UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 10, 2012

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __ **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __ **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ **No X**

Enclosure: Press release **ANGLOGOLD ASHANTI ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011, PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS**

AngloGold Ashanti

ANNUAL FINANCIAL STATEMENTS 2011

PURE GOLD

OUR VISION

TO BE THE LEADING MINING COMPANY

OUR MISSION

To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold and we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.

OUR VALUES

Safety is our first value.

We place people first and correspondingly put the highest priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment ... **to care.**

We treat each other with dignity and respect.

We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and others, and we deal ethically with all of our business and social partners.

We value diversity.

We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving benefit from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.

We are accountable for our actions and undertake to deliver on our commitments.

We are focused on delivering results and we do what we say we will do. We accept responsibility and hold ourselves accountable for our work, our behaviour, our ethics and our actions. We aim to deliver high performance outcomes and undertake to deliver on our commitments to our colleagues, business and social partners, and our investors.

The communities and societies in which we operate will be better off for AngloGold Ashanti having been there.

We uphold and promote fundamental human rights where we do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in which we operate. We aim to leave host communities with a sustainable future.

We respect the environment.

We are committed to continually improving our processes in order to prevent pollution, minimise waste, increase our carbon efficiency and make efficient use of natural resources. We will develop innovative solutions to mitigate environmental and climate risks.

CONTENTS

Forward-looking statements

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, return on shareholders' equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditure, and the outcome and consequence of any potential or pending litigation or regulatory proceedings, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, amongst other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such risk factors, refer to the section titled "Risk management and risk factors" in these annual financial statements. Readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of these annual financial statements or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Scope of report

APPROACH TO REPORTING

AngloGold Ashanti Limited (AngloGold Ashanti) endeavours to report on performance in an integrated and holistic way, taking into account a broad range of stakeholder requirements and current best practice.

Our reporting is guided by the King Code of Governance Principles for South Africa 2009 (King III), which became effective on 1 March 2010, and requires companies listed on the Johannesburg Stock Exchange (JSE) to issue an integrated report covering financial and non-financial issues.

This report, the Annual Financial Statements 2011, is supplementary to the group's primary report, the Annual Integrated Report 2011, which has been published for the first time this year. These two reports, together with the Sustainability Report 2011, the Mineral Resource and Ore Reserve Report 2011 and the Notice of Annual General Meeting 2011, comprise AngloGold Ashanti's suite of Annual Reports for 2011.

This suite of reports which covers the financial year ended 31 December 2011, aims to illustrate the fundamental link between the risks and opportunities that face the business in the short, medium and long term, and how AngloGold Ashanti's strategy has developed to ensure that it responds appropriately to these risks while creating and sustaining value for all stakeholders.

The Annual Integrated Report 2011 sets out the group's strategy, governance, performance and prospects in the context of its operations and the markets for its products, and recognises the importance and concerns of stakeholders. It will be submitted to the JSE, where AngloGold Ashanti has its primary listing, together with the Annual Financial Statements 2011 and the Notice of Annual General Meeting 2011.

AngloGold Ashanti's annual reports

available at www.aga-reports.com


AngloGold Ashanti
ANNUAL REPORTS 2011
ONE APPROACH
PEOPLE
ARE OUR BUSINESS
Tito Mboweni
Mark Cutifani
Srinivasan Venkatakrishnan
4.33Moz
$6.6bn
61,242
Annual Financial Statements 2011
Sustainability Report


ANNUAL INTEGRATED REPORT 2011
PURE GOLD
NOTICE OF ANNUAL GENERAL MEETING 2011
PURE GOLD
ANNUAL FINANCIAL STATEMENTS 2011
PURE GOLD
SUSTAINABILITY REPORT 2011
SUSTAINABLE GOLD
MINERAL RESOURCE AND ORE RESERVE REPORT 2011
PURE GOLD

www.aga-reports.com

The Annual Financial Statements 2011 provide more detailed reviews of operations and projects, the exploration programme, the approach to corporate governance and both the group and company financial statements for the 2011 financial year. These financial statements have been prepared in accordance with: International Financial Reporting Standards (IFRS); the South African Companies Act, 71 of 2008; and the JSE Listings Requirements.

These reports will be available online on the corporate website, www.anglogoldashanti.com as well as on the reports website, www.aga-reports.com. Those shareholders who would prefer copies of these reports, either posted or e-mailed to them, are asked to contact companysecretary@anglogoldashanti.com in this regard.

The suite of Annual Reports 2011 is made up of:

- The **Annual Financial Statements**, which presents a comprehensive review of the year and has been prepared in accordance with: the International Financial Reporting Standards (IFRS); the South African Companies Act, 71 of 2008; and the Listings Requirements of the JSE. This report is submitted to the JSE in South Africa, as well as the London, New York, Ghana and Australian stock exchanges on which AngloGold Ashanti is listed.
- The **Annual Integrated Report**, which has been produced in line with the recommendations of King III and the JSE Listings Requirements. Cognisance has been taken of local and international recommendations on integrated reporting in developing the contents and style of reporting. Stakeholders seeking more detailed and specific information are referred to the other reports.
- The **Sustainability Report**, which provides insight into AngloGold Ashanti's approach to sustainability. This report focuses on those issues that have been determined to be most important to the group and to stakeholders. AngloGold Ashanti continues to support the Global Reporting Initiative (GRI) and reports in accordance with its 3.0 guidelines and the Mining and Metals Sector Supplement, the Sustainable Development Framework of the International Council on Metals and Mining (ICMM), and the principles of the United Nations Global Compact (UNGC).
- The **Mineral Resource and Ore Reserve Report**, which presents the group's Mineral Resource and Ore Reserve in accordance with the South African Code for Reporting of Exploration Results, Mineral Reserves and Mineral Resources (SAMREC 2007 Edition), and the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC 2004). This report has been prepared, reviewed and confirmed by the Competent Persons as defined in terms of these codes.
- The **Notice of Annual General Meeting** which gives notice of the 68th annual general meeting of shareholders to be held on Thursday, 10 May 2012 at 11:00 (South African time).

The suite of annual reports will be furnished to the United States Securities and Exchange Commission (SEC) on Form 6-K.

These reports cover all operations and entities in which AngloGold Ashanti has a significant interest and which are under the management of the group, or in whose management it has significant influence. Certain joint ventures and other interests are discussed where relevant, to provide insight and context. Production is expressed on an attributable basis, unless otherwise stated. Capital is reported at 100% unless indicated otherwise. Safety performance is reported for each managed entity while the average number of employees is reported for subsidiaries and joint ventures. Sustainability data covers all operations, exploration projects, joint ventures and subsidiary companies managed by AngloGold Ashanti.

For cross-referencing of information in the various reports, the following icons are used:

FS **Annual Financial Statements 2011**

IR **Annual Integrated Report 2011**

SR **Sustainability Report 2011**

RR **Mineral Resource and Ore Reserve Report 2011**

www **Online Report at www.aga-reports.com**

Unless otherwise stated, $ or dollar refers to US dollars throughout this suite of reports.

- *References to "group" and "company" are used interchangeably in the narrative of this report, except in the financial statements of the group and company.*
- *"Statement of financial position" and "balance sheet" are used interchangeably in the narrative of this report.*
- *To familiarise yourself with the terminology used in this report, please refer to Non-GAAP disclosures and the Glossary of terms and Non-GAAP metrics.*
- *Locations on maps are for indication purposes only.*

IMPROVEMENTS DELIVER VALUE AND OPTIMISE GROWTH

Highlights of 2011

4.33Moz
gold produced

$6.6bn
gold sales*

61,242
employees and contractors

* *Excludes joint ventures*

Safety performance

Group – AIFR*
(per million hours worked)


20.95
16.66
12.88
11.50
9.76
07
08
09
10
11

Group – fatalities*


34
14
15
15
15
07
08
09
10
11

* *Excludes joint ventures not managed by the group*

Financial highlights of 2011

$1.6bn profit attributable to equity shareholders

336US cents adjusted headline earnings per share

49US cents dividends per share

Financial performance

(Loss) profit attributable to equity shareholders
($m)



(668)
(1,195)
(320)
76
1,552
07
08
09
10
11

EBITDA*
($m)



1,224
1,131
1,663
1,897
3,014
07
08
09
10
11

* *Excludes hedge buy-back costs*

Adjusted headline earnings (loss) per ordinary share
(US cents)



99
(283)
(14)
(473)
336
07
08
09
10
11

Cash flows from operating activities*
($m)



866
584
1,299
1,669
2,655
07
08
09
10
11

* *Excludes hedge buy-back costs*

Dividends per ordinary share
(US cents)



19
11
17
20
49
07
08
09
10
11

Net debt
($m)



1,318
1,283
868
1,288
610
07
08
09
10
11

Key features of the year continued

Operational highlights of 2011

20 operations in 10 countries

Gold production
(000oz)


5,477
4,982
4,599
4,515
4,331
07
08
09
10
11

Maximise margins

$728/oz total cash costs

Total cash costs
($/oz)


357
444
514
638
728
07
08
09
10
11

Investment

$1.5bn capital expenditure*

Capital expenditure*
($m)


1,059
1,201
1,027
1,015
1,527
07
08
09
10
11

** Includes joint ventures*

Employment

$1.5bn employee benefits

Average number of employees*


61,522
62,895
63,364
62,046
61,242
07
08
09
10
11

** Includes contractors*

Community highlights

$1.2bn

payments to governments*

Payments to governments*

($m)



711
535
644
844
1,220
07
08
09
10
11

* *Includes direct and indirect taxes, royalties and dividends paid to governments*

$21m

in community investment

Community investment

($m)



8
8
11
16
21
07
08
09
10
11

Environmental performance

100% of

operations certified to ISO 14001 environmental management standard

Energy efficiency

(GJ/oz)



5.1
5.5
6.0
6.4
6.7
07
08
09
10
11

Greenhouse gas efficiency

(tCO_2e/oz)



0.77
0.85
0.96
1.00
0.99
07
08
09
10
11

Water efficiency

(kL/oz)



9.47
10.02
11.11
11.34
12.43
07
08
09
10
11

ANGLOGOLD ASHANTI – THE THIRD LARGEST PRODUCER OF GOLD

A truly global producer of gold

Headquartered in Johannesburg, South Africa, AngloGold Ashanti has 20 operations in 10 countries on four continents, as well as several exploration programmes in both the established and new gold producing regions of the world.

Location of operations and major exploration projects


10
6
5
4
12
11
9
7
3
8
2
13
1

Operations

1. **Argentina**
   Cerro Vanguardia
2. **Australia**
   Sunrise Dam
3. **Brazil**
   Serra Grande
   AGA Mineração
4. **Ghana**
   Iduapriem
   Obuasi
5. **Guinea**
   Siguiri
6. **Mali**
   Morila
   Sadiola
   Yatela
7. **Namibia**
   Navachab
8. **South Africa**
   Vaal River
   Great Noligwa
   Kopanang
   Moab Khotsong
   Surface operations
   West Wits
   Mponeng
   Savuka
   TauTona
9. **Tanzania**
   Geita
10. **United States**
   Cripple Creek & Victor

Major exploration projects

11. **Colombia**
   Gramalote
   La Colosa
12. **DRC**
   Kibali
   Mongbwalu
13. **Australia**
   Tropicana

AngloGold Ashanti employed 61,242 people, including contractors, in 2011 (2010: 62,046) and produced 4.33Moz of gold (2010: 4.52Moz), generating $6.6bn in gold income, excluding joint ventures (2010: $5.3bn). Capital expenditure in 2011 amounted to $1.5bn (2010: $1.0bn). As at 31 December 2011, AngloGold Ashanti had an attributable Ore Reserve of 75.6Moz (2010: 71.2Moz) and an attributable Mineral Resource of 230.9Moz (2010: 220.0Moz).

Focused on returns

AngloGold Ashanti endeavours to maximise the returns delivered to shareholders through the economic cycle, by producing gold safely, responsibly and efficiently.

Stock exchange listings

While AngloGold Ashanti's primary listing is on the Johannesburg Stock Exchange (JSE), the company is also listed on the London Stock Exchange (LSE), the New York Stock Exchange (NYSE), the Ghana Stock Exchange (GhSE) and the Australian Securities Exchange (ASX). At the end of December 2011, the group had 382,242,343 ordinary shares in issue. The market capitalisation at year-end was $16.2bn (2010: $18.8bn). Around 98% of the group's ordinary shares are considered to be free float, with 1.67% held by the Government of Ghana.

AngloGold Ashanti delisted from Euronext Paris on 23 December 2011 and from Euronext Brussels on 30 December 2011.

Our business

Exploration

The group's exploration programme covers greenfield, brownfield and marine exploration and is conducted either by AngloGold Ashanti or in collaboration with partners. Greenfield exploration teams search for new long-life, low cost mines and brownfield exploration is conducted in and around existing operations. The group has also established a joint venture to explore for marine mineral deposits on the continental shelf. This complements AngloGold Ashanti's existing terrestrial exploration and mining activities.

Operations

AngloGold Ashanti has surface and underground mining operations in the Americas, South Africa, elsewhere on the African continent and in Australia. Valuable by-products – silver, sulphuric acid and uranium – are produced in the process of recovering the gold mined at certain operations.

Marketing

Once doré, the unrefined gold bar, is produced at AngloGold Ashanti's processing plants, it is dispatched to various precious metal refineries where it is refined to a purity of at least 99.5%. This is in accordance with the standards of 'good delivery' as determined by the London Bullion Market Association. The refined gold bars are then sold to bullion banks or refiners. Gold has been a much sought after source of wealth over the centuries, be it as an investment, a store of value or as jewellery. AngloGold Ashanti campaigns actively to promote the demand for gold.

Geographic distribution of shareholders

as at 31 December 2011 (%)



United States	47.9%
South Africa	27.9%
United Kingdom	9.4%
Rest of Europe	5.9%
Singapore	2.1%
Australia	1.8%
Ghana	1.7%
Rest of Americas	1.3%
Rest of the world	2.0%

Geographic distribution of gold sales

For the year ended 31 December 2011 (%)



South Africa	37.6%
United Kingdom	26.3%
North America	14.7%
Europe	9.1%
Asia	6.9%
Australia	5.4%

TO GROW AND CREATE WEALTH SUSTAINABLY

Striving to be the leading mining company

AngloGold Ashanti's broad strategic direction is defined in its vision, mission and values and in its five core strategies, explained in more detail below and in the relevant sections of the company's Annual Integrated Report IR .

These elements underpin Project ONE, the company's business framework, which is a consistent operating model that reaches every corner of the organisation, bringing together people and technical systems to realise AngloGold Ashanti's vision to be 'the leading mining company'. This operating model defines the technical, commercial and social aspects of the business, and prescribes how they interact in order to ensure delivery on the company's business goals. It sets the framework to ensure consistency and efficiency in all processes with the aim of enhancing operating performance and control.

AngloGold Ashanti's five core strategies are:

- **People are the business** – Providing the leadership and the supporting management processes to ensure that we have the right people, in the right roles, doing the right work to deliver against our goals;
- **Maximise margins** – Managing revenues to ensure that full value is realised from our products by delivering a quality product and managing costs to protect margins and returns on capital employed;
- **Manage the business as an asset portfolio** – Optimising asset and project portfolios to meet or exceed specified rates of return. To achieve this, each asset is regularly reviewed and ranked in both absolute terms and relative to its peer group;
- **Grow the business** – Developing a range of options for growth, including greenfield and brownfield exploration, new opportunities for promoting organic growth, value-accretive merger and acquisition opportunities and maximising the value of commodities other than gold within our portfolio; and
- **Embrace sustainability principles** – Developing business and social partnerships based on mutual value creation, while maintaining a focus on ensuring the safety and well-being of employees and managing environmental and other impacts.

AngloGold Ashanti's business strategy is reviewed regularly to determine progress against the backdrop of a dynamic operating and regulatory environment.

The key components of each of the five core strategies are set out below:

People are the business

AngloGold Ashanti recognises that 'people are the business' and through its:

- **mission**, defines a clear view of the organisation;
- **vision**, reflects a clear and consistent view of the organisation's future;
- **values**, recognises that the process used to achieve results is as important as the results themselves; and
- **Business Process Framework (BPF)**, a component of Project ONE, defines the policy, standards and operating framework necessary to establish a flexible and responsive work model within which people have the opportunity to be creative and realise their potential.
- **Organisational model**, ensures that the right person, does the right work, in the right way and at the right time.

Maximise margins

AngloGold Ashanti seeks to maximise margins by actively managing revenues and costs.

Full value is realised from its products by:

- offering exposure to spot prices;
- delivering products of a consistent quality, and on time;

- working to maintain cost inflation below the industry average; and
- applying resource development strategies to maintain operating margins over the life cycle of an asset.

Project ONE has been implemented to standardise operating procedures and achieve key five-year goals.

The board reviewed these goals in late 2010 for the period 2011-2015 as follows:

- **Safety** – the long-term goal is to operate without accident or injury. AngloGold Ashanti aims to reduce the all injury frequency rate to less than 9 per million hours worked;
- **Productivity** – 20% improvement in oz/TEC;
- **Environment** – the long-term target is to operate without environmental incidents. The group aims to achieve a 30% reduction in reportable incidents by 2015;
- **Production (attributable ounces produced)** – between 5.4Moz and 5.6Moz, an improvement of 20% on base;
- **Total cash cost per ounce** – a 20% improvement in real IFRS total cash costs per ounce (adjusted for mining inflation); and
- **Return on shareholders' equity (%)** – 15% through the five-year period.

AngloGold Ashanti may not be able to reach these goals.

Manage the business as an asset portfolio

Through this strategy, AngloGold Ashanti optimises capital deployment by investing only in assets and growth opportunities which offer superior returns. Each asset and project is ranked during the business planning process. Rankings are both absolute and relative to the peer group, with the aim of:

- ensuring individual assets and projects meet or exceed specified risk-adjusted rates of return;
- identifying the strengths and weaknesses of the portfolio, with particular focus on portfolio risk;
- implementing strategies to identify optimal orebody capability;
- applying methods and design to ensure optimal operating performance;
- ensuring the application of detailed planning and scheduling, together with the use of best-practice operating methods associated with each asset;
- optimising returns from existing assets and growth opportunities; and
- selling, at attractive valuations, those assets that no longer meet the company's criteria.

Grow the business

AngloGold Ashanti seeks to enhance shareholder value through:

- **Greenfield exploration** – leveraging its asset portfolio and landholdings to develop new projects, whilst continually reviewing and analysing potential opportunities;
- **Brownfield exploration and project development** – promoting organic growth and leveraging the existing infrastructural base;
- **New projects** – promoting organic growth and leveraging current positions;
- **Mergers and acquisitions** – selectively pursuing value-accretive merger and acquisition opportunities; and
- **Incremental growth** – maximising the value of other commodities, including uranium, within an existing and developing asset portfolio.

Embrace sustainability principles

AngloGold Ashanti's sustainable development framework addresses a number of interlinked issues which are critical to business sustainability:

- In a climate of increased resource competition, this framework enables countries and communities in which the company operates to derive sustainable economic benefits from the extraction of resources. AngloGold Ashanti seeks to achieve this by developing mutually-beneficial partnerships with host governments and communities and participating in the co-design of projects which will achieve local development goals.
- Environmental and natural resource management – among other inputs, mining requires energy, water and access to land. The company's ability to manage these resources effectively impacts directly on community relationships and on production costs.
- Improving the safety and health of employees. The long-term business goal is to operate without illness or injury.
- The company's commitment to respect human rights – reflected in the implementation of the voluntary principles on security and human rights (VPSHR) in security management strategies as well as through the development of a human rights framework for the business, based on the UN guidelines on business and human rights.
- Effective stakeholder engagement is required to support management of the above priorities and the company is therefore working to implement a company-wide engagement standard to improve performance in this area.

KEY FINANCIAL OBJECTIVES MET – A YEAR OF RECORD EARNINGS

Executive summary

In a year of record gold prices, better operating performance from some of the group's key assets and the first year of full exposure to spot prices, AngloGold Ashanti successfully met all three of its key 2011 financial objectives which were set out in the 2010 CFO's report. Taking each of these objectives in turn:

1. **Ensuring that the benefits of the hedge book elimination are captured in improved earnings and cash generation**

   The 2011 earnings and cash flow metrics were well ahead of the levels seen in 2010, capturing the benefits of the hedge book elimination. Profit attributable to equity shareholders for 2011 increased 20-fold to $1.55bn. Adjusted headline earnings for 2011 of $1.3bn represented a 65% increase on the levels seen in 2010 of $787m*. Cash inflow from operating activities rose 59% in 2011 to $2.66bn from $1.67bn* recorded in 2010. Free cash flow in 2011 also rose 59% from $525m* in 2010 to $833m in 2011. These increases demonstrated the leverage AngloGold Ashanti offers to the average spot gold price, which rose year-on-year by 28%.

2. **Maintaining our international investment grade credit ratings**

   During 2011, AngloGold Ashanti successfully maintained its international investment grade credit ratings from both Standard and Poor's and Moody's financial services. The liquidity and solvency metrics improved year-on-year, on the back of stronger earnings and improved cash generation.

3. **Maintaining a prudent statement of financial position, while at the same time not compromising the project pipeline and returns to shareholders**

   The group's net debt** position at $610m on 31 December 2011 represents a 53% debt reduction, when compared with 31 December 2010 ($1.29bn). The strong cash generation helped the group meet its increased 2011 capital expenditure payments, including joint ventures, of $1.53bn and at the same time improve dividends declared to shareholders with respect to the year, by 162% as compared to 2010, from 145 SA cps (20 US cps) to 380 SA cps (49 US cps) . Return on net capital employed rose from 15% to 20% and return on equity rose from 20% to 25%.

During the fourth quarter of 2011, AngloGold Ashanti obtained a A$600m four-year unsecured revolving credit facility on competitive terms from a syndicate of 11 banks to fund working capital and development costs at the group's Australian operations. None of the group's principal financing facilities** (which include the two rated bonds, 3.5% convertible bonds, $1bn syndicated revolving credit facility and A$600m syndicated revolving credit facility) mature for repayment until the second quarter of 2014. The improved cash generation under current market circumstances, headroom under its debt facilities and longer debt tenor has placed the group in a position to meet its 2012 and 2013 project capital requirements.

Turning to the 2011 performance, some of the key financial metrics include:

- **Gold production:** 4.33Moz (4% below 4.52Moz recorded in 2010 due to unprecedented floods in Australia; higher safety stoppages and industrial action in South Africa);
- **Average US dollar spot price:** $1,572/oz (28% higher than the average spot price of $1,227/oz in 2010);
- **Total cash costs:** $728/oz (14% higher than $638/oz recorded in 2010 due to higher inflation, stronger fuel prices, increased royalty charges and lower units of production);
- **Adjusted headline earnings:** $1.3bn (65% higher than the $787m recorded in 2010 which excluded the impact of accelerated hedge buy-backs. Adjusted headline loss in 2010 after factoring in the cost of the accelerated hedge buy-backs was $1.76bn);

- **Adjusted headline earnings per share:** 336 US cps (58% higher than 212 US cps recorded in 2010)*;
- **Profit attributable to equity shareholders:** $1.55bn (20-fold increase as compared to the $76m recorded in 2010);
- **Earnings before interest, taxes and depreciation:** $3.0bn (58% increase on the $1.9bn recorded in 2010);
- **Free cash flow:** $833m (an increase of 59% on the 2010 level of $525m). This excludes proceeds from the sale of non-core assets of $35m (pre-tax) in 2011 and $134m in 2010;
- **Net debt at year-end**:** $610m (53% reduction when compared to the 2010 level of $1.29bn);
- **Return on net capital employed:** 20% (2010: 15%);
- **Return on equity:** 25% (2010: 20%); and
- **Dividends declared per ordinary share:** 380 SA cps or 49 US cps (162% increase on the 145 SA cps or 20 US cps declared in 2010).

Dividends declared per ordinary share
(SA cps)



380
200
100
130
145
180
08
09
10
11
Full year dividends declared
Q4 2011

** Excludes accelerated hedge buy-back costs.*
*** Excludes mandatory convertible bonds.*

On 15 March 2012, Moody's Investors Service announced that it has upgraded AngloGold Ashanti Limited's credit rating from Baa3 to Baa2 with a stable outlook.

Production

Gold

Gold production of 4.33Moz for the year was 4% or 184,000oz lower than that of 2010. This decrease was primarily due to the high wall slip and flood-related work stoppages at the Sunrise Dam mine, the sale of Tau Lekoa in 2010, and the impact of safety-related stoppages and industrial action in South Africa, and was partly offset by improvements at Geita and the Americas operations.

South Africa's production decreased 9% or 161,000oz to 1.62Moz, of which 63,000oz related to the sale of Tau Lekoa during 2010. The balance of the production decrease occurred across most of the South African mines except for Savuka and Kopanang. The lower output was due mainly to strike action and an increased number of government-imposed safety-related stoppages. At TauTona, production remained constrained as a result of increased seismicity in the area which halted production. Great Noligwa experienced lower production due to a combination of ore pass blockages and the closure of two haulages. This was partly offset by an increase in production at Savuka as the mine returned to production late last year following a seismic event in 2009. At Kopanang, higher grades were mined during the year which marginally increased production.

Production from **Continental Africa** increased 5% or 78,000oz to 1.57Moz. Geita turned in another strong performance benefiting from higher grades mined in the Nyankanga pit, whilst at Iduapriem, an increase in volumes mined contributed to the higher production. These increases were partially offset by lower production at Yatela, Siguiri, Navachab and Obuasi where lower grades were recovered.

In the **Americas** region, production increased 6% or 49,000oz to 891,000oz. The increase was mainly due to better gold recovery from the heap leach pad at Cripple Creek & Victor, which benefited from better pad pH chemistry and the strategy of stacking higher grade ore closer to the pad liner. At AGA Mineração, higher tonnage and grades contributed to increased production whilst the lower production at Serra Grande was mainly related to lower grades.

Australasia's production decreased 38% or 150,000oz to 246,000oz. The lower production at Sunrise Dam was due to flood-related work stoppages and ramp failure resulting from the excessive rainfall. Mining was suspended for prolonged periods while remediation work was undertaken.

By-products

Uranium production of 1.38Mlb was 6% lower than 2010 due to lower grades and lower gold production. Silver production of 2.96Moz was in line with the previous year.

Income statement

An analysis of the abridged income statement for the year, with comments on significant variances, is presented as follows:

Figures in $ million	Notes	2011	2010
Gold income	1	**6,570**	5,334
Cost of sales	2	**(3,946)**	(3,550)
Loss on non-hedge derivatives and other commodity contracts	3	**(1)**	(702)
Gross profit		**2,623**	1,082
Corporate administration, marketing and other operating expenditure	4	**(305)**	(240)
Exploration costs	5	**(279)**	(198)
Special items	6	**163**	(126)
Operating profit		**2,202**	518
Net interest paid	7	**(144)**	(123)
Exchange gains and fair value adjustments on convertible bonds	8	**190**	(53)
Share of equity accounted investments' profit		**73**	63
Profit before taxation		**2,321**	405
Taxation	9	**(723)**	(276)
Profit for the year		**1,598**	129
Other financial data			
EBITDA (excluding hedge buy-back costs)		**3,014**	1,897
Adjusted headline earnings (excluding hedge buy-back costs)		**1,297**	787

Income statement commentary

Profit for the year increased from $129m in 2010 to $1,598m in 2011, mainly as a result of the higher spot gold price, the elimination of the loss on non-hedge derivatives and other commodity contracts (outlined in note 3 below), improved performance from Geita and the fair value gains on the convertible bonds.

1. *Gold income*

Gold income at $6,570m was 23% higher than in 2010. This was due to the increase in the average gold price received which rose from $1,159/oz to $1,576/oz [(1)], in line with higher spot gold prices.

2. *Cost of sales*

Cost of sales increased by 11% from $3,550m to $3,946m in 2011:

- **Total cash costs** increased 9% from $2,778m in 2010 to $3,028m in 2011. Total cash costs per ounce increased from $638/oz to $728/oz (refer to graph below). This was mainly due to:
  - lower production levels;
  - stronger local operating currencies (particularly the Australian dollar) against the US dollar;
  - inflation-related increases in salaries, consumables, power and fuel;
  - higher royalties paid globally which related to higher gold prices and the profit-based royalty introduced in South Africa from 1 March 2010;
  - other variances include higher costs at Geita associated with mining in the Star and Comet Pits and maintenance on the SAG mill; at AGA Mineração, due to additional mining and transport costs pertaining to the Córrego do Sítio sulphide project, with treatment taking place at the Cuiabá plant; at Siguiri, where higher power costs were imposed by the government; and at Cripple Creek, where costs increased with deeper mining; and
  - higher deferred stripping costs at Iduapriem due to a revision in the production plan.

All of these were partly offset by:

- lower deferred stripping costs mainly at Sunrise Dam due to the floods, and at Geita following the change in the life of mine stripping ratio; and
- higher income from by-products, mainly price related, and higher sales of silver and uranium.

(1) *Excludes hedge buy-back costs.*

2011 vs 2010 – analysis of total cash costs

($/oz)



638
9
47
694
16
3
1
4
(17)
12
(26)
45
(4)
728
Actual 2010
Exchange rates
Inflation
Subtotal
Volume
Grade
Ore stockpile
Abnormal
By-products
Royalties
Deferred stripping
Other
Acquisition/disposal
Actual 2011

- **Rehabilitation costs and other non-cash costs** increased from $109m to $229m as a result of changes to the life-of-mine profiles; additional environmental impact; a change in inflation and discount rate assumptions; a change in the design of tailings storage facilities; and a change in methodology following requests from some regulatory agencies to backfill open pits that have been mined out.
- **Retrenchment costs** of $15m were incurred mainly in the South African region.
- **Amortisation of tangible and intangible assets** increased from $692m to $770m in 2011. This increase is attributable to the reassessment of the useful lives of assets and the components of property, plant and equipment in accordance with revisions to the business plans, the higher tangible asset base and the impact of stronger local currencies.

3. *Loss on non-hedge derivatives and other commodity contracts*

The decrease in the loss on non-hedge derivatives and other commodity contracts from $702m in 2010 to $1m in 2011 is attributable to the elimination of the gold hedge book during 2010. The company now has full exposure to the gold spot price.

4. *Corporate administration, marketing, and other operating expenditure*

This expenditure increased from $240m in 2010 to $305m in 2011, and included costs associated with the business improvement initiative, Project ONE, inflation-related increases in corporate office costs, capacity building costs within the Continental Africa region and costs associated with global information technology.

5. *Exploration costs*

Expensed exploration costs (excluding equity-accounted joint ventures) increased from $198m in 2010 to $279m in 2011. Expensed exploration costs (including equity-accounted joint ventures) increased from $205m in 2010 to $313m in 2011. The expensed exploration costs consisted of greenfield expenditure of $98m, brownfield expenditure of $87m, expenditure of $19m on the De Beers marine venture, and prefeasibility expenditure of $109m. The increase is due to higher prefeasibility expenditure at La Colosa and Gramalote in Colombia, Tropicana in Australia, and Mongbwalu in the Democratic Republic of the Congo, as well as increased exploration activities in Guinea, the Solomon Islands and marine exploration areas.

6. *Special items*

Special items yielded an income of $163m in 2011 compared to an expense of $126m in 2010. This is made up as follows:

Figures in $ million	2011	2010
Income items		
Net impairment reversals of tangible assets	**121**	–
Losses recovered through insurance claims	**3**	24
Profit on disposal of assets and investments	**2**	43
Royalties received	**79**	8
	205	75
Expense items		
Impairment of assets, investments and receivables	**(21)**	(102)
Loss on disposal of assets	**(8)**	(25)
Indirect tax expenses and legal claims	**(6)**	(17)
Mandatory convertible bond transaction costs	**–**	(56)
Other operating costs	**(7)**	(1)
	(42)	(201)
Total special items	**163**	(126)

- Net impairment reversals in 2011 included a $135m reversal of the Geita cash generating unit impairment due to an increase in the long-term real gold price, and a significant increase in the life-of-mine Ore Reserve. This was partially offset by the $9m impairment of the TauTona VCR shaft pillar and ore pass and various other minor asset impairments. In 2010, impairments related mainly to the below 120 project level at TauTona and Savuka mine development.
- Royalties received for 2011 consisted mainly of the $38m royalty from Boddington, $35m from the sale of the Ayanfuri royalty and the $5m royalty from Tau Lekoa.
- Other operating costs included the modification cost of $7m for the Izingwe black economic empowerment transaction.

Income statement commentary continued

7. Net interest paid

Net interest paid increased from $123m to $144m in 2011 due to the higher interest and fees paid on the rated and mandatory convertible bonds with the bonds being in issue for a full year in 2011 and an increase in the unwinding and discounts of long-term provisions and receivables.

8. Exchange gains and fair value adjustments on convertible bonds

In 2011, the fair value gain of $84m on the option component of the convertible bonds was due to the decline in volatilities and the share price which decreased the option value. In 2010, a fair value loss of $1m was recorded.

In 2011, the fair value gain of $104m on the mandatory convertible bonds was a result of the movement in the listing price of the bonds on the New York Stock Exchange. In 2010, a fair value loss of $55m was reported. The mandatory convertible bonds are carried at fair value.

9. Taxation

The taxation charge was substantially higher in 2011 at $723m compared with $276m in 2010. The increase was due to higher earnings, tax losses having been fully utilised in South Africa and Geita, and tax credits in 2010 not being repeated in 2011. These factors were partly negated by the recognition of a deferred tax asset in North America relating to tax losses which are now available for offset against taxable income.

Other financial data

EBITDA (excluding the cost of hedge buy-backs) increased from $1,897m in 2010 to $3,014m in 2011. The year-on-year increase of $1,117m is illustrated in the graph below:

2011 vs 2010 – EBITDA
($m)


1,897
1,455
(250)
(112)
24
3,014
Actual 2010
Gold income (including realised loss)
Total cash costs
Retrenchment and rehabilitation costs
Other
Actual 2011

Adjusted headline earnings (excluding the cost of hedge buy-backs) increased from $787m in 2010 to $1,297m in 2011. The year-on-year increase of $510m is illustrated in the graph below:

2011 vs 2010 – Adjusted headline earnings (excluding the cost of hedge buy-backs)
($m)


787
1,117
(139)
(21)
(507)
60
1,297
Actual 2010
Adjusted gross profit
Corporate and exploration costs
Net interest
Tax
Other
Actual 2011

- The increase in adjusted gross profit was due to the improved margins resulting from the higher received gold price partly offset by higher operating costs and lower production;
- Corporate costs increased by $58m and exploration by $81m;
- Net interest paid was $21m higher (refer note 7 previously);
- Taxation was $507m higher (refer note 9 previously) when compared to 2010. This was primarily due to taxation benefits on the hedge buy-back in 2010, which were not repeated in 2011, and deferred taxation on net impairment reversals; and
- Other items of $60m included the insurance pay-out for the interruption of operations at Savuka, lower retrenchment costs in 2011, equity income from associates and joint ventures, higher royalties received and lower indirect taxes.

Statement of financial position

An analysis of the abridged statement of financial position as at 31 December is presented and variations in balances are commented upon below.

Figures in $ million	Notes	2011	2010
Tangible and intangible assets	1	**6,735**	6,374
Cash and cash equivalents		**1,112**	575
Other assets	2	**2,955**	2,583
Total assets		**10,802**	9,532
Total equity	3	**5,166**	4,113
Borrowings	4	**2,488**	2,704
Deferred taxation		**1,158**	900
Other liabilities	5	**1,990**	1,815
Total equity and liabilities		**10,802**	9,532

Statement of financial position commentary

The statement of financial position improved significantly with net debt (excluding the mandatory convertible bonds) reducing from $1.29bn in 2010, to $610m in 2011. The significant increase in equity during the year was mainly due to increased earnings following the hedge book elimination in 2010, the subsequent full exposure to the spot gold price and improved performance from Geita.

Significant events that impacted the statement of financial position were:

1. *Tangible and intangible assets*

The increase in tangible and intangible assets from $6,374m to $6,735m was mainly due to capital expenditure of $1,439m (excluding that of joint ventures) incurred during the year, an impairment reversal of $135m at Geita, partly offset by the exchange effects of local currencies against the US dollar of $425m, and an amortisation charge of $770m. Other movements included changes in estimates of decommissioning assets, impairments and deferred stripping costs.

2. *Other assets*

Other assets consists mainly of investments, inventories, trade and other receivables, non-current assets, deferred tax assets, cash restricted for use and assets held for sale. Other assets increased from $2,583m in 2010 to $2,955m in 2011.

Significant movements included:

- an increase in the deferred tax asset of $59m mainly in North America;
- an increase in inventory of $239m following a build-up of stockpiles at various mines to provide flexibility;
- an increase in investments in associates and joint ventures of $80m with the granting of additional funding to the Kibali joint venture for project development, and to the Thani joint venture for exploration activities;
- an increase in cash restricted for use of $15m which is due to higher restricted cash balances mainly at the Tropicana project; and
- a net increase of $27m in current trade and other receivables owing to prepayments on capital projects.

This was all partly offset by:

- a decrease of $76m in non-current trade and other receivables owing to a decrease in VAT receivable, due mainly to an offset arrangement against corporate taxes payable at Geita (movement from non-current to current); and
- a decrease of $51m in other investments mainly due to the fair value adjustment on shares held in International Tower Hill Mines Limited.

3. *Total equity*

Total equity increased from $4,113m in 2010 to $5,166m in 2011.

Significant movements included:

- an increase in share capital and share premium of $62m (net of share issue expenses) due to the modification of the ESOP share scheme and an increase in the number of shares issued in terms of the share incentive scheme;
- profit for the year of $1,598m which was mainly due to the higher gold price received;

Statement of financial position commentary continued

Partially offset by:

- a decrease in other comprehensive income of $458m including foreign currency translation reserves, cash flow hedge reserves, available-for-sale reserves and actuarial gains and losses; and
- dividends paid to equity shareholders of $131m and to minorities of $27m.

4. *Borrowings*

Total long- and short-term borrowings decreased from $2,704m in 2010 to $2,488m in 2011. Borrowings and related facilities are summarised as follows:

Figures in $ millions	Notes		2011	2010
Mandatory convertible bonds	1	Refer group note 26 on page 240 for conversion features	**760**	874
Rated bonds		$700m 10-year bonds $300m 30-year bonds	**996**	995
3.5% Convertible bonds		Refer note 26 on page 241 for conversion features	**652**	623
FirstRand Bank Limited loan facility	2	Repaid and cancelled	**–**	107
Syndicated loan facility	3	$1bn	**–**	38
Syndicated loan facility	4	A$600m	**–**	–
			2,408	2,637
Other loans and finance leases			**80**	67
Total			**2,488**	2,704

Notes:

1. During September 2010, the company issued $789m worth of mandatory convertible subordinated bonds due on 15 September 2013. The bonds are carried at fair value (refer to group note 26 for conversion features). Both the Moody's and Standard and Poor's ratings agencies have confirmed that they regard these bonds as equity in determining their ratings, and have reaffirmed AngloGold Ashanti's international investment grade credit ratings. These instruments have therefore been treated as equity and excluded from borrowings in the Non-GAAP debt metrics.
2. During February 2011, the R1.5bn FirstRand Bank Limited loan facility was fully repaid and cancelled. The loan was SA rand-based and interest had been charged on this loan at JIBAR plus 0.95% per annum.
3. During February 2011, the amounts drawn under the $1bn syndicated revolving credit facility were repaid, but the facility remains in place. The loan was US dollar-based and subject to debt covenant arrangements for which no default event occurred.
4. During December 2011, the group successfully obtained a four-year A$600m syndicated revolving credit facility. This facility will be used to fund the working capital and development costs associated with the group's mining operations in Australia without eroding the group's headroom under its other facilities and exposing the group to account for foreign exchange gains (losses) each quarter. The facility matures in December 2015. This facility was undrawn at the reporting date.

5. *Other liabilities*

Other liabilities consists mainly of provisions such as environmental rehabilitation, pension and post-retirement benefits, liabilities held for sale, trade, other payables and deferred income, derivatives and taxation payable. Other liabilities increased from $1,815m in 2010 to $1,990m in 2011.

Significant movements included:

- increases in environmental rehabilitation and other provisions of $193m (refer rehabilitation comments in the income statement). Other provision increases relate mainly to post-retirement benefit plan liabilities which increased due to a change in inflation and discount rate assumptions;
- an increase in taxation of $21m, due mainly to higher mining taxes in South Africa and Geita as a result of improved earnings and the utilisation of tax losses; and
- increases in trade, other payables and deferred income of $43m owing mainly to the higher level of accruals in line with the increased level of capital expenditure.

All of which were partly offset by:

- a decrease of $83m in derivatives which relates mainly to a drop in the value of the option component of the convertible bonds.

Statement of cash flows

An analysis of the abridged statement of cash flows is presented and significant variations in balances are commented upon below.

Figures in $ million	Notes	2011	2010
Cash generated from operations	1	**2,923**	1,714
Dividends received from equity-accounted investments		**111**	143
Net taxation paid		**(379)**	(188)
Cash utilised for hedge buy-back costs	2	**–**	(2,611)
Net cash inflow (outflow) from operating activities		**2,655**	(942)
Capital expenditure, including intangible assets	3	**(1,409)**	(973)
Net proceeds from the (acquisition) and disposal of tangible assets, investments, associates and joint venture loans	4	**(168)**	51
Interest received		**39**	32
Other investing activities		**(26)**	19
Net cash outflow from investing activities		**(1,564)**	(871)
Net proceeds from share issues	5	**9**	778
Net borrowings (repaid) proceeds	6	**(159)**	674
Mandatory convertible bond transaction costs		**–**	(26)
Dividends and finance costs paid		**(313)**	(232)
Net cash (outflow) inflow from financing activities		**(463)**	1,194
Net increase (decrease) in cash and cash equivalents		**628**	(619)
Translation		**(102)**	105
Cash and cash equivalents at beginning of year		**586**	1,100
Cash and cash equivalents at end of year (1)		**1,112**	586

(1) *The cash and cash equivalents balance at 31 December 2010 includes cash and cash equivalents included in the statement of financial position as part of non-current assets held for sale of $11m.*

Statement of cash flow commentary

The increase in the closing cash position followed on from the higher earnings which in turn were primarily due to the higher gold price received during the year and improved performance from Geita.

Operating activities

1. Cash generated from operations increased by $1,209m from $1,714m to $2,923m in 2011, mainly due to the higher received gold price, the benefits of which were partly offset by the decline in gold sold and the rise in total cash costs. Movements in working capital resulted in a net outflow of $170m in 2011 compared with a net outflow of $299m the prior year. The lower level of working capital cash outflow was due to reduced levels of trade and other receivables.
2. The final tranche of the accelerated hedge buy-back was concluded during the last quarter of 2010, resulting in the elimination of the gold hedge book.

Investing activities

3. Capital expenditure increased by $436m from $973m to $1,409m (excluding joint ventures) in 2011. Capital expenditure during 2011 consisted of $456m relating to project capital, $390m for ore reserve development and $563m for stay-in-business capital.
4. During 2011, net acquisition costs were $168m while in 2010, net proceeds from the sale of assets and investments was $51m. The most significant movements during the year were the acquisition of a non-controlling interest in First Uranium for $30m, and additional investments in associates and joint ventures of $115m. In 2010, the B2Gold and Red 5 investments were sold for $68m and $9m respectively, and additional shares were acquired in International Tower Hill Mines for $11m and in XDM Resources for $6m. The balance of the movements relate mainly to real estate activities in Brazil, investments in the environmental rehabilitation trust funds, and other sundry investment purchases and disposals.

Statement of cash flow commentary continued

Financing activities

5. Net proceeds from the issue of shares decreased from $778m to $9m in 2011. In 2011, the movements related to shares issued in terms of the employee share incentive scheme. In 2010, the most significant movement related to an equity offering which resulted in the issue of 18,140,000 ordinary shares at an issue price of R308.37, raising $773m (net of share issue costs), the proceeds of which were applied to eliminate the hedge book.
6. During 2011, net borrowing repayments were $159m, compared with net borrowing proceeds of $674m in 2010. Repayments include $50m on the $1bn syndicated revolving credit facility, and $107m on the R1.5bn FirstRand Bank Limited loan facility. No material proceeds were received during 2011.

   The 2010 year included proceeds of $983m on the $700m and $300m rated bonds, $819m on the mandatory convertible bonds, $307m from FirstRand Bank Limited and $170m on the $1bn syndicated revolving credit facility. This was partly offset by repayments of $1,060m on the $1.15bn syndicated loan facility, $250m on the Standard Chartered term facility, $120m on the $1bn syndicated loan facility and $200m to FirstRand Bank Limited.

Other developments

- It was announced that with effect from the September 2011 quarter, AngloGold Ashanti plans to pay dividends quarterly rather than half-yearly.
- On 8 February 2012, the disposal of the group's interest in the AGA-Polymetal Strategic Alliance consisting of AGA-Polymetal Strategic Alliance Management Company Holdings Limited, Amikan Holding Limited, AS APK Holdings Limited, Imitzoloto Holdings Limited and Yeniseiskaya Holdings Limited to Polyholding Limited was completed. The consideration received for the disposal was $20m. These assets were classified as held for sale at 31 December 2011.
- On 2 March 2012, AngloGold Ashanti agreed to acquire First Uranium (Pty) Limited (South Africa) (FUSA), a wholly owned subsidiary of Toronto-based First Uranium Corporation (FIUC) and the owner of Mine Waste Solutions (MWS), a recently commissioned tailings retreatment operation located in South Africa's Vaal River region and in the immediate proximity of AngloGold Ashanti's own tailings facilities, for a cash consideration of $335m. The transaction will be funded from cash reserves and debt facilities, and is subject to various conditions which are expected to be completed by end of the second quarter of 2012.
- The South African government announced in the budget speech on 22 February 2012 that the secondary tax on companies (STC) would be repealed with the introduction of a 15% withholding tax on dividends. Gold mining companies, such as AngloGold Ashanti, who had previously elected to be exempt from STC were subject to a higher gold formula of 43% and company (non-mining income) tax rate of 35%. It was also announced that the higher maximum gold formula would be removed and the lower gold formula rate of 34% would be applicable as well as the lower company tax rate of 28% relative to non-mining income. When this legislation is enacted, it is anticipated to have a material favourable impact on the taxation liability of the South African operations.
- In Ghana, the Minister of Finance and Economic Planning announced in December 2011 that the government is seeking to increase income tax rates for mining companies from the current 25% to 35% with effect from 1 January 2012. In terms of the stability agreement between AngloGold Ashanti and the government of Ghana which was ratified by Parliament on 18 February 2004 and amended in February 2007, the corporate tax rate during the duration of the agreement until 26 April 2019 for its Ghanaian operations, will be a maximum of 30%. The increase in the corporate tax rate to 30% (January 2012 to April 2019) and to 35% (beyond April 2019) is anticipated to have a material unfavourable impact on the taxation liability of the Ghanaian operations.

One-year forecast – 2012

Although AngloGold Ashanti believes that the expectations reflected in this section are reasonable, the company can give no assurances that they will materialise or prove to be correct. Because these forecasts are based on assumptions or estimates that are subject to risks and uncertainties, the actual results or outcomes could differ materially from those set out here. For a discussion of such risks and uncertainties, refer to the section titled 'Risk management and risk factors', on page 113 of this report.

AngloGold Ashanti's gold production for 2012 is currently estimated at 4.3Moz to 4.4Moz. Total cash costs are estimated at $780/oz to $805/oz. Both production and total cash cost estimates will be reviewed quarterly in the light of the safety-related stoppages currently being experienced in South Africa and any other unforeseen factors.

Capital expenditure for 2012 is estimated to range between $2.2bn and $2.3bn.

Forecast

for the year ended 31 December 2012	Production 000oz	Expected total cash cost $/oz [1]	Capital expenditure $m [2]
South Africa			
South Africa [3]	1,638 – 1,676	714 – 737	592 – 619
Continental Africa			
Ghana	524 – 536	905 – 933	306 – 320
Guinea	203 – 208	1,056 – 1,090	53 – 55
Mali	216 – 221	979 – 1,010	49 – 51
Namibia	80 – 82	730 – 753	12
Tanzania	472 – 483	682 – 704	80 – 83
Democratic Republic of the Congo	–	–	370 – 388
Americas			
Argentina	216 – 221	545 – 562	57 – 59
Brazil	469 – 480	706 – 728	228 – 238
United States of America	234 – 240	633 – 653	75 – 78
Australasia			
Australia	249 – 255	1,236 – 1,275	308 – 323
Other	–	–	70 – 74
AngloGold Ashanti	**4,300 – 4,400**	**780 – 805**	**2,200 – 2,300**

(1) *Based on the following assumptions: R7.40/$, A$1.01/$, BRL1.70/$ and Argentinean peso 4.43/$; Brent crude at $110 per barrel.*

(2) *Capital expenditure is managed in line with earnings and cash flows and may fluctuate accordingly. Forecast capital expenditure for operations with minorities is reported at 100%. For entities which are equity-accounted, the forecast capital spend is the attributable share.*

(3) *In South Africa, production assumes a stable supply of power from Eskom at 62.40c/Kwh.*

Other illustrative estimates

	Outlook 2012
Depreciation and amortisation	$880m
Corporate marketing, Project ONE and project development and capacity building costs	$315m
Expensed exploration (including equity-accounted associates and joint ventures)	$230m
Exploration prefeasibility costs (including equity-accounted associates and joint ventures)	$150m
Interest and finance costs (income statement) [4]	$195m
Interest and finance costs (cash flow)	$140m
Number of shares qualifying for basic EPS at 31 December 2011	386m

(4) *Includes coupon on mandatory convertible bonds.*

Five-year summaries

– for the year ended 31 December

Summarised group financial results – income statement

US Dollar million	2011	2010	2009	2008	2007
Gold income	**6,570**	5,334	3,768	3,619	3,002
Cost of sales	**(3,946)**	(3,550)	(2,813)	(2,728)	(2,458)
Loss on non-hedge derivatives and other commodity contracts	**(1)**	(702)	(1,533)	(297)	(792)
Gross profit (loss)	**2,623**	1,082	(578)	594	(248)
Corporate administration, marketing and other expenses	**(278)**	(220)	(164)	(144)	(144)
Exploration costs	**(279)**	(198)	(150)	(126)	(117)
Other operating expenses	**(27)**	(20)	(8)	(6)	(20)
Special items	**163**	(126)	691	(1,538)	(13)
Operating profit (loss)	**2,202**	518	(209)	(1,220)	(542)
Interest received	**52**	43	54	66	43
Exchange gain (loss)	**2**	3	112	4	(1)
Dividend received from other investments	**–**	–	–	–	2
Fair value adjustment on convertible bonds	**188**	(56)	(33)	25	47
Finance costs and unwinding of obligations	**(196)**	(166)	(139)	(114)	(120)
Share of equity accounted investments' profit (loss)	**73**	63	94	(138)	35
Profit (loss) before taxation	**2,321**	405	(121)	(1,377)	(536)
Taxation	**(723)**	(276)	(147)	197	(101)
Profit (loss) after taxation from continuing operations	**1,598**	129	(268)	(1,180)	(637)
Discontinued operations					
Profit from discontinued operations	**–**	–	–	25	1
Profit (loss) for the year	**1,598**	129	(268)	(1,155)	(636)
Allocated as follows:					
Equity shareholders	**1,552**	76	(320)	(1,195)	(668)
Non-controlling interests	**46**	53	52	40	32
	1,598	129	(268)	(1,155)	(636)

Summarised group financial results – statement of financial position

US Dollar million	2011	2010	2009	2008	2007
Assets					
Tangible and intangible assets	**6,735**	6,374	5,996	4,493	7,041
Cash and cash equivalents	**1,112**	575	1,100	575	477
Other assets	**2,955**	2,583	2,691	2,992	2,190
Total assets	**10,802**	9,532	9,787	8,060	9,708
Equity and liabilities					
Total equity	**5,166**	4,113	3,030	2,511	2,442
Borrowings	**2,488**	2,704	1,931	1,933	1,848
Deferred taxation	**1,158**	900	753	617	1,042
Other liabilities	**1,990**	1,815	4,073	2,999	4,376
Total equity and liabilities	**10,802**	9,532	9,787	8,060	9,708

Summarised group financial results – statement of cash flows

US Dollar million	2011	2010	2009	2008	2007
Cash flows from operating activities					
Cash generated from operations	**2,923**	1,714	1,345	632	983
Cash utilised by discontinued operations	**–**	–	–	(1)	(2)
Dividends received from equity accounted investments	**111**	143	101	78	65
Net taxation paid	**(379)**	(188)	(147)	(125)	(180)
Cash utilised for hedge buy-back costs	**–**	(2,611)	(797)	(1,113)	–
Net cash inflow (outflow) from operating activities	**2,655**	(942)	502	(529)	866
Cash flows from investing activities					
Capital expenditure	**(1,393)**	(973)	(1,019)	(1,194)	(1,015)
Net (payments) proceeds from acquisition and disposal of subsidiaries, associates and joint ventures	**(117)**	(44)	(354)	10	1
Net (payments) proceeds from disposal and acquisition of investments, associate loans, and acquisition and disposal of tangible assets	**(62)**	95	1,132	82	(13)
Interest received	**39**	32	55	67	35
(Increase) decrease in cash restricted for use	**(19)**	25	(10)	(6)	(25)
Other	**(12)**	(6)	1	–	2
Net cash outflow from investing activities	**(1,564)**	(871)	(195)	(1,041)	(1,015)
Cash flows from financing activities					
Net proceeds from share issues	**9**	778	295	1,668	34
Net (repayments) proceeds from borrowings	**(159)**	648	43	239	323
Finance costs paid	**(144)**	(115)	(111)	(93)	(72)
Dividends paid	**(169)**	(117)	(56)	(58)	(144)
Net cash (outflow) inflow from financing activities	**(463)**	1,194	171	1,756	141
Net increase (decrease) in cash and cash equivalents	**628**	(619)	478	186	(8)
Translation	**(102)**	105	47	(88)	14
Cash and cash equivalents at beginning of year	**586**	1,100	575	477	471
Cash and cash equivalents at end of year [(1)]	**1,112**	586	1,100	575	477

[(1)] *The cash and cash equivalents balance at 31 December 2010 includes cash and cash equivalents included in the statement of financial position as part of non-current assets held for sale of $11m.*

Five-year summaries continued

– for the year ended 31 December

Ratios and statistics

		2011	2010	2009	2008	2007
Earnings						
Adjusted gross profit (loss) [1]	$m	**2,624**	(1,191)	412	(384)	835
Adjusted gross margin	%	**40**	(51)	13	(16)	25
Headline earnings (loss)	$m	**1,484**	122	(852)	(30)	(648)
Adjusted headline earnings (loss) [1]	$m	**1,297**	(1,758)	(50)	(897)	278
Adjusted headline earnings excluding hedge buy-back costs [1]	$m	**1,297**	787	708	19	278
EBITDA excluding hedge buy-back costs [1]	$m	**3,014**	1,897	1,663	1,131	1,224
EBITDA margin excluding hedge buy-back costs	%	**46**	38	41	33	37
Interest cover [1]	times	**21**	16	14	10	11
Earnings (loss) per ordinary share						
Basic	US cents	**402**	20	(89)	(377)	(237)
Diluted	US cents	**346**	20	(89)	(377)	(237)
Headline	US cents	**384**	33	(236)	(9)	(230)
Adjusted headline [1]	US cents	**336**	(473)	(14)	(283)	99
Dividends per ordinary share	US cents	**49**	20	17	11	19
Asset and debt management						
Equity [1]	$m	**5,926**	4,987	3,030	2,511	2,442
Net capital employed [1]	$m	**7,506**	7,017	4,876	4,683	5,360
Net debt [1]	$m	**610**	1,288	868	1,283	1,318
Net asset value – per share [1]	US cents	**1,540**	1,299	828	702	867
Net tangible asset value – per share [1]	US cents	**1,485**	1,248	779	661	718
Market capitalisation [1]		**16,226**	18,767	14,555	9,795	11,878
Return on equity excluding hedge buy-back costs [1]	%	**25**	20	26	1	10
Return on net capital employed excluding hedge buy-back costs [1]	%	**20**	15	17	1	6
Net debt to equity	%	**10**	26	29	51	54
Other						
Weighted average number of shares	million	**386**	372	361	317	281
Issued shares at year-end	million	**385**	384	366	357	282
Exchange rates						
Rand/dollar average exchange rate		**7.26**	7.30	8.39	8.25	7.03
Rand/dollar closing exchange rate		**8.04**	6.57	7.44	9.46	6.81
Australian dollar/dollar average exchange rate		**0.97**	1.09	1.26	1.17	1.19
Australian dollar/dollar closing exchange rate		**0.97**	0.98	1.12	1.44	1.14
Brazilian real/dollar average exchange rate		**1.68**	1.76	2.00	1.84	1.95
Brazilian real/dollar closing exchange rate		**1.87**	1.67	1.75	2.34	1.78

[1] *Refer to Non-GAAP disclosure notes on pages 309 to 315.*

Summarised group operating results

		2011	2010	2009	2008	2007
Underground operations						
Metric tonnes milled	000	**10,838**	11,092	11,944	12,335	13,112
Yield	g/t	**6.69**	6.66	6.41	6.89	6.99
Gold produced	000 oz	**2,334**	2,374	2,461	2,734	2,948
Surface and dump reclamation						
Metric tonnes treated	000	**10,736**	11,081	12,779	11,870	12,429
Yield	g/t	**0.49**	0.55	0.51	0.42	0.49
Gold produced	000 oz	**171**	196	208	161	197
Open-pit operations						
Metric tonnes mined	000	**158,686**	159,352	167,000	175,999	172,487
Stripping ratio [1]		**5.66**	5.02	5.58	5.24	4.48
Metric tonnes treated	000	**26,518**	26,028	25,582	25,388	25,312
Yield	g/t	**1.77**	1.95	1.96	2.12	2.34
Gold produced	000 oz	**1,513**	1,631	1,609	1,734	1,904
Heap-leach operations						
Metric tonnes mined	000	**71,087**	67,194	57,456	54,754	59,720
Metric tonnes placed [2]	000	**21,725**	21,963	19,887	23,462	22,341
Stripping ratio [1]		**2.46**	2.17	1.94	1.43	1.77
Recoverable gold placed [3]	kg	**9,585**	10,949	12,958	14,496	16,242
Yield [4]	g/t	**0.44**	0.50	0.65	0.62	0.73
Gold produced	000 oz	**313**	314	321	353	428
Total gold produced	000 oz	**4,331**	4,515	4,599	4,982	5,477
– South Africa		**1,624**	1,785	1,797	2,099	2,328
– Continental Africa		**1,570**	1,492	1,585	1,631	1,655
– Australasia		**246**	396	401	433	600
– Americas		**891**	842	816	819	894
Average price received [8]	$/oz sold	**1,576**	561	751	485	629
Total cash costs	$/oz produced	**728**	638	514	444	357
Total production costs	$/oz produced	**950**	816	646	567	476
Capital expenditure	$m	**1,527**	1,015	1,027	1,201	1,059
Monthly average number of employees		**61,242**	62,046	63,364	62,895	61,522
Productivity per employee [5]	oz/TEC	**9.32**	9.15	9.40	9.94	11.23
All injury frequency rate (AIFR) [6]		**9.76**	11.50	12.88	16.66	20.95
Number of fatalities		**15**	15	15	14	34
Fatality injury frequency rate (FIFR) [7]		**0.09**	0.10	0.09	0.09	0.21

Definitions

[1] *Stripping ratio = (total tonnes mined – ore tonnes mined)/ore tonnes mined.*

[2] *Tonnes placed onto leach pad.*

[3] *Recoverable gold placed onto leach pad inventory.*

[4] *Recoverable gold placed/tonnes placed.*

[5] *Total ounces per total employees costed.*

[6] *The total number of injuries (including fatalities) per million hours worked.*

[7] *The total number of fatalities per million hours worked.*

Comments

[8] *Average gold price received was negatively impacted by the hedge book during the three years from 2008 to 2010, during which period the process of eliminating the hedge book was completed.*

EXTENSIVE GLOBAL OPERATIONS FOOTPRINT PROVIDES OPTIONS



1 **Argentina**
Cerro Vanguardia

2 **Australia**
Sunrise Dam

3 **Brazil**
Serra Grande
AGA Mineração

4 **Ghana**
Iduapriem
Obuasi

5 **Guinea**
Siguiri

6 **Mali**
Morila
Sadiola
Yatela

7 **Namibia**
Navachab

8 **South Africa**

Vaal River
Great Noligwa
Kopanang
Moab Khotsong
Surface operations

West Wits
Mponeng
Savuka
TauTona

9 **Tanzania**
Geita

10 **United States**
Cripple Creek & Victor

Introduction

In 2011, AngloGold Ashanti produced 4.33Moz of gold (2010: 4.52Moz) as well as 1.38Mlb of uranium, 2.96Moz of silver and 206.54t of sulphuric acid as by-products. In all, 61,242 people, including contractors, were employed.

The group's operations are divided into the following regions:

- **South Africa** – includes operations in South Africa;
- **Continental Africa** – includes operations in Ghana, Guinea, Mali, Namibia and Tanzania;
- **Australasia** – includes the operation in Australia; and
- **Americas** – includes operations in Argentina, Brazil and the United States.

Increased gold production in the Americas and Continental Africa regions was insufficient to compensate for declines in South Africa and Australasia.

Regrettably there were 15 fatalities across the group's operations in 2011. The all injury frequency rate improved to 9.76 per million hours worked compared to 11.50 in 2010 and 20.95 in 2007.

In addition, the company conducts a focused global exploration programme and has five significant greenfield projects – Gramalote and La Colosa in Colombia, Kibali and Mongbwalu in the DRC, and Tropicana in Australia. In the course of processing the ore mined, by-products such as silver, uranium oxide and sulphuric acid occur at the Argentinean, South African and Brazilian operations respectively.

Gold production by region
(%)


South Africa 37%
Continental Africa 36%
Americas 21%
Australasia 6%

Gold production by type of mining
(%)


Underground 54%
Open pit 35%
Heap leach 7%
Surface 4%

Group – gold production
(000oz)


4,599
4,515
4,331
09
10
11

4,331 000oz

Group – total cash costs
($/oz)


514
638
728
09
10
11

$728/oz

Group – total production costs
($/oz)


646
816
950
09
10
11

$950/oz

Group – capital expenditure
($m)


1,027
1,015
1,527
09
10
11

$1,527m

Review of operations continued

– Operations at a glance

	Attributable tonnes treated/milled (Mt)			Average grade recovered (g/t)			Attributable gold production (000oz)		
Operation	2011	2010	2009	2011	2010	2009	2011	2010	2009
South Africa							**1,624**	1,785	1,797
Vaal River									
Great Noligwa	**0.5**	0.7	0.9	**5.58**	5.99	5.73	**94**	132	158
Kopanang	**1.5**	1.6	1.6	**6.47**	6.13	6.74	**307**	305	336
Moab Khotsong	**0.9**	1.0	0.8	**9.39**	9.03	9.36	**266**	292	247
Tau Lekoa [(1)]	**–**	0.6	1.2	**–**	3.32	3.32	**–**	63	124
Surface operations	**10.7**	10.2	9.7	**0.48**	0.54	0.53	**164**	179	164
West Wits									
Mponeng	**1.6**	1.7	1.9	**9.71**	9.48	8.66	**500**	532	520
Savuka	**0.2**	0.1	0.2	**6.69**	5.30	5.45	**49**	22	30
TauTona [(2)]	**1.0**	1.1	1.5	**7.55**	7.01	7.29	**244**	259	218
Continental Africa							**1,570**	1,492	1,585
Ghana									
Iduapriem	**4.3**	3.4	3.4	**1.44**	1.70	1.72	**199**	185	190
Obuasi [(2)]	**2.0**	2.6	4.6	**4.82**	5.16	5.18	**313**	317	381
Guinea									
Siguiri (85%)	**9.7**	8.8	8.8	**0.79**	0.97	1.11	**249**	273	316
Mali									
Morila (40%)	**1.8**	1.7	1.7	**1.70**	1.70	2.47	**99**	95	137
Sadiola (41%) [(3)]	**2.0**	1.8	1.7	**1.90**	2.04	2.52	**121**	118	135
Yatela (40%) [(4)]	**1.1**	1.2	1.1	**1.04**	1.23	3.62	**29**	60	89
Namibia									
Navachab	**1.4**	1.5	1.3	**1.46**	1.80	1.58	**66**	86	65
Tanzania									
Geita	**3.9**	4.7	4.5	**3.98**	2.36	1.89	**494**	357	272
Australasia							**246**	396	401
Australia									
Sunrise Dam	**3.6**	3.6	3.9	**2.16**	3.40	3.22	**246**	396	401
Americas							**891**	842	816
Argentina									
Cerro Vanguardia (92.5%)	**1.0**	1.0	0.9	**6.23**	6.11	6.51	**196**	194	192
Brazil									
AGA Mineração [(2)]	**1.7**	1.6	1.5	**7.43**	7.21	7.02	**361**	338	329
Serra Grande (50%)	**0.6**	0.6	0.5	**3.59**	4.05	4.52	**67**	77	77
United States									
Cripple Creek & Victor [(4)]	**20.3**	20.6	18.7	**0.39**	0.43	0.46	**267**	233	218
AngloGold Ashanti							**4,331**	4,515	4,599

[(1)] *Sold effective 1 August 2010.*
[(2)] *The yields of TauTona, Obuasi and AGA Mineração represent underground operations.*
[(3)] *Prior to 29 December 2009, AngloGold Ashanti's shareholding in Sadiola was 38%.*
[(4)] *The yields of Yatela and Cripple Creek & Victor reflect recoverable gold placed/tonnes placed from heap leach operations.*

	Total cash costs ($/oz)			Capital expenditure ($m)		
Operation	**2011**	**2010**	**2009**	**2011**	**2010**	**2009**
South Africa	**694**	598	466	**532**	424	385
Vaal River						
Great Noligwa	**1,194**	884	794	**29**	24	24
Kopanang	**681**	613	406	**92**	61	58
Moab Khotsong	**689**	588	424	**147**	120	104
Tau Lekoa (1)	**–**	921	718	**–**	10	17
Surface operations	**660**	485	341	**5**	3	3
West Wits						
Mponeng	**546**	453	329	**172**	122	109
Savuka	**864**	1,100	1,115	**8**	9	13
TauTona	**818**	700	559	**79**	75	57
Continental Africa	**765**	712	608	**420**	234	198
Ghana						
Iduapriem	**853**	666	516	**73**	17	28
Obuasi	**862**	744	630	**132**	109	94
Exploration and other	**–**	–	–	**–**	1	2
Guinea						
Siguiri (85%)	**862**	643	519	**15**	10	22
Non-controlling interests and exploration	**–**	–	–	**3**	2	4
Mali						
Morila (40%) (2)	**810**	715	527	**1**	1	4
Sadiola (41%) (2) (3)	**792**	650	488	**14**	8	4
Yatela (40%) (2)	**1,543**	807	368	**1**	2	1
Namibia						
Navachab	**1,038**	727	622	**48**	14	20
Tanzania						
Geita	**536**	777	954	**58**	38	19
Democratic Republic of the Congo						
Kibali (45%) (2)	**–**	–	–	**73**	30	–
Other	**–**	–	–	**2**	2	–
Australasia	**1,431**	982	662	**102**	40	177
Boddington (33.33%)	**–**	–	–	–	–	146
Sunrise Dam	**1,367**	957	646	**27**	29	31
Tropicana (70%)	**–**	–	–	**73**	10	–
Exploration and other	**–**	–	–	**2**	1	–
Americas	**528**	432	362	**456**	311	258
Argentina						
Cerro Vanguardia (92.5%)	**393**	366	355	**73**	38	17
Brazil						
AGA Mineração	**525**	407	339	**259**	142	84
Serra Grande (50%)	**767**	481	406	**22**	26	33
United States						
Cripple Creek & Victor	**564**	493	376	**67**	73	87
Other						
Non-controlling interests and exploration	**–**	–	–	**35**	32	37
Other	**–**	–	–	**17**	6	9
Sub-total				**1,527**	1,015	1,027
Equity-accounted investments included above				**(88)**	(42)	(8)
AngloGold Ashanti	**728**	638	514	**1,439**	973	1,019

(1) *Sold effective 1 August 2010.*

(2) *Equity-accounted investments.*

(3) *Prior to 29 December 2009, AngloGold Ashanti's shareholding in Sadiola was 38%.*

SUSTAINING PRODUCTION FROM OUR ASSETS



1

1 South Africa

Vaal River	
Great Noligwa	94,000oz
Kopanang	307,000oz
Moab Khotsong	266,000oz
Surface operations	164,000oz
West Wits	
Mponeng	500,000oz
Savuka	49,000oz
TauTona	244,000oz

In South Africa, AngloGold Ashanti has six deep-level mines and a surface operation. [(1)] They are:

- **Vaal River operations** – Great Noligwa, Kopanang, Moab Khotsong and the surface operation; and
- **West Wits operations** – Mponeng, Savuka and TauTona.

These operations produced 1.62Moz of gold in 2011, equivalent to 37% of group production (Vaal River operations 51%, and West Wits operations, 49%) and 1.38Mlb of uranium as a by-product. The South African operations employed an average of 32,082 people during the year.

Regrettably, there were nine fatalities during the year. The all injury frequency rate (AIFR) improved to 15.56 per million hours worked in 2011 from 17.72 in 2009.

(1) *More than one surface operation, but collectively reported as one.*

Total cash costs in US dollar terms increased by 16% to $694/oz. Mponeng, with a total cash cost of $546/oz, was the lowest cost producer in the region.

Capital expenditure for the region totalled $532m, an increase of 25% on the $424m spent in 2010. The bulk of this was spent at Mponeng $172m, Moab Khotsong $147m, Kopanang $92m and TauTona $79m.

AngloGold Ashanti's Mineral Resource in South Africa totalled 97.63Moz at year-end and the Ore Reserve, 32.43Moz.

At a regional level, a review of the community investment strategy is underway together with the development of a revised socio-economic model in conjunction with key stakeholders (refer Sustainability Report SR).

South Africa – contribution to group production
(%)


South Africa region 37%
Rest of AngloGold Ashanti 63%

South Africa – contribution to production by mine
(%)


Mponeng 31%
Kopanang 19%
Moab Khotsong 16%
TauTona 15%
Surface operations 10%
Great Noligwa 6%
Savuka 3%

South Africa – gold production
(000oz)


1,797
1,785
1,624
09
10
11

1,624000oz

South Africa – capital expenditure
($m)


385
424
532
09
10
11

$532m

South Africa – total cash costs
($/oz)


466
598
694
09
10
11

$694/oz

South Africa – average number of employees*


37,425
35,660
32,082
09
10
11

** Including contractors*

32,082 people employed

Vaal River – Great Noligwa

Key statistics

Great Noligwa		2011	2010	2009
Pay limit	(oz/t)	**0.58**	0.36	0.43
	(g/t)	**13.14**	11.69	14.90
Recovered grade	(oz/t)	**0.163**	0.175	0.167
	(g/t)	**5.58**	5.99	5.73
Gold production	(000oz)	**94**	132	158
Total cash costs	($/oz)	**1,194**	884	794
Total production costs	($/oz)	**1,443**	1,129	990
Capital expenditure	($m)	**29**	24	24
Productivity	(oz/TEC)	**2.72**	3.35	2.86
All injury frequency rate (AIFR)	(per million hours worked)	**23.92**	21.63	17.51
Average number of employees		**2,967**	3,315	4,739
Employees		**2,884**	3,225	4,612
Contractors		**83**	90	127

Gold production
(000oz)


158
132
94
09
10
11

Capital expenditure
($m)


24
24
29
09
10
11

Total cash costs
($/oz)


794
884
1,194
09
10
11

Average number of employees*


4,739
3,315
2,967
09
10
11

* *Including contractors*

Description

Great Noligwa is a mature operation which adjoins Kopanang and Moab Khotsong and is located close to the town of Orkney, near the Vaal River. The Vaal Reef, the operation's primary reef, and the Crystalkop Reef, a secondary reef, are mined from a twin-shaft system over eight main levels at an average depth of 2,400m. Given the geological complexity of the orebody at Great Noligwa, a pillar mining method is employed.

The mine shares a milling and treatment circuit with Moab Khotsong and Kopanang.

Performance

Great Noligwa produced 94,000oz at a total cash cost of $1,194/oz in 2011, compared with 132,000oz at a total cash cost of $884/oz the previous year. The strategy at the operations has shifted from conventional mining to pillar extraction, given its limited remaining life and the fact that mining has reached boundary limits.

The mine faced a challenging year in 2011, with a combination of factors curtailing production and pushing costs higher. These included a lack of mineable face length caused by the intersection of unexpected geological features, followed by difficulties encountered in quickly re-establishing and equipping pillars. Ore-pass blockages caused by poor ground conditions further limited output. As with the other South African mines, Great Noligwa also felt the impact of Section 54 safety stoppages imposed by the state mines inspector, as well as power-price increases, the industry-wide wage strike and resultant payroll increase and also the general inflationary pressures affecting the mining industry.

An 81% improvement in contribution from uranium by-product output helped mitigate some of those headwinds, following an increase in the price for the nuclear fuel and opportunistic sales to take advantage of the higher prices.

Growth and improvement

Great Noligwa is a mature mine with little opportunity to significantly increase the production base. Growth initiatives in 2012 will consist mainly of vamping operations in old working areas and extraction of higher-grade pillars. The mine's Crystalkop reef will be used to test technology which, if successful, may be used on other group mines. In the meantime, the rollout of Project ONE at the mine aims to improve overall operating efficiencies by improving the capability and accountability of all crews and management, and enhancing planning and scheduling activities.

A high-grade block of ore, named Fish, within a large fault loss area, was initially identified in 2006. Access required extensive opening up, rehabilitation and re-equipping of old haulages in order to start development. Subsequent to initiation of access procedure, a seismic event caused extensive damage. The area was modelled from a rock engineering point of view during 2010 and a recommendation was made that a second escape was required to enable safe mining. Additional capital for this work was approved at the beginning 2011 and this is expected to be completed during 2013.

Although reef metres improved from 2010 levels, improved flexibility is only expected to be realised in 12 to 18 months. Being a pillar mine, flexibility is partially created by development and partially by re-establishment of previously abandoned face length which often poses delays and difficulty when accessing old workings. Alternate access methods are being explored with the help of external experts. Holing into old workings revealed increased requirements for re-support of the holing areas due to deteriorated ground conditions, further delaying development. Given its age and the large database of information on the orebody, grade estimation is not a significant risk. As far as practically possible, however, geological drilling into pillars that were abandoned in past years will be undertaken.

Pillar mining introduces a constraint on the mine call factor mainly due to multiple ore handling stages before the product is delivered to the plant, as well as the effect of dilution in negotiating geological structures. Recovered grade remains fairly constant and is only disrupted by unforeseen anomalies, if and when they occur.

Sustainability

Tragically, one fatality was recorded in January 2011 during scraper winch operations.

The mine recorded significant safety achievements during 2011, including 500,000 fatality-free shifts during September. Commitment to providing a safe and productive workplace was reinforced when OHSAS 18001 and ISO 14001 certification was maintained. However, the all injury frequency rate was 23.92 per million hours worked compared with 21.63 the previous year.

As with the other South African operations, the mine's 'three-pillar' strategy will focus on removing people from areas of risk, modifying behaviour and attitudes to risk and improving planning. Crews have also been initiated into the Simunye safety training programme (for further information on Simunye refer page 45). The introduction of this safety management programme is expected to assist in further improving safety through its requirements to ensure regular inspections, behaviour observations, group meetings and frequent workplace risk assessments.

Great Noligwa's management has held and will continue to hold regular meetings with labour unions to track progress towards reaching the employment equity target of 40% of management roles held by historically disadvantaged South Africans. The mine is more than halfway toward this goal and has agreed a plan to meet the target with labour unions.

Great Noligwa remained active in the region with various outreach projects and fundraising events among staff and in the local community.

Socio-economic development is an essential aspect of the South Africa region's business strategy, both from the perspective of compliance, to ensure the retention of mining licences and also because a downward trend in the region's gold production profile, together with a strategy of removing employees from high-risk areas, will inevitably lead to significant reductions in the labour force over the medium term.

Following extensive stakeholder engagement, the region has designed a framework to integrate community development into core business activities, while providing support for national and international development policies and objectives, particularly those addressing youth unemployment. More information is provided in the country focus case study in the Sustainability Report SR .

Vaal River – Kopanang

Key statistics

Kopanang		2011	2010	2009
Pay limit	(oz/t)	**0.48**	0.41	0.40
	(g/t)	**10.93**	13.08	13.85
Recovered grade	(oz/t)	**0.189**	0.179	0.197
	(g/t)	**6.47**	6.13	6.74
Gold production	(000oz)	**307**	305	336
Total cash costs	($/oz)	**681**	613	406
Total production costs	($/oz)	**939**	867	586
Capital expenditure	($m)	**92**	61	58
Productivity	(oz/TEC)	**4.79**	4.67	5.63
All injury frequency rate (AIFR)	(per million hours worked)	**23.18**	21.86	22.71
Average number of employees		**5,892**	5,938	6,059
Employees		**5,468**	5,484	5,612
Contractors		**424**	454	447

Gold production
(000oz)


336
305
307
09
10
11

Capital expenditure
($m)


58
61
92
09
10
11

Total cash costs
($/oz)


406
613
681
09
10
11

Average number of employees*


6,059
5,938
5,892
09
10
11

* *Including contractors*

Description

Kopanang is located in the Free State province, roughly 170km south-west of Johannesburg and approximately 10km south-east of the town of Orkney on a lease area of 35km^2. The operation is west of neighbour Great Noligwa and bound to the south by the Jersey Fault. Gold is the primary output with Uranium Oxide as a by-product from a single shaft system to a depth of 2,600m.

Kopanang almost exclusively exploits the Vaal Reef, although minor amounts of gold are also extracted from the secondary Crystalkop Reef. Given the geologically complex orebody, scattered mining is used.

Performance

Kopanang produced 307,000oz at a total cash cost of $681/oz in 2011, compared with 305,000oz at a total cash cost of $613/oz the previous year. As with the other South African mines, Kopanang also felt the impact of Section 54 safety stoppages imposed by the state mines inspector, power-price increases, the sector-wide wage strike and resultant payroll increase, and also the general inflationary pressures affecting the mining industry. Progress was made in reducing the number of mine-wide safety stoppages through a forum comprising government, labour and management. During 2011, 20 shifts were lost compared with 29 in 2010. In addition, pipe failures underground, engineering work required to rehabilitate a portion of the shaft, along with a shortage of key underground mining skills, together limited the increase in production.

Despite these challenges and the inflationary pressure on mining operations, the cost increase was contained at only 11% with the help of an improved by-product contribution and a 6% increase in reef yield. The latter resulted from an improved mine-call factor, less reef dilution and higher mining grades compared with 2010. Geological drilling targets were achieved which improved confidence in planning for face length and reef metres. Reserve availability also increased, improving the flexibility of the operation. Overall productivity improved 3% from 2010, despite the skills shortage. Additional novices were employed and training increased in order to obviate this scarcity.

The greater emphasis placed on reef-end preparation and aggressive geological exploration drilling, especially noticeable in the second half of the year, will continue into 2012 and management believes this will lay the foundation for increased face-length availability in 2013 and 2014.

Growth and improvement

Production at Kopanang is expected to remain stable. In addition, work is underway to realise further productivity gains in coming years with continued focus on improving mine-call factor, which rose by two percentage points in 2011.

This measure of efficiency in extracting available gold has been historically low at Kopanang and efforts to improve it are focused on retrieving 'old gold' from abandoned working areas, reducing fragmentation and improving sampling quality.

Additional production crews will be used to sustain production targets while Simunye training continues. Pillar crews are expected to be in place by mid-year. Simunye is the safety training programme allied to Project ONE. For further information on Simunye, refer to page 45.

Life extension projects identified in 2011 include the Shaft Fault area, pillars and potential resources above 42 level, off-lease opportunities and the Ventersdorp Contact Reef (VCR). Additional information will be obtained from ongoing exploration to convert resources to reserve. Reef was intersected west of the current mining front, above 42 level, returning encouraging values of 16.35g/t. Incorporation of new sampling data from drilling and underground chip sampling resulted in 1.475Moz being added to resources.

The Shaft Fault remains a very prospective target area for new ounces and exploration will continue during 2012. Below 68 level drilling has commenced. The major structure, the Jersey Fault, has been intersected, resulting in more accurate modelling of the fault to identify reef target blocks.

Three surface drill rigs have also been mobilised to explore the Vaal Reef and VCR both on- and off-lease. This exploration plan will continue during 2012. The mining rights application for the Altona area has been lodged with the Department of Mineral Resources.

Six strategic thrusts – consistent daily blast, improving the quality of mining and the mine-call factor, meeting business expectations and life-of-mine extension, re-design of western mining front, and adoption of off-the-shelf technology to achieve productivity – have been identified to achieve targets and reduce unit costs. Major focus on the creation of mineable face length will improve mining flexibility.

Sustainability

Tragically, four fatalities occurred at the mine during the year. The first occurred in August when a rescue triage member was inundated by super-fine ore during silo maintenance. In October, a stope team leader was fatally injured in an accident during water jet cleaning operations and in December a winch operator and an acting team leader were fatally injured in two separate fall of ground incidents. Specific new strategies for operating water jets and for cleaning ore boxes and silos for maintenance purposes have been employed.

Strategic plans to prevent falls of ground were also revised and rolled out. These accidents followed Kopanang's achievement of more than 1 million fatality free shifts and more than a year without a fatality related to a fall of ground.

As with the other South African operations, the mine's 'three-pillar' strategy will focus on removing people from areas of risk, modifying behaviour and attitudes to risk and improving planning. Crews have also been initiated into the Simunye training process. The introduction of the safety management programme is expected to assist in further improving safety through its requirements to ensure regular inspections, behaviour observations, group meetings and frequent workplace risk assessments.

Energy consumption will be addressed with the introduction of the cooling auxiliary project to reduce electricity usage by the refrigeration plants. This project also involves the implementation of compressed air valves to control pressure at the stations and to minimise power consumption during off-peak periods. In addition, water-jets will be modified to reduce the pumping load, and thus energy demand.

Management will continue to hold regular meetings with labour unions to track progress toward reaching the employment equity target of 40% of management roles held by historically disadvantaged South Africans, currently at about 32%. Projects are on track to convert the Kopanang residence into single-room accommodation. By 2011, 468 rooms were in place with another 16 blocks expected to be converted to single-room accommodation during 2012.

Kopanang maintained its OHSAS 18001 and ISO 14001 certifications during the year.

Socio-economic development is an essential aspect of the South Africa region's business strategy both from the perspective of compliance – to ensure the retention of mining licences – and also because a downward trend in the region's gold production profile, together with a strategy of removing employees from high-risk areas, will inevitably lead to reductions in the labour force over the medium term.

Following extensive stakeholder engagement, the region has designed a framework to integrate community development into core business activities, while providing support for national and international development policies and objectives, particularly those addressing youth unemployment. More information is provided in the country focus case study in the Sustainability Report SR.

Vaal River – Moab Khotsong

Key statistics

Moab Khotsong		2011	2010	2009
Pay limit	(oz/t)	**0.57**	0.49	0.60
	(g/t)	**12.84**	15.87	20.57
Recovered grade	(oz/t)	**0.274**	0.263	0.273
	(g/t)	**9.39**	9.03	9.36
Gold production	(000oz)	**266**	292	247
Total cash costs	($/oz)	**689**	588	424
Total production costs	($/oz)	**1,058**	982	737
Capital expenditure	($m)	**147**	120	104
Productivity	(oz/TEC)	**5.03**	5.61	5.79
All injury frequency rate (AIFR)	(per million hours worked)	**20.48**	19.72	28.82
Average number of employees		**6,581**	6,452	6,069
Employees		**4,618**	4,651	4,334
Contractors		**1,963**	1,801	1,735

Gold production
(000oz)


247
292
266
09
10
11

Capital expenditure
($m)


104
120
147
09
10
11

Total cash costs
($/oz)


424
588
689
09
10
11

Average number of employees*


6,069
6,452
6,581
09
10
11

* *Including contractors*

Description

Moab Khotsong is the newest gold mine in South Africa. It is situated near Orkney, Klerksdorp and Viljoenskroon, about 180km southwest of Johannesburg. Stoping operations began in November 2003, with the mine expected to reach full production in 2013. Given the geological complexity of the Vaal Reef, scattered mining is employed.

The Zaaiplaats orebody in the Moab Khotsong lease area presents a significant growth opportunity and capital has been allocated to support its development in phases.

Performance

Moab Khotsong produced 266,000oz at a total cash cost of $689/oz in 2011, compared with 292,000oz at a total cash cost of $588/oz the previous year. The 9% decline in production and the resultant increase in costs were due to Section 54 safety-related stoppages enforced by the state mine inspector, as well as complex geological structures which complicated normal mining operations.

As with the other South African mines, Moab Khotsong also felt the impact of power-price increases, the industry-wide wage strike and resultant payroll increase, and also the general inflationary pressures affecting the mining industry.

Notwithstanding a difficult operating environment, the mine achieved a strong development performance which helped maintain flexibility. Ore Reserve development and long-inclined borehole drilling (LIB) proceeded according to plan in 2011.

In order to obtain critical information on a timely basis, a comprehensive risk-drilling programme was revised to include macro drilling up to three cross-cuts ahead of the current development ends, thus improving grade prediction and development planning. This allowed more proactive mine design and the opening up of reef, while the development of new raises provided additional grade information. The active drilling programme employs five LIB drilling and ten hydraulic drilling machines to ameliorate the risk of intersecting dip features within the 12-month mining plan.

Moab Khotsong improved overall efficiency, evidenced in the improvement of its mine-call factor by two percentage points to 84.2%.

Growth and improvement

The Simunye safety training component of Project ONE commenced midway through 2011 and will continue in 2012, with the aim of improving productivity rates. (For further information on Simunye refer to page 45). The continued ramp-up of Project ONE, and specifically its work management component, are expected to assist in mitigating cost inflation at the mine. Project ONE was launched in September, with the development end on Section 26 chosen as the first site.

The key focus areas identified for Project ONE are the area mined in square metres, ore reserve development, reef development, tonnes hoisted and grade.

Project Zaaiplaats is designed to extend the operation's life to about 2037 by exploiting the Zaaiplaats block southwest of the current mine, unlocking 5.4Moz of gold. This will also provide a gateway for further opportunities. Phase 1, which was approved in August 2010 and will yield no gold, is currently underway. It will establish the infrastructure required for phase 2 which in turn will create a drilling platform to further increase the geological (structural) confidence of a bigger portion of the Zaaiplaats orebody, while delivering first production from the project to bridge the gap between current mining activities and access to the main portion of the Zaaiplaats orebody.

Phase 1, which will cost R165m, will conclude in 2012 with the establishment of the infrastructure to continue with phase 2. Phase 2 will follow with development of the eastern access. Redesign and supplementary studies will continue along the way, with changes incorporated from drilling information and practical experience of the use of trackless equipment. In order to begin critical path development, an additional R136m was approved as 'early start' capital for phase 2. During phase 3, scheduled for 2014, full approval of the remaining phase of the Zaaiplaats project will be sought.

Phase 1 is currently in the implementation stage and access development has been completed ahead of schedule.

Construction of two 800t ore-storage silos is in process and is expected to be completed in 2012. This crucial component of phase 1 will increase rock-handling capacity on 101 and 102 levels in anticipation of phase 2 and phase 3.

The Zaaiplaats project will use a modified approach to pre-development to facilitate drilling platforms for gathering orebody and structural information, together with the possibility of earlier gold production given the anticipated drilling outcomes. A mechanised development contract is expected to be negotiated in 2012.

Sustainability

Tragically, a fatality was recorded at Moab Khotsong as a result of a tramming incident. Despite this, the mine sustained a year-on-year improvement in the fatal injury frequency rate, from 0.13 per million hours worked in 2010 to 0.06 in 2011. This improvement aligns the mine's performance with industry milestones for 2013.

Moab Khotsong mine recorded 1.96m fatality-free shifts in August 2011, a new record for this operation. There were also 2.5m fall-of-ground fatality-free shifts, which milestone was achieved over a period of 18 months.

The mine also retained its OHSAS 18001 and the ISO 14001 certification during 2011.

As with other South African operations, the mine's 'three-pillar' strategy will focus on removing people from areas of risk, modifying behaviour and attitudes to risk and improving planning. Crews have also undergone Simunye training. The introduction of the safety management programme is expected to assist in further improving safety by requiring and ensuring regular inspections, behaviour observation, group meetings and frequent workplace risk assessments.

Regular meetings are held with unions and associations in order to support the equity employment process and promote the advancement of historically disadvantaged South Africans (HDSAs). The workplace skills plan and employment equity report were also signed off by all unions prior to submission to the Department of Labour. The percentage of HDSAs in management improved to 29% at the end of 2011. An employment equity plan is in place to help achieve the 40% HDSA representivity target in each management category by 2014.

Moab Khotsong remained active in the neighbouring Matlosana area, donating a total of R430,000 to various charity organisations. Socio-economic development is an essential aspect of the South Africa region's business strategy, both from the perspective of compliance – to ensure the retention of mining licences – and also because a downward trend in the region's gold production profile, together with a strategy of removing employees from high-risk areas, will inevitably lead to reductions in the labour force over the medium term.

Following extensive stakeholder engagement, the region has designed a framework to integrate community development into core business activities, while providing support for national and international development policies and objectives, particularly those addressing youth unemployment.

More information is provided in the country focus case study in the Sustainability Report SR.

Vaal River and West Wits – Surface operations

Key statistics – Surface operations: Gold

Surface operations		2011	2010	2009[1]
Pay limit	(oz/t)	**0.010**	0.010	0.007
	(g/t)	**0.209**	0.290	0.225
Recovered grade	(oz/t)	**0.014**	0.016	0.015
	(g/t)	**0.48**	0.54	0.53
Gold production	(000oz)	**164**	179	164
Total cash costs	($/oz)	**660**	485	341
Total production costs	($/oz)	**683**	516	355
Capital expenditure	($m)	**5**	3	3
Productivity	(oz/TEC)	**21.32**	39.80	58.27
All injury frequency rate (AIFR)	(per million hours worked)	**6.44**	5.99	9.10
Average number of employees[2]		**745**	374	234
Employees		**745**	374	228
Contractors		**–**	–	6

[1] For the 2009 year, the West Wits surface operations were included in TauTona.

[2] The number of employees increased from 2009 to 2010 as the West Gold Plant was classified as a dedicated surface sources plant and consequently all its employees were costed to surface operations.

Key statistics – Surface operations: Uranium

Surface operations		2011	2010	2009
Pay limit	(lb/t)	**0.368**	0.316	0.362
	(kg/t)	**0.167**	0.143	0.164
Recovered grade	(lb/t)	**0.635**	0.622	0.584
	(kg/t)	**0.288**	0.282	0.265
Uranium production	(000lb)	**1,380**	1,462	1,442
Capital expenditure	($m)	**29**	12	5
Average number of employees		**199**	213	221
Employees		**172**	185	194
Contractors		**27**	28	27

Gold production
(000oz)


164
179
164
09
10
11

Uranium production
(000lb)


1,442
1,462
1,380
09
10
11

Capital expenditure (gold)
($m)


3
3
5
09
10
11

Capital expenditure (uranium)
($m)


5
12
29
09
10
11

Average number of employees* (gold)


234
374
745
09
10
11

* *Including contractors*

Average number of employees* (uranium)


221
213
199
09
10
11

* *Including contractors*

Total cash costs (gold)
($/oz)


341
485
660
09
10
11

Description

The surface operation (metallurgy) extracts gold from marginal ore dumps and tailings storage facilities at surface as there is more metallurgical capacity than reef mined. Uranium is produced as a by-product. In addition, backfill product is produced for mining operations. Operating units are: Noligwa Gold Plant, which takes feed from the Vaal River mines and processes marginal ore-dump material; Mispah plant, which also treats marginal ore-dump materials; Kopanang Gold Plant, which treats marginal ore-dump material and Kopanang reef; West Gold Plant, which treats marginal ore-dump material; East Gold Plant, which treats feed from the Sulphur Pay dam and environmental clean-up material; Mponeng Gold Plant, dedicated to reef from the Mponeng mine; Savuka Gold Plant, which services TauTona and Savuka and treats dump material; South Uranium Plant, which operates in reverse leach mode with Noligwa Gold Plant; and Nufcor, which undertakes Calcining of South Uranium Plant's final product. Metallurgy also has rail transport infrastructure, the Vaal River and West Wits Laboratories and tailings management facilities.

Performance

The surface operation produced 164,000oz of gold at a total cash cost of $660/oz in 2011, compared to 179,000oz at a total cash cost of $485/oz the previous year. Uranium production was 1.38Mlb compared with 1.46Mlb the previous year.

As with the other South African mines, the surface operations were also affected by power price increases, the wage strike and resultant payroll increase, as well as general inflationary pressures affecting the mining industry.

The failure of the Mispah mill further impacted production, motivating the redesign of the lubrication system on this and similar mills. The unexpected decline of grade in marginal ore dumps is a concern and has been met with increased focus on optimising mill use, while an additional dump was equipped for mining to improve flexibility. Poor reliability of oxygen and lime supply also affected production. An oxygen plant has now been built on site to ensure supply and a new lime-slaking facility has been constructed to facilitate the use of powdered instead of unslaked lime.

Despite these challenges, production met expectations given the continued success of Project ONE.

Growth and improvement

Project ONE – and in particular its business process framework component – has been rolled out at all plants in South Africa. As part of the second phase, processes are being optimised to ensure maximum benefits are derived. Data based process management is being used at all plants to determine the appropriate measures to be monitored to reduce variability. Encouraging results have been achieved at the South Uranium plant and Mispah plant. The methodologies employed have been implemented at all other plants.

There are three focus areas for growth and improvement, namely:

- Uranium Expansion Project to upgrade infrastructure to transport Kopanang ore to the South Uranium Plant to recover additional uranium. Completion is scheduled for July 2012;
- Replacement of the uranium solvent extraction section within the plant to ensure sustainable operations over the life of the operation. Completion is scheduled for the end of the third quarter 2013; and
- Uranium tailings storage facility (TSF) project to recover uranium and gold from existing tailings storage facilities, using new technology developed by AngloGold Ashanti. This will allow the profitable exploitation of all the Vaal River tailings storage facilities. A business plan has been compiled demonstrating positive returns and allowing this resource to be included in reserves. As a result, gold reserves increased by 3.2Moz and uranium by 92Mlb.

A project was initiated to conduct test work to improve understanding of each surface resource. The potential upgrade to material from marginal ore dumps is being investigated.

Sustainability

Following unseasonal rains, the water containment circuits were unable to manage the amount of water resulting in a number of overflows. A new water management regime was introduced to improve available stormwater dam capacity. Since its introduction, there have been no overflows. Later in the year, unseasonal late rainfall resulted in a water shortage which necessitated a stoppage of the East Gold Plant for three days. Short-term action minimised the impact. In addition, a pipeline is being installed which will make it possible to take some mildly saline water from neighbouring operations, currently discharged into the Koekemoerspruit, into AngloGold Ashanti's metallurgical circuit. A second project has been undertaken to increase the amount of well-field water pumped into the metallurgical circuit.

Surface operations experienced 12 reportable environmental incidents during 2011 of which eight were due to dam overflows. The water management philosophy has been revised taking into consideration the infrastructure and operational management of the total water balance. The actions that were put in place ensured that water could be managed during the wet fourth quarter. The replacement of the Mponeng residue pipeline and improvements in operational management have reduced the overall risk of major pipe failures.

Metallurgy holds the following certifications:

- ISO 14001 – Environment;
- OHSAS 18001 – Occupational Health and Safety;
- ICMI – Internal Cyanide Management Institute Certification; and
- ISO/17025/IEC – International Standard for Testing Laboratories (Vaal River laboratory).

Community complaints were received regarding dust in the Vaal River area. A "best practice" guideline was developed regarding dust mitigation and is being implemented. The initial focus was on the western extension TSF which contributes most of the dust. Capital of $0.2m was made available for phase 1, involving the installation of wind curtains and water spray systems on this TSF. This has been completed. Phase 2 which involves the grassing of high-risk areas on the TSF is due for completion in 2012.

Socio-economic development is an essential aspect of the South Africa region's business strategy, both from the perspective of compliance – to ensure retention of mining licences – and also because a downward trend in the region's gold production profile, together with a strategy of removing employees from high-risk areas, will inevitably lead to reductions in the labour force over the medium term.

Following extensive stakeholder engagement, the region has designed a framework to integrate community development into core business activities, while providing support for national and international development policies and objectives, particularly those addressing youth unemployment.

More information is provided in the country focus case study in the Sustainability Report SR .

West Wits – Mponeng

Key statistics

Mponeng		2011	2010	2009
Pay limit	(oz/t)	**0.41**	0.28	0.25
	(g/t)	**9.16**	9.14	8.53
Recovered grade	(oz/t)	**0.283**	0.276	0.253
	(g/t)	**9.71**	9.48	8.66
Gold production	(000oz)	**500**	532	520
Total cash costs	($/oz)	**546**	453	329
Total production costs	($/oz)	**688**	576	399
Capital expenditure	($m)	**172**	122	109
Productivity	(oz/TEC)	**8.38**	8.72	8.11
All injury frequency rate (AIFR)	(per million hours worked)	**15.39**	15.93	14.31
Average number of employees		**5,788**	5,778	6,029
Employees		**5,624**	5,732	5,926
Contractors		**164**	46	103

Review of operations continued

– South Africa

Gold production
(000oz)


520
532
500
09
10
11

Capital expenditure
($/m)


109
122
172
09
10
11

Total cash costs
($/oz)


329
453
546
09
10
11

Average number of employees*


6,029
5,778
5,788
09
10
11

* *Including contractors*

Description

Mponeng is located between the towns of Carletonville and Fochville on the border between Gauteng and the North West Province, southwest of Johannesburg. The operation, the world's deepest mine, extracts the Ventersdorp Contact Reef (VCR) at depths between 2,400m and 3,900m through sequential-grid mining. The Mponeng lease area is constrained to the north by the TauTona and Savuka mines, to the east by Gold Fields' Driefontein mine and to the west by Harmony's Kusasalethu.

Mponeng comprises a twin-shaft system housing two surface shafts and two sub-shafts. Ore is treated and smelted at the mine's gold plant.

Performance

Mponeng produced 500,000oz at a total cash cost of $546/oz in 2011, compared with 532,000oz at a total cash cost of $453/oz the previous year. The decline in production was due to a combination of factors which interrupted normal operations at various periods throughout the year and higher-than-anticipated temperatures in the deeper mining areas. A R94.6m upgrade and expansion of the ice plant on surface, which contributed to higher costs, was necessitated by the increased cooling requirements as underground operations at Mponeng deepened. Work on this upgrade began in 2010 and was completed in 2011.

As with other South African mines, Mponeng also felt the effect of power-price increases, the sector-wide wage strike and resultant payroll increase, and also the general inflationary pressures affecting the mining industry. At Mponeng specifically, the operating teams contended with the breakdown of a winder and also trackless equipment used for the deepening project. An increase in the number of Section 54 safety stoppages, ordered by the state mine inspector, caused considerable disruption during the year. Management teams have intensified efforts to avoid these stoppages by continuing to improve overall safety at the mine and ensuring compliance with all relevant safety regulations. Improving development performance remains a key area of focus.

Growth and improvement

Mponeng hosts the most significant of the group's South African investment in its below 120 deepening project, which will extend the life of this operation. This project, which will access the Carbon Leader and Ventersdorp Contact reefs below the current 120 level, is being tackled in a phased approach with the development of a decline from the existing infrastructure to gain quicker access to the ore and significantly improve payback, project returns and future expansion options.

The CLR portion of the project will ultimately access 11.3Moz and the VCR another 3.2Moz through to 2030. Phase 1 refers to the VCR below 120 project, currently being implemented to

develop four declines from 120 level to the 126/127 levels to exploit the VCR orebody. It includes the installation of the supporting infrastructure (refrigeration, backfill, decline equipping, etc) required to service a 10,000m^2/month production plan.

The feasibility study is underway for phase 2, which will focus on the CLR on two levels from 120 level down to 126 level. The access design showing best fit with existing infrastructure and schedule, as well as the best returns and potential for expansion, is the construction of a central ramp, supported by an extension of the SS2 shaft for long-term transportation of men and material. The rock will be trucked up the ramp from 126 and 123 level to 119 level and hoisted to surface through the SS1 shaft rock hoisting system. Phase 2 is expected to be mined at a rate of 12,000m^2 per month. The dedicated decline ramp from 120 level will provide fast access to ounces and will minimise the dependence of phase 2 on phase 1 infrastructure, making phase 1 infrastructure available for a phase 3 project opportunity.

Phase 2 will be implemented following board approval which is anticipated during 2012.

At the existing Mponeng operation, additional exploration was undertaken to gain greater knowledge of the orebody and its geological structures in order to improve planning, scheduling and confidence in production targets. Along with this programme, a decision has been taken to minimise ongoing mining activities in the lower-grade eastern sections of the mine.

The grade mined at Mponeng was marginally higher than that achieved in 2010 following the decision to move crews from the eastern areas of the mine, where values were found to decline significantly. The mine-call factor improved marginally to 79.2%.

The introduction of Project ONE at Mponeng will focus on safety transformation to reduce injury rates and eliminate disruptive stoppages; improvement of compliance with mining cycles; improving blast frequency; and optimising vertical transport. Gains in these areas are expected to result in ongoing productivity improvements at the mine through improvements in face advance, mitigating occasional shortages in certain underground mining skills. Rail-bound drill rigs will also be introduced to accelerate development rates and – as with all the mines in the South Africa region – work crews will undergo the Simunye training programme.

New technologies that are introduced at Mponeng to increase productivity are the use of high pressure drill rigs and drill jigs that achieve better development advancement compared to conventional mining equipment. Ore handling improvements at Mponeng are achieved through the use of bigger hoppers that transport higher tonnage of ore and the use of front driven trains. Wi-fi communication was installed underground to assist with better scheduling of handling of material and ore to save time and cost.

Sustainability

Tragically, two fatalities were recorded at Mponeng. On 27 May 2011, a seismic event of 0.6 magnitude occurred, resulting in a fall of ground. On 11 August 2011, a seismic event of local magnitude 2.0 occurred leading to an extensive fall of ground.

Management believes that the improved planning and scheduling that stem from Project ONE, as well as the more cohesive and productive teams resulting from the Simunye safety training programme, will help achieve further improvements in safety. As with the other South African operations, the mine's 'three-pillar' strategy will focus on removing people from areas of risk, modifying behaviour and attitudes to risk and improving planning. Crews have also been initiated into the Simunye training process. The introduction of the safety management programme is expected to assist in further improving safety through its requirements to ensure regular inspections, behaviour observations, group meetings and frequent workplace risk assessments.

Simunye translates as 'we are ONE', indicating its relation to Project ONE and the desired training outcome of safe and productive teams who are united in a common purpose. The five-week training programme is mostly activity-based, with exercises that include elements of high-and-low rope activities, challenging and developing the resilience of the participants. A total of 68 crews had been trained by September. The positive impact of the training was immediately apparent as the teams that graduated from the process showed overall improvement in respect of safe planned work, individual and team performance and potential earnings. An early indicator of success came from the first crew that attended the training in Mponeng and achieved a noticeable 62% improvement in output (by September) compared to results before training. The programme is expected to take three years to complete.

During 2011, the all injury frequency rate improved to 15.39 per million hours worked, from 15.93 in 2010 and the mine also achieved 500,000 fatality-free shifts. Improved engagement with the entire workforce regarding every aspect of their responsibilities and daily tasks will be an ongoing responsibility for management.

At Mponeng, the flow meters installed at each level help to minimise pumping during Eskom's high-demand times, thus assisting with reduced power consumption.

Work was undertaken to identify and develop key talent at the operation. This will assist in staff retention and improve productivity, while also assisting in achieving the key employment equity target of having 40% of all management positions filled by historically disadvantaged South Africans by 2014 from current levels of about 35%. The plan to achieve this goal has been signed off by labour unions and management at Mponeng.

Water and waste management in the West Wits region is another key area of focus, with the immediate goal being continuous improvement and full compliance with existing regulations. Construction of storm water diversion trenches, containment evaporation ponds, waste water control dams and the upgrade of the salvage yard were initiated in 2011. The only work completed in 2011 was the salvage yard upgrade and about 70% of the storm water diversion trenches.

Mponeng has the following certification:

- ISO 14001 – Environments; and
- OHSAS 18001 – Occupational health and safety.

Employees and contractors at Mponeng plan to undergo hazardous substance training during 2012. Also, during 2011 the majority of the cooling towers were converted from potable to service water use as part of the goal of cutting potable water consumption to 120,000kl a month. This was surpassed, with use now stabilised at between 80,000kl and 100,000kl a month. A similar focus will be placed on energy use in 2012, with targets set for the reduction of compressed-air and pumping costs.

Socio-economic development is an essential aspect of the South Africa region's business strategy, both from the perspective of compliance, to ensure retention of mining licences, and also because a downward trend in the region's gold production profile, together with a strategy of removing employees from high-risk areas, will inevitably lead to significant reductions in the labour force over the medium term.

Following extensive stakeholder engagement, the region has designed a framework to integrate community development into core business activities, while providing support for national and international development policies and objectives, particularly those addressing youth unemployment. More information is provided in the country focus case study in the Sustainability Report SR .

In addition, fundraising events were held by Mponeng staff to provide resources for various charities and organisations in the Fochville and Kokosi districts.

West Wits – Savuka

Key statistics

Savuka		2011	2010	2009
Pay limit	(oz/t)	**0.46**	0.56	0.78
	(g/t)	**10.36**	17.86	26.74
Recovered grade	(oz/t)	**0.195**	0.155	0.159
	(g/t)	**6.69**	5.30	5.45
Gold production	(000oz)	**49**	22	30
Total cash costs	($/oz)	**864**	1,100	1,115
Total production costs	($/oz)	**901**	1,387	1,387
Capital expenditure	($m)	**8**	9	13
Productivity	(oz/TEC)	**4.83**	1.68	2.38
All injury frequency rate (AIFR)	(per million hours worked)	**8.39**	7.69	13.23
Average number of employees		**815**	981	1,054
Employees		**785**	952	1,019
Contractors		**30**	29	35

Gold production
(000oz)



30
22
49
09
10
11

Capital expenditure
($m)



13
9
8
09
10
11

Total cash costs
($/oz)



1,115
1,100
864
09
10
11

Average number of employees*



1,054
981
815
09
10
11

* *Including contractors*

Description

Savuka is situated on the West Wits line in the province of Gauteng, close to the town of Carletonville and approximately 70 kilometres southwest of Johannesburg. The Carbon Leader Reef (CLR) is mined at depths varying between 3,137m and 3,457m below surface and the Ventersdorp Contact Reef (VCR) at a depth of 1,808m below surface.

Savuka shares a processing plant with neighbouring TauTona.

Performance

Savuka produced 49,000oz at a total cash cost of $864/oz in 2011, compared with 22,000oz at a total cash cost of $1,100/oz the previous year. The mine was placed on care and maintenance during 2011 following a shaft accident that damaged underground infrastructure in May 2009. Limited operations continued throughout 2011 using previously developed reserves. Parts of the Savuka deposit will be accessed from the neighbouring Mponeng operation.

Growth and improvement

The mine's infrastructure was mothballed at the end of 2011. Ongoing maintenance is required in order to continue water pumping activities for AngloGold Ashanti's remaining mines in the immediate vicinity.

Sustainability

Savuka has received the following certifications:

- ISO 14001 – Environment; and
- OHSAS 18001 – Occupational health and safety.

Socio-economic development is an essential aspect of the South Africa region's business strategy, both from the perspective of compliance, to ensure retention of mining licences, and also because a downward trend in the region's gold production profile together with a strategy of removing employees from high-risk areas will inevitably lead to reductions in our labour force over the medium term.

Following extensive stakeholder engagement, the region has designed a framework to integrate community development into core business activities, while providing support for national and international development policies and objectives, particularly those addressing youth unemployment.

More information is provided in the country focus case study in the Sustainability Report SR.

West Wits – TauTona

Key statistics

TauTona		2011	2010	2009[2]
Pay limit	(oz/t)	**0.78**	0.60	0.74
	(g/t)	**17.63**	19.27	25.33
Recovered grade[1]	(oz/t)	**0.220**	0.204	0.213
	(g/t)	**7.55**	7.01	7.29
Gold production	(000oz)	**244**	259	218
Total cash costs	($/oz)	**818**	700	559
Total production costs	($/oz)	**1,118**	980	797
Capital expenditure	($m)	**79**	75	57
Productivity	(oz/TEC)	**5.13**	5.34	5.16
All injury frequency rate (AIFR)	(per million hours worked)	**13.36**	19.03	15.84
Average number of employees		**4,507**	4,609	4,293
Employees		**4,023**	4,137	3,842
Contractors		**484**	472	451

[1] *Underground operation.*

[2] *The 2009 year includes the results of the West Wits surface operation.*

Gold production
(000oz)


218
259
244
09
10
11

Capital expenditure
($m)


57
75
79
09
10
11

Total cash costs
($/oz)


559
700
818
09
10
11

Average number of employees*


4,293
4,609
4,507
09
10
11

* *Including contractors*

Description

TauTona lies on the West Wits Line, just south of Carletonville in Gauteng, about 70km southwest of Johannesburg. Mining takes place at depths of 1,850m to 3,450m. The mine has a three-shaft system, supported by secondary and tertiary shafts, and is in the process of converting from longwall to scattered-grid mining. The change in mining method was necessitated by the increasingly complex geology being encountered and the unsuitability of the current method for mining through the Pretorius fault. This change is also expected to improve safety.

Performance

TauTona produced 244,000oz at a total cash cost of $818/oz in 2011, compared with 259,000oz at a total cash cost of $700/oz the previous year. As with the other South African mines, TauTona also felt the impact of the power-price increases, the industry-wide wage strike and general inflationary pressures affecting the mining industry.

A decision was taken early in 2011, following a significant seismic event, to cease mining of the Ventersdorp Contact Reef (VCR) shaft pillar and remove it from the immediate mine plan in the interests of safety. This decision contributed to the decline in output.

The increase in costs resulted from lower production, replacement of equipment and additional shifts needed to claw back some of the lost production.

Production crews were deployed to focus on increased sweeping and vamping of old production areas to capture valuable ore-chips and gold displaced after blasting and left behind after work areas were vacated. This helped improve the overall efficiency rate, or 'mine-call factor' of the operation. Increased geological drilling enhanced the overall knowledge of the orebody and contributed to the improved grade in the second half of the year.

Growth and improvement

In line with the rollout of the Project ONE business improvement initiative across the South African operations in 2011, continued focus will be placed on productivity improvements through improved scheduling and planning, as well as continued training of work crews through the Simunye initiative, the safety training component of Project ONE. For further information on Simunye refer to page 45.

One of the chief initiatives expected to be implemented in 2012 is a vertical transport optimisation project to accelerate the delivery of consumables and other essential items to work crews, in order to increase production time at the face. Similarly, management expects that the Carbon Leader transfer system will significantly reduce times for horizontal transport, or tramming, due to the reduction in tramming kilometres and elimination of inter-level transfers.

The following energy projects are currently being undertaken:

- **Installation of a pre-cooling tower at the surface fridge plant** – this project was started and completed in 2011. The pre-cooling tower results in improved power consumption in ambient temperatures, as the fridge plant does not have to be activated. This results in a saving of R1,100 for every hour the fridge plant does not have to operate.
- **Compressed air automation** – this project is expected to be completed in the third quarter of 2012 and should also result in lower power consumption.
- **Energy recovery turbine** – this project is expected to be completed by March 2012.

There will be continued emphasis on the management of seismicity to further improve safety and limit production interruption.

Following the success achieved in 2011, additional geological drilling will be undertaken to enhance knowledge of geological structures. Plans and schedules will be revised accordingly. At year-end, more than half the mine had converted to scattered grid mining and increased efforts were made to achieve development targets to improve future underground flexibility.

AngloGold Ashanti has also reached an agreement to drill in the IC2 block, an area belonging to Gold Fields that is adjacent to TauTona's existing workings and can be more quickly accessed from there. Drilling started in December 2011 and is expected to be completed by the end of 2012. Scoping work is also underway to determine the viability of mining parts of the Savuka orebody from TauTona, by establishing a link between the two mines.

Sustainability

There were no fatalities in 2011. The all injury frequency rate improved significantly to 13.36 per million hours worked, as AngloGold Ashanti employees at all levels focused on implementation of the safety transformation plan and the basic tenets of Project ONE. The mine achieved more than 1 million shifts without a fatality and more than three years without a fatality related to falls of ground. This is a potent reminder of what is possible, even in one of the world's deepest mines.

As with the other South African operations, the mine's three-pillar strategy will focus on removing people from areas of risk, modifying behaviour and attitudes to risk and improved planning. Crews have also been initiated into the Simunye training process. The introduction of the safety management programme is expected to assist in further improving safety through regular inspections, behaviour observation, group meetings and frequent workplace risk assessments.

TauTona has received the following certification:

- ISO 14001 – Environment; and
- OHSAS 18001 – Occupational Health and Safety.

EFFICIENCY INITIATIVES PRODUCING RESULTS


1
2
3
4
5

1 Mali

Morila	99,000oz
Sadiola	121,000oz
Yatela	29,000oz

2 Ghana

Iduapriem	199,000oz
Obuasi	313,000oz

3 Guinea

Siguiri	249,000oz

4 Namibia

Navachab	66,000oz

5 Tanzania

Geita	494,000oz

AngloGold Ashanti has eight mining operations in its Continental Africa region:

- in **Ghana,** the Iduapriem and Obuasi operations;
- in **Guinea**, the Siguiri mine;
- in **Mali,** Morila, Sadiola and Yatela;
- in **Namibia,** Navachab; and
- in **Tanzania,** Geita.

Combined production from these operations increased by 5% to 1.57Moz of gold in 2011, equivalent to 36% of group production. Declines in production at the Siguiri, Obuasi, Yatela and Navachab operations were more than offset by increases at Geita, Iduapriem, Sadiola and Morila. Production at Geita rose by 38%.

Total cash costs increased by 7% to $765/oz, with Geita in Tanzania being the best performer on the cost front with a cash cost of $536/oz for the year. In all, these operations employed 16,539 people, including contractors, 778 more than in 2010.

Regrettably, three contractors were involved in fatal occupational accidents during 2011. The AIFR for the year was 3.03 per million hours worked, a significant improvement on the 6.09 recorded in 2009.

Total capital expenditure for the region was $420m, an increase of 79% on the $234m spent in 2010. The bulk of this was spent at the Obuasi and Iduapriem operations in Ghana, at Geita in Tanzania and Navachab in Namibia.

The total attributable Mineral Resource for the Continental Africa region was 66.05Moz at year-end and the attributable Ore Reserve, 23.49Moz.

AngloGold Ashanti also has an active greenfield exploration programme, principally in the DRC, focused on its Mongbwalu concession and the Kibali joint venture with Randgold Resources and the DRC government. This is in addition to brownfield exploration being conducted in and around existing operations. For further information on the group's exploration programme in Continental Africa, see the Global exploration section of this report.

In 2011, the Continental Africa region progressed development of a transformation model to address sustainability issues that have previously affected the region. SR .

Continental Africa – contribution to group production

(%)


Continental Africa
36%
Rest of AngloGold Ashanti
64%

Continental Africa – contribution to production by mine

(%)


Geita
31%
Obuasi
20%
Siguiri
16%
Iduapriem
13%
Sadiola
8%
Morila
6%
Navachab
4%
Yatela
2%

Continental Africa – attributable gold production

(000oz)


1,585
1,492
1,570
09
10
11

1,570000oz

Continental Africa – capital expenditure

($m)


198
234
420
09
10
11

$420m

Continental Africa – total cash costs

($/oz)


608
712
765
09
10
11

$765/oz

Continental Africa – average number of employees*


15,267
15,761
16,539
09
10
11

* *Including contractors*

16,539 people employed

Ghana – Iduapriem

Key statistics

Iduapriem		2011	2010	2009
Pay limit	(oz/t)	**0.03**	0.04	0.04
	(g/t)	**0.92**	1.47	1.45
Recovered grade	(oz/t)	**0.042**	0.050	0.050
	(g/t)	**1.44**	1.70	1.72
Gold production	(000oz)	**199**	185	190
Total cash costs	($/oz)	**853**	666	516
Total production costs	($/oz)	**1,075**	868	579
Capital expenditure	($m)	**73**	17	28
Productivity	(oz/TEC)	**16.97**	16.44	17.63
All injury frequency rate (AIFR)	(per million hours worked)	**6.61**	9.73	12.26
Average number of employees		**1,543**	1,483	1,447
Employees		**741**	729	727
Contractors		**802**	754	720

Gold production
(000oz)


190
185
199
09
10
11

Capital expenditure
($m)


28
17
73
09
10
11

Total cash costs
($/oz)


516
666
853
09
10
11

Average number of employees*


1,447
1,483
1,543
09
10
11

* *Including contractors*

Description

The Iduapriem mine, wholly owned by AngloGold Ashanti since September 2007, comprises the Iduapriem and Teberebie properties in a 110km^2 concession. Iduapriem is situated in the western region of Ghana, some 70km north of the coastal city of Takoradi and 10km southwest of the Tarkwa mine. Iduapriem is an open-pit mine and its processing facilities include a carbon-in-pulp (CIP) plant.

Performance

Gold production for the year totalled 199,000oz, 8% up on production in 2010, due in large part to the increase in volumes milled. Record monthly throughput of 404,000t was achieved in August 2011. This was despite a deterioration in the average grade over the year to 1.44g/t, which was 15% lower year-on-year.

A highlight of the year was the commissioning of the new tailings storage facility (TSF) in the first half of the year – a timely development given the declining capacity of the interim tailings storage facility.

A critical operating challenge was the repeated failure of the newly installed high pressure valves on the plant tailings discharge line going into the new TSF facility. The application of these high valves is unique to Iduapriem. This resulted in unnecessary production disruptions/delays, given the approximately 12 hours needed each time to replace the damaged valve. As a mitigation, a separate tailings pipeline is to be installed and is expected to be commissioned in May 1012. In the interim, some new design changes have been introduced to the valves which are being closely monitored.

Another challenge during the year was the heavy rainfall, which required plant throughput to be curtailed in order to manage the new TSF allowable freeboard (the maximum level to which the water is allowed to rise).

Total cash costs per ounce increased by 28% from the previous year to $853/oz, owing primarily to higher fuel and power costs. Total capital expenditure for the year was $73m, including $60m for the TSF and $2m relating to the Ajopa project.

Growth and improvement

Work began on the implementation of the BPF component of Project ONE in August 2010 at the CIP plant. Performance relating to the process is being measured and monitored and has currently reached the stabilisation stage. Plant output is also being measured and recorded. Analysis and optimisation was initiated to identify the key causes of production losses in the plant. As a result, several control actions have emerged from this and these have been developed and championed by team leaders for the crushing and CIP plants.

The emphasis in 2012 will be to stabilise and minimise downtime at the crushing plant, to improve the primary crusher feeding rate.

In 2012, the BPF is expected to be introduced into the mining operation. While the mine has limited growth prospects on surface, the sustained increase in the gold price has led to renewed interest in evaluating the considerable low-grade resource in the Tarkwaian conglomerates beyond the economic limits of the existing pits.

A scoping study will examine the expansion of the open pit operation by increasing throughput. Long-hole drilling is also planned to determine if there is an economic resource sufficient to support underground mining.

The Ajopa project is now scheduled to start in mid-2012 and is expected to cost an estimated $12m. Ajopa hosts an ore reserve estimated at 4.97Mt at a grade of 2.05g/t, equivalent to around 363,000oz of gold.

Sustainability

For the third consecutive year, occupational injuries have continued to decline. The focus in the year was on contractor engagement in safety programmes, fatigue management and the implementation of risk-based medical surveillance. Emergency response planning and crisis management were reviewed in the year, while safety campaigns continued in order to focus and procure commitment from all employees.

Iduapriem's initiatives to support local communities include its locally supported alternative livelihood programme known as *'Hand-in-Hand'*. The programme includes an agricultural

livelihood project which supports farmers with production, processing and marketing of crops such as maize, palm oil, and vegetables. Also, local entrepreneurs are coached and supported to grow their businesses so they can participate in the mine's supply chain.

Iduapriem's basic education improvement project which focuses on youth and skills development, offers support to help improve the pass rate in the Basic Education Certificate Examination. The programme also includes a scholarship scheme which provides financial support to local students from host communities to pursue secondary and tertiary-level education. Together with sister mines in the Tarkwa municipal area and the University of Mines in Tarkwa, the mine runs a youth apprenticeship programme.

Iduapriem continues to provide assistance in repairing houses in the Teberebie village, while finalising land-for-land compensation.

A new cyanide sparging plant was commissioned in August 2011 as part of the infrastructure development required for compliance with the cyanide code.

An OHSAS 18001 certification audit was conducted during August 2011 and the next recertification will be concluded during 2014. An ISO 14001 recertification audit will be conducted during 2012.

Ghana – Obuasi

Key statistics

Obuasi		2011	2010	2009
Pay limit*	(oz/t)	**0.19**	0.19	0.21
	(g/t)	**5.85**	6.60	7.26
Recovered grade*	(oz/t)	**0.141**	0.150	0.151
	(g/t)	**4.82**	5.16	5.18
Gold production	(000oz)	**313**	317	381
Total cash costs	($/oz)	**862**	744	630
Total production costs	($/oz)	**1,285**	945	796
Capital expenditure	($m)	**132**	109	94
Productivity	(oz/TEC)	**5.68**	5.61	6.72
All injury frequency rate (AIFR)	(per million hours worked)	**2.37**	2.86	4.73
Average number of employees		**5,538**	5,722	5,759
Employees		**4,163**	4,225	4,408
Contractors		**1,375**	1,497	1,351

** Underground operation*

Gold production
(000oz)



381
317
313
09
10
11

Capital expenditure
($m)



94
109
132
09
10
11

Total cash costs
($/oz)



630
744
862
09
10
11

Average number of employees*



5,759
5,722
5,538
09
10
11

* *Including contractors*

Description

Obuasi, wholly owned by AngloGold Ashanti, is located in the Ashanti Region of Ghana, approximately 60km south of Kumasi. Mining operations are primarily underground, to a depth of 1.5km. Some surface mining in the form of open pit and tailings reclamation occurs. Obuasi currently treats sulphide ores from underground at the south plant, following the decommissioning of the tailings treatment plant in October 2010. The south plant also treats sulphide tailings and has a capacity of 360,000 tonnes per month.

Performance

Obuasi achieved its production targets in 2011, despite facing significant operating challenges. This achievement followed focused intervention from the multi-disciplinary taskforce appointed to effect the turnaround of the operation. Additional planning, design and scheduling of work is required to further improve operational performance. Ore reserve development improved, from 8,409m in 2010 to 10,197m in 2011. Nevertheless, flexibility remains a key challenge for this operation. Underground tonnages came in at 1.84Mt (2010: 1.80Mt).

Production declined by just over 1%, as planned, to 313,000 ounces as the taskforce worked at formulating a strategy to establish an appropriate foundation for optimisation and growth to realise the full potential for the Obuasi operations. The south treatment plant was stopped for a total of 51 milling hours in October 2011, owing to water levels on the south tailings storage facility.

Gains in efficiencies and volumes failed to translate into improved total cash costs, which were 16% higher year-on-year at $862/oz. The higher costs reflected the effects of lower grades and general inflation which affected the cost of mining inputs.

Growth and improvement

The Obuasi taskforce has made good progress in putting measures in place to effect a turnaround at the operation. A 12-hour shift was introduced and fully rolled out at all underground and processing functions to provide more productive time at work. The BPF component of Project ONE has been fully rolled out in mining, processing and transport.

A development contract is currently being finalised with the existing contractor, under a new framework and structure, and new equipment for development was purchased and is ready for use. Ageing infrastructure at the mine and plant is being repaired or replaced where necessary.

Although there is some indication of higher costs initially on implementation of the BPF, trends indicate that appropriate maintenance should result in cost reductions and improved performance of the mining fleet and infrastructure. In the medium term, this should have a positive impact on mining flexibility and lead to increased throughput and higher production.

The Anyankyirem surface resource at Obuasi and the underground prospect below 41 level have some potential for growth. Infill drilling at Anyankyirem has yielded some positive results, with a measured/indicated resource of 242,000oz at a head grade of 2.2g/t. Should this project come on stream, the oxide treatment plant would be recommissioned.

Underground drilling to explore the Obuasi Deeps below 50 level and the southern extensions of the current mining areas above 50 level continued in the year.

Sustainability

Regrettably, three contractor employees lost their lives in occupational accidents during 2011 at Obuasi mine. The Obuasi management team conducted thorough investigations to fully understand the circumstances that contributed to these incidents. Measures have been put in place to help ensure that such incidents are not repeated.

Good strides were made with employee safety and occupational health, with the Continental Africa region safety strategy being implemented and 22 safety standards executed. The emphasis has been on the creation and communication of a deliverable vision for fatality elimination by identifying and increasing the focus on high-potential near-fatal events. Through training and awareness creation, there has been an attempt at reinforcing safe behaviour, and the AIFR for the year was 2.37, an improvement of 17% on the previous year. This was bolstered also by the employee engagement process aimed at improving communication and performance, which was rolled out in phases during 2011.

The community and social development department also formalised its stakeholder engagement plan, with the formation of community consultative groups. During the year, implementation of the Voluntary Principles of Security and Human Rights (VPSHR) continued. Work on the VPSHR will progress in the year ahead and will include private security providers.

Environmental management efforts focused on achieving the environmental certification issued by the Environmental Protection Agency (EPA) and implementation of the accompanying schedule. This goal was realised in early 2012. Other key objectives for 2012 are EPA approval to start construction of a return water dam at the south plant and other process water treatment facilities, continued implementation of the certification schedule and an upgrade of facilities in compliance with the International Cyanide Management Code.

The number of reportable environmental incidents increased to 14 (2010: 6), ten of which were as a result of high cyanide values in the hydrafill. The OHSAS 18001 certification was successfully completed during January 2012, and an ISO 14001 recertification audit will be held in 2012.

Guinea – Siguiri

Key statistics

Siguiri			2011	2010	2009
Pay limit		(oz/t)	**0.01**	0.02	0.02
		(g/t)	**0.51**	0.66	0.71
Recovered grade		(oz/t)	**0.023**	0.028	0.032
		(g/t)	**0.79**	0.97	1.11
Gold production	– 100%	(000oz)	**293**	321	372
	– 85%		**249**	273	316
Total cash costs		($/oz)	**862**	643	519
Total production costs		($/oz)	**984**	701	595
Capital expenditure		($m)	**18**	12	26
Productivity		(oz/TEC)	**12.03**	14.75	17.58
All injury frequency rate (AIFR)		(per million hours worked)	**1.27**	6.15	5.54
Average number of employees			**3,666**	3,170	2,973
Employees			**1,718**	1,531	1,492
Contractors			**1,948**	1,639	1,481

Attributable gold production
(000oz)


316
273
249
09
10
11

Capital expenditure
($m)


26
12
18
09
10
11

Total cash costs
($/oz)


519
643
862
09
10
11

Average number of employees*


2,973
3,170
3,666
09
10
11

* *Including contractors*

Review of operations continued

– Continental Africa

Description

Siguiri, a multiple open-pit oxide gold mine, is AngloGold Ashanti's sole operation in the Republic of Guinea. It is located in the district of Siguiri, around 850km northeast of the country's capital Conakry. Conventional mining activities are performed by contractors in multiple open pits using conventional techniques. On surface, Siguiri's gold processing plant treats about 30,000 tonnes daily.

AngloGold Ashanti holds an 85% interest in Siguiri and the balance of 15% is held by the Government of Guinea.

Performance

Attributable gold production declined by 9% to 249,000oz. Lower-than-anticipated grades had the most significant impact on production. Mining operations were also hampered in the year by a community protest which interrupted production for three days, while mining the Sanutinti push back hampered excavator productivity, with the wet ground conditions encountered resulting in increased mining costs. Other challenges were the lower grade in the saprolite stockpile, which also contained some hard oxide materials, causing delays in material supply.

Throughput tonnes in 2011 were 10% higher year-on-year at 9.7Mt (2010: 8.8Mt), helping to mitigate the impact of lower grades. Recoveries in the plant were marginally down to 89%, attributable mainly to the lower grades and higher throughput, and a leach tank maintenance programme.

The lower volumes drove costs up, with unit cash costs 34% higher at $862/oz (2010: $643/oz). Higher labour costs and fuel prices also contributed to increased cash costs.

Capital expenditure totalled $18m.

Growth and improvements

In mid 2011, a programme was initiated to accelerate the upgrade of the inferred oxide resource to an indicated resource. This programme aims to replace depletions in the Ore Reserve until 2013, and thereafter is expected to add a further 17% to reserves. An assay laboratory upgrade and expansion is planned for 2012.

The BPF component of Project ONE is being implemented across the operation after the successful implementation at the plant resulted in a 1Mt increase in throughput on an annual basis. A modular mining fleet management system was installed on trucks and primary loaders to improve productivity and reduce costs. The process is currently being implemented in the mining and geology department to reduce unit costs by working more efficiently.

A new growth strategy shows that by expanding the current plant, Siguiri could significantly increase production. The expanded plant will have the capacity to treat 18Mt of material annually by 2017, reaching capacity in 2018. To support this expansion strategy, significant exploration projects to find new reserves are underway.

Sustainability

The all injury frequency rate dropped to 1.27 per million hours worked from 6.15 in 2010.

Environmental management remains a critical area of focus and ongoing initiatives are in place to control dust and emissions, and also to ensure compliance with all the relevant legislation. No reportable environmental incidents were recorded in the year. A pipeline from the tailings facility, which previously contributed to the bulk of incidents, is expected to be replaced in 2012.

Siguiri also contributed to the management of dust by the watering of linking roads between villages at a total cost of $619,000. These initiatives support the target to reduce reportable incidents by 30% by 2015 from the 2010 baseline.

A number of challenges were encountered during the year, mainly with regard to the increasing number of illegal miners in the Siguiri mining areas and community protests which blocked access to the mine.

A sustainable development plan, which is aligned with the Millenium Development Goals, has been launched in conjunction with the Millenium Village NGO. A study underway should provide some additional guidance on alternative means of livelihood to counter the perception that the mine is the only source of employment in the area. Refer case study SR .

OHSAS 18001 recertification will be conducted during 2012. The ISO 14001 certification was successfully completed and is valid until July 2012.

Mali – Morila

Key statistics

Morila			2011	2010	2009
Pay limit		(oz/t)	**0.02**	0.02	0.04
		(g/t)	**0.60**	0.67	1.21
Recovered grade		(oz/t)	**0.050**	0.050	0.072
		(g/t)	**1.70**	1.70	2.47
Gold production	– 100%	(000oz)	**248**	238	342
	– 40%		**99**	95	137
Total cash costs		($/oz)	**810**	715	527
Total production costs		($/oz)	**863**	766	583
Capital expenditure	– 100%	($m)	**3**	3	10
	– 40%		**1**	1	4
Productivity		(oz/TEC)	**42.00**	36.04	40.70
Average number of employees	– 100%		**820**	891	1,053
Employees			**435**	476	518
Contractors			**385**	415	535

Attributable gold production
(000oz)


137
95
99
09
10
11

Attributable capital expenditure
($m)


4
1
1
09
10
11

Total cash costs
($/oz)


527
715
810
09
10
11

Average number of employees*


1,053
891
820
09
10
11

* *Including contractors*

Review of operations continued

– Continental Africa

Description

The Morila mine is situated 180km southeast of Bamako, the capital of Mali. The operation treats low-grade stockpiles while the plant, which incorporates a conventional carbon-in-leach process with an upfront gravity section to extract the free gold, has annual throughput capacity of 4.3Mt. Since mining was concluded in 2009 with the depletion of the orebody, operations at Morila currently involve processing of the stockpile which stood at 1.8Mt as at year-end.

AngloGold Ashanti has an effective 40% stake in Morila, as does Randgold Resources (which manages the mine). The Government of Mali owns the remaining 20%.

Performance

In line with improvements, attributable gold production rose 4% to 99,000 ounces. Tonnages were 4% higher, reaching 4.5Mt. The plant was also more effectively utilised in 2011, after the primary crusher breakdown in January 2010. However, crushing and milling improvements will be difficult to sustain given the limits of the carbon-in-leach operation. Total cash costs increased by 13%, with direct operating costs adversely affected by large price increases for diesel and reagents.

Growth and improvements

A large part of stay-in-business capital of $1m was expended on process enhancements at the plant, mainly in order to maintain capacity. Feasibility studies were undertaken during the year to investigate possible extensions to and reclamation of the tailings storage facilities. During the year, work by the mineral resources team on the tailings storage facility retreatment project indicated that the mine's life could be extended by up to seven years to 2020. A final decision has not yet been taken in this regard.

Sustainability

Safety statistics for Morila are reported by Randgold Resources, the operator, and are not included in AngloGold Ashanti's statistics.

Closure preparations continue, including implementation of the social plan. An employee assistance fund has been created and is managed by the unions. An agri-business project aims to sustain livelihoods post closure, although some land ownership issues still require resolution. Management is in negotiations with the local authorities and government to this end. Other pilot projects include animal husbandry, poultry farming, honey production and fish breeding, along with the establishment of a micro credit facility (CAMIDE).

Mali – Sadiola

Key statistics

Sadiola			2011	2010	2009
Pay limit		(oz/t)	**0.02**	0.04	0.04
		(g/t)	**0.53**	1.28	1.46
Recovered grade		(oz/t)	**0.055**	0.060	0.074
		(g/t)	**1.90**	2.04	2.52
Gold production	– 100%	(000oz)	**295**	287	354
	– 41%		**121**	118	135
Total cash costs		($/oz)	**792**	650	488
Total production costs		($/oz)	**830**	698	571
Productivity		(oz/TEC)	**15.53**	15.82	23.14
Capital expenditure	– 100%	($m)	**34**	20	10
	– 41%		**14**	8	4
All injury frequency rate (AIFR)		(per million hours worked)	**2.44**	1.65	2.31
Average number of employees	– 100%		**1,844**	1,771	1,532
Employees			**846**	790	705
Contractors			**998**	981	827



Attributable gold production
(000oz)
135
118
121
09
10
11



Attributable capital expenditure
($m)
4
8
14
09
10
11



Total cash costs
($/oz)
488
650
792
09
10
11



Average number of employees*
1,532
1,771
1,844
09
10
11

* *Including contractors*

Description

The Sadiola mine is situated in western Mali, some 77km south-southwest of the regional capital Kayes. The mine is a joint venture between AngloGold Ashanti (41%) and IAMGOLD (41%) and the government of Mali (18%). Mining activities take place in five open pits. On-site surface infrastructure includes a 4.9Mt per annum carbon-in-leach gold plant where the ore is eluted and smelted. Sadiola's future lies in the expansion of the Sadiola main pit and a new plant, construction of which is planned to start in 2012.

Performance

Gold production increased to 121,000oz in 2011 with tonnes treated increasing to 2Mt from 1.8Mt, countering a 7% decline in grade recovered to 1.90g/t. Higher stripping ratios and lower grades encountered during the year point towards the need for mining higher volumes.

Total cash costs were 22% higher at $792/oz (2010: $650/oz), driven by increases in fuel prices and higher dollar prices for a number of consumables.

Growth prospects and improvements

Productivity initiatives focused on a number of activities, from truck and shovel utilisation to haul road optimisation, along with the implementation of the fleet management system which provides a dispatch and high-level data capture system for analysis.

In the plant, a crusher has been installed to pre-treat feed material which should enhance throughput and reduce delays owing to damage caused by rocks and other hard material through the plant.

The BPF component of Project ONE went live at Sadiola in the fourth quarter of 2011. The operation is currently stabilising and with better planning, resourcing and scheduling, it is anticipated that plant availability will improve, which should have a positive impact on production. Sadiola's focus will be on mining the FE3 and FE4 pits in 2012. Mining is then expected to extend into the Tambali and level 3 pits.

Preparatory work on the detailed design of the plant and operational readiness for the Sadiola Sulphide Project has begun. This project will give access to the deeper sulphide material and includes construction of a new plant.

The Environmental Study and Impact Assessment (ESIA) has been approved for the project and work on the associated powerline is currently in progress. Long-lead items, including mining equipment, have been ordered and are expected to start arriving on site in 2012. Operations at the Sadiola Sulphide Project are expected to begin towards the end of 2012. The project is awaiting final board approval in 2012.

Sustainability

An increase in finger injuries prompted a finger safety campaign at Sadiola. A comprehensive and integrated safety programme focused on leadership, the reinforcement of risk assessments in the planning phases and on refresher training for safety officers.

Community engagement processes proceeded well during the year and with the Integrated Development Action Plan project in particular. No reportable environmental incidents were recorded. The mine maintained its OHSAS 18001 certification in 2011. ISO 14001 recertification is scheduled for 2012.

Mali – Yatela

Key statistics

Yatela			2011	2010	2009
Pay limit		(oz/t)	**0.02**	0.01	0.04
		(g/t)	**0.55**	0.45	1.52
Recovered grade		(oz/t)	**0.030**	0.036	0.106
		(g/t)	**1.04**	1.23	3.62
Gold production	– 100%	(000oz)	**73**	150	222
	– 40%		**29**	60	89
Total cash costs		($/oz)	**1,543**	807	368
Total production costs		($/oz)	**1,623**	883	455
Productivity		(oz/TEC)	**8.89**	20.39	30.80
Capital expenditure	– 100%	($m)	**2**	5	2
	– 40%		**1**	2	1
All injury frequency rate (AIFR)		(per million hours worked)	**1.52**	2.28	5.54
Average number of employees	– 100%		**943**	878	803
Employees			**323**	308	298
Contractors			**620**	570	505

Attributable gold production
(000oz)



89
60
29
09
10
11

Attributable capital expenditure
($m)



1
2
1
09
10
11

Total cash costs
($/oz)



368
807
1,543
09
10
11

Average number of employees*



803
878
943
09
10
11

* *Including contractors*

Description

Yatela is 80% owned by the Sadiola Exploration Company Limited, a joint venture between AngloGold Ashanti and IAMGOLD, giving each a 40% stake in Yatela. The balance of 20% is owned by the government of Mali.

The Yatela mine is situated in western Mali, some 25km north of Sadiola and approximately 50km south-southwest of the regional capital Kayes. Ore extraction has been conducted from a number of pits including the Yatela main pit, Alamoutala, four Alamoutala satellite pits, KW18 and the North-west Extension.

Mining in most of these pits has been completed. For the remaining years of the life of mine, the focus will be on a final cutback in Yatela Main pit (Pushback 8) as well as a new pit north of the Yatela Main pit. The ore mined is treated on heap-leach pads together with carbon loading. The carbon is then transported to Sadiola for elution and smelting.

Performance

The mine plan was adjusted in 2011 to allow for the completion of the Yatela main pit. Mining, which has now been completed, was then advanced in the Alamoutala main and satellite pits. As Yatela approaches closure, the grade of the ore has declined incrementally. The increase in tonnages mined failed to compensate for the lower grades, which had a knock-on effect on gold production which declined to an attributable 29,000oz.

Total cash costs rose to $1,543/oz as a result of higher input costs, including efforts to extend the life of mine and the hauling of material over a relatively long distance from Alamoutala to the Yatela plant.

Growth prospects and improvements

Yatela plans to mine at two pits, the Yatela main pit and Yatela North during 2012. Mining in the main pit was delayed in 2011 with the re-optimisation of the main pit in order to reduce stripping ratios on the one hand, and maintain practical mining widths on the other. With only three years' life of mine remaining, there is an intense focus on optimising any residual opportunities.

Sustainability

Management has focused on putting in place steps to foster sustainable development in surrounding communities as the mine approaches closure. Voluntary retirements were encouraged during the year, and the only positions which have been filled are those critical to production targets. The temporary labour complement is also being reduced by 5% annually, and no contracts are being renewed. A closure consultant was appointed in 2011. The rehabilitation target to date is 312ha of which 214ha have been rehabilitated. This is below target as a result of changes in the mine plan and the unavailability of equipment.

The all injury frequency rate (AIFR) was 1.52 per million hours worked in 2011. Intensive efforts remain focused on safety campaigns and risk assessments. The mine maintained its ISO 14001 certification in 2011. ISO 14001 recertification is scheduled for 2013.

Namibia – Navachab

Key statistics

Navachab		2011	2010	2009
Pay limit	(oz/t)	**0.06**	0.07	0.05
	(g/t)	**2.00**	2.53	1.55
Recovered grade	(oz/t)	**0.043**	0.052	0.046
	(g/t)	**1.46**	1.80	1.58
Gold production	(000oz)	**66**	86	65
Total cash costs	($/oz)	**1,038**	727	622
Total production costs	($/oz)	**1,208**	786	663
Capital expenditure	($m)	**48**	14	20
Productivity	(oz/TEC)	**7.00**	10.46	9.33
All injury frequency rate (AIFR)	(per million hours worked)	**2.00***	25.60	26.30
Average number of employees		**790**	687	578
Employees		**790**	687	578
Contractors		**–**	–	–

2011 only includes medical treatment cases and lost-time injuries and excludes all first aid and dressing cases.

Gold production
(000oz)


65
86
66
09
10
11

Capital expenditure
($m)


20
14
48
09
10
11

Total cash costs
($/oz)


622
727
1,038
09
10
11

Average number of employees*


578
687
790
09
10
11

* *Including contractors*

Review of operations continued

– Continental Africa

Description

The Navachab gold mine is situated near the town of Karibib some 170km northwest of the capital Windhoek and 171km inland of the town of Swakopmund on the southwest coast of Africa. Navachab, which began operations in 1989, is an open-pit mine with a 120,000t/month processing plant consisting of crushing, milling, carbon-in-pulp (CIP) and electro-winning facilities.

Performance

Gold production of 66,000oz was 23% lower than the 86,000oz produced the previous year, largely as a result of the reduced volumes of concentrate supplied by the DMS plant. The reduced level of gold production resulted in a 43% increase in total cash costs to $1,038/oz.

A mining fleet has been contracted for a three-year period to complete the required near-surface waste stripping of the main pit expansion cut back to extract ore and increase mining volumes. Although the start of this contract was delayed, waste stripping began during the year, resulting in a 16% increase in tonnes mined.

Growth and improvement

The BPF component of Project ONE was rolled out at Navachab during the second half of the year in an effort to generate improved efficiencies across the operation.

Work has begun on a prefeasibility study, scheduled for completion by mid-2012, to determine the viability of achieving planned production targets as well as optimal mine and process options. The proposed expansion is expected to improve economies of scale and focus on cost control and continuous improvement initiatives. It is also expected to create additional jobs.

Exploration during the year focused on pit expansion drilling so as to increase confidence in the orebody, to follow up on geochemical anomalies and to optimise asset use.

Sustainability

Navachab remains committed to achieving ‘zero injuries’. The annual safety plan was implemented, supported by a road show, safety awareness campaigns and observer training, which is ongoing. There were no fatalities during 2011. The AIFR improved dramatically, declining from 25.60 per million hours worked in 2010 to 2.0 in 2011.

In alignment with group and regional initiatives, Navachab is in the process of developing a sustainability strategy which will include a focus on the relationship with the Namibian government. Towards year-end, a sustainability workshop was held to explore mine, community and national sustainability risks and opportunities, to feed into the sustainability strategy.

Navachab received ISO 14001 certification during 2011. The OHSAS 18001 certification audit was completed and non-conformances confirmed for audit recertification.

Corporate social investment in 2011 focused on education, the sponsorship of a science fair and a Spring School for Grade 12 pupils in the community. Several small-scale job creation projects continued.

Tanzania – Geita

Key statistics

Geita		2011	2010	2009
Pay limit	(oz/t)	**0.06**	0.07	0.09
	(g/t)	**2.06**	2.38	3.08
Recovered grade*	(oz/t)	**0.116**	0.069	0.055
	(g/t)	**3.98**	2.36	1.89
Gold production	(000oz)	**494**	357	272
Total cash costs	($/oz)	**536**	777	954
Total production costs	($/oz)	**767**	981	1,121
Capital expenditure	($m)	**58**	38	19
Productivity	(oz/TEC)	**18.11**	14.14	10.87
All injury frequency rate (AIFR)	(per million hours worked)	**3.60**	5.38	5.56
Average number of employees		**3,541**	3,265	3,186
Employees		**1,721**	1,874	1,990
Contractors		**1,820**	1,391	1,196

** Open-pit operation.*

Gold production
(000oz)


272
357
494
09
10
11

Capital expenditure
($m)


19
38
58
09
10
11

Total cash costs
($/oz)


954
777
536
09
10
11

Average number of employees*


3,186
3,265
3,541
09
10
11

** Including contractors*

Description

The Geita gold mine is located in the Lake Victoria goldfields of the Mwanza region of Tanzania, about 120km from Mwanza and 4km west of the town of Geita. The mine is wholly owned and managed by AngloGold Ashanti. The Geita gold deposit is mined as a multiple open pit operation with underground potential and is currently serviced by a 5.2Mt per annum carbon-in-leach (CIL) processing plant.

Performance

Geita produced 494,000oz at a total cash cost of $536/oz in 2011, compared with 357,000oz at a total cash cost of $777/oz the previous year. The turnaround in Geita operating performance continued in 2011, following the rollout of the Project ONE business improvement initiative as a pilot site. Exceptional progress continues to be made in all areas, not least of all fleet reduction and improved plant availability and recoveries. In 2011, over 55.8Mt were mined, compared with 45.5Mt the previous year. The mine call factor, a measure of efficiency in extracting the gold available, was 99%.

The overall production performance for the year was further aided by higher grades mined at the Nyankanga Cut 6 and operation of the ball mill in single stage, which offset extended downtime of the SAG mill during unscheduled shutdowns in May and June to repair the feed end and during October to replace the mill gearbox.

The fleet rationalisation programme continued to deliver productivity improvements in engineering stores, fuel and labour cost. This included completion of the larger light-weight truck tray project, the resultant phasing out of aged trucks and reducing the fleet from 34 to 27 trucks, and manpower rationalisation resulting from improved training and performance. Improved drill and blast performance contributed to improved mining performance and significant cost reductions. Average broken stocks have increased from 150,000bcm to 500,000bcm while the number of drilling rigs decreased from 14 to 8. Powder factors reduced from 0.95kg/bcm to 0.72kg/bcm while achieving improved material fragmentation. Continued progress was made on the reagent optimisation started in 2010, with improved gravity recovery and optimisation of the CIL circuit further contributing to lower reagent consumption. The tyre life optimisation programme also achieved success through improved tyre management, equipment operator training and improved haul road conditions.

Mining operations were undertaken in three areas. Mining recommenced at the Star and Comet satellite pit, using contractors, after production was stopped in early 2010. Nyankanga pit cutback 5 was completed and cutback 7 began. Cutback 6 was the main source of ore for 2011 and is expected to continue to be so in 2012. Geita Hill pit cutback 1 was completed in late 2011 with mining progressing in cutback 2.

Growth and improvement

From the base year 2010, production and productivity have already increased by more than 20%. The target is to maintain production at 500,000oz a year and focus on improving employee productivity through focused specialised training to improve employee capability in role. The success achieved at Geita is largely due to the implementation of the BPF component of Project ONE. The operation is now strongly cash positive, with a robust and detailed plan focusing on stability and delivery. The key area of focus is asset reliability, with the team on site receiving strong support from the teams conducting the group-wide asset integrity audit. Capital expenditure has been approved, among others, for the replacement of the SAG-mill.

Work is also ongoing to create opportunities for mine-life extension from surface and underground sources, as well as for on-lease growth by establishing sustainable satellite- and refractory-ore open-pit projects that complement proposed underground projects. As ever, emphasis will be placed on cash flow margins and returns on invested capital.

Key initiatives to reduce real costs which have been incorporated in Geita's strategy include the implementation of the fleet rationalisation, reagent optimisation, tyre life optimisation and contracting mining for satellite pits. Continuing implementation of the Requisite organisation model, a human resources methodology assigning specific roles and accountabilities for all levels of works, is expected to lead to improved productivity.

Other cost containment and production improvement initiatives include: improvement of mining practices to reduce ore loss to the waste dump; stabilising and improving SAG-mill feed once a new mill is installed, from 612tph, to 650tph; optimising the gravity circuit to increase gold recovery through improved availability of the plant; achieving higher fleet productivity by raising shift output; and optimising liner design.

Challenges include scarce and critical skills, particularly engineers, geologists and technicians. An internal pipeline of skills has been created, with 15 people a year enrolled in a graduate training programme and 60 people on an integrated technical mining training programme. Succession planning, talent management and increased focus on placing Tanzanians in key roles and reducing expatriate recruitments are areas of focus for management.

Over the past two years detailed geological work has been undertaken in Nyankanga, Geita Hill and Star & Comet pits in order to better understand controls of mineralisation in each pit. In Nyankanga, mineralisation is associated with the Nyankanga main fault zone while at Geita Hill pit, mineralisation is associated with the axial planar cleavage of a large synform-antiform fold pair. In the Star and Comet pit, mineralisation is controlled by the contact between quartz feldspar porphyry and banded iron formation and a major shear zone cross cutting the middle of the pit.

Sustainability

Geita recorded an AIFR of 3.60 per million hours worked in 2011, an improvement on the 5.38 recorded in 2010. Continued focus is placed on high-potential incidents analysis and follow-up remedial action. Geita demonstrates that safety is its first value through management leadership, the holding of regular safety meetings, training, development of standards and safe-work procedures and risk management through conducting frequent risk assessments.

Emergency response and health facilities were improved during the period and additional equipment purchased to ensure emergency preparedness.

Fatigue has been identified as a critical safety area to be proactively managed. The fatigue programme started in 2009 was upgraded in 2010, and training on fatigue management continued throughout 2011.

A revised Geita sustainability strategy, in line with the broader AngloGold Ashanti and Continental Africa region's strategies, is expected to be completed in 2012. Key components include alignment with Millenium Development Goals, enhanced stakeholder engagement through improved communications, focused community projects to deliver sustainable value and partnering with government on issues including formalisation of artisanal and small-scale mining. Phase 7 of Nyankumbu Girls Secondary School started in September 2011, while the school's construction is scheduled for completion in 2013. Construction of bus stops serving the Geita community is expected to start in 2012.

The Geita town water project will begin once environmental approval has been granted in 2012. Completion of the front end of the project, from the treatment plant and pumping station to the water reservoir, is expected in July 2012.

No reportable environmental incidents were recorded during the year. A budget of $2.6m for cyanide destruction infrastructure has been approved for 2012. In the meantime, a tailings dilution system is being used to reduce the levels of cyanide at discharge points. Weak acid dissociable (WAD) cyanide at the pool has remained as low as 0.01ppm. Geita's Cyanide Code compliance audit was held in December, with compliance targeted by the end of 2012. The approval and procurement of a new incinerator for the disposal of hazardous material took place in 2011 and the facility is expected to be commissioned in 2012. ISO 14001 certification for the environmental management system was maintained during the year.

During the year, the company engaged with local miners' union, Tamico, and the International Chemical Engineering and Mining Union Federation (ICEM) to improve the relationship with the workforce at Geita. The parties concluded there was a need to renegotiate the existing recognition agreement to improve union access to the mine. The access agreement negotiations with Tamico commenced in 2012.

PLANS IN PLACE TO REALISE GROWTH POTENTIAL


3
2
1

1	**Argentina**	
	Cerro Vanguardia	196,000oz
2	**Brazil**	
	Serra Grande	67,000oz
	AGA Mineração	361,000oz
3	**United States**	
	Cripple Creek & Victor	267,000oz

In the Americas region, an important growth area for the company, AngloGold Ashanti has:

- in **Argentina,** the Cerro Vanguardia mine;
- in **Brazil,** two business units, AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração) and the Serra Grande operation; and
- in the **United States,** the Cripple Creek & Victor (CC&V) mine.

Combined production from these operations increased by 6% to 891,000oz of gold in 2011, increasing its contribution to group production to 21% (2010: 19%).

Total cash costs increased by 22% to $528/oz. Total capital expenditure for the region was $456m, an increase of 47% on the $311m spent in 2010. The bulk of this was expended at AGA Mineração, CC&V and Cerro Vanguardia projects.

The stronger real and scarce mining skills along with accelerating inflation across the South American jurisdictions presented significant cost pressures during the year.

In all, 7,389 people, including contractors, were employed, 807 more than in 2010.

Regrettably, two contractor employees lost their lives in occupational accidents during 2011. The first was in Brazil where a worker was run over by a tractor on a construction site, and the second was in Colombia where a worker was inundated by a naturally occurring landslide after unusually heavy rainfall. An all injury frequency rate of 6.33 per million hours worked (2010: 5.66) was achieved in 2011.

The total attributable Mineral Resource for the Americas region was 49Moz at the end of 2011 and the attributable Ore Reserve 11Moz.

A far-reaching greenfield exploration programme is underway in the Americas region, most notably in Colombia, South America, where AngloGold Ashanti has extensive land holdings. Two significant greenfield discoveries – Gramalote and La Colosa – together account for 18Moz of the Americas' Mineral Resource.

Exploration activities are conducted by either AngloGold Ashanti teams or together with joint venture partners, in Canada, Brazil and Argentina. See the Global exploration section of this report.

Americas – contribution to group production
(%)



Americas 21%
Rest of AngloGold Ashanti 79%

Americas – contribution to production by operation
(%)



AGA Mineração 40%
Cripple Creek & Victor 30%
Cerro Vanguardia 22%
Serra Grande 8%

Americas – attributable gold production
(000oz)



816
842
891
09
10
11

891 000oz

Americas – capital expenditure
($m)



258
311
456
09
10
11

$456m

Americas – total cash costs
($/oz)



362
432
528
09
10
11

$528/oz

Americas – average number of employees*



5,884
6,582
7,389
09
10
11

* *Including contractors*

7,389 people employed

Review of operations continued
– Americas

Argentina – Cerro Vanguardia

Key statistics

Cerro Vanguardia			2011	2010	2009
Pay limit		(oz/t)	**0.11**	0.13	0.15
		(g/t)	**3.86**	4.36	5.02
Recovered grade		(oz/t)	**0.182**	0.178	0.190
		(g/t)	**6.23**	6.11	6.51
Gold production	– 100%	(000oz)	**212**	209	208
	– 92.5%		**196**	194	192
Silver production	– 100%	(000oz)	**2.9**	2.8	2.2
	– 92.5%		**2.7**	2.6	2.0
Total cash costs		($/oz)	**393**	366	355
Total production costs		($/oz)	**580**	517	487
Capital expenditure		($m)	**79**	41	18
Productivity		(oz/TEC)	**17.64**	20.64	22.83
All injury frequency rate (AIFR)		(per million hours worked)	**1.59**	8.08	9.34
Average number of employees			**1,644**	1,242	1,069
Employees			**1,065**	883	753
Contractors			**579**	359	316

Attributable gold production
(000oz)


192
194
196
09
10
11

Capital expenditure
($m)


18
41
79
09
10
11

Total cash costs
($/oz)


355
366
393
09
10
11

Average number of employees*


1,069
1,242
1,644
09
10
11

* *Including contractors*

Description

AngloGold Ashanti has a 92.5% stake in Cerro Vanguardia with Fomicruz (the province of Santa Cruz) owning the remaining 7.5%. Located to the northwest of Puerto San Julián in the province of Santa Cruz, Cerro Vanguardia consists of multiple small open pits with high stripping ratios. Shallow underground mining began in 2010 to access high-grade material and accounts for about 19% of production. The orebodies comprise a series of hydrothermal vein deposits containing gold and large quantities of silver, produced as a by-product. The metallurgical plant has a daily capacity of 3,000t and includes a cyanide recovery facility.

Performance

Cerro Vanguardia was the group's lowest cost producer in 2011. Attributable gold production of 196,000oz was marginally higher than the previous year total of 194,000oz and met operating targets. Total cash costs of $393/oz were lower than projected at the beginning of the year due to improved efficiencies at the mine and also the positive impact of higher-than-forecast silver production and prices. Ensuring a consistent supply of feed to keep the plant running at capacity was a principal focus during the year, as was the consolidation of the fledgling underground operation. Two mine portals were opened in the Mangas Centro and Mangas Sur pits during the year and more than 6Mt of underground development achieved.

Meeting production goals was complicated somewhat by the introduction of import restrictions by the federal government which delayed the delivery of some spare parts and capital equipment. In addition, accelerating inflation in Argentina pushed costs higher for both consumables and the payroll. These factors continue to pose a significant challenge in Argentina and may present additional hurdles to purchasing, recruitment and labour relations in the year ahead.

Construction of the new heap leach was delayed from the third quarter of 2011 to the first quarter of 2012, principally owing to construction delays caused by unseasonably inclement weather. The delay curtailed production but was mitigated by additional output achieved by rescheduling some open pit operations as well as optimising capacity of the underground operation. The heap leach project will allow Cerro Vanguardia to exploit additional sources of low-grade ore previously excluded from the mine plan.

Growth and improvement

The continued success of the brownfield exploration programme added 513,000oz to the mine's resource base during 2011. About 34,000m of diamond drilling and 19,000m of reverse circulation holes were done during the year with the aim of expanding the resource at depth and to the north and west of the concession.

Given the continued inflationary challenges facing companies in Argentina, the potential reduction in unit costs that will accompany additional production, makes further expansion of the operation an attractive option. The mine continued work on the underground and heap leach projects which will add incremental production in coming years. Given the continued success of the brownfield exploration team in identifying new, high-grade sources of ore in the vein structures at the mine, the Americas team is investigating further expansion possibilities. These include increasing the size of the plant and further expanding the scale of the heap leach footprint.

To improve the knowledge of the orebody and to provide more certainty of both grade and tonnage, the Gabriela, Lucy, Cuncuna, Rocio, El Lazo, Loma del Muerto, Osvaldo 4 and Liliana veins were drilled.

Focus will remain on the recruitment of skilled workers in an increasingly competitive environment for human resources as more mining development occurs nationally and regionally. Maintenance and planning strategies will also be adapted to cope with the more complex set of import restrictions.

Sustainability

Cerro Vanguardia's safety performance improved further during 2011, and the mine recorded its ninth straight year with no fatality. The AIFR improved markedly from 8.08 to 1.59 per million hours worked, a new record for the mine. The safety transformation programme was launched during the first half of the year with several initiatives developed to reinforce safety awareness.

Seminars, workshops and ongoing training of employees at all levels are aimed at ensuring a reduction in reportable environmental and safety incidents. At Cerro Vanguardia, close attention will be paid to the management of underground water in order to prevent pollution as this portion of the mine's development increases.

AngloGold Ashanti enjoys a constructive relationship with its host community of Puerto San Julián (PSJ). A recent survey conducted by a well-known university indicates that although more than 70% of the town's residents hold a positive view of the company. More can be done to further improve this position by continued engagement and the facilitation of investment in the community. Several social investments projects, driven by the PSJ Development Agency, were carried out during 2011. These included the purchase of a fishing vessel to promote the San Julián fishing industry, the reopening of the San Julián cinema and theatre room as well as local microfinance for sustainable productive projects. This multi-stakeholder group has developed a common vision for PSJ and helps to ensure that Cerro Vanguardia's community investments lead towards sustainable economic development.

Brazil – AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração)

Key statistics

AGA Mineração		2011	2010	2009
Pay limit	(oz/t)	**0.13**	0.13	0.11
	(g/t)	**4.41**	4.40	3.82
Recovered grade*	(oz/t)	**0.217**	0.210	0.205
	(g/t)	**7.43**	7.21	7.02
Gold production	(000oz)	**361**	338	329
Total cash costs	($/oz)	**525**	407	339
Total production costs	($/oz)	**823**	651	486
Capital expenditure	($m)	**259**	142	84
Productivity	(oz/TEC)	**17.41**	18.32	15.45
All injury frequency rate (AIFR)	(per million hours worked)	**4.05**	2.62	4.19
Average number of employees		**3,825**	3,426	2,964
Employees		**2,715**	2,486	2,249
Contractors		**1,110**	940	715

** Underground operation*

Gold production
(000oz)


329
338
361
09
10
11

Capital expenditure
($m)


84
142
259
09
10
11

Total cash costs
($/oz)


339
407
525
09
10
11

Average number of employees*


2,964
3,426
3,825
09
10
11

* *Including contractors*

Description

AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração) comprises two operational units, namely the Cuiabá and the Córrego do Sítio complexes. The Cuiabá complex includes the Cuiabá and Lamego mines and the Cuiabá and Queiroz plants. In operation for 26 years, the Cuiabá mine is principally a cut-and-fill mine accessed by ramp and shaft. Lamego is a new mine developed to mine an underground sulphide ore. The first stage of the processing of the ore from Cuiabá and Lamego mines is in the gold plant at the Cuiabá complex, where concentrate is produced. The material is then transported 15km by aerial ropeway to the Queiroz plant where milling, flotation, roasting, leaching, precipitation and refining occur. Total capacity of the complete circuit is 1.65Mt/year and recoveries of 93% are achieved.

The Córrego do Sítio operation comprises one surface (oxide) and two underground (sulphide) mines, as well as a heap leach pad and sulphide plant, the latter originally acquired from Eldorado late in 2008 and since refurbished.

Performance

At AGA Mineração, production in 2011 was 361,000oz, 7% higher than the prior year. The higher output followed the ramp-up at Lamego and the start of production from Córrego do Sítio. Production was, however, negatively impacted by lower tonnage at Cuiabá, due mainly to geotechnical and fleet availability issues.

Cash costs of $525/oz were 29% up on the previous year, mainly due to labour cost inflation and higher energy consumption following the commissioning of the refrigeration plant in Cuiabá. Other factors were the stronger Brazilian real, lower volumes and higher unit costs from new Córrego do Sítio sulphide production. An improved price received for sulphuric acid, a by-product at the Cuiabá complex, had a positive impact on costs during the year.

The cost and availability of specialised mining skills remained key challenges in Brazil, where a surfeit of mining and engineering projects exacerbated an already tight labour market and inflated salaries. This trend is likely to continue for some time with additional mining and infrastructure projects set to proliferate in Brazil in coming years, along with additional development of iron ore capacity and preparations for the next FIFA World Cup in 2014 and the Olympic Games in 2016.

Project ONE implementation is ongoing and the BPF stabilisation phase was completed at Cuiabá, with benefits achieved in maintenance and production to counter the low availability of the fleet of heavy mechanised equipment. Renewed focus was placed on training to improve safety and productivity in high-dip areas, while trial mining using the sub-level bench method was successfully piloted and will now be extended to other areas of the mine. This change also mitigated geomechanical instability and is expected to result in improved productivity in 2012 and 2013.

Review of operations continued

– Americas

Given the increased mining depth to more than 1,100m at Cuiabá by the end of 2011 and the resultant rise in working temperatures, a refrigeration plant was commissioned to service the deeper areas of the mine.

At Lamego, where tonnages improved by 15%, the drill method was changed to cross-cut instead of driving the ramp down to the mine's deepest levels so as to improve knowledge of the orebody at depth. Now, more than 2.5 years of reserves are estimated to be available at current production rates, following development of ore drives from level 3.1 to level 4 at the Carruagem orebody. This enables a high level of mining flexibility.

While the scheduled maintenance shutdown at the pyrometallurgy plant at Queiroz was undertaken during the year, there was an unexpected shutdown of Plant A to undertake screening of the catalyst bed and removal of the roasters. Three new flotation cells were added to the Cuiabá plant and the wall of the tailings dam was lifted to cope with incremental production.

At Córrego do Sítio, the underground sulphide mine was developed and the orebodies prepared for the start of production during 2011. This mine had reached production capacity of 40% by year-end. The underground mine produced 171,000t in 2011. The metallurgical plant was commissioned in January 2012. The oxide heap leach plant improved its productivity 18% by increasing bench heights on the heap leach by 1m to 7m.

Growth and improvement

Both greenfield and brownfield exploration drilling campaigns continued, with the focus on increasing the gold resource base. At the end of 2011, the latest exploration drilling campaign added 817,000oz to the resource, taking AGA Mineração's resource base to 11.4Moz.

It is anticipated that the stabilisation of Project ONE will aid continued improvements in equipment availability, which in tandem with mining method changes, will aid the drive to increase production from Brazil. This yielded cost savings and productivity improvements, optimisation of the heavy mechanised equipment fleet, and improved operational training. Cost reduction initiatives, including power-saving projects, will be a key focus area of management in 2012 and beyond.

Commissioning and mine ramp-up of the Córrego do Sítio project proceeded during the year and full production at Lamego mine was achieved in 2011. Scoping studies are in progress for both mines to determine further expansion opportunities. At Córrego do Sítio, additional sources of oxide and sulphide ores will enable an expansion.

The underground sulphide operation is ramping up and is expected to reach full production by the end of 2012. One of the principal operating challenges is to control dilution from the sub-level stoping by a greater focus on grade control, while keeping the ramp-up on track with the development of ramps and ore drives to ensure appropriate flexibility.

The Lamego project was completed at the end of 2011, with only minor changes to civil infrastructure required at a cost of some $2m. Meanwhile, further work is planned to improve knowledge of the upside in the oxide and sulphide endowment.

At Lamego, the first underground mine to achieve Project ONE BPF stabilisation, management focused on improvements to equipment reliability as well as better planning and scheduling. The success of crews in using the business improvement framework to realise significant improvements in productivity without increased capital expenditure, have demonstrated the possibility of increased throughput. The establishment of an operational control centre at the mine has further helped streamline operations.

At Cuiabá, work is underway to stabilise production in narrow veins and to investigate use of satellite orebodies to further boost production. Management also began investigating mining at depths greater than those envisaged in the current mine plan, beginning with a drilling campaign below the 24 level and the formation of a team to conduct improved

geological mapping of the mine. Increased infill drilling will also be undertaken to facilitate the change of mining method, while brownfield exploration drilling will be conducted to determine the viability of restarting mothballed mining operations previously closed during periods of low prices and of locating satellite orebodies. Among the latter is the Nova Lima Sul project which envisages the development of smaller deposits close to current operations, which will use spare capacity at the Queiroz plant.

Sustainability

The safety performance at AGA Mineração deteriorated when compared to 2010, recording an all injury frequency rate of 4.05 per million hours worked. Regrettably, a contractor died when he was run over by a tractor at the tailings facility construction site.

Following a culture survey undertaken during the year, a safety behaviour plan was launched at all of AngloGold Ashanti's Brazilian operations. Initiatives include improvements to the new employee induction course, a review of on-the-job training processes, and standardisation of safety processes. Also a new approach to incident investigation and analysis was established during the year. A proactive safety indicator to evaluate the quality of processes has been developed and AngloGold Ashanti Brazil has set targets to take all injury frequency rates to zero by 2020.

AGA Mineração has had no reportable environmental incidents for five years. The company was awarded the PMGA – Environmental Management Minas Gerais Award. The company also holds the following certifications:

- ISO 14001 – Environment;
- OHSAS 18001 – Occupational Health and Safety;
- ISO 17025 – Laboratory analysis;
- NBR 16001 – Social responsibility – 1st Brazilian mine company;
- International Cyanide Management Code; and
- ISO 9001 – Quality (Laboratory and smelter house).

The Brazilian operations support environmental education programmes and social investments in the communities where it operates. The company has an open-door policy with communities, communicating operational and environment-related information. Communities are informed in advance of the funds allocated to community investments and the host communities themselves participate in the selection of the projects. The company also invites all stakeholders, including communities, companies, suppliers, employees, NGOs and local government, to participate in an annual forum to promote discussion regarding social policy and practices. The aim of this dialogue is to identify opportunities for improvement.

Brazil – Serra Grande

Key statistics

Serra Grande			2011	2010	2009
Pay limit		(oz/t)	**0.11**	0.09	0.11
		(g/t)	**3.89**	3.20	3.92
Recovered grade		(oz/t)	**0.105**	0.118	0.132
		(g/t)	**3.59**	4.05	4.52
Gold production	– 100%	(000oz)	**134**	155	154
	– 50%		**67**	77	77
Total cash costs		($/oz)	**767**	481	406
Total production costs		($/oz)	**1,149**	690	542
Capital expenditure		($m)	**45**	52	67
Productivity		(oz/TEC)	**12.98**	15.88	17.51
All injury frequency rate (AIFR)		(per million hours worked)	**3.48**	7.22	8.99
Average number of employees			**1,339**	1,268	1,289
Employees			**1,039**	965	864
Contractors			**300**	303	425

Attributable gold production
(000oz)



77
77
67
09
10
11

Capital expenditure
($m)



67
52
45
09
10
11

Total cash costs
($/oz)



406
481
767
09
10
11

Average number of employees*



1,289
1,268
1,339
09
10
11

* *Including contractors*

Description

Serra Grande is owned equally by AngloGold Ashanti and Kinross Gold Corporation. AngloGold Ashanti manages the operation located in central Brazil, in the state of Goiás, about 5km from the city of Crixás. Serra Grande comprises three mechanised underground mines: Mina III, Mina Nova (which includes the Pequizão orebody) and Palmeiras – and an open pit on the outcrop of Mina III orebody. One dedicated metallurgical plant treats ore from these different sources. Annual capacity of the processing circuit, which has grinding, leaching, filtration, precipitation and smelting facilities, is 1.15Mt.

Performance

Attributable production in 2011 was 67,000oz, compared with 77,000oz in 2010. The reduction was due primarily to higher-than-expected dilution and the resultant impact on mined grades. This was partly offset by a 5% increase in the total ore mined at the operation to 1.33Mt, with strong performance from the open pit and the Palmeiras underground mine in particular.

To improve the grade mined at Serra Grande, an action plan was compiled and new operational control measures for dilution and close monitoring of the drilling and blasting processes were implemented. Total dilution for all Serra Grande's mining operations started in 2011 at more than 30% and closed the year with significant reduction to 18%. Other factors which contributed to the decline in production included delays in development which in turn slowed the preparation of production stopes. Poor availability of drill rigs, as well as heavy machinery and the equipment fleet, hampered underground drilling and overall operational performance.

In the plant, recoveries were curtailed by problems encountered in the grinding and filtering circuits. Each of these issues has been addressed with specific action plans developed to ensure they do not re-occur. Project ONE implementation is on track to support the operations.

Total cash costs increased by 59% to $767/oz as a result of reduced production as well as continued inflationary pressure on all mining-related inputs in Brazil and the impact of the stronger Brazilian real, which appreciated by 5% against the dollar in 2011.

Growth and improvement

The 'fast-track exploration plan' at Serra Grande added 380,000oz to the inferred resource at this mature operation. About $20m will be invested in this campaign in the coming two years with the aim of adding a total of 1Moz to resources to further extend the life of the operation.

A priority for Serra Grande's management is to facilitate closer co-operation between the geology, mine, plant and maintenance teams so as to reduce variability and so increase both underground mine output and plant throughput. This is a key benefit that will follow Project ONE's BPF stabilisation on site and will assist in maintaining the required feed to the mill while also rebuilding the strategic stockpile which was depleted in 2010. Optimisation of the gravity circuit is planned to be completed in mid-2012, with expected further improvements in recoveries.

An operational control centre has been established on site to improve maintenance and enhance the general skill level of operators in order to achieve better operational performance and reduce breakdowns.

Pequizão and Palmeiras are the most recent discoveries and are the newest underground mines. Importantly, they have the highest grade reserves of all the Serra Grande operating areas but currently have modest development programmes, given that focus was previously on Orebody IV at Mina III. The focus now is on developing an optimal mine sequencing plan to make the best possible use of these higher grade areas.

In the longer term, beyond 2013, the focus of the exploration effort will shift to increasing the operation's mineral endowment to increase mine life.

Cost saving will also continue to receive attention, with benefits still flowing from the ongoing programme which began in 2005 to develop alternative sources of supplies. A new programme called MSG2020 will also evaluate technical alternatives in mine design, sequencing and metallurgical processes to seek improvements in production and returns on invested capital.

Sustainability

The operation's all injury frequency rate of 3.48 per million hours worked in 2011 compares with 7.22 in 2010. No lost time injuries have been reported for an impressive 19 months and no fatalities for more than three years.

Following a culture survey undertaken during the year, a safety behaviour plan was launched at all Brazilian operations. Initiatives include improvements to new employee induction, a review of on-the-job training processes, and standardisation of safety processes. A new approach to incident investigation and analysis was established in 2011. A proactive safety indicator to evaluate the quality of processes has been developed and AngloGold Ashanti Brazil has set targets to reduce all injury frequency rates to zero by 2020.

There have been no reportable environmental incidents at Crixas for seven years. Serra Grande was the first mining company to receive an environmental award by the environmental agency in the state of Goiás. The company also holds the following certifications:

- ISO 14001 – Environment;
- OHSAS 18001 – Occupational health and safety;
- International Cyanide Management Code; and
- ISO 9001 – Quality (Laboratory and smelter house).

The Brazilian operations support environmental education programmes and intensive social investments in the communities where it operates. The company has had a positive and constructive relationship with its host community in Crixas for some time. During 2011, the company extended its engagement with local communities and also provided support for 11 cultural projects focused on education, sport and the preservation of Crixas' cultural heritage.

There is an open-door policy with communities, communicating operational and environment-related information. Communities are informed in advance of the funds allocated to community investments and the host communities themselves participate in the selection of projects.

All stakeholders, including communities, companies, suppliers, employees, NGOs and local government to participate in an annual forum are invited to promote discussion regarding social policy and practices. The aim of this dialogue is to identify opportunities for improvement.

United States – Cripple Creek & Victor

Key statistics

Cripple Creek & Victor		2011	2010	2009
Pay limit	(oz/t)	**0.007**	0.007	0.008
	(g/t)	**0.24**	0.23	0.28
Recovered grade	(oz/t)	**0.011**	0.013	0.013
	(g/t)	**0.39**	0.43	0.46
Gold production	(000oz)	**267**	233	218
Total cash costs	($/oz)	**564**	493	376
Total production costs	($/oz)	**720**	610	475
Capital expenditure	($m)	**67**	73	87
Productivity	(oz/TEC)	**44.31**	42.40	49.46
All injury frequency rate (AIFR)	(per million hours worked)	**19.80**	12.26	15.80
Average number of employees		**581**	646	562
Employees		**454**	403	367
Contractors		**127**	243	195

Gold production
(000oz)


218
233
267
09
10
11

Capital expenditure
($m)


87
73
67
09
10
11

Total cash costs
($/oz)


376
493
564
09
10
11

Average number of employees*


562
646
581
09
10
11

* *Including contractors*

Description

AngloGold Ashanti holds a 100% interest in Cripple Creek & Victor (CC&V) Gold Mining Company's Cresson Project, located in the state of Colorado in the United States. A surface mining operation provides ore to a crusher and valley-leach facility, one of the largest in the world. Production here began in 1994. Production from the mine life extension (MLE1) project, which involved expanding capacity at the heap-leach pad, began in 2011 and is expected to continue until 2016 at current mining rates. Further life extension and production expansion projects are planned.

Performance

Production at CC&V increased by 15% to 267,000oz in 2011 at a total cash cost of $564/oz, compared with 233,000oz at a total cash cost of $493/oz the previous year.

Major construction of the MLE1 project was completed during the year and this contributed to production as ore was placed closer to the liner on the new section of the pad. An all phase 5 pad liner was placed in 2011, a county road was relocated and additional adjacent land was purchased in support of the project.

Operations continued to be affected by a severe drought in the Colorado River Basin. The lack of water reduced percolation through the pad, curtailing production and productivity. Despite the lower volumes, cash cost targets were achieved by a team that continues to make significant improvements in order to maintain the competitiveness of one of the gold industry's lowest-grade mines. Total tonnage mined was increased from 180,000t a day to more than 200,000t a day to offset a higher strip ratio and decreasing grades.

Commodity inflation was the primary driver of the year-on-year increase in cash costs along with higher diesel consumption as mining occurred deeper in the Cresson pit and waste hauls were longer. Development and mining progressed on the Wild Horse Extension of the orebody which is expected to provide new ore at shallower depths, while additional working faces in the existing mining areas are expected to be available in the future.

Growth and improvement

CC&V's Ore Reserve increased by 1Moz in 2011. Exploration in the concession area immediately surrounding the operation will continue. The feasibility study on the mine life extension 2 (MLE2) project was initiated by the Americas project team during the year. This expansion includes the addition of a mill and a second valley heap leach facility. Selective mining of mill-grade ore is to take place to feed the new plant and is expected to generate improvements to productivity, operating unit costs and production. The mill's processing stream in MLE2 should allow a marked improvement in recoveries from the heap leach.

Sustainability

CC&V has a strong safety record with no fatalities in 2011, maintaining its long-term fatality-free record. The all injury frequency rate deteriorated to 19.80 from 12.26 per million hours worked in 2010, mainly due to an increase in relatively minor incidents of strains and sprains. The Environmental Observation Programme continued in its second year and encouraged all employees to submit observations of safe as well as unsafe activities, unsafe conditions, near-miss incidents and environmental concerns. These observations are reviewed weekly by the management team and appropriate actions taken to resolve each issue.

The Project ONE and Safety Transformation initiatives were rolled out with standards being implemented as they are finalised. As part of the improvement initiatives, management is engaging all employees in soliciting, developing and implementing improvement ideas related to safety and production. This effort includes regular, scheduled meetings with top management and the hourly paid workforce.

In October, CC&V received recognition of continued certification at the "Gold" level in the Environmental Leadership Programme sponsored by Colorado Department of Public Health and Environment (CDPHE). Additionally, a CC&V staff member received the "24-Carat Gold Award" in the Colorado Environmental Leadership Programme in recognition for his work with the Victor community garden, recycling programmes at CC&V and in the community, as well as his efforts on sustainability issues.

CC&V is active in the local community, and along with the Victor Lowell Thomas Museum holds public mine site tours, with all income generated donated to the museum. The increase in visitors to the museum has increased Victor's foot traffic, leading to additional sales for local businesses, thus improving the town's viability and sustainability.

The newly formed Victor DREAM is organised into four committees: organisation, economic revitalisation, design and promotions. The committees have continued to meet and work towards positive projects for Victor. CC&V has been involved with DREAM from the beginning, participating in all committees and the steering committee.

In September, AngloGold Ashanti presented a donation of gold mined from CC&V to the Colorado Governor in support of the "Share in the Care", Colorado's initiative both to restore the crumbling internal structure and to regild the iconic gold dome of the Statehouse.

POTENTIAL FOR GROWTH


1

1 **Western Australia**
Sunrise Dam 246,000oz

AngloGold Ashanti's sole operating mine in Australasia is Sunrise Dam in Australia, while development of the Tropicana project, also in Australia, proceeds apace.

Production from Australasia declined by 38% to 246,000oz in 2011. This was equivalent to 6% of group production. This unforeseen decline in production was due to work stoppages caused by the high-wall slip and floods following excessive rainfall which resulted in operations both underground and at the open pit being affected for approximately six months.

Total cash costs increased by 46% to $1,431/oz, while in local currency, total cash costs rose 30% to A$1,386/oz, due primarily to lower production and the cost of remedial work.

In all, an average of 509 people, including contractors were employed at the Sunrise Dam operation, 3% more than in 2010.

Total capital expenditure for the region more than doubled to $102m, the bulk of which ($73m) was spent on the Tropicana project, which is scheduled to begin production in 2013. Most of this was spent on the main access road, operational readiness and accommodation.

The Tropicana gold mine is being developed by AngloGold Ashanti (70%) and joint venture partner, Independence Group (30%). AngloGold Ashanti is managing the Tropicana project and has also undertaken an extensive exploration programme in the area that covers some 13,500km^2 of tenements along a 600km strike length. This area in Western Australia is considered one of the most prospective for new gold discoveries in Australia.

At year-end, the attributable Mineral Resource for Australasia totalled 7.45Moz and the attributable Ore Reserve 4.26Moz.

Australasia – contribution to group production
(%)


Australasia 6%
Rest of AngloGold Ashanti 94%

Australia – Sunrise Dam

Key statistics

Sunrise Dam		2011	2010	2009
Pay limit	(oz/t)	**0.10**	0.14	0.08
	(g/t)	**3.00**	4.32	2.45
Recovered grade*	(oz/t)	**0.063**	0.099	0.094
	(g/t)	**2.16**	3.40	3.22
Gold production	(000oz)	**246**	396	401
Total cash costs	($/oz)	**1,367**	957	646
Total production costs	($/oz)	**1,553**	1,038	751
Productivity	(oz/TEC)	**40.29**	66.77	73.52
Capital expenditure	($m)	**27**	29	31
All injury frequency rate (AIFR)	(per million hours worked)	**19.40**	13.65	8.94
Average number of employees		**509**	494	455
Employees		**101**	93	99
Contractors		**408**	401	356

** Open pit and underground*

Gold production
(000oz)


401
396
246
09
10
11

246000oz

Capital expenditure
($m)


31
29
27
09
10
11

$27m

Total cash costs
($/oz)


646
957
1,367
09
10
11

$1,367/oz

Average number of employees*


455
494
509
09
10
11

** Including contractors*

509 people employed

Description

The Sunrise Dam gold mine is located in the northern goldfields of Western Australia, 220km northeast of Kalgoorlie and 55km south of Laverton. The mine consists of a large open pit which is now in its fifteenth year of operation, and an underground mine which began in 2004. Mining is conducted by contractors and the ore is treated in a conventional gravity and carbon-in-leach (CIL) processing plant, which is owner-managed.

Performance

Sunrise Dam produced 246,000oz at a total cash cost of $1,367/oz in 2011, compared with 396,000oz at a total cash cost of $957/oz the previous year. There were two significant events during 2011 that negatively impacted production. A major flood occurred in February, when 220mm of rain fell in two storms, less than five days apart. This was the highest rainfall recorded in the 129 years of records for the Laverton district. In April, a wall failed in the southeastern portion of the open pit, which prevented access to the open pit working areas. A new access ramp was constructed, which took approximately six months. No injuries were sustained in either event, or in the work required to re-establish production. The two events described above necessitated a substantial change to the mine plan and production schedule for 2011, with a consequential change to the annual gold output.

The flood event impacted underground production for approximately four months. During this period the mining contractor worked on remedial activities to repair damage and rehabilitate flooded areas, thus full costs were incurred. Production from the open pit was interrupted for approximately six months while the new access ramp was constructed. Again the open pit mining contractor was fully occupied for most of the period, undertaking stockpile relocation, construction of the new access ramp and waste dump and tailings dam rehabilitation work. The impact of the flood event and the pit wall failure together reduced planned production by about 100,000oz. The considerable remedial work negatively impacted cash costs per ounce.

The underground operation returned to full production in the second half of 2011, and by the fourth quarter had achieved an ore production rate of 1.5mtpa on an annualised basis, which is close to the budgeted rate. This was achieved through much improved short- and medium-term planning in line with the business process framework principles of Project ONE.

Growth and improvement

An extensive mineralised system below the currently mined Cosmo and adjacent Dolly underground domains was discovered in 2011. Initial drill testing of these targets highlighted significant opportunity for a new mineralised domain, named Vogue. The mineralisation is an extension of the Cosmo and Dolly gold system that extends beyond the existing mine infrastructure by up to 400m and to depths of at least 800m below surface. It is hosted within volcanic rocks and structures equivalent to those that host the Cosmo, Western Shear and GQ mineralisation.

Dimensions of the Vogue mineralisation are significantly larger than Cosmo and Dolly, with an opportunity for either extensive bulk or selective mining zones, close to existing underground mine infrastructure. A conceptual study was completed at the end of 2011 and a prefeasibility study into the expansion of the Sunrise Dam underground mine has commenced, with a substantial exploration commitment that is expected to span two to three years.

Production at Sunrise Dam has been steadily declining from a peak in 2007 when the main high-grade ore zone was mined in the base of the open pit. Since then, in line with the mining plan, open pit production has been declining and underground production steadily increasing. Production from underground will not reach the previous highs of the open pit as volumes of high-grade ore do not reach the same concentration as previously encountered in the base of the open pit. A plan was implemented in 2011 to increase production in the period 2012 – 2014.

There are four main areas of focus for this plan:

- the Crown Pillar between the base of the pit and the underground mine contains high-grade ore. The pillar itself contains many pathways for water so by mining and replacing it, an engineered cemented backfill will improve water management in the event of flooding and high-grade, low-cost gold production will result;
- a study was undertaken during 2011 on the most suitable mining method for the GQ orebody. A substantial tonnage will now be mined via more productive and cost effective long hole open stoping methods and alternative mine design options are currently being assessed to optimise the extraction of areas of narrow, high grade mineralisation that extend beyond bulk mining zones within GQ;
- the underground production improvement project will focus on underground stope production, trucking, bogging, maintenance and retention of skilled people, using the "analyse and improve" processes of Project ONE. The objective is to lift ore production with minimal additional people and equipment. Management expects that this will improve mining costs and have the added benefit of lowering the cut-off grade and bringing more material into reserve; and
- the Vogue discovery is an extremely broad domain of high- and low-grade gold mineralisation. There are some well drilled areas at the top of the Vogue deposit where the potential exists for higher-grade coherent zones similar in scale to Cosmo. A preliminary resource estimate will be completed in early 2012 and ore reserve development could begin in mid 2012 to enable production to start in 2013/2014.

Other key capital projects underway at Sunrise Dam include the installation of an underground dewatering/pumping system designed to enable the volumes of water encountered in the flood of February 2011 to be removed from the underground mine within 14 days. Another capital project in the underground mine consists of the construction of an underground workshop to service and repair the underground mobile fleet. This is expected to have a payback period of less than three years as equipment will no longer have to travel all the way to surface for services and maintenance work. Installation of two primary ventilation fans (Cosmo and GQ) with remote control system will improve energy efficiency.

Sustainability

Sunrise Dam continues to maintain a lost-time injury frequency rate (LTIFR) below the Australian industry average. At the end of 2011, Sunrise Dam recorded an AIFR of 19.40 per million hours worked.

In 2011, the focus was on identifying or creating employment and economic development opportunities suitable for indigenous communities in the region. Focus was also on youth development programmes, which entailed educational assistance, traineeships and apprenticeships and employment at the mine.

GROWTH PROJECTS GEARING UP

AngloGold Ashanti's investment in greenfield exploration and projects in recent years has begun to bear fruit. To date, five greenfield projects are being advanced and developed further.

They are:

- In Colombia, in the Americas region:
  - Gramalote; and
  - La Colosa.
- In the DRC, in the Continental Africa region:
  - Kibali; and
  - Mongbwalu.
- In Australia, in the Australasia region:
  - Tropicana.

Of these, Tropicana is the most advanced.

Americas – Colombia

Gramalote

Description

The Gramalote project, a joint venture between AngloGold Ashanti Limited (51%) and Vancouver-based B2Gold, is located 110km northeast of Medellin in the municipality of San Roque, which is in the department of Antioquia, Colombia. The project, managed by AngloGold Ashanti, is expected to be the group's first operating gold mine in Colombia, establishing its operating credentials in the country.

Key statistics – Gramalote (100%)

		2011
Number of employees (including contractors)		246
Mineral Resource (inclusive)	Moz	4
Ore Reserve	Moz	Undefined as yet

Progress

Year 2010 marked the return as operator and project manager for AngloGold Ashanti after it took over a stake from B2Gold to undertake the prefeasibility and feasibility analyses. AngloGold Ashanti immediately accelerated the drilling programme to improve knowledge of the orebody and increased the project's resource.

During 2011, a total of 30,683m of drilling was undertaken and the resource increased by 83% to 4Moz as drilling was undertaken on satellite areas adjacent to the main Cerro Gramalote orebody. This work built on the foundation created by B2Gold, which had completed an earlier scoping study on the project.

Since September 2010, when AngloGold Ashanti assumed control of the project, 33km of drilling has been completed.

The initial scoping study envisaged production of between 250,000oz and 300,000oz of gold a year, though the recent resource upgrade, continued exploration success and favourable metallurgical testwork suggest the potential to increase the scale of the project.

Gramalote has several inherent advantages, most notable a benign climate, good infrastructure and good access to water and power. In addition, the area's relatively flat topography presents good opportunities for tailings storage. Most importantly of all, however, is a high level of community support for the project during the initial exploration and prefeasibility study-phases.

Also, the relationship with artisanal and small-scale miners who operate in the general area and in the proposed project area is positive, with ongoing negotiations on relocation and new activities sought by these miners.

The successful development of Gramalote offers an ideal opportunity for AngloGold Ashanti to establish its project development credentials to the host community and to the broader Colombian population. This will demonstrate that it can successfully, sustainably and safely develop a modern mining operation that improves the livelihoods of host communities and provide a long-life operation with predictable income flow for employees, local municipalities and the Colombian government.

The project will also help establish the necessary legal precedent for the country's nascent large-scale gold mining industry, an important potential source of foreign direct investment for the country and substantial fiscal revenues, in line with the government's economic growth objectives.

Almost $30m was spent on the prefeasibility study in 2011, which included exploration on only about 10% of the 30,000 hectare concession area. This study is expected to be completed during 2012, and will be followed immediately by the full feasibility study which is expected to be completed in 2013. Construction is envisaged to begin in 2014 and first production in 2016.

Given the increase in the resource and the continued potential for more ounces to be added as drilling continues, trade-off studies are underway to determine the optimal size of the project.

Sustainability

Much of Gramalote's support stems from the promise of economic development it will provide for a community with 35% of its inhabitants in poverty and 12% in extreme poverty. About 14% of San Roque's inhabitants are unemployed. In addition, the project has established a corporate social responsibility programme which includes supporting existing activities and social infrastructure.

The possible relocation of the artisanal miners and some agricultural activities will be undertaken following international standards. Initial negotiations with artisanal miners and discussions of possible relocation have been able to successfully establish trust with the population. Relationships with the regional environmental authority have been very positive and are based on the mutual interest of building a successful, sustainable mining operation in the region.

La Colosa

Description

The exploration rights at the La Colosa project are wholly held by AngloGold Ashanti. This gold project is located 14km from the town of Cajamarca, in the department of Tolima, in Colombia. La Colosa, which lies in steep terrain in Colombia's central Cordillera province, is the largest greenfields discovery made by AngloGold Ashanti, with the resource currently at 16Moz. Exploration drilling at site resumed toward the middle of 2010 after a two-year hiatus to receive or renew permits necessary to continue work on this gold porphyry deposit.

Key statistics – La Colosa

		2011
Number of employees (including contractors)		550
Mineral Resource (inclusive)	Moz	16
Ore Reserve	Moz	Undefined as yet

Progress

Crucially, key capacity was built with a world-class team assembled to: develop the appropriate sustainability model for La Colosa; build the technical case for the project; execute its development and work closely with all stakeholders to secure the necessary permits and approvals.

The year in review marks significant progress for this project, which lies in a 600km² concession and has the potential to provide a quantum-leap in production for AngloGold Ashanti. It lies in land designated under Colombian law as a 'forest reserve', a legal term for a tract of land designated for forestry use. Nevertheless, extraction permits, following a revised permitting process, are required to reclassify land needed for mining development.

The prefeasibility study currently underway is scheduled for completion in 2014. It will define the extent and size of the resource, conduct metallurgical testwork, weigh the alternatives for mining and processing infrastructure, purchase land necessary for access and infrastructure development and conduct the necessary social and environmental impact baseline studies.

An international geotechnical and tailings review panel, with world-class independent experts, was established in 2009 to ensure design, construction, and operating and closing use of these facilities endeavour to use industry best-practice and technology.

Indicative capital expenditure on the project is about $3.4bn with a total cash cost initially estimated at around $495/oz. These figures will be updated on completion of the prefeasibility and feasibility studies ahead of construction which is scheduled to start at the end of 2015. First production is targeted for late 2019.

About 47,619m of drilling was completed during 2011, with resources increasing by 30% to 16Moz. The year ended with five rigs working on site, following an increasingly encouraging set of drill results – higher-than-average grades over significant widths marked each quarter. In particular, results like 202.4m @ 2.27g/t Au from 236m, in the fourth quarter, were among several that compared favourably to the deposit's average grade of about 1g/t and provided continued confidence in the potential for expansion of the previously defined mineral system. Almost $64m was spent on the prefeasibility study during the year.

At a time when many of the world's newest gold deposits are built in remote regions, La Colosa lies less than 6km from a national highway, close to Colombia's main power grid.

Sustainability

The logistical advantages posed by the project's steep topography are obvious, while the mineral potential is increasingly impressive. Nevertheless, the challenge at La Colosa relates to securing an unequivocal social licence to operate and to showing the economic and social benefits of the project to the local community. AngloGold Ashanti will be sensitive to the needs of local communities – specifically as these pertain to security of the water supply and minimising the environmental impact. Already, even in the early stages of the project, part of the water required for the exploration phase has been drawn from rainfall and recycled by a system developed by the AngloGold Ashanti team on the ground. Drill platforms are built from, rather that dug into, the mountain to further minimise the impact.

While water use is of concern in this mostly agricultural region, infrastructure location will also be analysed to minimise water use and reduce impacts on critical water sources. In addition, preliminary figures demonstrate that there would be no material impact on agricultural or domestic use by the project.

The in-country team continues to work on a broad awareness and education campaign to show the benefits of responsible mining, while explaining how impacts are mitigated and compensated for to achieve a net positive impact.

Continental Africa – DRC

Kibali

Description

The Kibali gold project is a joint venture between AngloGold Ashanti and Randgold Resources, with each owning a 45% stake and Société des Mines d'Or de Kilo-Moto (SOKIMO), a state-owned gold company, which owns the balance.

Kibali, acquired with the purchase of Moto Goldmines in 2009, lies in the north-eastern DRC, adjacent to the town of Doko, a staging point for the project and 180km by road from Arua, on the Ugandan border. Jersey-based Randgold, also AngloGold Ashanti's partner at the Morila gold mine in Mali, is the operator and project manager at Kibali.

Pre-development work on the project began in early 2011, and first gold production is scheduled for around the beginning of 2014. Full production is expected in 2015.

Key statistics – Kibali

		2011
Number of employees (including contractors)		688
Mineral Resource (inclusive)	Moz	8.38
Ore Reserve	Moz	4.52
Capital expenditure	$m	73

Progress

By the end of 2011, the construction crew had started mobilising on site, a process expected to be completed during the first quarter of 2012. Long-lead plant and equipment items were secured, key contractors selected and a development management team assembled.

The relocation programme for nearby villages – a critical component of Kibali's pre-development phase – progressed smoothly through the year, with two of the 14 villages affected already resettled in the new model village of Kokiza by December. Five local contractors are building houses at the rate of 300 per month, thereby assisting with local economic development in the region.

The final feasibility study and integrated execution plan for the project is due to be presented to AngloGold Ashanti's board for approval in the first half of 2012. Until then, AngloGold Ashanti has agreed to continue to fund its share of the critical path items needed to ensure the timeline for the project was not compromised. Final capital, production and cost estimates will accompany the announcement of the project's final approval.

The Kibali mine will comprise an integrated open pit and underground mining operation, feeding a larger 6Mt a year processing plant which will include a full flotation section for treating sulphide ore. The complex will ultimately be supplied by four hydropower stations supported by a thermal power station for low rainfall periods and back-up. The core capital programme is scheduled to run over the next four years.

Phase 1 of the project, required to deliver the mine's first gold production, will cover the metallurgical facility, one hydropower station and back-up thermal power facility, construction of a tailings storage facility, relocation of villages, open-pit mining and all shared infrastructure. This phase will run over a two-year period.

Phase 2, which will run concurrently with Phase 1 but will extend over four years, will focus primarily on development of the underground mine and include a twin-decline and vertical shaft system, along with three hydropower stations. This is expected to bring the underground operation into first production by the end of 2014, with steady state production targeted for the end of 2015.

The project's community development plan also seeks to support food security initiatives with a view to reducing community dependence on artisanal and small-scale mining.

The project has an improved environment adjustment plan, which is the legal permit required before mining commences. An environmental and social impact assessment, however, has been undertaken to comply with new environmental legislation, and to provide guidance for the development of an integrated environmental management plan that allows the mine to be constructed and operated responsibly and minimises future liability for shareholders.

Mongbwalu

Description

The Mongbwalu gold project in the northeastern DRC, is a venture between AngloGold Ashanti, which owns an 86.22% stake and SOKIMO, the state-owned gold company, which owns the balance. The deposit lies about 48km northwest of the town of Bunia, a staging point for the project. Preparatory work at the project has been completed, and first gold production is scheduled for the beginning of 2014.

Belgian mining companies operated on a relatively small scale in the area for about 50 years before leaving in 1961, while SOKIMO began mining in 1966.

The area around Mongbwalu has historical recorded gold production of about 2Moz of gold. The venture holds 18 tenements which, at the end of the year, covered an extensive area of 5,487m^2. About 600 people are currently employed on site.

Key statistics – Mongbwalu

		2011
Number of employees (including contractors)		603
Mineral Resource (inclusive)	Moz	2.06
Ore Reserve	Moz	Undefined as yet

Progress

The preliminary scoping work envisaged an initial underground mine in the Adidi area of the resource, with the necessary infrastructure designed to generate cash flow to fund further exploration and expansion activities within the demarcated area belonging to the venture.

The feasibility study for the project was completed in March 2011, after which the business and technical development teams conducted the normal optimisation process through the balance of the year. Approval by the venture board is expected in March 2012, when the final feasibility study and integrated execution schedule is to be presented.

The project is a beachhead for AngloGold Ashanti in the highly prospective Kilo greenstone belt. The initial project will be designed and built with a view to increasing its size as the aggressive regional exploration programme identifies new sources of ore. Capital and cost estimates for the project will be released along with the announcement of its approval.

Upgrading of staff accommodation on site was undertaken during the year. Substantial progress was also made on the construction of the 60km road to Bunia and a hydropower plant was refurbished.

Regional exploration continued on the 5,487km^2 Kilo concession. The brownfield exploration team continued drilling in support of the project on the Adidi and Kanga Mineral Resource. Greenfield exploration activities continued on five targets, namely Lodjo, Issuru, Dala, Alosi Camp 3 and Petsi. An IP survey was completed for Camp 3 (Kilo Central) while diamond drilling continued at Pili Pili (Pluto North-Issuru). Trenching and soil sampling continued in Kilo Central and Kilo North.

Sustainability

A concerted focus was placed on sustainability issues to support environmental and community development over the life of the project, which promises to be an important source of economic and social development both for the immediate region and for the DRC as a whole.

Crucial to this process are the health and environmental baseline assessments commissioned during the year to determine risks and benefits of developing and operating a new, modern mine in the area. The venture contributed support to staff at the Mongbwalu hospital and also to the area’s schools, benefitting 60 teachers and more than 2,000 students.

Equipment and materials were also provided to assist in rebuilding the area’s primary schools which were damaged in the country’s recent conflict. Funds were committed for the rehabilitation of 12 water sources in the area.

At the request of the community, a bridge over the Tili river was rebuilt and assistance provided for the refurbishment of the city offices.

During the year, a literacy and microsavings programme commenced that now reaches throughout the concession and includes mostly women’s groups but also small groups of artisanal miners saving in order to create new opportunities. In addition, these groups receive business training. It is envisaged that as they save and develop solidarity they will create enterprises that may grow along with the regional economy. One such group has already

purchased a flour mill and another has begun raising animals. The venture also held workshops on women's issues and on artisanal mining.

Australasia – Australia

Tropicana

Description

The Tropicana project, an unincorporated joint venture between AngloGold Ashanti Australia Ltd (70%) and Independence Group NL (30%), is located 330km east-northeast of Kalgoorlie in Western Australia. The project is managed by AngloGold Ashanti on behalf of the joint venture partners.

Key statistics – Tropicana

		2011
Number of employees (including contractors)		132
Mineral Resource (inclusive)	Moz	4.49
Ore Reserve	Moz	2.74
Capital expenditure	$m	73

Progress

The project development approval was obtained in November 2010 at a total attributable capitalised development cost of A$530m to establish a new 6Mt a year gold mine with a life of about a decade. Ongoing exploration success is expected to add to the operation's life.

First gold production is anticipated in late 2013. Elevated production from higher grade zones is expected for about the first five years. The average total cash cost of the life of the project is currently estimated at A$590-A$710/oz.

Lycopodium Minerals was engaged in early 2011 to provide engineering, procurement and construction management services to develop the infrastructure and processing plant. Macmahon has been awarded the mining contract and is responsible for the design and establishment of the infrastructure required to support mining operations.

By 31 December 2011, the project had progressed to schedule and within the approved budget. All regulatory approvals have been obtained. The necessary infrastructure, including access road, airstrip, accommodation village and telecommunications services were at advanced stages of development. Full transportation access to the site has been achieved.

Engineering and design for processing plant and infrastructure was approximately 75% complete at the end of the year. Procurement of all equipment was 90% complete and the delivery of the equipment was in line with the project schedule.

Construction of the processing plant began in late 2011 with bulk earthworks for the plant site and internal access roads and concrete works scheduled to commence in early 2012.

A new Mineral Resource estimate was completed for Tropicana at year-end, with a 1.05Moz increase bringing the total resource to 6.41Moz (100% basis). The increase was attributable to drilling in the Havana Deeps area, between the site's Tropicana and Havana pits. Exploration drilling has continued in the area.

Global exploration

MULTITUDE OF EXPLORATION OPTIONS

Total expensed exploration for 2011 amounted to $313m of which $98m was spent on greenfield exploration, $87m on brownfield and $19m on marine exploration. This includes $109m spent on prefeasibility studies.

The main objective of AngloGold Ashanti's greenfield exploration team is to make significant, high-value gold discoveries in new and existing regions, while brownfield exploration focuses on incremental additions to known orebodies and new discoveries in defined areas around existing operations.

Location of AngloGold Ashanti greenfield exploration



Greenfield exploration countries
Greenfield strategic alliances
● Pre-2011 100% AngloGold Ashanti
▼ Pre-2011 joint ventures
▲ New 2011 joint ventures
● 2011 100% AngloGold Ashanti
■ Blue-sky – AngloGold Ashanti/De Beers marine exploration joint ventures
1
2
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19

1 Canada
Baffin Is JV ▼
Superior JV ▼
Melville Project ●

2 USA
Drum Mountain Project ●
Nome, Alaska ▲

3 Colombia
Western Cordillera JV ▼
Rio Dulce ●
Quebradona JV ▼
Anaima - Tocha ●
Chaparral JV ▼
Salvajina ●
La Llanada ●

4 Argentina
Santa Cruz (El Volcan) ●

5 Brazil
Falcão JV ▼
Juruena ●
Santana JV ▼
(South Carajas Block)

6 Guinea
Siguiri Blocks 1-4 ▼

7 Gabon
Dome JV ▼
Ogooue ●
Amiga JV ●

8 DRC
AGK JV Kilo Project ▼

9 South Africa
South African Sea Areas ■

10 Tanzania
Oryx JV ▼
Mkurumu JV ▼

11 Ethiopia
Stratex Afar JV ▼
Gordoh JV ▲

12 Djibouti
Stratex Afar JV ▼

13 Eritrea
Akordat North ▼
Kerkasha JV ▼

14 Egypt
Wadi Kareem JV ▼
Hodine JV ▼

15 Saudi Arabia ▲

16 China
Jinchanggou CJV ▼

17 Solomon Islands
Kele & Mase JV ▼
New Georgia ▼
Vangunu JV ▼

18 Australia
Cornelia Range ●
Tropicana JV ▼
Viking ●
Gawler JV ▼

19 New Zealand
Sea Field Resources ■

Greenfield exploration

An expansive greenfield exploration programme was undertaken in 17 countries during 2011. A total of 213,441m of diamond, reverse circulation and aircore drilling was completed in testing existing priority targets and in the delineation of new targets in Australia, Colombia, Brazil, Argentina, the Solomon Islands, Gabon, Guinea, Egypt, Ethiopia, Democratic Republic of the Congo (DRC) and Canada. This compares with 276,346m drilled the previous year. Significant airborne geophysical surveys were undertaken in Colombia.

Greenfield activities are undertaken through joint ventures, strategic alliances and wholly owned ground holdings. The principal objective of the greenfields exploration team is value creation through the discovery of new long-life, low-cost mines that maximise shareholder value. Discoveries and ground positions that do not meet certain investment criteria are joint-ventured or divested to maximise AngloGold Ashanti's return on its exploration investment.

For 2012, expensed exploration of $230m is planned (including expenditure at equity-accounted joint ventures), with $108m planned for greenfield exploration, $102m allocated for brownfield exploration and a further $20m for the De Beers joint venture focusing on marine exploration.

A further $150m of expenditure is allocated to prefeasibility studies at the La Colosa and Gramalote projects in Colombia, as well as to feasibility studies on the Central Mongbwalu deposit in the DRC, and associated expenditures.

Strategic context

The five core strategic focus areas translated into the exploration strategy and execution of the business plan are summarised below:

People are the business – greenfield exploration, which is active in 17 countries, is undertaken by a highly diverse group of personnel in terms of age, gender, culture, nationality and technical skills. This depth has created a mobile workforce capable of global deployment. An integral part of the greenfield exploration team's strategy is to provide employment for local personnel at all levels, assisting in engagement of communities from the earliest stages of exploration.

Maximise margins – in line with the exploration strategy, the objective is to achieve a greater than 25% return on investment. This requires new and significant discoveries every four to five years and a portfolio composition that maximises potential returns from projects not meeting the investment criteria. Discovery costs of less than $25 per ounce are targeted for AngloGold Ashanti discoveries and are calculated on the basis of total investment in exploration net of divestments.

Significant additional value can be ascribed to AngloGold Ashanti's tenement positions in world-class districts that include the Colombian Cordillera, Birimian terrane in Guinea and the fertile greenstone terranes of eastern DRC.

Asset portfolio management – the greenfield exploration team maintains a balanced portfolio and a pipeline of projects at the various stages of exploration, from project generation to resource definition. This ensures a continuous opportunity flow through the pipeline in order to spread risk. Importantly, this requires diversification across new frontiers, emerging regions and known terranes. The range of ownership and partnership structures employed by AngloGold Ashanti helps achieve the desired variety of targets envisaged in this strategy. Important components for new discoveries and effective resource targeting include securing new search spaces and strategic landholdings whilst maintaining a balanced portfolio.

Grow the business – the greenfield exploration portfolio includes strategic world-class holdings in Colombia, Guinea, the DRC, Australia and the Arabian-Nubian Shield. Following the discovery and ongoing incremental size increases at La Colosa, Gramalote, Tropicana-Havana and Mongbwalu, the company has moved a number of projects forward in the discovery pipeline. Projects with emerging potential include Hutite (Egypt), Saraya and Koun Koun (Guinea) and Quebradona (Colombia).

In the Middle-East and North Africa, AngloGold Ashanti and its strategic alliance partner, Thani Investments, have made significant progress in building a regional tenement portfolio in Egypt and Eritrea. The Thani Ashanti Alliance Company has also applied for tenements in Saudi Arabia and Ethiopia and conducted exploration in joint venture with Stratex International in Ethiopia and Djibouti.

The strategic landholdings and the robust portfolio of projects from early to advanced stages position the company for significant growth through exploration.

Deliver sustainable outcomes – Greenfield exploration is committed to the integration of Project ONE into the business unit to ensure the strategy is supported by an appropriate organisational design and cross functional relationships within operating regions. The safety transformation programme is an integral part of the deployment of Project ONE with leadership and safety training programmes being crafted and progressively rolled out across the business unit through to the end of 2013.

Global exploration continued

Critical to operating a safe global business has been the development of a three-year intervention strategy to address safety performance, serious injuries and fatalities. The strategy focuses on aligning the Safety Transformation component of Project ONE with the implementation of AngloGold Ashanti safety standards.

During 2011, greenfield exploration in Guinea increased options for potential discoveries in Blocks 2 and 3. In the DRC, regional exploration work over the Kilo Greenstone Belt started to unlock potential, while in North Africa the Thani Ashanti strategic alliance made exceptional progress in Egypt and Ethiopia. In Colombia, exploration drilling at Quebradona confirmed the potential for copper-gold porphyry mineralisation which, coupled with the world-class La Colosa deposit in the greater Anaima-Tocha project area, represents an exceptional value proposition.

Significant achievements for 2011 included the delineation of additional pre-inferred gold ounces in Guinea and the resumption of drilling at the Quebradona project in Colombia (see table alongside).

Considerable progress was also made in advancing AngloGold Ashanti's greenfield exploration portfolio elsewhere in 2011. Following the company's entry into four new regions in 2009, 2011 saw rapid progress in the delineation of exploration targets, licence applications and associated approvals and exploration activities including drilling, airborne and ground geophysics and diamond drilling.

Encouraging drilling and trench results have been received from Egypt, Guinea, the DRC and the Solomon Islands.

Before any further expansion of the exploration portfolio can be considered, the focus has shifted to prioritising expenditure on projects with potential for significant near-term discoveries. At the same time, projects that have not met requirements will be monetised. This process is already underway in Canada, Gabon, China and elsewhere.

Project pipeline

AngloGold Ashanti holds a total of 97,531km^2 of high-priority greenfields tenements globally from which there is a robust project pipeline. This is illustrated for a number of key regions (this does not reflect the full extent of the project portfolio).

In the Americas, the principal area of focus has been to advance exploration on a number of key projects in Colombia. This has included further mapping and airborne surveys over the Anaima-Tocha project area, covering some 600km^2 predominantly to the north of La Colosa. It is anticipated that a number of drill-ready projects will be explored in 2012 once permits have been obtained. Elsewhere in Colombia, the completion of airborne magnetics and radiometrics and further mapping has resulted in new targets being defined and drilled at Quebradona (AngloGold Ashanti/B2Gold joint venture). Here a total of 4,711m was drilled targeting porphyry gold-copper mineralisation.

Elsewhere in Colombia, exploration among others was undertaken on the Rio Dulce and La Llanada tenement groups.

In Canada, exploration continued on properties forming part of the Superior joint venture with Laurentian Goldfields, where drill testing of targets generated by lake sediment geochemistry was completed in late 2011 in the Goldpines South joint venture. On the Baffin Island joint venture with Commander Resources, exploration work was limited to mapping and IP surveys on specific targets.

In Brazil, early stage exploration comprised of mapping and regional geochemical programmes, was undertaken on the wholly-owned Juruena Belt tenements. The Falcão joint venture with Horizonte Minerals commenced drill testing of greenstone hosted gold mineralisation, using a combination of aeromagnetic interpretations and gold-in-soil geochemistry to target initial drill holes. A total of 15 diamond holes for a total of 3,663m were completed in 2011. The drill testing produced some encouraging early results but no ore grade intercepts.

In sub-Saharan Africa, greenfield exploration programmes were undertaken in the DRC, Guinea, Gabon and Tanzania, with a number of prospects in Guinea and the DRC exhibiting potential. In Guinea, the greenfields exploration teams are exploring the regional tenements that comprise a combined area of 1,685km^2. Regional geochemical programmes have defined a number of significant gold-in-soil anomalies with strike lengths of up to 10km.

At Saraya and Saraya South, located in Block 2 to the west of the Siguiri, ore-grade intercepts were returned for multiple holes. Similarly, at the Koun Koun prospect, located in Block 3 to the east of the Siguiri operations, drilling beneath robust gold-in-soil anomalies has returned ore grade intercepts in a deeply weathered profile.

In the DRC, AngloGold Ashanti holds an 86.22% interest in Ashanti Goldfields Kilo (AGK), while the remaining 13.78% is held by the state-owned gold company SOKIMO. Of the 7,443km^2 previously held under exploitation licences by SOKIMO, 5,447km^2 have been transferred to AGK under the terms of an agreement with the government, with 399km^2 pending transfer at the end of the year. Significant progress was made with regional soil geochemistry programmes that are expected to provide significant coverage over much of

Pathway to value – concept to resource definition



Create from value platform
Crystallise value
Colombia Regional
Analma-Toche, Quebradona
Guinea
Blocks 2/3/4
Blocks 2/3
Saraya, Kounkoun
DRC
Kilo (AGK)
Mont Tsi, Northwest
Egypt
Hodine (Anbat)
Hutite
Solomon Islands
New Georgia JV
Mase / Kele JV
Konga
Tropicana JV, Viking
Iceberg, Sidecar, Dragonfly Beaker, Animal
Havana Deeps, Boston Shaker
Project generation
Target generation
Drill target definition
Drill testing
Resource definition/ conceptual studies
Prefeasibility
Early-stage exploration
Mid-stage exploration
Late-stage
Exploration
4-5 years
3-4 years
2-3 years
1-2 years

the landholding during 2012. This, combined with detailed geologic mapping and structural interpretation, has enabled the ranking and prioritisation of drill targets. During 2011 a total of 4,009 diamond metres were drilled, with some encouraging results. A total of 789 trench samples were taken at a number of prospects, some of which returned promising gold grades.

In Gabon, AngloGold Ashanti is conducting exploration on an exclusive basis on the Ndjole and Mevang properties in partnership with Silver Bull Resources (formally Dome Ventures). The work has comprised regional geochemical sampling programmes and completion of a diamond drilling programme on the Ndjole licence.

In the Middle East and North Africa, exploration is conducted through a regional strategic alliance with Dubai-based Thani Investments. Since the inception of the alliance in mid-2009, significant progress has been made on advancing exploration projects on the Wadi Kareem and Hodine concessions in Egypt. The Hutite project, located on the Hodine concession, is an orogenic gold deposit where the alliance has to date completed 54 diamond holes for a total of 12,352m. Visible gold and significant intercepts have been returned from many of the completed diamond holes. Mineralisation extends over a strike length greater than 1.6km.

In Eritrea, AngloGold Ashanti is currently reviewing its investment. Exploration in partnership with Stratex International was conducted for epithermal gold mineralisation in the Afar depression of Ethiopia where the first-phase drill programme intersected encouraging low- to moderate-tenor gold mineralisation.

The alliance has continued with project generation activities in Saudi Arabia and a number of licence applications have been made.

In the Solomon Islands, where AngloGold Ashanti is in joint venture with XDM Resources, an extensive land position is held over the New Georgia Island chain. Work has been focused on specific epithermal and porphyry targets, including Vulu, Mase and Konga. The potential for substantive epithermal gold mineralisation appears limited in the Vulu area. Exploration will now focus on the broader region in anticipation of securing additional land access agreements. The joint ventures collectively cover 1,707km^2 in the New Georgia Belt, effectively consolidating the entire island chain. Exploration activities in 2011 included drilling 4,911m, trenching, field mapping, soil and rock chip sampling, spectral studies and airborne electromagnetic surveying.

In China AngloGold Ashanti is in the process of divesting its 70% interest in Gansu Longxin Minerals CJV located in the Gansu Province of western China. All active exploration activities have been concluded in China.

The Tropicana joint venture (AngloGold Ashanti 70%, Independence Group NL 30%) is systematically targeting a belt of tectonically reworked Archaean and Proterozoic rocks on the eastern margin of the Yilgarn Craton, Western Australia. Greenfields exploration in the Tropicana joint venture during

Global exploration continued

2011 focused on regional aircore drilling and reverse circulation/ diamond drilling of seven priority targets. A number of prospects have been identified for further work including the Iceberg prospect, located 35km south of the Tropicana Gold Mine, where aircore and RC drilling identified mineralisation. Best results include 20m @ 1g/t Au from 32m.

The wholly owned Viking project covers the interpreted southeast extensions of the Tropicana belt. Exploration during 2011 included airborne magnetics/radiometrics, regional auger sampling and aircore drilling of selected targets. Several auger anomalies have been identified for drill testing.

In Australia, a total of 2,231 Aircore/RAB holes were drilled for 102,278m, 109 reverse circulation holes for 15,945m and six diamond holes for 1,032m. In addition, 18,417 surface auger samples were collected, 30,861-line kilometres of aeromagnetic and radiometric surveys were flown and 1,223 line kilometres of ground gravity data were acquired.

Brownfield exploration

AngloGold Ashanti continues to actively drive the creation of value by growing its major asset, namely its Mineral Resource and Ore Reserve. The drive is based on a well defined and active brownfields exploration programme, innovation in geological modelling and mine planning and continual optimisation of its asset portfolio.

South Africa

A total of 14 surface holes were drilled during the year, five at Moab Khotsong, three at Mponeng and six shallower surface holes to the west of Kopanang.

Location of AngloGold Ashanti brownfield exploration



● Operations

▼ Advanced projects

1 United States
Cripple Creek & Victor ●

2 Colombia
La Colosa ▼
Gramalote JV ▼

3 Brazil
Serra Grande ●
AGA Mineração ●

4 Argentina
Cerro Vanguardia ●

5 Guinea
Siguiri ●

6 Mali
Yatela ●
Sadiola ●
Morila ●

7 Ghana
Iduapriem ●
Obuasi ●

8 Namibia
Navachab ●

9 South Africa
Vaal River
Great Noligwa ●
Kopanang ●
Moab Khotsong ●
Surface operations ●
West Wits
Mponeng ●
TauTona ●
Savuka ●

10 Tanzania
Geita ●

11 DRC
Kibali JV ▼
Mongbwalu ▼

12 Australia
Sunrise Dam ●
Tropicana JV ▼

Borehole MMB5 completed its deflection drilling programme early in the year. Borehole MGR8 continued advancing (Deflection 9) and intersected the Vaal Reef in the last quarter. Deflection drilling continues. In MGR6 drilling of the long deflection is still in progress. MHH2 was started and advanced to a depth of 709m. Percussion drilling of the pilot hole was completed at MCY6 and diamond drilling will start on completion of MGR8.

UD51 advanced to 2,436m. Heavy losses of drilling fluids experienced during the year have been resolved by inserting casing into the hole. UD59 started drilling and advanced to 1,132m. Rigging was completed for UD60 and the casing is being inserted.

A series of shallow surface holes to the west of Kopanang started drilling in the third quarter. KGD1, targeting the Vaal Reef on the farm Grootdraai, advanced to a depth of 1,168m. The Vaal Reef was faulted out and a long deflection is now being drilled. KGD2, targeting the VCR also on Grootdraai, was drilled to 519m and has been completed. The drill site has been rehabilitated. KGD3 started drilling and advanced to a depth of 292.5m. KDPL1, targeting the Vaal Reef on the farm De Pont Landing, advanced to a depth of 719.1m. The hole is currently being recovered after the rods were dropped. Boreholes, KWH1 and KWH2 both started late in the year and reached depths of 63m and 103m respectively.

Continental Africa

Tanzania

At Geita, Mineral Resource drilling over the Nyankanga, Geita Hill, Geita Hill East, and Star and Comet areas was completed during the year. Assay results proved the down dip potential underground extension of the Nyankanga deposit, which still remains open at depth. A good example of this potential was drilled from Cut 8 and recorded 24.2m @ 22.17g/t Au from 262.5m.

Reconnaissance drilling (20,158m RC and DD holes) to support a growth strategy was undertaken on three induced polarisation (IP) targets, namely Nyankumbu, Nyakabale West and Mgusu and 14 electromagnetic (EM) targets which include Kibugwe 17A, 17B and 17C, Nyamikoma, Lwenge, Bugulula, Kukuluma East, Area 3 North, Bukolwa, Kanza, Mzingama and P30.

Diamond drilling was conducted at Kukuluma, Matandani and Area 3 deposits in the Kukuluma Terrain in order to help define an optimal processing route.

During 2011 a total of 87km of IP surveys were conducted at Nyakabale East, Kalondwa Hill and Star & Comet Extension areas.

Intensive geological and structural mapping was undertaken at Ridge 8, Star & Comet and the P30 area. An initial mapping phase commenced at the Kukuluma and Matandani pits; with reconnaissance mapping completed for the portion of the Kukuluma Terrain surrounding Kukuluma, Matandani and Area 3 deposits.

Guinea

At Siguiri in Guinea, brownfields exploration activities in 2011 focused on the Block 1 licence area with a total of 153,955m drilled during the year.

Mineral Resource drilling of oxide material concentrated on Kozan, Sintroko and Sokunu. Fresh rock drilling focused on the Sintroko, Tubani Extension and Kozan pits to define sulphide ore continuity below the current pit outlines.

A reconnaissance exploration programme in Block 1 continues to discover new geochemical anomalies, with a total of 5,211 geochemical surface samples collected during the year. A new discovery was made at Silakoro Project, on a previously unexplored trend, of a potential oxide Mineral Resource situated 2km west of the processing plant. Significant drill results included 23.38m @ 1.13g/t Au from 6m and 19.92m @ 9.77g/t Au from 6m.

IP surveys were completed over the Sokunu East reconnaissance target as well as over the Seguelen Mineral Resource as a type-deposit for further targeting. A gravity survey was completed over a promising shallow oxide target at Silakoro.

Ghana

Surface exploration resumed on the Obuasi concession during 2011 to evaluate any shallow mineralisation potential at the Anyankyerim deposit and results to date are positive. Mineral Resource upgrade and extension drilling achieved a total of 4,413m.

Underground drilling to explore the Obuasi Deeps below 50 level and southern extensions of the current mining areas above 50 level continued during the year with a total of 3,771m achieved.

A joint Obuasi-UWA-CET three-year research project commenced mid-year, with the primary deliverable being an integrated 4D model for controls on the geometry of mineralisation within the Obuasi system. The study is expected to enhance delineation of the Obuasi Deeps Mineral Resource and guide exploration strategies in the Ashanti belt and the greater Birimian.

Global exploration continued

A total of 13,067m was drilled into the old Teberebie Leach Pads during the year at the Iduapriem Gold Mine. Reduced drill rig availability has postponed a planned underground scoping study drilling programme until the first quarter of 2012.

Democratic Republic of the Congo

Exploration work progressed at Mongbwalu during 2011 with 26 diamond core holes completed for 6,446m and 18 RC holes for 2,755m. These were predominantly Mineral Resource drilling and metallurgical holes at Kanga, and mine dewatering holes at the Adidi Mine in support of the continued growth of the project. Six water monitoring holes were also completed and equipped.

A core re-logging exercise was completed during 2011 with 366 diamond holes re-logged to support the re-estimation of the overall geological Mineral Resource and increase the structural understanding of the deposits. A resistivity survey was undertaken over the Nzebi and Adidi faults in support of this work.

At Kibali exploration drilling during 2011 connected the Sessenge deposit to KCD (9000 lode) and confirmed over two kilometres of continuous down plunge mineralisation. The first deep hole, DDD532 (1,346m) has confirmed mineralisation a further 450m down plunge from the existing block model. The lower 5000 and 9000 lodes were not intersected as the hole deviated. A second deep hole is currently underway.

The geological model identifies the potential lateral continuation of the 9000 lode and possible link between KCD and Gorumbwa. A programme of five diamond drill holes for 3,980m has been approved which will also test the 3000 lode extension towards Durba hill where access was previously not possible due to the presence of Sokimo infrastructure. This drilling is scheduled to take place during 2012.

Mali

During 2011 a total of 68,184 RC metres and 3,628 diamond core metres were drilled on the Sadiola Concession.

Additional drilling in 2011 involved the sterilisation around the Sadiola Sulphide Project (SSP) for planned infrastructure. Preliminary results from multi-element analysis revealed potential for economic molybdenum and work is ongoing to assist with a desk-top study to investigate the financial benefit from potentially recovering molybdenum by-product.

Exploration over the Yatela Concession followed an aggressive programme based on a short life of mine to identify and test any additional oxide opportunities in 2011, with 21,888m RC and 1,805m of diamond drilling completed. A comprehensive termite mound sampling programme across the concession at 200 x 50m spacing together with ground gravity and IP geophysics surveys were carried out concurrently with the drilling to aid further target generation. Results to date indicate promising shallow oxide intercepts at the Badji target to the northwest of the Yatela Mine, and only narrow mineralisation at KW18. Drilling to follow up on mapping targets north of Alamoutala North satellite pit also returned encouraging results.

Namibia

Exploration programmes at Navachab completed 259 holes totalling 39,085m of drilling during 2011. Of this drilling, 48 holes (23,370m) were completed in the Main Pit NP2 down plunge, HW and FW vein areas and 135 holes (10,270m) were completed in the HME waste dump condemnation area.

Off mine drilling focused on the Anomaly 16 Valley and Okatjimukuju target areas with 41 RC holes drilled for 7,638m and 5 DD holes totalling 944m. This drilling tested geophysical targets generated at Anomaly 16 and exploration of the down plunge extension of the higher grade LS/LM ore zone as well as the western limb of the anti-formal structure. Promising assays to date indicate the continuation of the higher grade mineralisation on the LS/LM contact and the continuation of mineralisation in the LS at Anomaly 16. A total of 20 holes (2,008m) were drilled at EPL3275 Okatjimukuju target areas following up on gold in soil geochemical anomalies.

Americas

Argentina

At Cerro Vanguardia, the drilling programmes for Mineral Resource expansion and extension continued during the year. Follow up drilling for vein extensions laterally and at depth was successful, identifying bonanza zones in the Lucy vein at depth with LYDDH1616 being a good example and returning 2.7m @ 30.7g/t Au and 286.35g/t Ag from 326m. Exploration and Mineral Resource modelling to identify heap leach material was active during the year. Initial drilling was completed based on geophysical surveys and target identification work at the El Volcan project during the year.

Brazil

The Mineral Resource development drilling programmes continued at the Cuiabá and Lamego mines. The surface drilling programmes at the Córrego do Sítio project to expand the oxide Mineral Resource were successful, especially at the Rosalino and Anomaly 1 targets. Results from Anomaly 1 indicate the potential of a large oxide deposit close to São Bento. No estimate of the gold content is possible at this stage but a coherent 1,200m anomaly has been defined with oxide mineralisation down to 200m. Borehole FCSII0283 is a good example of the better mineralisation and intersected 6.31m @ 16.2g/t from 37.4m.

Underground drilling at the Córrego do Sítio started during the year to develop the São Bento and Sangue do Boi sulphide orebodies. Exploration work in the Nova Lima area, beyond the production centres, included completing the deep drilling programme at Raposos that identified a second mineralised zone called Santa Catarina in addition to the main ES and EW orebodies. Regional exploration programmes were conducted at the Pari, Mariana, and Bento Rodriques projects.

At Serra Grande, the first year of the fast track exploration programme was successfully completed. The programme focused on Mineral Resource addition along the main orebodies and regional areas. Pequizão, Mina Nova, Mina III and Structure northwest/Cajueiro were the main targets. Geophysical surveys were conducted to support exploration for the Mina III and Palmeiras Mine down plunge extensions. Soil sampling campaigns were done to define targets at Cajueiro, Structure northwest and Boa Vista (Votorantim Metais joint venture) regional targets.

Colombia

Exploration at the Gramalote area was focused on infill drilling to support the new Mineral Resource estimation for the Gramalote Central deposit. Drilling programmes were also conducted for the satellite targets at Monjas Oeste, Monjas Este, El Limon, El Topacio and Trinidad. As part of the prefeasibility study, geotechnical drillholes were completed around the proposed pit limit to support highwall design and condemnation drilling started for the potential waste dump and tailings storage facilities.

At La Colosa, the Mineral Resource development drilling programme ramped up to five drills by the end of the year with 47,619m completed. A number of boreholes intersected thick mineralised packages to the north and have resulted in the orebody being extended. The best example of these boreholes was COL138 which intersected 240m @ 3.14g/t from 242m. The geological model was updated during the year to support the new Mineral Resource estimation and drilling support was provided to infrastructure selection studies.

United States

The drilling programme for Mineral Resource expansion and to improve high grade definition within the Mineral Resource area continued at Cripple Creek and Victor. In the expansion drilling, an increase in grade and tonnage was particularly noticeable for the Grassy Valley and WHEX areas where holes such as GR-952 intersected 74.7m @ 11.0g/t Au from 38m. A significant conversion of Inferred Mineral Resource to Indicated Mineral Resource occurred during the year. A drilling programme to provide additional samples for metallurgical test work of high grade material was completed.

Global exploration continued

Australasia

Australia

At Tropicana, near-mine exploration has continued at the site, using up to four diamond and reverse circulation rigs, with extensive infill drilling being completed at Boston Shaker and Havana South Prospect. This has enabled identification of significant additions to the Ore Reserve. The Ore Reserve estimate increased to 56.4Mt at a grade of 2.16g/t Au, containing 3.91Moz Au, an increase of 0.54Moz. The increase was primarily due to the inclusion of the Boston Shaker pit, which added 0.24Moz and the conversion of Inferred Mineral Resource into Indicated Mineral Resource at Havana South, which added a further 0.26Moz Au.

Approval was given in late 2010 to proceed with a prefeasibility study on the Havana Deeps mineralisation and drilling for this project began in April 2011. The project is focused on extending the higher grade parts of the Havana mineralisation down plunge beyond the bankable feasibility study pit limits and reviewing the open pit and underground mining options for this mineralisation. Drilling is ongoing and expected to continue until mid 2012. The project is due to be completed by the end of 2012.

Grade distribution for Dolly gold lodes



100m
Dolly lodes (south end)
17.7m@1.31gt
33m@7.67gt
89.1m@1.05gt
59.4m@2.39gt
32m@14.56gt
Midway sheer zone
110m@2.09gt
45m@4.53gt
57m@1.73gt
149.8m@5.33gt
Vogue
Domain
138.1m@1.41gt
229.4m@5.10gt
14m@1.36gt
47m@3.43gt
High grade zone

Drilling was sufficiently advanced by year-end to announce a significant increase in the Mineral Resource as follows:

December 2011 Mineral Resource (attributable)

Classification	Tonnes (millions)	Gold (g/t)	Contained (Moz)
Measured	19.77	2.14	1.36
Indicated	34.61	2.04	2.27
Inferred	7.43	3.56	0.85
Total	61.82	2.26	4.49

This represents an increase in the Measured, Indicated and Inferred Mineral Resource for the project of 1.05Moz of contained gold or almost 20% over that estimated in December 2010. The bulk of this increase (1.00Moz) is in the underground component of the estimate which increased to 1.63Moz.

Work to date has successfully demonstrated the continuity of higher grade (potentially underground) mineralisation extending to depths around 1km, on the southern shoot at Havana in particular. The drilling shows the mineralisation remains open in all directions.

At the Sunrise Dam gold mine, near-mine exploration focused on extensions to the known mineralisation, in addition to defining large targets beneath the deposit. While investigating extensions to the GQ, Cosmo and Dolly Lodes, identification and delineation of the Vogue mineralisation was the highlight for 2011. Even though interruptions occurred, which included a period of extensive rainfall, when in excess of 250mm of rain fell in 10 days and leading to the failure of the wall, 67,602m were drilled. This includes 18,112m drilled as part of the regional exploration and tenement maintenance programmes.

The drilling proximal to the Cosmo and GQ lodes illustrated that gold mineralisation continues as both extensions to these lodes and as parallel subordinate structures that have been defined from the drilling. In addition to the Mineral Resource extension drilling, the deeper drilling defined a new zone of mineralisation, named Vogue. The Vogue mineralisation extends down plunge from the >1.5Moz Cosmo-Dolly system (see diagram) and forms geological complex zones that are manifested as broad domains of low- and high-grade gold mineralisation. These extend for more than 400m in length and to depths greater than 900m vertical.

Long-section view of major Sunrise Dam gold lodes


North
South
SSZ
WSZ
Astro
extension
Hammerhead extension
5.9m@9.7g/t
12.5m@17.5g/t
GQ
Dolly
24.1m@11.25g/t
40.7m@4.25g/t
13m@4.8g/t
13m@53.8g/t
10.8m@3.5g/t
4.5m@7.6g/t
6.3m@35.3g/t
Astro deeps
5m@20.7g/t
5m@20.0g/t
Cosmo
Vogue
Northern extensions
59m@3.0g/t
23.2m@3.7g/t
9.4m@6.4g/t
40m@49.6g/t
93m@21.9g/t
Down plunge
500 meters
Carey sheer
10m@53.6g/t
Vogue and deep extensions

Looking east, the above diagram shows the Vogue mineralisation plunging south from the Cosmo-Dolly system. Additional, yet-to-be tested, intercepts are also highlighted.

Numerous intercepts have been returned and reported. Some key intercepts that include a composite of gold mineralisation and waste (up to 25m) include:

Vogue: 229.40m@5.10g/t Au
255m@4.41g/t Au
159m@1.57g/t Au
109m@2.06g/t Au
126.5m@1.96g/t Au
124.1m @1.54g/t Au
32m@14.56g/t Au

May include up to 25m of continuous waste to a cumulative total of 100m of waste, averaging >1g/t.

An aggressive and detailed exploration strategy planned for 2012 is expected to include drilling of the extension and Vogue targets from both surface and underground positions.

AngloGold Ashanti/De Beers joint venture

Results from the seafield sampling campaign in New Zealand were analysed and although offshore gold was detected, the grades did not warrant any further follow up work. Subsequently a decision was made to relinquish the offshore prospecting licences.

Exploration activities in the South African sea areas (SASA) offshore concessions of ~28 000km^2 entailed the following:

- logging, sampling and the assay of a large number of historical vibrocores and samples;
- a geophysical survey campaign of ~3,300km of seismic data;
- an 11-day vibrocoring campaign during which 38 cores were collected; and
- a reconnaissance field trip to the west coast of South Africa.

All of the above was used to compile a geological and mineralisation model which was used to derive exploration targets for the coring campaign that began during December 2011 and was completed in February 2012.

Mineral Resource and Ore Reserve

– a summary

CREATING VALUE BY GROWING THE MAJOR ASSET

AngloGold Ashanti's Mineral Resource and Ore Reserve are reported in accordance with the minimum standards described by the Australasian Code for Reporting of Exploration Results, Mineral Resource and Ore Reserve (The JORC Code, 2004 edition), and also conform to the standards set out in the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (The SAMREC Code, 2007 edition). The Mineral Resource is inclusive of the Ore Reserve component unless otherwise stated. AngloGold Ashanti has in place all the necessary statutory mining authorisations and permits in the jurisdictions where it operates to mine for, or explore for, declared materials, or has a reasonable expectation of such mining authorisations and permits being granted.

AngloGold Ashanti strives to actively create value by growing its major asset – the Mineral Resource and Ore Reserve. This drive is based on an active, well-defined brownfields exploration programme, innovation in both geological modelling and mine planning, and continual optimisation of its asset portfolio.

Mineral Resource

The total Mineral Resource increased from 220.0Moz in December 2010 to 230.9Moz in December 2011. A gross annual increase of 16.8Moz occurred before depletion and while the net increase after allowing for depletion was 10.9Moz, changes in economic assumptions from December 2010 to December 2011 resulted in an 11.2Moz increase to the Mineral Resource, while exploration and modelling resulted in an increase of 7.9Moz. The remaining decrease of 2.2Moz resulted from various other factors. Depletion from the Mineral Resource for the year totalled 6.0Moz.

The Mineral Resource was estimated at a gold price of $1,600/oz (2010: $1,100/oz).

Ore Reserve

The AngloGold Ashanti Ore Reserve increased from 71.2Moz in December 2010 to 75.6Moz in December 2011. A gross annual increase of 9.6Moz occurred before depletion of 5.2Moz. The increase net of depletion was therefore 4.4Moz. Changes in economic assumptions from 2010 to 2011 resulted in an increase of 4.4Moz to the Ore Reserve, while exploration and modelling resulted in a further increase of 5.0Moz. The remaining increase of 0.2Moz resulted from various other factors.

The Ore Reserve was calculated using a gold price of $1,100/oz (2010: $850/oz).

By-products

Several by-products are recovered as a result of the processing of the gold Ore Reserve. In 2011, the by-product Ore Reserve included 57,299t of uranium oxide from the South African operations, 408,348t of sulphuric acid from Brazil and 46.9Moz of silver from Argentina.

Competent persons

The information in this report relating to exploration results, Mineral Resource and Ore Reserve is based on information compiled by the Competent Persons. The Competent Persons consent to the inclusion of exploration results, Mineral Resource and Ore Reserve information in this report, in the form and context in which it appears.

During the past decade, the company has developed and implemented a rigorous system of internal and external reviews of exploration results, Mineral Resource and Ore Reserve. A documented chain of responsibility exists from the Competent Persons at the operations to the company's Mineral Resource and Ore Reserve Steering Committee. Accordingly, the chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities. Mr Chamberlain can be contacted at 76 Jeppe Street, Newtown, 2001, South Africa.

A more detailed breakdown of AngloGold Ashanti's Mineral Resource and Ore Reserve is provided in the Mineral Resource and Ore Reserve Report 2011, which is available on the corporate website, www.anglogoldashanti.com. RR www

Mineral Resource		Moz
Mineral Resource as at 31 December 2010		**220.0**
Reductions		
Great Noligwa	Mineral Resource reduced due to increased costs	(0.6)
Other	Total of non-significant changes	(1.8)
Additions		
Tropicana	Exploration success in the underground project	0.8
Gramalote	Exploration success at Trinidad	0.9
Kopanang	Grade increased as a result of exploration	1.1
Geita	Combined effect of price and estimation	1.3
Iduapriem	Improved Mineral Resource price	1.3
Obuasi	Improved Mineral Resource price	2.3
La Colosa	Exploration success	3.8
Other	Total of non-significant changes	1.7
Mineral Resource as at 31 December 2011		**230.9**

Ore Reserve		Moz
Ore Reserve as at 31 December 2010		**71.2**
Reductions		
Moab Khotsong	Depletion and minor model revision	(0.5)
Other	Total of non-significant changes	(1.1)
Additions		
Geita	Improved Ore Reserve price	0.5
Cripple Creek & Victor	Mine life extension added to Ore Reserve	0.5
Vaal River surface operations	Technical studies showed that the economic extraction of gold and uranium from the tailings is viable	3.2
Other	Total of non-significant changes	1.7
Ore Reserve as at 31 December 2011		**75.6**

Rounding of numbers may result in computational discrepancies.

Inclusive Mineral Resource by country – attributable

		Tonnes	Grade	Contained gold	
As at 31 December 2011	Category	million	g/t	Tonnes	Moz
South Africa	Measured	25.98	15.76	409.39	13.16
	Indicated	799.63	2.57	2,056.44	66.12
	Inferred	38.30	14.91	570.81	18.35
	Total	**863.91**	**3.52**	**3,036.65**	**97.63**
Democratic Republic of the Congo	Measured	–	–	–	–
	Indicated	62.41	3.66	228.64	7.35
	Inferred	33.16	2.90	96.07	3.09
	Total	**95.57**	**3.40**	**324.71**	**10.44**
Ghana	Measured	89.38	4.64	414.35	13.32
	Indicated	97.81	3.42	334.74	10.76
	Inferred	136.86	3.26	446.65	14.36
	Total	**324.04**	**3.69**	**1,195.74**	**38.44**
Guinea	Measured	37.19	0.62	22.96	0.74
	Indicated	116.48	0.73	85.09	2.74
	Inferred	67.18	0.79	53.17	1.71
	Total	**220.85**	**0.73**	**161.22**	**5.18**
Mali	Measured	12.65	1.31	16.57	0.53
	Indicated	62.66	1.57	98.24	3.16
	Inferred	36.58	1.04	37.96	1.22
	Total	**111.89**	**1.37**	**152.77**	**4.91**
Namibia	Measured	18.35	0.71	13.10	0.42
	Indicated	99.78	1.22	122.04	3.92
	Inferred	16.41	1.15	18.88	0.61
	Total	**134.54**	**1.14**	**154.01**	**4.95**
Tanzania	Measured	–	–	–	–
	Indicated	106.42	2.74	291.44	9.37
	Inferred	33.55	2.97	99.50	3.20
	Total	**139.96**	**2.79**	**390.94**	**12.57**
Australia	Measured	35.13	1.71	60.01	1.93
	Indicated	50.11	2.56	128.48	4.13
	Inferred	11.05	3.92	43.28	1.39
	Total	**96.29**	**2.41**	**231.77**	**7.45**
Argentina	Measured	11.98	1.61	19.30	0.62
	Indicated	26.09	3.40	88.76	2.85
	Inferred	9.14	3.17	29.01	0.93
	Total	**47.22**	**2.90**	**137.08**	**4.41**
Brazil	Measured	10.53	6.31	66.44	2.14
	Indicated	16.41	5.74	94.23	3.03
	Inferred	36.93	6.30	232.73	7.48
	Total	**63.88**	**6.16**	**393.40**	**12.65**
Colombia	Measured	15.56	0.85	13.24	0.43
	Indicated	33.97	0.79	26.98	0.87
	Inferred	564.78	0.93	527.63	16.96
	Total	**614.31**	**0.92**	**567.85**	**18.26**
United States	Measured	280.58	0.78	217.65	7.00
	Indicated	227.03	0.68	155.09	4.99
	Inferred	96.04	0.65	62.16	2.00
	Total	**603.65**	**0.72**	**434.90**	**13.98**
Total	Measured	537.33	2.33	1,253.01	40.29
	Indicated	1,698.79	2.18	3,710.18	119.29
	Inferred	1,079.98	2.05	2,217.85	71.31
	Total	**3,316.10**	**2.17**	**7,181.04**	**230.88**

Rounding of numbers may result in computational discrepancies

Exclusive Mineral Resource by country – attributable

		Tonnes	Grade	Contained gold	
As at 31 December 2011	Category	million	g/t	Tonnes	Moz
South Africa	Measured	15.36	16.99	261.03	8.39
	Indicated	230.15	4.01	923.55	29.69
	Inferred	16.98	21.15	358.97	11.54
	Total	**262.49**	**5.88**	**1,543.56**	**49.63**
Democratic Republic of the Congo	Measured	–	–	–	–
	Indicated	28.97	3.04	87.97	2.83
	Inferred	33.16	2.90	96.07	3.09
	Total	**62.13**	**2.96**	**184.03**	**5.92**
Ghana	Measured	20.74	5.15	106.80	3.43
	Indicated	64.26	3.63	233.54	7.51
	Inferred	136.67	3.27	446.64	14.36
	Total	**221.66**	**3.55**	**786.98**	**25.30**
Guinea	Measured	0.83	0.54	0.45	0.01
	Indicated	41.37	0.74	30.64	0.99
	Inferred	67.18	0.79	53.17	1.71
	Total	**109.39**	**0.77**	**84.26**	**2.71**
Mali	Measured	4.73	0.86	4.09	0.13
	Indicated	31.26	1.26	39.43	1.27
	Inferred	36.58	1.04	37.96	1.22
	Total	**72.57**	**1.12**	**81.48**	**2.62**
Namibia	Measured	7.57	0.53	4.01	0.13
	Indicated	53.86	1.06	56.88	1.83
	Inferred	16.41	1.15	18.88	0.61
	Total	**77.85**	**1.02**	**79.77**	**2.56**
Tanzania	Measured	–	–	–	–
	Indicated	50.59	2.84	143.72	4.62
	Inferred	33.55	2.97	99.50	3.20
	Total	**84.14**	**2.89**	**243.22**	**7.82**
Australia	Measured	2.27	0.58	1.32	0.04
	Indicated	18.02	2.78	50.18	1.61
	Inferred	10.72	3.99	42.78	1.38
	Total	**31.02**	**3.04**	**94.28**	**3.03**
Argentina	Measured	2.80	2.08	5.81	0.19
	Indicated	22.22	2.13	47.28	1.52
	Inferred	9.14	3.17	29.01	0.93
	Total	**34.16**	**2.40**	**82.11**	**2.64**
Brazil	Measured	2.86	7.39	21.13	0.68
	Indicated	7.02	6.53	45.82	1.47
	Inferred	35.80	6.37	228.05	7.33
	Total	**45.67**	**6.46**	**295.00**	**9.48**
Colombia	Measured	15.56	0.85	13.24	0.43
	Indicated	33.97	0.79	26.98	0.87
	Inferred	564.78	0.93	527.63	16.96
	Total	**614.31**	**0.92**	**567.85**	**18.26**
United States	Measured	119.80	0.71	85.17	2.74
	Indicated	140.43	0.66	93.03	2.99
	Inferred	82.15	0.66	54.08	1.74
	Total	**342.39**	**0.68**	**232.28**	**7.47**
Total	Measured	192.52	2.61	503.06	16.17
	Indicated	722.13	2.46	1,779.02	57.20
	Inferred	1,043.12	1.91	1,992.74	64.07
	Total	**1,957.76**	**2.18**	**4,274.82**	**137.44**

Rounding of numbers may result in computational discrepancies

Mineral Resource and Ore Reserve continued

– a summary

Ore Reserve by country – attributable

		Tonnes	Grade	Contained gold	
As at 31 December 2011	Category	million	g/t	Tonnes	Moz
South Africa	Proved	11.89	8.85	105.17	3.38
	Probable	573.65	1.57	903.41	29.05
	Total	**585.54**	**1.72**	**1,008.58**	**32.43**
Democratic Republic of the Congo	Proved	–	–	–	–
	Probable	33.44	4.21	140.69	4.52
	Total	**33.44**	**4.21**	**140.69**	**4.52**
Ghana	Proved	42.73	3.08	131.77	4.24
	Probable	53.94	4.43	239.06	7.69
	Total	**96.67**	**3.84**	**370.83**	**11.92**
Guinea	Proved	35.72	0.61	21.90	0.70
	Probable	72.18	0.69	49.97	1.61
	Total	**107.90**	**0.67**	**71.87**	**2.31**
Mali	Proved	5.20	1.91	9.93	0.32
	Probable	43.13	1.56	67.20	2.16
	Total	**48.33**	**1.60**	**77.13**	**2.48**
Namibia	Proved	6.31	1.09	6.88	0.22
	Probable	44.18	1.29	56.88	1.83
	Total	**50.49**	**1.26**	**63.76**	**2.05**
Tanzania	Proved	–	–	–	–
	Probable	55.81	2.64	147.11	4.73
	Total	**55.81**	**2.64**	**147.11**	**4.73**
Australia	Proved	32.86	1.79	58.69	1.89
	Probable	28.98	2.55	73.95	2.38
	Total	**61.84**	**2.14**	**132.64**	**4.26**
Argentina	Proved	10.56	1.35	14.30	0.46
	Probable	12.85	4.25	54.64	1.76
	Total	**23.41**	**2.95**	**68.94**	**2.22**
Brazil	Proved	7.01	5.51	38.65	1.24
	Probable	7.84	4.68	36.65	1.18
	Total	**14.85**	**5.07**	**75.30**	**2.42**
United States	Proved	160.78	0.82	132.48	4.26
	Probable	86.60	0.72	62.06	2.00
	Total	**247.38**	**0.79**	**194.54**	**6.25**
Total	Proved	313.07	1.66	519.78	16.71
	Probable	1,012.60	1.81	1,831.63	58.89
	Total	**1,325.67**	**1.77**	**2,351.40**	**75.60**

Rounding of numbers may result in computational discrepancies

Chairman's letter – Audit and Corporate Governance Committee

In fulfilling its commitment to regulatory compliance, AngloGold Ashanti's Audit and Corporate Governance Committee, together with the Risk and Information Integrity Committee, endeavours to develop responses to the evolving nature of risks in the mining environment, to align operations with corporate governance best practice and to comply with legislation, regulations and requirements in the jurisdictions in which AngloGold Ashanti operates.

Composition of the committee and deliberations

The collective knowledge and skills of the committee were further broadened through the appointment of Mrs NP January-Bardill, an independent non-executive director, effective 2 November 2011. The entire committee comprises of four independent non-executive directors and meets the requirements as set forth in King III.

The members attended the required meetings held during 2011 and actively participated in deliberations giving effect to the board approved terms of reference, which are reviewed and updated annually. Questions and concerns of the committee members were directed to AngloGold Ashanti's Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, General Counsel, Vice President: Group Internal Audit, the external auditors, regional heads of finance, as well as risk, compliance and other assurance providers who attend committee meetings in an ex officio capacity.

In 2011, the committee met independently with the Vice President: Group Internal Audit and with external auditors on a quarterly basis, without any members of management present.

2011 highlights

It is the Audit and Corporate Governance Committee's principal regulatory duty to oversee the integrity of the Group's internal control environment and ensure that financial statements are appropriate and comply with International Financial Reporting Standards. Set out below are some highlights from 2011:

Focus area	Actions
Financial statements	
Accounting policies and reporting standards	Received training – on new accounting standards impacting AngloGold Ashanti – thereby enabling committee members to probe deeper into the implications of certain complex financial reporting standards on AngloGold Ashanti's financial statements. Reviewed accounting policies for appropriateness.
Companies Act	Received training on the Companies Act and changes to legislation.
Integrated reporting	Reviewed the sustainability and resource and reserve reports which describe the group's non-financial performance, to support scrutiny applied to the group's financial integrity and the sustainability of the group's business.
Quarterly and annual IFRS reports	Reviewed and recommended the quarterly and annual IFRS financial statements to the board for approval and subsequent submission to the JSE and other stock exchanges as applicable.
Form 20-F	Reviewed and recommended the annual report on Form 20-F and quarterly reports on Form 6-K prepared on US GAAP principles to the board for approval for submission to the United States Securities and Exchange Commission (SEC). The annual report on Form 20-F for the year ended 31 December 2011 will be submitted to the SEC on or about 30 April 2012.

Chairman's letter – Audit and Corporate Governance Committee continued

Focus area	Actions
Internal controls	
Risk-based internal audit	Considered the internal control heat-map for AngloGold Ashanti as presented by Group Internal Audit. Reviewed and approved the risk-aligned internal audit plan and monitored the implementation of audit recommendations.
External auditor	Appointed the external auditors, approved the external audit plan and fees, and assessed the independence of the external auditors.
Combined assurance	Monitored the development and implementation of a combined assurance programme that facilitates integration and leveraging of the various control, governance and assurance processes used by the different assurance providers.
Internal control assessment	Considered the results presented by internal and external assurance providers through the evolving combined assurance framework in order to conclude on the internal control, risk management and internal financial control environments within AngloGold Ashanti.
Corporate governance	
King III	Monitored the progress and ensured implementation of the requirements of King III.
Risk governance	Fulfilled an oversight role regarding financial reporting risks, internal financial controls, fraud risk and information technology risks as they relate to financial reporting.

Financial statements

Financial statements and going concern

The Audit and Corporate Governance Committee reviewed the quarterly as well as the annual financial statements of AngloGold Ashanti, and considered whether:

- complex accounting areas comply with IFRS and US GAAP as applicable;
- significant accounting judgements and estimates are thoroughly evaluated;
- adjusted and unadjusted accounting differences reported by the external auditors were reviewed, assessed and approved; and
- the documented assessment of the company's going concern status prepared by management which included the key assumptions was reasonable.

The committee also reviewed the contents of the integrated report.

The committee concurred with and accepted the external auditor's report on the annual financial statements and has recommended the approval thereof to the board.

Finance function expertise

The committee assessed and is satisfied with the expertise and experience of the Chief Financial Officer as well as the expertise and adequacy of resources of the finance function and the experience of responsible senior members of management.

Internal controls

Internal audit

Internal audit is a key independent assurance provider to the Audit and Corporate Governance Committee as it has a unique ability to engage with the depth and detail of AngloGold Ashanti's global control environment on a daily basis. The Vice President: Group Internal Audit has direct access to the chairmen of both the Audit and Corporate Governance Committee and the board. The committee has assessed the performance of the Vice President: Group Internal Audit in terms of the approved internal audit charter and is satisfied that the internal audit function is independent and appropriately resourced, and that the Vice President: Group Internal Audit has fulfilled the obligations of the position.

The Vice President: Group Internal Audit provided the Audit and Corporate Governance Committee with a written assessment based on the results of the formal documented review of the company's systems of internal controls and risk management, including the design, implementation and effectiveness of the internal financial controls conducted by Group Internal Audit and other identified assurance providers. In terms of the evolving combined assurance model implemented during 2011, and considering information and explanations given by management, nothing has come to the attention of the Vice President: Group Internal Audit that caused him to believe that the company's system of internal controls and risk management are not effective and that the internal financial controls do not form a sound basis for the preparation of reliable financial statements.

The committee concurred with and accepted the written assessment by internal audit and recommended approval thereof to the board.

Combined assurance

The committee oversees the development and implementation of the combined assurance model of the company, aimed to provide a coordinated approach to all assurance activities over significant risks facing the company. To give effect to this, the Vice President: Group Internal Audit was appointed as the assurance coordinator for the group and tasked with implementing the framework.

A key success factor of the combined assurance framework was to ensure that it is pragmatic and cost-effective and meets the unique requirements of the company.

The combined assurance framework follows an integrated top-down (focusing on strategic risks) and bottom-up (focusing on site specific operational risks) approach within a framework that encompasses the following key activities:

Step 1: Risk identification;

Step 2: Identification of controls;

Step 3: Identification of assurance providers;

Step 4: Assessment of assurance activities against controls; and

Step 5: Conclude and develop action plans.

The top-down element of the combined assurance process was fully implemented during 2011 with the bottom-up approach rolled-out on a pilot basis to allow for further refinement and to gear the organisation for a full-on roll-out during 2012. It is anticipated that combined assurance will be fully embedded during the 2013 financial year.

Whistle blowing

The committee received quarterly updates on AngloGold Ashanti's whistle-blowing process and did not receive any concern or complaint relating to the accounting practices, internal financial controls, internal audit function and the content or auditing of the company's financial statements.

oneERP

In support of Project ONE, a project initiative aligned with AngloGold Ashanti's vision – To be the leading mining company – the company has embarked on the global implementation of an enterprise resource planning (ERP) system, SAP. This project, oneERP is in full momentum and is supported by a clearly defined implementation timeline.

It is anticipated that the implementation of oneERP will have a definitive impact on the internal control and internal financial control environment of the group. The Audit and Corporate Governance Committee, together with the Risk and Information Integrity Committee, reviews implementation progress and receives assurance thereon from various assurance providers.

External auditors

At the annual general meeting held in May 2011 shareholders approved the committee's nomination of Ernst & Young Inc. as the auditors of the company with Mr Lance Tomlinson appointed as the individual registered auditor for 2011. The committee assessed independence and is satisfied that the external auditors are independent as set out in section 90(2) of the Companies Act.

In consultation with executive management, the committee agreed to the engagement letter, terms of engagement, audit plan and budgeted audit fees for the 2011 financial year. All non-audit services rendered by the auditors were pre-approved by me in terms of a formal policy prior to the execution of these services.

The Audit and Corporate Governance Committee has recommended to the board, the reappointment of Ernst & Young Inc., as the company's statutory auditors for the 2012 financial year. A resolution will be placed before shareholders

Chairman's letter – Audit and Corporate Governance Committee continued

at the annual general meeting to be held on 10 May 2012 to consider, and if deemed appropriate, to appoint Ernst & Young Inc. as the external auditors until the close of the annual general meeting to be held in 2013.

Corporate governance

King III

AngloGold Ashanti has made good progress in terms of meeting the requirements of King III during 2011 under the guidance of the Audit and Corporate Governance Committee, specifically relating to:

- training on the Code of Business Principles and Ethics (Our Code) across all levels of employees, to embed these ethical principles in the day-to-day behaviours and actions of employees and other stakeholders in the long-term. Training will remain a key focus area;
- the formalisation of the board chairman's duties and responsibilities;
- review and approval of materiality for integrated reporting purposes;
- approval of the IT governance framework, including an IT charter, policy and strategy; and
- development and approval of an alternative dispute resolution policy and processes.

There are however specific areas that require further refinement in order to fully comply with the requirements of King III. These include:

- **Publication of an integrated report:** The company will publish its first integrated annual report pertaining to the 2011 financial year. Given that this is the first such report, AngloGold Ashanti, like other public companies, will further refine its reporting process in order to meet evolving best practice and the expectations of its stakeholders regarding the integration of its reporting.
- **Implementation of a fully integrated combined assurance framework:** Implementation of a fully integrated audit process as part of an approved combined assurance framework began in 2011. The process will be refined over time to achieve the desired standard.
- **Identification of key laws, rules, codes and standards applicable to the company's operations and compilation of related compliance framework:** This process began during the third quarter of 2011 and is expected to be completed in 2012.
- **Risk and Information Integrity Committee:** This committee is responsible for the oversight of IT governance. Further refinement and alignment of the relevant IT committees is expected to be achieved during 2012.

The Institute of Directors has been contracted by AngloGold Ashanti to conduct an independent evaluation of the board chairman, and the board. The evaluation of the board committees will be carried out by way of self assessments. The evaluation process for 2011 has commenced and the findings will be reported to the board during 2012.

Governance of risk

Three out of four members of the Audit and Corporate Governance Committee also serve as members of the Risk and Information Integrity Committee which allows for the identification of common control themes and synergies between assurance processes, thereby ensuring that, where appropriate, these functions can leverage off one another.

The Audit and Corporate Governance Committee fulfils an oversight role regarding financial reporting risks, internal financial controls, fraud risk and information technology risks as they relate to financial reporting.

Looking forward

The Audit Corporate Governance Committee will continue to apply rigour and scrutiny in overseeing AngloGold Ashanti's integrated reporting processes, the effectiveness of the internal control environment underpinning these and the full implementation of the combined assurance model.

The Committee confirms that for the period under review, it discharged its duties and responsibilities in accordance with its terms of reference.

Prof Wiseman Nkuhlu
Chairman: Audit and Corporate Governance Committee

Risk management and risk factors

RISKS ARE MANAGED METHODICALLY AND EFFECTIVELY

The AngloGold Ashanti Board of Directors, the recently formed Risk and Information Integrity Committee, the Chief Executive Officer and the Executive Committee aim to ensure that risk is managed effectively via an on-going process for identifying, evaluating and managing significant threats and opportunities to meet business objectives.

Risk management is a central part of the group's strategic management and is the system whereby the risks associated with group activities are methodically addressed so as to achieve sustained benefit. Risk management is designed to increase the probability of success, and reduce both the failure potential and uncertainty associated with achieving the group's overall objectives. Specific objectives of the group risk management focus are to:

- avoid or reduce adverse threats to business objectives to an acceptable level and exploit beneficial opportunities to add sustained value to all group activities in line with group risk appetite and threshold levels;
- provide timely information on risk situations and appropriate risk responses for evaluation in terms of the business strategy to assist with meeting business objectives;
- reduce future operational performance uncertainty by minimising surprises and associated costs and losses;
- maintain a best practice group risk management system that is owned and championed at all levels of the organisation;
- monitor and report on group and industry risk trends and outcomes and ensure appropriate reporting to and briefing of the board and Executive Committee;
- improve the deployment of capital by using robust risk information to effectively assess overall capital needs and allocation; and
- ensure that risk management forms an integral part of normal business practice and engenders a culture of 'risk awareness' throughout the group.

The group risk management framework, approved by the board and implemented by management, comprises the following group risk management components:

- a policy statement that sets the tone for risk management within the group and prescribes the commitment, scope, objectives and required outcomes. This policy is set by the board;
- a plan, appropriate to the maturity of the group risk profile, prepared by management and approved annually by the recently formed Risk and Information Integrity Committee. Progress regarding implementation is reviewed regularly;
- a risk standard that details the approach and methodologies to be adopted, prescribes the minimum requirements applicable to group risk management for threats and opportunities, and defines the risk management structure. This standard is developed by management and set by the board upon recommendation by the Risk and Information Integrity Committee. The standard is reviewed and updated regularly;
- guidelines that provide supporting information and act as a user's manual for the risk management system adopted by the group. The guidelines, although not mandatory and not the only way to achieve the standard, are followed wherever appropriate and possible. Alternative means to achieve goals and objectives may be used, provided the guidelines are used to evaluate the adequacy of any alternative measures being considered. The guidelines are reviewed and updated regularly; and
- structure and accountabilities are defined in terms of risk owners, champions and task owners, as well as ownership of the risk management system and assurance. The roles and accountabilities for risk management are detailed in the terms of reference for the Risk and Information Integrity Committee and the group risk management framework.

Risk management and risk factors continued

AngloGold Ashanti's approach to the risk management system is based upon *ISO/DIS 31000: Risk Management Principles and Guidelines on Implementation.* It is aligned with group values, thereby promoting a culture of 'living our values' enhancing sustainability and maintaining the group's 'social licence to operate', and strategic business initiatives and processes. This system is an integral component of the group BPF.

In terms of King III, the board receives assurances from senior management regarding the effectiveness of the risk management process. Group internal audit provides a written assessment of the system of internal controls, internal financial controls and risk management. To do this, group internal audit conducts annual reviews to assess the adequacy of the risk management process examining:

- adherence to group risk management policy, the standard and guidelines;
- the risk management system and technologies against best practice information available;
- risk management performance measurement, monitoring and reporting processes against available best practice information;
- compliance with King III; and
- current approaches to risk management.

In so doing, group internal audit forms an opinion around the adequacy of the design of the risk management framework driving the risk management process, and ensures that the framework addresses the requirements of King III. It also confirms that the rollout and implementation of the framework is in line with the approved implementation plan. To meet these obligations group internal audit, working with business and technical development, has designed, tested and embarked upon a combined assurance review process that is risk-based and draws upon appropriate functional expertise.

Material risks and risk factors

The key risk areas that AngloGold Ashanti believes it is currently exposed to are detailed in the Annual Integrated Report 2011. Discussion of the most significant risk factors is provided on pages 116 to 139 of this report. FS

Tabulated below are the risk management commitments for 2012 that were approved by the Risk and Information Integrity Committee (R&IIC) in November 2011. These commitments relate to the risk management plan as required by King III and the committee's charter.

Group risk management plan – 2012

1.	**Risk management process**
	Continue to ensure a best practice enterprise-wide risk management system and to improve the system as appropriate to risk management maturity: • re-benchmark best practice risk management and methodologies externally within and outside the mining sector; • system integration points (compliance, incident review and linking); • interact with risk owners and champions to promote the success of the risk management system; and • focus on the opportunity component of the risk management process.
2.	**Risk management framework**
	Review and update the group risk management framework annually: • review and update, if necessary, group risk management policy statement and standard; • review and confirm risk tolerance and appetite; • review and approve the risk plan 2012; • maintain and update the risk structure and accountabilities; • review and update, if necessary, group risk management guidelines; and • promote the framework across the group globally.
3.	**Reporting and review**
	Fulfil risk management internal and external reporting requirements that include risk trends and emerging risk: • conduct quarterly risk reviews by the Executive Committee; • conduct quarterly risk reviews by the Risk and Information Integrity Committee; • review and update risk factors for annual financial reporting; and • assist with the sustainability materiality process and preparation of the sustainability report.

4.	Risk awareness

Foster the ‘risk awareness’ group culture:

- maintain, support, develop and encourage group risk management community of practice to assist with ‘risk awareness’ group culture and include information on emerging risks;
- place greater focus on emerging risk identification and awareness;
- encourage senior management review of top risk status and action during all site visits;
- encourage functional (discipline) reviews of the risk assessment and management process; and
- develop the group risk knowledge base of catastrophic risk.

5.	Group risk register, AuRISK

Support, maintain and enhance the group risk register, AuRISK:

- review and update AuRISK data with a particular focus on the key risks and a rigorous focus on risk response information;
- incorporate additional linkages to business processes as necessary;
- improve current treatment accountability mapping and reporting;
- fully activate AuRISK automated email notifications;
- support the asset integrity process component of the BPF within AuRISK;
- support the insurance audit process within AuRISK; and
- link incident information to risks within AuRISK.

6.	Risk system training and assessment facilitation

Conduct and encourage risk management training as appropriate as well as annual risk assessment workshops:

- maintain and update risk management training materials;
- train and support the group risk management system that includes AuRISK at corporate, regional and operational level as appropriate;
- conduct annual risk assessment workshops at operations, projects and greenfields exploration to identify and assess risks to delivery on business plans and project deliverables;
- facilitate corporate and regional risk workshops to identify and assess risks to strategy; and
- identify and promote suitable external risk training courses.

7.	Business continuity management

Enhance group business continuity management:

- develop master business continuity plans for each disaster-type scenario; and
- create an intranet-based community of practice to support the development of business continuity plans throughout the group.

8.	Integration

Further integrate the risk management system into core business processes:

- strategic planning risk and project evaluation and assessment;
- sustainability by encouraging identification, assessment and management of material risks to maintain AngloGold Ashanti’s ‘social licence to operate’;
- work with, support and participate in the combined assurance review process at selected operations;
- conduct audits to provide assurance to the board and management (per King III);
- identify methods of providing a portfolio profile for group projects and operations;
- examine and support quantitative risk assessment techniques as appropriate;
- determine key performance indicator views for group projects and operations;
- prepare risk management budget; and
- participate in business strategic planning and value enhancement programmes to encourage consideration of risks in regional strategies and operational business plans as well as project commitments.

9.	Assurance

Conduct audits to provide assurance to the board and management, as per King III requirements, that the risk management system is effective, the risk plan is being implemented, and that risk treatment and response strategies are sufficient.

Risk factors

This section describes many of the risks that could affect AngloGold Ashanti. There may however be additional risks unknown to AngloGold Ashanti and other risks, currently believed to be immaterial, that could turn out to be material. These risks, either individually or simultaneously, could significantly affect the group's business, financial results and the price of its securities.

Risks related to AngloGold Ashanti's results of operations and its financial condition as a result of factors that impact the gold mining industry generally.

Commodity market price fluctuations could adversely affect the profitability of operations.

AngloGold Ashanti's revenues are primarily derived from the sale of gold and, to a lesser extent uranium, silver and sulphuric acid. The company's current policy is to sell its products at prevailing market prices and not to enter into price hedging arrangements. The market prices for these commodities fluctuate widely. These fluctuations are caused by numerous factors beyond the company's control. For example, the market price of gold may change for a variety of reasons, including:

- speculative positions taken by investors or traders in gold;
- monetary policies announced or implemented by central banks, including the US Federal Reserve;
- changes in the demand for gold as an investment or as a result of leasing arrangements;
- changes in the demand for gold used in jewellery and for other industrial uses, including as a result of prevailing economic conditions;
- changes in the supply of gold from production, divestment, scrap and hedging;
- financial market expectations regarding the rate of inflation;
- strength of the US dollar (the currency in which the gold price trades internationally) relative to other currencies;
- changes in interest rates;
- actual or anticipated sales or purchases of gold by central banks and the International Monetary Fund;
- gold hedging and de-hedging by gold producers;
- global or regional political or economic events; and
- the cost of gold production in major gold producing countries.

The market price of gold has been and continues to be significantly volatile. During 2011, the gold price traded from a low of $1,313/oz to a high of $1,900/oz. On 30 December 2011, the closing price was $1,563/oz. The price of gold is often subject to sharp, short-term changes as a result of speculative activities. For example, in early March 2012, the price of gold dropped by almost $100/oz in one day. While the overall supply of and demand for gold can affect its market price, the considerable size of historical mined stocks of the metal means that these factors typically do not affect the gold price in the same manner or degree as for other commodities. In addition, the shift in demand from physical gold to investment and speculative demand may exacerbate the volatility of the gold price.

In 2011, price volatility dampened demand in the key jewellery markets of India and China, which both experienced mixed fortunes during the year. In the fourth quarter of 2011 and into 2012, gold appeared to trade as a risk asset, experiencing selling pressure in times of heightened turmoil, rather than as the safe haven asset it is generally deemed to be.

A sustained period of significant gold price volatility may adversely affect the company's ability to evaluate the feasibility of undertaking new capital projects, or the continuing of existing operations, or to make other long-term strategic decisions. The use of lower gold prices in reserve calculations and life-of-mine plans could result in material write-downs of the company's investment in mining properties and increased amortisation, reclamation and closure charges.

The spot price of uranium has been significantly volatile in past years. During 2011, the price varied between a low of about $47/lb and a high of $72/lb. Uranium prices can be affected by several factors, including demand for nuclear reactors, uranium production shortfalls and restocking by utilities. Events like those surrounding the earthquake and tsunami that occurred in Japan in 2011 can also have a material impact on the price of and demand for uranium.

The price of silver has also experienced significant fluctuations. From a low of $26/oz in January 2011, the price rose steadily to reach a high of $49/oz in April 2011. By December 2011, the price had dropped to around $28/oz again. Factors affecting the price of silver include investor demand, physical demand for silver bars, industrial and retail off take, and silver coin minting.

If revenue from sales of gold, uranium, silver and sulphuric acid falls below the cost of production for an extended period,

AngloGold Ashanti may experience losses and be forced to change its dividend payment policies and curtail or suspend some or all of its exploration capital projects and existing operations. Declining commodities prices may also force a reassessment of the feasibility of a particular project, which could cause substantial delays or interrupt operations until the reassessment can be completed.

Foreign exchange fluctuations could have a material adverse effect on operational results and financial condition.

Gold is principally a dollar-priced commodity and most of the company's revenues are realised in, or linked to, dollars while production costs are largely incurred in the local currency where the relevant operation is located. Given the company's global operations and local foreign exchange regulations, some of its funds are held in local currencies, such as the South African rand, Ghanaian cedi, Brazilian real, Argentinean peso and the Australian dollar. The weakening of the dollar, without a corresponding increase in the dollar price of gold against these local currencies, results in higher production costs in dollar terms. Conversely, the strengthening of the dollar, without a corresponding decrease in the dollar price of gold against these local currencies, yields lower production costs in dollar terms.

Exchange rate movements may have a material impact on AngloGold Ashanti's operating results. For example, a 1% strengthening of either the South African rand, Brazilian real, the Argentinean peso and the Australian dollar against the US dollar will, other factors remaining equal, result in an increase in total cash costs under IFRS of nearly $5 per ounce or approximately 1% of the company's total cash costs. The impact on cash costs determined under US GAAP may be different.

The profitability of operations and the cash flows generated by these operations are significantly affected by fluctuations in input production prices, many of which are linked to the prices of oil and steel.

Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagents, explosives, tyres, steel and mining equipment consumed in mining operations form a relatively large part of the operating costs and capital expenditure of any mining company.

AngloGold Ashanti has no influence over the cost of these consumables, many of which are linked to some degree to the price of oil and steel.

The price of oil has recently been volatile, fluctuating between $94.2 and $122.6/barrel of Brent crude in 2011. AngloGold Ashanti estimates that for each $1/barrel rise in the oil price, other factors remaining equal, the average cash costs under IFRS of all its operations increases by about $0.70/oz with the cash costs of certain of the company's mines, particularly Geita, Cripple Creek & Victor, Siguiri and Sadiola, which, being more dependent on fuel, are more sensitive to changes in the price of oil.

Furthermore, the price of steel has also been volatile. Steel is used in the manufacture of most forms of fixed and mobile mining equipment, which is a relatively large contributor to the operating costs and capital expenditure of a mine. For example, the price of flat hot rolled coil (North American Domestic FOB) steel traded between $635/t and $875/t in 2011.

Fluctuations in oil and steel prices have a significant impact on operating costs and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable.

Energy cost increases and power fluctuations and stoppages could adversely impact the company's results of operations and its financial condition.

Increasing global demand for energy, concerns about nuclear power, and the limited growth of new supply are impacting the price and supply of energy. The transition of emerging markets to higher energy consumption, carbon taxation as well as unrest and potential conflict in the Middle East could result in constrained supply and sharply escalating oil and energy prices.

AngloGold Ashanti's mining operations are substantially dependent upon electrical power generated by local utilities or by power plants situated at some of its operations. The unreliability of these local sources of power can have a material effect on the company's operations, as large amounts of power are required for exploration, development, extraction, processing and other mining activities on the company's properties.

In South Africa, the company's operations are dependent on electricity supplied by one national power generation company, Eskom the state-owned utility. Electricity is used for most business and safety-critical operations that include cooling, hoisting and dewatering. Loss of power could therefore impact production, employee safety and prolonged outages could lead to flooding of workings and ore sterilisation. In 2008, Eskom

warned it could no longer guarantee the availability of electricity to the South African mining industry. A warning of the 'very high' risk of blackouts was re-issued at the start of 2011. While a national energy conservation programme is in place, Eskom cannot guarantee that there will be no power interruptions. In 2008, AngloGold Ashanti and other mining companies operating in South Africa were forced to temporarily suspend mining operations at their mines, after which the company implemented various initiatives at its South African mines to reduce electricity consumption while operating at full capacity. AngloGold Ashanti cannot offer assurance that the power supply to its South African operations will not be curtailed or interrupted again.

Eskom and the National Energy Regulator of South Africa (NERSA) recognise the need to increase electricity supply capacity and a series of tariff increases and proposals have been enacted to assist in the funding of this expansion. In 2010, NERSA approved an annual increase of 24.8% for 2010, 25.8% for 2011 and 25.9% for 2012 and is now reportedly considering requesting another two similar increases, one each in 2013 and 2014. As energy represents a large proportion of the company's operating costs in South Africa, these increases have an adverse impact on the cash costs of its South African operations.

The company has also identified a risk of energy shortages in Argentina and the DRC. Furthermore, the company's operations in Ghana depend on hydroelectric power supplied by the state-controlled Volta River Authority (VRA), which is supplemented by thermal power from the Takoradi plant and a smaller unit at Tema. During periods of below average inflows from the Volta reservoir, electricity supplies from the Akosombo Dam, the VRA's primary generation source, may be curtailed as occurred in 1998, 2006 and the first half of 2007. During periods of limited electricity availability, the grid is subject to disturbances and voltage fluctuations which can damage equipment. In the past, the VRA has obtained power from neighbouring Côte d'Ivoire, which has intermittently experienced political instability and civil unrest. AngloGold Ashanti negotiates rates directly with the VRA and there can be no assurance that the VRA will agree to a satisfactory rate during future rounds of negotiations.

The company's mining operations in Guinea, Tanzania and Mali are dependent on power supplied by outside contractors and supplies of fuel are delivered by road. Power supplies have been disrupted in the past, resulting in production losses due to equipment failure.

Increased energy prices could negatively impact operating costs and cash flow of AngloGold Ashanti's operations.

Global economic conditions could adversely affect the profitability of operations.

AngloGold Ashanti's operations and performance depend significantly on worldwide economic conditions. The global financial markets have recently experienced increased volatility due to uncertainty surrounding the level and sustainability of the sovereign debt of various countries. In addition, some economists, observers and market participants have expressed concern regarding the sustainability of the European Monetary Union and its common currency, the euro, in their current form. These conditions and other disruptions to international credit markets and financial systems have caused a loss of investor confidence and resulted in widening credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Despite the aggressive measures taken by governments and central banks thus far, economic recovery has been extremely slow. A significant risk remains that these measures may not prevent the global economy from falling back into an even deeper and longer lasting recession or even a depression.

A global economic downturn may have follow-on effects on AngloGold Ashanti's business that include inflationary cost pressures and commodity market fluctuations.

Other effects could, for example, include:

- the insolvency of key suppliers or contractors which could result in contractual breaches and in a supply chain break-down;
- the insolvency of our joint venture partners which could result in contractual breaches and disruptions at the operations of our joint ventures;
- other income and expense which could vary materially from expectations, depending on gains or losses realised on the sale or exchange of financial instruments, and impairment charges may be incurred with respect to our investments;
- AngloGold Ashanti's defined benefit pension fund may not achieve expected returns on its investments, which could require the company to make substantial cash payments to fund any resulting deficits;
- a reduction in the availability of credit which may make it more difficult for the company to obtain financing for its operations and capital expenditures or make that financing more costly; and

- exposure to the liquidity and insolvency risks of the company's lenders and customers which could negatively affect AngloGold Ashanti's financial condition and operational results.

Uncertainty regarding global economic conditions may increase volatility or negatively impact the market value of the company's securities.

Inflation may have a material adverse effect on results of operations.

General inflationary pressures affecting the mining industry and accelerating inflation across South American jurisdictions resulted in significant cost pressure during 2011. In Argentina in particular, rising inflation resulted in higher labour costs and consumables costs in 2011, which could adversely affect procurement and recruitment activities as well as labour relations in 2012.

Most of AngloGold Ashanti's operations are located in countries that have experienced high rates of inflation during certain periods.

It is possible that significantly higher future inflation in the countries in which the company operates may result in an increase in operational costs in local currencies (without a concurrent devaluation of the local currency of operations against the dollar or an increase in the dollar price of gold). This could have a material adverse effect upon the company's results of operations and its financial condition.

Significantly higher and sustained inflation, with a consequent increase in operational costs, could result in the rationalisation of higher cost mines or projects.

Mining companies face many risks related to the development of mining projects that may adversely affect the company's results of operations and profitability.

The profitability of mining companies depends partly on the actual costs of developing and operating mines, which may differ significantly from estimates determined at the time the relevant project was approved following completion of its feasibility study. Development of mining projects may also be subject to unexpected problems and delays that could increase the development and operating costs of the relevant project.

AngloGold Ashanti's decision to develop a mineral property is typically based on the results of a feasibility study, which estimates anticipated economic returns from the project. These estimates are based on assumptions regarding:

- future prices of gold, uranium, silver and other metals;
- future currency exchange rates;
- tonnage, grades and metallurgical characteristics of ore to be mined and processed;
- anticipated recovery rates of gold, uranium, silver and other metals extracted from the ore;
- anticipated capital expenditure and cash operating costs; and
- required return on investment.

Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. Operating costs and capital expenditure are to a significant extent driven by the cost of commodity inputs consumed in mining, including fuel, chemical reagents, explosives, tyres and steel, and also by credits from by-products, such as silver and uranium. They could also fluctuate considerably as a result of changes in the prices of mining equipment used in the construction and operation of mining projects.

There are a number of uncertainties inherent in the development and construction of a new mine or the extension to an existing mine. In addition to those discussed above, these uncertainties include the:

- timing and cost of construction of mining and processing facilities, which can be considerable;
- availability and cost of mining and processing equipment;
- availability and cost of skilled labour, power, water and transportation;
- availability and cost of appropriate smelting and refining arrangements;
- requirement and time needed to obtain the necessary environmental and other governmental permits; and
- availability of funds to finance construction and development activities.

The remote location of many mining properties, permitting requirements and/or delays, third-party legal challenges to individual mining projects and broader social or political opposition to mining may increase the cost, timing and complexity of mine development and construction. New mining operations could experience unexpected problems and delays during the development, construction, commissioning and commencement of production.

For example, a number of targets for greenfield exploration were missed in 2010, especially those relating to resource drilling and prefeasibility studies at La Colosa and Gramalote in Colombia and at Central Mongbwalu in the DRC. The total number of metres drilled in Colombia was significantly lower than expected due to delays in the approval of the necessary environmental (water use) and access permits. Contractual and legal issues delayed the start of regional exploration drilling on the Kilo joint venture in the DRC until the fourth quarter of 2010.

Accordingly, AngloGold Ashanti's future development activities may not result in the expansion or replacement of current production, or one or more new production sites or facilities may be less profitable than anticipated or may be loss-making.

The company's operating results and financial condition are directly related to the success of its project developments. A failure in the company's ability to develop and operate mining projects in accordance with, or in excess of, expectations could negatively impact its results of operations, as well as its financial condition and prospects.

Mining companies face uncertainty and risks in exploration, feasibility studies and other project evaluation activities.

AngloGold Ashanti must continually replace Ore Reserve depleted by mining and production to maintain or increase gold production levels in the long term. This is undertaken by exploration activities that are speculative in nature. The ability of the company to sustain or increase present levels of gold production depends in part on the success of its projects.

Feasibility studies and other project evaluation activities necessary to determine the current or future viability of a mining operation are often unproductive. Such activities often require substantial expenditure on exploration drilling to establish the presence, extent and grade (metal content) of mineralised material. AngloGold Ashanti undertakes feasibility studies to estimate the technical and economic viability of mining projects and to determine appropriate mining methods and metallurgical recovery processes. These activities are undertaken to estimate the Ore Reserve.

Once mineralisation is discovered it may take several years to determine whether an adequate Ore Reserve exists, during which time the economic feasibility of the project may change due to fluctuations in factors that affect both revenue and costs, including:

- future prices of metals and other commodities;
- future foreign currency exchange rates;
- the required return on investment as based on the cost and availability of capital; and
- applicable regulatory requirements, including environmental, health and safety matters.

Feasibility studies also include activities to estimate the anticipated:

- tonnages, grades and metallurgical characteristics of the ore to be mined and processed;
- recovery rates of gold, uranium and other metals from the ore; and
- capital expenditure and cash operating costs.

These estimates depend on assumptions made on available data. Ore Reserve estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the mineral occurrence and on available sampling results. Further exploration and feasibility studies can result in new data becoming available that may change previous Ore Reserve estimates and impact the technical and economic viability of production from the project. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves resulting in revisions to previous Ore Reserve estimates. These revisions could impact depreciation and amortisation rates, asset-carrying amounts, provisions for close-down, restoration and environmental clean-up costs.

AngloGold Ashanti undertakes annual revisions to its Ore Reserve estimates based upon actual exploration and production results, depletion, new information on geology, model revisions and fluctuations in production, economic assumptions and operating and other costs. These factors may result in reductions in Ore Reserve estimates, which could adversely affect life-of-mine plans and consequently the total value of the company's mining asset base. Ore Reserve restatements could negatively affect the company's results of operations, as well as its financial condition and prospects.

The increased demand for gold and other commodities, combined with a declining rate of discovery of new gold Ore Reserve in recent years, has resulted in the accelerated

depletion of the existing Ore Reserve across the global gold sector. AngloGold Ashanti therefore faces intense competition for the acquisition of attractive mining properties. From time to time, the company evaluates the acquisition of an Ore Reserve, development properties or operating mines, either as stand-alone assets or as part of companies. AngloGold Ashanti's decision to acquire these properties has been based on a variety of factors including historical operating results, estimates and assumptions regarding the extent of the Ore Reserve, cash and other operating costs, gold prices, projected economic returns and evaluations of existing or potential liabilities associated with the relevant property and its operations and how these factors may change in future. Other than historical operating results, these factors are uncertain and could have an impact on revenue, cash and other operating costs, as well as the process used to estimate the Ore Reserve.

As a result of these uncertainties, exploration and acquisitions by the company may not result in the expansion or replacement of current production or the maintenance of its existing Ore Reserve net of production or an increase in Ore Reserve. AngloGold Ashanti's results of operations and its financial condition are directly related to the success of its exploration and acquisition efforts and its ability to replace or increase the existing Ore Reserve. If the company is not able to maintain or increase its Ore Reserve, its results of operations, as well as its financial condition and prospects could be adversely affected.

Mining companies face many risks related to their operations that may adversely impact cash flows and overall profitability.

Gold mining is susceptible to events that may adversely impact a mining company's ability to produce gold and meet production targets. These events include, but are not limited to:

- environmental, as well as health and safety hazards, including dust generation, discharge of metals, pollutants, radioactivity or hazardous chemicals; industrial accidents or accidents during transportation;
- ground and surface water pollution;
- social or community disputes or interventions;
- security incidents;
- surface or underground fires or explosions;
- electrocution;
- falls from heights and accidents relating to mobile machinery, including shaft conveyances and elevators, drilling blasting and mining operations;
- labour force disputes and disruptions;
- loss of information integrity or data;
- activities of illegal or artisanal miners;
- material and equipment availability;
- mechanical failure or breakdowns and ageing infrastructure;
- failure of unproven or evolving technologies;
- human error;
- energy and electrical power supply interruptions or rationing;
- unusual or unexpected geological formations, ground conditions, including lack of mineable face length, and ore-pass blockages;
- water ingress and flooding;
- process water shortages;
- metallurgical conditions and gold recovery;
- unexpected decline of ore grade;
- unanticipated increases in gold lock-up and inventory levels at heap-leach operations;
- fall-of-ground accidents in underground operations;
- cave-ins, sinkholes, subsidence, rock falls, rock bursts, or landslides;
- failure of mining pit slopes, heap-leach facilities, water or solution dams, waste stockpiles and tailings dam walls;
- legal and regulatory restrictions and changes to such restrictions;
- safety-related stoppages;
- gold bullion theft;
- corruption, fraud and theft;
- seismic activity; and
- other natural phenomena, such as floods, droughts or weather conditions, potentially exacerbated by climate change.

Seismic activity is of particular concern in underground mining operations, particularly in South Africa due to the extent and extreme depth of mining, and also in Australia and Brazil due to the depth of mining and residual tectonic stresses. Despite modifications to mine layouts and support technology, as well as other technological improvements employed with a view to minimising the incidence and impact of seismic activity, seismic events have caused death

and injury to employees and contractors and may do so again in future.

Seismic activity may also cause the loss of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, environmental damage and potential legal liabilities at operations where seismic activity may be a factor. As a result, these events may have a material adverse effect on AngloGold Ashanti's results of operations and financial condition.

For example, in early 2011, mining of the Ventersdorp Contact Reef shaft pillar at TauTona was suspended following a significant seismic event. New equipment had to be purchased and the shutdown contributed to the decline in the operational output of the mine as compared to the previous year.

In the past, floods have also disrupted the operations of some of our mines. For example, unprecedented heavy rains in February and March 2011 in Australia flooded the Sunrise Dam Gold Mine and forced a temporary shutdown of operations. The flood event impacted underground production for approximately four months and open pit production for approximately six months. Full costs were incurred despite the shutdown, as the mining contractors worked on remedial activities to repair damage and rehabilitate flooded areas. The considerable remedial work required adversely impacted cash costs per ounce and the impact of the flood event and the pit wall failure together significantly reduced planned production at the plant.

Water scarcity has been identified as a significant risk at AngloGold Ashanti's US operation. Production at the Cripple Creek & Victor Gold Mining Company's Cresson Project continued to be affected by a severe drought in 2011. The lack of water reduced percolation through the heap-leach pad, which curtailed production and productivity.

Mining companies' operations are vulnerable to infrastructure constraints.

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable rail, ports, roads, bridges, power sources, power transmission facilities and water supply are critical to our business operations and affect capital and operating costs.

Interferences in the maintenance or provision of infrastructure, including unusual weather phenomena, sabotage and social unrest, could impede the company's ability to deliver its products on time and adversely affect AngloGold Ashanti's business, financial condition and results of operation.

Establishing infrastructure for the company's development projects requires significant resources, identification of adequate sources of raw materials and supplies, and necessary co-operation from national and regional governments, none of which can be assured.

AngloGold Ashanti has operations or potential development projects in countries where government-provided infrastructure may be inadequate and regulatory regimes for access to infrastructure may be uncertain, which could adversely impact the efficient operation and expansion of our business. There is no guarantee that AngloGold Ashanti will secure and maintain access to adequate infrastructure in the future, nor that it can do so on reasonable terms.

We face strong competition from our peers.

The mining industry is competitive in all of its phases. AngloGold Ashanti competes with other mining companies and individuals for specialised equipment, components and supplies necessary for exploration and development, for mining claims and leases on exploration properties and for the acquisition of mining assets. These competitors may have greater financial resources, operational experience and technical capabilities than AngloGold Ashanti. Competition may increase AngloGold Ashanti's cost of acquiring suitable claims, properties and assets, should they become available to the company.

Mining companies are subject to extensive health and safety laws and regulations.

Gold mining operations are subject to a variety of industry-specific health and safety laws and regulations depending on which jurisdiction they are in. These laws and regulations are designed to protect and improve the safety and health of employees. AngloGold Ashanti is also in the process of implementing an enhanced safety programme, including improved incident investigation and reporting systems, which could result in significant additional costs for the company.

From time to time, new or improved health and safety laws and regulations are introduced in jurisdictions in which AngloGold Ashanti operates. Should compliance with new standards require a material increase in expenditure or material interruptions to operations or production, including as a result of any temporary failure to comply with applicable regulations,

the results of operations and the financial condition of the company could be adversely affected.

In some of the jurisdictions in which we operate, the government enforces compulsory shutdowns of operations to enable investigations into the cause of accidents at those operations. Certain of the company's operations have been temporarily suspended for safety reasons in the past. In South Africa, in particular, so-called Section 54 safety stoppages have become a significant issue. In 2011, the Inspector of Mines ordered the shutdown of entire mines in cases of relatively minor violations, which had a material impact on production at these mines. In particular, the Inspector issued Kopanang 11 Section 54 directives during the year. Each directive resulted in Kopanang suspending operations either fully or partially in order to comply with the inspector's recommendations on safety. A working group comprising the inspectorate, the mining industry and organised labour has been formed to address the trend of increasing safety stoppages.

AngloGold Ashanti's reputation as a responsible company and employer could be damaged by any significant governmental investigation or enforcement of health and safety standards. Any of these factors could have a material adverse effect on the company's results of operations and financial condition.

Mining companies are increasingly required to consider and take steps to develop in a sustainable manner and to provide benefits to the communities and countries in which they operate. Failure to consider such requirements can result in legal suits, additional operational costs, adverse reactions by investors and otherwise adversely impact mining companies' financial condition and social licence to operate.

As a result of public concern about the perceived ill effects of economic globalisation, businesses in general and large multinational mining corporations such as AngloGold Ashanti in particular face increasing public scrutiny of their activities.

These businesses are under pressure to demonstrate that while they seek a satisfactory return on investment for shareholders, human rights are respected and other social partners, including employees, host communities and more broadly the countries in which they operate, also benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have, or have, a high impact on their social and physical environment. The potential consequences of these pressures and the adverse publicity in cases where companies are believed not to be creating sufficient social and economic benefit may result in additional operating costs, reputational damage, active community opposition, allegations of human rights abuses, legal suits and investor withdrawal.

Existing and proposed mining operations are often located at or near existing towns and villages, natural water courses and other infrastructure. As the impacts of water pollution or shortage, in particular, may be immediate and directly adverse to those communities, poor management of either the supply or the quality of water can result in community protest, regulatory sanctions or ultimately in the withdrawal of community and government support for company operations. For example, opposition to mining activity in the Tolima province of Colombia, which hosts the La Colosa deposit, has centred on the perception that large-scale mining activity will have a detrimental impact on the region's river systems. Mining operations must therefore be designed to minimise their impact on such communities and the environment, either by changing mining plans to avoid such impact, by modifying mining plans and operations, or by relocating the affected people to an agreed location. Responsive measures may also include agreed levels of compensation for any adverse impact ongoing mining operations may continue to have upon the community.

In addition, as AngloGold Ashanti has a long history of mining operations in certain regions, issues may arise regarding historical as well as potential future environmental impacts to those areas. For example, certain parties, including NGOs, community groups and institutional investors, have raised concerns about surface and groundwater quality, among other issues, in the area surrounding the company's Obuasi and Iduapriem mines in Ghana, including potential impacts to local rivers and wells used for water from heavy metals, arsenic and cyanide as well as sediment and mine rock waste. Following temporary shutdowns at both mines in 2010, the company has made improvements in effluent quality management and constructed new tailings impoundments to reduce the risk of incidents that have the potential to degrade local water sources. AngloGold Ashanti is continuing to investigate allegations of impacts by the company's operations on water quality in mining areas and to consider, as appropriate, potential additional responsive actions such as remediation, engineering and operational changes at the mine sites and community outreach programmes.

Disputes with surrounding communities may also affect mining operations by the restriction of access to supplies and of the workforce to mining operations. The mines access to land may be subject to the rights or asserted rights of various community stakeholders, including indigenous people. In some cases, AngloGold Ashanti has had difficulty gaining access to new land because of perceived poor community compensation practices. For example, compensation remains a significant area of concern in Siguiri in Guinea. In 2011, a violent community protest interrupted operations for three days, which contributed to the project's decline in production as compared to 2010. Delays in projects attributable to a lack of community support can translate directly into a decrease in the value of a project or into an inability to bring the project to production.

The cost of measures and other issues relating to the sustainable development of mining operations could place significant demands on personnel resources, could increase capital and operating costs and could have an adverse impact upon AngloGold Ashanti's reputation, results of operations and financial condition.

Mining companies are subject to extensive environmental laws and regulations.

Mining companies are subject to extensive environmental laws and regulations in the various jurisdictions in which they operate. These regulations establish limits and conditions on a producer's ability to conduct its operations and govern, among other things, extraction, use and conservation of water resources; air emissions (including dust control) and water treatment and discharge; regulatory and community reporting; clean-up of contamination; worker safety and community health; and the generation, transportation, storage and disposal of solid and hazardous wastes, such as acids, radioactive materials, and mine tailings.

The cost of compliance with environmental laws and regulations is expected to continue to be significant to AngloGold Ashanti. AngloGold Ashanti could incur fines, penalties and other sanctions, clean-up costs, and third-party claims for personal injury or property damages; suffer reputational damage; and be required to install costly pollution control equipment or to modify or suspend operations, as a result of actual or alleged violations or liabilities under environmental laws and regulations. In addition, unknown environmental hazards may exist on the company's properties which may have been caused by previous owners or by existing operators.

For example, in 2010 AngloGold Ashanti's Obuasi mine in Ghana suspended gold processing operations for five days to implement a revised water management strategy aimed at reducing contaminants contained in its discharge. Furthermore, following a temporary suspension of operations at the Iduapriem mine, the company with the approval of the Ghana Environmental Protection Agency constructed an interim tailings storage facility for tailings deposition for a year while the greenfields tailings storage facility was being constructed. In addition, the company is currently investigating allegations of impacts on water quality in the area of these mines.

Failure to comply with applicable environmental laws and regulations may also result in the suspension or revocation of permits. AngloGold Ashanti's ability to obtain and maintain permits and to successfully operate in particular communities may be adversely impacted by real or perceived effects on the environment or human health and safety associated with AngloGold Ashanti's or other mining companies' activities.

Environmental laws and regulations are continually changing and are generally becoming more restrictive. Changes to AngloGold Ashanti's environmental compliance obligations or operating practices could adversely affect the company's rate of production and revenue. Variations in laws and regulations, assumptions made to estimate liabilities, standards or operating procedures, more stringent emission or pollution thresholds or controls, or the occurrence of unanticipated conditions, may require operations to be suspended or permanently closed, and could increase AngloGold Ashanti's expenses and provisions. These expenses and provisions could adversely affect the company's results of operations and its financial condition.

For example, the use of sodium cyanide in metallurgical processing is under increasing environmental scrutiny and is prohibited in certain jurisdictions. As there are few, if any, effective substitutes in extracting gold from the ore, any ban or material restrictions on the use of sodium cyanide in mining operations in the jurisdictions where AngloGold Ashanti conducts its operations could adversely affect the company's results of operations and its financial condition. In addition, leaks or discharges of sodium cyanide or other hazardous materials could result in clean-up liabilities that may not be covered by insurance.

AngloGold Ashanti's operations are heavily dependent upon access to substantial volumes of water for use in the mining and extractive processes and typically are subject to water-use permits that govern usage and require, among other things, that mining operations maintain certain water quality upon discharge. Water quality and usage are areas of concern globally, but are particularly significant for operations in Ghana and South Africa, and for exploration projects in Colombia, where there is significant potential environmental and social impact and a high level of stakeholder scrutiny. Any failure to secure access to suitable water supplies, or achieve and maintain compliance with the requirements of the permits or licences could result in curtailment or halting of production at the affected operation. Incidents of water pollution or shortage can, in extreme cases, lead to community protest and ultimately to the withdrawal of community and government support for the company's operations.

Mining and mineral processing operations generate waste rock and tailings. The impact of a breach, leak or other failure of a tailings storage facility can be significant. An incident at AngloGold Ashanti's operations could lead to, among other things, obligations to remediate environmental contamination and claims for property damage and personal injury. Incidents at other companies' operations could result in governments tightening regulatory requirements and restricting mining activities.

In addition, mining companies are required by law to close their operations at the end of the mine life and rehabilitate the lands mined. Estimates of total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on life-of-mine profiles, changing inflation and discount rate assumptions, changing designs of tailing storage facilities and current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they become known, probable and can be reasonably estimated. Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental obligations, which could have an adverse impact on AngloGold Ashanti's financial condition.

Costs associated with rehabilitating land disturbed by mining processes and addressing environmental, health and community issues are estimated and financial provision made based upon current available information. Estimates may, however, be insufficient and further costs may be identified at any stage. Any underestimated or unidentified rehabilitation costs would reduce earnings and could materially and adversely affect the company's asset values, earnings and cash flows.

Compliance with emerging climate change regulations could result in significant costs and climate change may present physical risks to a mining company's operations.

Greenhouse gases, (GHGs), are emitted directly by AngloGold Ashanti's operations, as well as by external utilities from which AngloGold Ashanti purchases power. Currently, a number of international and national measures to address or limit GHG emissions, including the Kyoto Protocol, the Copenhagen Accord and the Durban Platform, are in various phases of discussion or implementation in the countries in which the company operates. In particular, the Durban Platform commits all parties to the conference to develop a global mitigation regime which could take effect in 2020, with the specific terms of that legally binding accord, including individual targets, to be finalised by 2015.

These, or future, measures could require AngloGold Ashanti to reduce its direct GHG emissions or energy use or to incur significant costs for GHG emissions permits or taxes or have these costs or taxes passed on by electricity utilities which supply the company. AngloGold Ashanti also could incur significant costs associated with capital equipment, GHG monitoring and reporting and other obligations to comply with applicable requirements.

For example, Australia has passed legislation that will implement a carbon trading scheme commencing in July 2012. Other countries, including South Africa, Brazil and the United States, have passed or are considering GHG trading or tax schemes and/or other regulation of GHG emissions, though the precise impact on AngloGold Ashanti's operations cannot yet be determined.

In addition, AngloGold Ashanti's operations could be exposed to a number of physical risks from climate change, such as changes in rainfall rates, rising sea levels, reduced water availability, higher temperatures and extreme weather events. Events or conditions such as flooding or inadequate water supplies could disrupt mining and transport operations, mineral processing and rehabilitation efforts, could create resource shortages and could damage the company's property or equipment and increase health and safety risks on site.

Such events or conditions could have other adverse effects on the company's workforce and on the communities around our mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease.

Compliance with emerging 'conflict minerals' legislation could result in significant costs.

There is increasing legislation and initiatives relating to 'conflict' and 'responsible' gold that include the: US Dodd-Frank Act; World Gold Council Conflict Free Gold Standard; Organisation for Economic Cooperation and Development Due Diligence Guidelines for Responsible Supply Chain of Minerals from Conflict-Affected and High-Risk Areas; and London Bullion Market Association Responsible Gold Guidance. This may result in the increased cost of demonstrating compliance and difficulties in the sale of gold emanating from certain areas, such as the Democratic Republic of the Congo (DRC) and its neighbours. The complexities of the gold supply chain, especially as they relate to 'scrap' or recycled gold, and the fragmented and often unregulated supply of artisanal and small-scale mined gold are such that there may be significant uncertainties at each stage in the chain as to the provenance of the gold, and as a result of uncertainties in the process, the costs of due diligence and audit, or the reputational risks of defining their product or a constituent part as containing a 'conflict mineral' would be too burdensome for the company's customers. Accordingly, manufacturers may decide to switch supply sources or to substitute gold with other minerals not covered by the initiatives. This could have a material negative impact on the gold industry, including on AngloGold Ashanti's financial results.

Mining operations and projects are vulnerable to supply chain disruption with the result that operations and development projects could be adversely affected by shortages of, as well as the lead times to deliver, strategic spares, critical consumables, mining equipment or metallurgical plant.

AngloGold Ashanti's operations and development projects could be adversely affected by both shortages and long lead times to deliver strategic spares, critical consumables, mining equipment and metallurgical plant. Import restrictions, such as those introduced by the Argentine government in 2011, can also delay the delivery of parts and equipment.

In the past, the company and other gold mining companies experienced shortages in critical consumables, particularly as production capacity in the global mining industry expanded in response to increased demand for commodities. AngloGold Ashanti has also experienced increased delivery times for these items. Shortages have resulted in unanticipated price increases and production delays and shortfalls, resulting in a rise in both operating costs and in the capital expenditure necessary to maintain and develop mining operations.

Individually, AngloGold Ashanti and other gold mining companies have limited influence over manufacturers and suppliers of these items. In certain cases there are a limited number of suppliers for certain strategic spares, critical consumables, mining equipment or metallurgical plant who command superior bargaining power relative to the company. The company could at times face limited supply or increased lead time in the delivery of such items.

For example, poor availability of drill rigs, heavy machinery and fleet equipment hampered underground drilling and overall operational performance at the Serra Grande mine in Brazil in 2011. In addition, the unreliability of oxygen and lime supply similarly affected production at the Vaal River and West Wits Surface Operations in South Africa throughout the year.

The company's procurement policy is to source mining and processing equipment and consumables from suppliers that meet its corporate values and ethical standards although risk remains around the management of ethical supply chains. In certain locations, where a limited number of suppliers meet these standards, further strain is placed on the supply chain, thereby increasing the cost of supply and delivery times.

Furthermore, supply chains and rates can be impacted by natural disasters and other phenomena, such as earthquakes, weather patterns and climate change. For example, the 2011 earthquake and tsunami in Japan has had a limited knock-on effect on the supply of equipment, lead times and costs of certain supplies. If AngloGold Ashanti experiences shortages, or increased lead times in the delivery of strategic spares, critical consumables, mining equipment or processing plant, the company's results of operations and its financial condition could be adversely impacted.

Diversity in interpretation and application of accounting literature in the mining industry may impact reported financial results.

The mining industry has limited industry-specific accounting literature. As a result, there is diverse interpretation and application of accounting literature on mining specific issues. AngloGold Ashanti, for example, capitalises drilling and costs related to defining and delineating a residual mineral deposit

that has not been classified as a Proved and Probable Reserve at a development project or production stage mine. Some companies, however, expense such costs.

As and when this diverse interpretation and application is addressed, the company's reported results could be adversely impacted should the adopted interpretation differ from the position it currently follows.

A breach or breaches in governance processes, or fraud, bribery and corruption may lead to regulatory penalties, loss of licences or permits, and loss of reputation.

Since AngloGold Ashanti operates globally in multiple jurisdictions and with numerous and complex frameworks, its governance and compliance processes may not prevent potential breaches of law, accounting or other governance practices. AngloGold Ashanti's Code of Business Principles and Ethics, among other standards and guidance may not prevent instances of fraudulent behaviour and dishonesty, nor guarantee compliance with legal and regulatory requirements. Such a breach or breaches may lead to regulatory fines, litigation, and loss of operating licences or permits, and may damage the company's reputation.

Breaches in information technology security and governance process may adversely impact business activities.

AngloGold Ashanti maintains global information technology and communication networks and applications to support its business activities. Information technology security processes may not prevent future malicious actions or fraud, resulting in corruption of operating systems, theft of commercially sensitive data, misappropriation of funds and business and operational disruption. Material system breaches and failures could result in significant interruptions that could in turn affect AngloGold Ashanti's operating results and reputation.

Risks related to AngloGold Ashanti's results of operations and its financial condition as a result of factors specific to the company and its operations

AngloGold Ashanti has removed the last of its gold hedging instruments and long-term sales contracts, which exposes the company to potential gains from subsequent commodity price increases but exposes it entirely to subsequent commodity price decreases.

AngloGold Ashanti removed the last of its gold hedging instruments in October 2010 to provide greater participation in a rising gold price environment. As a result, AngloGold Ashanti no longer has any protection against declines in the market price of gold compared with previous years.

A sustained decline in the price of gold could adversely impact the company's operating results and its financial condition.

AngloGold Ashanti's mining rights in the countries in which it operates could be altered, suspended or cancelled for a variety of reasons, including breaches in its obligations in respect of its mining rights.

AngloGold Ashanti's right to own and exploit Mineral Reserves and deposits is governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Currently, a significant portion of the company's Mineral Reserves and deposits are located in countries where mining rights could be suspended or cancelled should it breach its obligations in respect of the acquisition and exploitation of these rights.

In all of the countries in which AngloGold Ashanti operates, the formulation or implementation of government policies on certain issues may be unpredictable. This may include changes in laws relating to mineral rights and ownership of mining assets and the right to prospect and mine, and in extreme cases, nationalisation, expropriation or nullification of existing concessions, licences, permits, agreements and contracts.

For example, the Guinean government has announced in media reports that it will seek to increase its equity interest in mines and there is a call for debate on nationalisation and increased state ownership in South Africa. Any existing and new mining and exploration operations and projects are subject to various national and local laws, policies and regulations governing the ownership and the right to prospect or mine or develop proposed projects. For more details on the risks surrounding ownership of mining assets, see the section entitled "Title to AngloGold Ashanti's properties may be uncertain and subject to challenge".

If AngloGold Ashanti is not able to obtain or maintain necessary permits, authorisations or agreements to prospect or mine or to implement planned projects, or continue its operations under conditions, or comply with all laws, regulations or requirements, or within time-frames that make such plans and operations economically viable, or if the laws

impacting the company's ownership of its mineral rights, or the right to prospect or mine change materially, or should governments increase their ownership in the mines or nationalise them, AngloGold Ashanti's results of operations and its financial condition could be adversely affected.

In South Africa, mining rights are linked to meeting various obligations that include the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry, referred to as the Mining Charter. The Mining Charter was amended in 2010 (the Revised Charter). Compliance with the Revised Charter, measured using a designated scorecard, requires that every mining company achieve 26% ownership by historically disadvantaged South Africans (HDSAs) of its South African mining assets by May 2014, and achieve targeted levels of participation by HDSAs in various other aspects of management. The company will incur expenses in giving further effect to the Revised Charter and the scorecard.

The outcome of the review of the Mining Charter five years after promulgation was made public in September 2010. While compliant with ownership targets to be achieved by May 2014, AngloGold Ashanti must make further progress to achieve future targets, including further participation by HDSAs in various aspects of management, the upgrade of housing and accommodation at the company's mines, further human resource development, mine community development, sustainable development and growth as well as procurement and enterprise development, certain of which are also included under the Code of Good Practice for the Minerals Industry and Housing and Living Conditions Standard, as defined and discussed below and which targets must also be achieved by May 2014.

As required by the South African Mineral and Petroleum Resources Development Act (MPRDA), the Minister of Mineral Resources published a Code of Good Practice for the Minerals Industry (Code) and the Housing and Living Conditions Standard (Standard) in April 2009. The Code was developed to create principles to facilitate effective implementation of minerals and mining legislation and enhance implementation of the Mining Charter applicable to the mining industry. The Standard aims to include the provision of housing as an integral part of infrastructure during the development of a mine. Both the Code and the Standard provide that non-compliance equates to non-compliance with the MPRDA. It is unclear whether non-compliance with the Code or the Standard would lead to the cancellation or suspension of a mining right. Subsequent to the publication of the Code and the Standard, representatives of the Department of Mineral Resources, organised labour and the South African mining industry have engaged in discussions in an effort to address the concerns of the mining industry and to possibly amend the Code and the Standard. Furthermore, discussions related to the Code and Standard have become related to the review of the Mining Charter. It is anticipated that the contents of the Code and Standard will ultimately be amended to bring them in line with the Revised Charter. Details of the final Code and Standard are currently uncertain.

AngloGold Ashanti's mining rights in South Africa can be suspended or cancelled by the Minister of Mineral Resources if, upon notice of a breach from the Minister, the company breaches its obligations in complying with the MPRDA. The MPRDA also imposes additional responsibilities on mining companies relating to environmental management and to environmental damage, degradation or pollution resulting from their prospecting or mining activities. AngloGold Ashanti has a policy of evaluating, minimising and addressing the environmental consequences of its activities and, consistent with this policy and the MPRDA, conducts an annual review of the environmental costs and liabilities associated with its South African operations in light of applicable requirements.

Title to AngloGold Ashanti's properties may be uncertain and subject to challenge.

AngloGold Ashanti has operations in several countries where ownership of land is uncertain and where disputes may arise in relation to ownership. Certain of the company's properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. The presence of those stakeholders may have an impact on AngloGold Ashanti's ability to develop or operate its mining interests. For example, in Australia, the Native Title Act (1993) provides for the establishment and recognition of native title under certain circumstances. In South Africa, the Extension of Security of Tenure Act (1997) and the Restitution of Land Rights Act (1994) provide for various landholding rights. Such legislation is complex, difficult to predict and outside of the company's control, and could therefore negatively affect the business results of new or existing projects. Where consultation with stakeholders is statutorily or otherwise mandated, there can be no assurance that relations will remain amicable, and disputes may lead to reduced access to properties or delays in operations.

Title to the company's properties, particularly undeveloped ones, may also be defective or subject to challenge. Title insurance generally is not available, and title review does not necessarily preclude third parties from contesting ownership.

Where surveys have not been conducted, the precise area and location of the company's claims may be in doubt. Accordingly, AngloGold Ashanti's mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects.

AngloGold Ashanti may experience unforeseen difficulties, delays or costs in successfully implementing its business strategy and projects, and its strategy may not result in the anticipated benefits.

The successful implementation of the company's business strategy and projects depends upon many factors, including those outside its control. For example: the successful management of costs will depend on prevailing market prices for input costs; the ability to grow the business will depend on the successful implementation of the company's existing and proposed project development initiatives and continued exploration success, as well as on the availability of attractive merger and acquisition opportunities, all of which are subject to the relevant mining and company specific risks as outlined in these risk factors.

AngloGold Ashanti may prove unable to deliver on production targets, including in potentially critical areas, such as the Obuasi turnaround plan in Ghana, as well as on key capital project execution, including at the Tropicana project in Australia and with regard to the implementation of the company's new Enterprise Resource Planning (ERP) system. For more details on the risks surrounding the ERP implementation, see the section entitled "The implementation of an integrated Enterprise Resource Planning (ERP) system could have an adverse effect on AngloGold Ashanti's operational results and its financial condition."

AngloGold Ashanti cannot give assurance that unforeseen difficulties, delays or costs will not adversely affect the successful implementation of its business strategy, or that the strategy and projects will result in the anticipated benefits.

Any acquisition or acquisitions that AngloGold Ashanti may complete may expose the company to new geographic, political, social, operating, financial and geological risks.

AngloGold Ashanti may pursue the acquisition of producing, development and advanced stage exploration properties and companies. Any such acquisition may change the scale of the company's business and operations and may expose it to new geographic, geological, political, social, operating, financial, legal, regulatory and contractual risks. For example: there may be a significant change in commodity prices after the company has committed to complete the transaction and established the purchase price or share exchange ratio; a material orebody may prove below expectations; AngloGold Ashanti may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realising anticipated synergies and maximising the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls; the integration may disrupt the company's on-going business and its relationships with employees, suppliers and contractors; the acquisition may divert management's attention from AngloGold Ashanti's day-to-day business; and the acquired business may have detected liabilities which may be significant.

Furthermore, we operate and acquire businesses in different countries, with different regulatory and operating cultures, which may exacerbate the risks described above.

In the event that the company chooses to raise debt capital to finance any such acquisition, the company's leverage will be increased. Should the company choose to use equity as consideration for an acquisition, existing shareholders may suffer dilution. Alternatively, the company may choose to finance any acquisition with its existing resources, which could decrease its ability to fund future capital expenditures.

There can be no assurance that the company would be successful in overcoming these risks or any other problems encountered in connection with acquisitions. Failure to implement our acquisition strategy or to integrate acquired businesses successfully could have material adverse effects on the company's growth and business results.

Ageing infrastructure at some of AngloGold Ashanti's operations could adversely impact its business.

Deep level gold mining shafts are usually designed with a lifespan of 25 to 30 years. Vertical shafts consist of large quantities of infrastructure steelwork for guiding conveyances and accommodating services such as high and low tension electric cables, air and water pipe columns. Rising temperatures in the deeper mining areas can also lead to increased cooling requirements in the form of upgraded and expanded ice plants. Maintaining this infrastructure requires skilled human resources, capital allocation, management and planned maintenance.

Once a shaft has reached the end of its intended lifespan, higher than normal maintenance and care is required. Incidents resulting in production delays, increased costs or

industrial accidents may occur. Such incidents may have an adverse effect on the company's results of operations and financial position.

Some of AngloGold Ashanti's technologies are unproven and failure could adversely impact costs and production.

AngloGold Ashanti has teamed up with various specialists to engineer new solutions to environmental management, mine design, rock breaking and underground logistics, among others. The company has invested in new technologies, including phyto-technologies to reduce seepage and address soil and groundwater contamination, and in mine support technologies to minimise the impact of seismic activity. The company is also attempting to develop technologies to access the deeper reaches of South African mines. One of the chief initiatives expected to be implemented in 2012 is a vertical transport optimisation project to accelerate the delivery of consumables and other essential items to work crews, in order to increase production time at the face.

Some aspects of these technologies are unproven and their eventual operational outcome or viability cannot be assessed with certainty. The costs, productivity and other benefits from these initiatives, and the consequent effects on AngloGold Ashanti's future earnings and financial condition, may vary from expectations. Failure of the company's condition to realise the anticipated benefits could result in increased costs, an inability to realise production or growth plans, or could adversely affect its operational performance.

The level of AngloGold Ashanti's indebtedness could adversely impact its business.

As at 31 December 2011, AngloGold Ashanti had gross borrowings (excluding the mandatory convertible bonds) of approximately $1.73 billion.

AngloGold Ashanti's indebtedness could have a material adverse effect on its flexibility to conduct business. For example, the company may be required to use a large portion of its cash flow to pay the principal and interest on its debt, which will reduce funds available to finance existing operations, the development of new organic growth opportunities and further acquisitions. In addition, under the terms of the company's borrowing facilities from its banks, AngloGold Ashanti is obliged to meet certain financial and other covenants. The company's ability to continue to meet these covenants and to service its debt will depend on its future financial performance which will be affected by its operating performance as well as by financial and other factors, certain of which are beyond the control of the company.

Should the cash flow from operations be insufficient, AngloGold Ashanti could breach its financial and other covenants. Covenant breaches, if interpreted as events of default under debt agreements, could allow lenders to accelerate payment of the debt. Any such acceleration could result in the acceleration of indebtedness under other financial instruments. As a result, the company may be required to refinance all or part of the existing debt, use existing cash balances, issue additional equity or sell assets. AngloGold Ashanti cannot be sure that it will be able to refinance its debt on commercially reasonable terms, if at all. The company's ability to access the bank, public debt or equity capital markets on an efficient basis may be constrained by dislocation in the credit markets or capital and liquidity constraints in the banking, debt or equity markets at the time of issuance.

Certain factors may affect AngloGold Ashanti's ability to support the carrying amount of its property, plant and equipment, acquired properties, investments and goodwill on the balance sheet. If the carrying amount of its assets is not recoverable, AngloGold Ashanti may be required to recognise an impairment charge, which could be significant.

AngloGold Ashanti reviews and tests the carrying amount of its assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. The company values individual mining assets at the lowest level for which cash flows are identifiable and independent of cash flows of other mining assets and liabilities.

If there are indications that impairment may have occurred, AngloGold Ashanti prepares estimates of expected future cash flows for each group of assets. Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

If any of these uncertainties occur, either alone or in combination, management could be required to recognise an impairment, which could have a material adverse effect on the company's financial condition and results of operations.

AngloGold Ashanti expects to have significant financing requirements.

AngloGold Ashanti's existing board-approved development projects and exploration initiatives will require significant funding. These include: Tropicana in Australia; the Cerro Vanguardia heap leach project in Argentina; the Mponeng Ventersdorp Contact Reef, Mponeng CLR and Zaaiplaats projects in South Africa; Córrego do Sítio and Lamego in Brazil; and the mine life extension project (MLE1) at Cripple Creek & Victor in the US.

Potential future development projects will also require significant funding if and when approved by the AngloGold Ashanti board. These include the: La Colosa and Gramalote projects in Colombia; Kibali and Mongbwalu projects in the DRC; Cerro Vanguardia underground mining project in Argentina; Nova Lima Sul project in Brazil; Sadiola Deeps project in Mali; Cripple Creek & Victor further mine life extension project (MLE2) in the US; as well as various other exploration projects and feasibility studies.

AngloGold Ashanti estimates that over the next three years, growth initiatives will require project capital expenditure (excluding stay in business and ore reserve development capital expenditure) of approximately $3.4bn (subject to escalation). The company's capital expenditure plans and requirements are subject to a number of risks, contingencies and other factors, some of which are beyond its control, and therefore the actual future capital expenditure and investments may differ significantly from the current planned amounts.

AngloGold Ashanti's operating cash flow and credit facilities may be insufficient to meet all of these expenditures, depending on the timing and cost of development of these and other projects as well as operating performance and available headroom under its credit facilities. As a result, new sources of capital may be needed to meet the funding requirements of these developments, to fund ongoing business activities and to pay dividends. AngloGold Ashanti's ability to raise and service significant new sources of capital will be a function of macroeconomic conditions, the condition of the financial markets, future gold prices, the company's operational performance and operating cash flow and debt position, among other factors.

The company's ability to raise further debt financing in the future and the cost of such financing will depend on, among other factors, its prevailing credit rating, which may be affected by the company's ability to maintain its outstanding debt and financial ratios at levels acceptable to the credit ratings agencies, its business prospects or other factors. As a result, in the event of lower gold prices, unanticipated operating or financial challenges, any dislocation in financial markets or new funding limitations, AngloGold Ashanti's ability to pursue new business opportunities, invest in existing and new projects, fund its ongoing business activities and retire or service outstanding debt and pay dividends, could be significantly constrained, all of which could adversely impact the company's results of operations and its financial condition.

AngloGold Ashanti does not operate some of its significant joint venture projects and other interests. If the operators of these projects do not perform effectively and efficiently, the company's investment in these projects could be adversely affected and its reputation could be harmed.

AngloGold Ashanti's joint ventures at Morila in Mali and at Kibali in the DRC are operated by the company's joint venture partners. In addition, certain of AngloGold Ashanti's exploration ventures are operated by the relevant joint venture partner. AngloGold Ashanti's marine gold joint venture with De Beers is operated by an independent company jointly owned by AngloGold Ashanti and De Beers, with a significant part of the technical input subcontracted to De Beers or other marine service providers.

In South Africa, AngloGold Ashanti's Ergo operations are currently operated by Ergo Mining, a subsidiary of DRDGOLD Limited (DRDGOLD). The Ergo operations were sold in 2007 to DRDGOLD and DRDGOLD has been managing and operating the assets pending the transfer of the mining rights from AngloGold Ashanti to DRDGOLD.

While AngloGold Ashanti provides strategic management and operational advice to its joint venture partners in respect of these projects, the company cannot ensure that these projects are operated in compliance with the standards that AngloGold Ashanti applies in its other operations. If these joint ventures are not operated effectively or efficiently, including as a result of weaknesses in the policies, procedures and controls implemented by the joint venture partners, the company's investment in the relevant project could be adversely affected. In addition, negative publicity associated with ineffective and inefficient operatorship, particularly relating to any resulting accidents or environmental incidents, could harm the company's reputation and therefore its prospects and potentially its financial condition. Further, any failure of joint

venture partners to meet their obligations to AngloGold Ashanti or to third parties, or any disputes with respect to the parties' respective rights and obligations, could have a material adverse impact on AngloGold Ashanti's results of operations and its financial condition.

AngloGold Ashanti's Mineral Reserve, deposits and mining operations are located in countries that face political, economic and security risks.

Some of AngloGold Ashanti's mineral deposits and mining and exploration operations are located in countries that have experienced political instability and economic uncertainty. In all of the countries where the company operates, there is a focus on resource nationalism with governments seeking to get more economic benefits from the high commodity prices. This entails review of mining codes and stability agreements which were designed under different economic environments.

The formulation or implementation of government policies include regulations which impact its operations and changes in laws relating to issues such as mineral rights and asset ownership, royalties, taxation and taxation disputes, 'windfall' or 'super' taxation, and non-recovery of taxation refunds, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings. These regulations are continually changing and generally require progressively higher payments to governments, notably in the form of royalties and taxes.

Any existing and new mining, exploration operations and projects that the company carries out will continue to be subject to various national and local laws, policies and regulations governing the ownership, prospecting, development and mining of mineral reserves, taxation and royalties, exchange controls, import and export duties and restrictions, investment approvals, employee and social community relations and other matters.

If, in one or more of these countries, AngloGold Ashanti were not able to obtain or maintain necessary permits, authorisations or agreements to implement planned projects or continue its operations under conditions or within time frames that make such plans and operations economic, or if legal, ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws and regimes, or the governing political authorities change materially, resulting in changes to such laws and regimes, this could have a material adverse effect on AngloGold Ashanti's operating results, financial condition, and, in extreme cases, on the viability of an operation.

Certain of the countries in which AngloGold Ashanti has mineral deposits or mining or exploration operations, including the DRC, Guinea and Colombia, have in the past experienced, and in certain cases continue to experience, a difficult security environment as well as political instability. In particular, various illegal groups active in regions in which the company is present may pose a credible threat of military repression, terrorism, civil unrest, extortion and kidnapping, which could have an adverse effect on its operations in these and other regions. In some instances, risk assessments categorise threats as serious enough to require resort to public security forces, such as national police or military units on a near-permanent basis. In the event that continued operation in these countries compromise the company's security or business principles, AngloGold Ashanti may withdraw from these countries on a temporary or permanent basis. This could have a material adverse impact on AngloGold Ashanti's results of operations.

Since 2009, the company has recorded an almost five-fold increase in the instances of injury to security personnel, including members of AngloGold Ashanti's internal security, private security companies and public security forces in certain jurisdictions. The rise in the number and severity of security incidents has come as a result of both increased illegal and artisanal mining and an increase in the level of organisation and funding of criminal activity around some of the company's Continental African operations, spurred on by an escalating gold price. The most significant security challenges occur in areas where there is endemic poverty and high levels of unemployment. If the security environment surrounding the company's operations that are most exposed to these challenges does not improve or further deteriorates, employee, third-party and community member injuries and fatalities could also increase. Any such increase could disrupt the company's operations in certain mines and adversely affect its reputation and results of operation.

Furthermore, the company has at times experienced strained relationships with some of the communities in which it operates. AngloGold Ashanti operates in several regions where poverty, unemployment and the lack of access to alternative livelihoods mean that the creation and distribution of economic benefit from mining operations is a significant area of focus for community and government. Conflict with communities has led to community protests and business interruptions, particularly at the Siguiri mine in Guinea, where

community members protested in four separate incidents in 2010 over issues relating to electricity supply, land compensation and employment, and a violent community protest interrupted operations for three days in 2011.

AngloGold Ashanti may be impacted by the outcome of elections in jurisdictions in which it has operations and ancillary political processes leading up to elections. Presidential elections are planned in the United States, Mali, Ghana, and Guinea during 2012.

Political instability and uncertainty or government changes to the fiscal terms governing AngloGold Ashanti's operations may discourage future investments in certain jurisdictions, which may have an adverse impact on the company's ability to access new assets and could potentially reduce future growth opportunities.

Early in 2011 the Guinean government confirmed its intention to review all mining contracts under the auspices of international law, indicating that Guinea would seek to own a stake of at least a third of all mining projects located in Guinea. Currently the Government of Guinea holds a stake of 15% in the Siguiri Gold Mine. The review process has not yet commenced and AngloGold Ashanti is currently unable to predict the timing and outcome of such review.

On 26 April 2011, it was announced by Reuters that a copy of the new draft mining code includes a compulsory 15% stake for the government in operations, with an option to acquire an additional 20%. Also according to Reuters, included in the draft mining code are provisions for a new Local Empowerment Fund, which will be funded from tax levies, and changes to the price reference point used for tax purposes from free-on-board to a rolling three-month average from the London Metals Exchange.

In Guinea, Mali and Tanzania, AngloGold Ashanti is due refunds of input tax and fuel duties which remain outstanding for periods longer than those provided for in the respective statutes. In addition, the company has other outstanding assessments and unresolved tax disputes in a number of countries, including Brazil, Argentina and Ghana. If the outstanding value-added tax on inputs is not received, the disputes are not resolved and assessments favourable to AngloGold Ashanti are not made, there could be an adverse effect upon the company's results of operations and its financial condition.

The Government of Ghana recently amended its fiscal mining regime, increased its corporate taxation rates and imposed a windfall profit tax. AngloGold Ashanti may challenge this in light of the stability agreement entered into by the company with the government of Ghana in December 2003 and ratified by the Ghanaian Parliament in 2004. However, the Government of Ghana has recently announced that it has constituted a team to re-negotiate stability agreements with mining companies and AngloGold Ashanti expects to participate in these negotiations. No assurance can be given that the outcome of the company's negotiations with the Government of Ghana will not have a material adverse impact on the company's financial condition or operational results.

In November 2011, the lower house of the Australian Parliament passed the Mineral Resource Rent Tax (MRRT), which replaced the previously proposed Resource Super Profit Tax (RSPT) and would require a tax of 30% on profits above certain levels from coal and iron ore mining starting 1 July 2012. The Senate is due to debate the bill in 2012. Should the government of Australia reintroduce the RSPT or extend the MRRT to the gold mining industry, or if similar "super profit" taxes were introduced in Australia or any other country in which the company operates, this could have a material adverse effect on AngloGold Ashanti's results of operations and its financial condition.

Illegal and artisanal mining occurs on AngloGold Ashanti's properties, which can disrupt the company's business and expose the company to liability.

Illegal and artisanal miners are active on, or adjacent to, some of AngloGold Ashanti's Continental African and South American properties, which leads at times to interference with the company's operations and results in conflict situations that present a security threat to property and human life. Artisanal mining is associated with a number of negative impacts, including environmental degradation, flouting of land rights, poor working practices, erosion of civil society, human rights abuse and funding of conflict. The environmental, social, safety and health impacts of artisanal mining are frequently attributed to formal mining activity, and it is often assumed that artisanally-mined gold is channelled through large-scale mining operators, even though artisanal and large-scale miners have distinct supply chains. These misconceptions impact negatively on the reputation of the industry.

The activities of the illegal miners, which include theft and shrinkage, could cause damage to AngloGold Ashanti's

properties, including pollution, underground fires, or personal injury or death, for which AngloGold Ashanti could potentially be held responsible. Illegal mining could result in the depletion of mineral deposits, potentially making the future mining of such deposits uneconomic. The presence of illegal miners could lead to project delays and disputes regarding the development or operation of commercial gold deposits. Illegal mining and theft, including by AngloGold Ashanti employees or contractors, could also result in lost gold reserves, mine stoppages, and have a material adverse effect on AngloGold Ashanti's financial condition or results of operations. In 2011, the company recorded an increase in the number and severity of security incidents, due in part to a greater level of organisation among criminal elements and syndicates in AngloGold Ashanti's areas of operation as well as an increase in artisanal, small-scale and illegal mining activity in general.

Labour disruptions and increased labour costs could have an adverse effect on AngloGold Ashanti's results of operations and financial condition.

AngloGold Ashanti employees in South Africa, Ghana, Guinea and some South American countries are highly unionised. Trade unions, therefore, have a significant impact on the company's labour relations, as well as on social and political reforms, most notably in South Africa. There is a risk that strikes or other types of conflict with unions or employees may occur at any of the company's operations, particularly where the labour force is unionised. Labour disruptions may be used to advocate labour, political or social goals in the future. For example, labour disruptions may occur in sympathy with strikes or labour unrest in other sectors of the economy. In late July 2011, AngloGold Ashanti miners joined others in the South African petroleum, coal and diamond industries in a wage-related strike. The action at AngloGold Ashanti's operation lasted five days and the subsequent ramp-up of production was slower than expected. The resulting payroll increases have impacted the financial performance of all South African operations. Material labour disruptions could have an adverse effect on AngloGold Ashanti's results of operations and financial condition.

In South Africa, it has become established practice to negotiate wages and conditions of employment with the unions every two years through the Chamber of Mines of South Africa. South African employment law sets out minimum terms and conditions of employment for employees, which form the benchmark for all employment contracts. As at 31 December 2011, approximately 61% of the company's workforce, excluding contractors, or approximately 52% of its total workforce, was located in South Africa.

An agreement was signed with the unions in August 2011, following negotiations between the Chamber of Mines and the National Union of Mineworkers (NUM), the United Associations of South Africa, (UASA) (on behalf of some clerical and junior management staff) and Solidarity (on behalf of a small number of miners).

The mining unions and gold mining companies signed a two-year agreement for an increase of between 8% and 10%, depending on the level of worker experience. AngloGold Ashanti cannot give assurance that it will be able to renegotiate this agreement on satisfactory terms when it next expires.

In Ghana, a three-year, wage agreement for the years 2009 to 2011, effective from 1 January 2009, was reached towards the end of 2009. The next round of negotiations is expected to take place in April 2012. As at 31 December 2011, approximately 11% of the company's workforce, excluding contractors, or approximately 12% of the total workforce, was located in Ghana. AngloGold Ashanti cannot give assurance that it will be able to renegotiate this agreement on satisfactory terms following its expiry at the end of December 2011.

Labour costs represent a substantial proportion of the company's total operating costs and at many operations, including its South African, Ghanaian and Tanzanian operations, is the company's single largest component of operating costs. Any increases in labour costs have to be offset by greater productivity efforts by all operations and employees, failing which such increase in labour costs could have a material adverse effect on AngloGold Ashanti's results of operations and its financial condition.

Results may be further impaired if the company incurs penalties for failing to meet standards set by labour laws regarding worker rights. For example, employment law in South Africa imposes monetary penalties for neglecting to report to government authorities on progress made towards achieving employment equity in the workplace, and Ghanaian law contains broad provisions requiring mining companies to recruit and train Ghanaian personnel and to use the services of Ghanaian companies. In Australia, the federal government has recently introduced a new industrial relations system that includes "good faith bargaining" obligations for employers, fewer restrictions on the content of collective agreements and an enhanced role for union officials as bargaining representatives, parties to agreements and participants in dispute resolution.

The use of contractors at certain of the company's operations may expose AngloGold Ashanti to delays or suspensions in mining activities and increases in mining costs.

AngloGold Ashanti uses contractors at certain of its operations to mine and deliver ore to processing plants as well as for other purposes. At mines employing mining contractors, contracting costs represent a significant proportion of the total operating costs of these operations and the company does not own all of the mining equipment. For example, increased contractor rates at the Sadiola mine in Mali contributed to a significant rise in total cash costs in the final quarter of 2011.

AngloGold Ashanti's operations could be disrupted, resulting in additional costs and liabilities, if the mining contractors at affected mines have financial difficulties or if a dispute arises in renegotiating a contract, or if there is a delay in replacing an existing contractor and its operating equipment to meet business needs at expected cost levels. Increases in contract mining rates, in the absence of associated productivity increases, will also have an adverse impact on the company's results of operations and financial condition.

In addition, AngloGold Ashanti's reduced control over those aspects of operations which are the responsibility of contractors, contractor failure to comply with applicable legal and regulatory requirements, and their inability to manage their workforce could adversely affect AngloGold Ashanti's reputation, results of operations and financial position, and may result in the company incurring liability to third parties due to the actions of the contractor.

AngloGold Ashanti competes with mining and other companies for key human resources.

AngloGold Ashanti competes on a global basis with mining and other companies, to attract and retain key human resources at all levels with the appropriate technical skills and operating and managerial experience necessary to operate its business. This is further exacerbated in the current environment of increased mining activity across the globe, combined with the global shortage of key mining skills, including geologists, mining engineers, metallurgists and skilled artisans.

The retention of staff is particularly challenging in South Africa, where, in addition to the impacts of global industry shortages of skilled labour, AngloGold Ashanti is required to achieve employment equity targets of participation by HDSAs in management and other positions. AngloGold Ashanti competes with all companies in South Africa to attract and retain a small but growing pool of HDSAs with the necessary skills and experience.

The recruitment of skilled workers is becoming increasingly competitive in Argentina as well as more mining development occurs nationally and regionally. Also material is the scarcity of skills in the resource sector of Western Australia due to the mining boom currently underway in the region, particularly with regard to safety management. If safety systems and training cannot be strengthened to ensure that operators achieve the required level of competence, the incidence of accidents may rise.

There can be no assurance that the company will attract and retain skilled and experienced employees. Should it fail to do so or lose any of its key personnel, business and growth prospects may be harmed and this could have an adverse impact on AngloGold Ashanti's results of operations and its financial condition.

The prevalence of occupational health diseases and the potential costs and liabilities related thereto may have an adverse effect on the business and results of operations of AngloGold Ashanti.

The primary areas of focus in respect of occupational health of employees within the company's operations are noise-induced hearing loss (NIHL) and occupational lung diseases (OLD), which include pulmonary diseases such as tuberculosis (TB) from various causes and silicosis in individuals exposed to silica dust. These require active dust management strategies in underground operations, particularly in South Africa where a significant number of silicosis cases are still reported each year. AngloGold Ashanti provides occupational health services to its employees at its occupational health centres and clinics continues to improve preventative occupational hygiene initiatives. If the costs associated with providing such occupational health services increase significantly beyond anticipated or budgeted amounts, this could have an adverse effect on the results of operations of AngloGold Ashanti and its financial condition. Actual and alleged health and safety incidents or breaches of standards may also adversely impact the company's reputation.

A claim filed by a former employee of AngloGold Ashanti's predecessor, Vaal Reefs Mining and Exploration Company Limited, seeks approximately R2.6 million for damages resulting from silicosis allegedly contracted while working on a mine. In March 2011, the Constitutional Court rejected the lower court's decision that the claim was precluded by

statutory compensation and granted leave to the decedent's executor to proceed with his case in the High Court and seek a claim for damages under common law against AngloGold Ashanti. This will comprise, among other elements, providing evidence that Mr. Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti.

As a result of the Constitutional Court decision, AngloGold Ashanti could be subject to numerous similar claims, including a potential class action or similar group claim. AngloGold Ashanti is studying the details of the Constitutional Court judgement and will defend the case and any subsequent claims on their merits. In view of the limited information currently available, no reliable estimate can be made for this potential liability at this time. Should AngloGold Ashanti be unsuccessful in defending the action in the High Court or actions by any other individuals or groups that lodge similar claims in the future, such claims would have an adverse impact on AngloGold Ashanti's financial condition which could potentially be material.

In response to the effects of silicosis in labour-sending communities, a number of mining companies (under the auspices of the Chamber of Mines of South Africa) together with the NUM, which is the largest union in the mining sector, in South Africa, and the national and regional departments of health, have embarked on a project to assist in delivering compensation and relief by mining companies under the Occupational Diseases in Mines and Works Act (ODMWA) to affected communities.

In light of the Constitutional Court judgement, AngloGold Ashanti is calling for the industry to engage with government (and other stakeholders) to seek an appropriate industry-wide solution. AngloGold Ashanti can provide no assurances that an industry-wide solution can be reached or that the terms thereof will not have a material adverse effect on AngloGold Ashanti's financial condition.

AngloGold Ashanti faces certain risks in dealing with HIV/AIDS, particularly at its South African operations and with tropical disease outbreaks such as malaria, and other diseases which may have an adverse effect on the company's results of operations and financial condition.

AIDS and associated diseases remain one of the major health care challenges faced by AngloGold Ashanti's South African operations. Workforce prevalence studies indicate that HIV prevalence rates among AngloGold Ashanti's South African workforce may be as high as 30%. AngloGold Ashanti continues to develop and implement programmes to help those infected with HIV and prevent new infections from spreading. Since 2001, the company has offered a voluntary counselling and HIV testing programme for employees in South Africa. In 2002, it began to offer anti-retroviral therapy (ART) to HIV positive employees who met the current medical criteria for the initiation of ART. From April 2003, AngloGold Ashanti began a roll-out of the treatment to all eligible employees desiring it. As at December 2011, approximately 2,400 employees were receiving treatment using anti-retroviral drugs.

Malaria and other tropical diseases pose significant health risks at all of the company's operations in central, west and east Africa where such diseases may assume epidemic proportions because of ineffective national control programmes. Malaria is a major cause of death in young children and pregnant women but also gives rise to fatalities and absenteeism in adult men. Other conditions such as heart disease, chronic diseases, and obesity are of increasing incidence and concern.

Such diseases impair the health of workers and negatively affect productivity and profitability as a result of workers' diminished focus or skill, absenteeism, treatment costs and allocated resources. AngloGold Ashanti cannot guarantee that any current or future medical programme will be successful in preventing or reducing the infection rate among its employees or in affecting consequent illness or mortality rates. AngloGold Ashanti may incur significant costs in addressing this issue in the future, which could also adversely impact the company's results of operations and financial condition.

The costs and impacts associated with the pumping of water inflows from closed mines adjacent to the company's operations could have an adverse effect on its results of operations.

Certain of AngloGold Ashanti's mining operations are located adjacent to the mining operations of other mining companies. The closure of a mining operation may have an impact upon continued operations at the adjacent mine if appropriate preventative steps are not taken. In particular, this can include the ingress of underground water where pumping operations at the adjacent closed mine are suspended. Such ingress could have an adverse effect upon any one of the company's mining operations as a result of property damage, disruption to operations, additional pollution liabilities and pumping costs and consequently could have an adverse impact upon its results of operations and financial condition.

The potential costs associated with the remediation and prevention of groundwater contamination from the company's operations or due to flooding from closed mines adjacent to the company's operations could have a material adverse effect on the results of operations of AngloGold Ashanti and its financial condition.

AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions, and, based thereon, the company has instituted processes to reduce seepage and to address soil and groundwater contamination, including monitored natural attenuation by the existing environment and phyto-technologies. Subject to the completion of trials, and the technology being a proven remediation technique, no reliable estimate can be made for the potential costs of remediation and prevention of groundwater contamination at AngloGold Ashanti's operations.

Should these costs be significant, this could have a material adverse impact upon AngloGold Ashanti's results of operations and its financial condition.

Deep groundwater contamination is a significant issue in South Africa, where groundwater in some older mining regions has infiltrated mined-out workings. It becomes acidic if exposed to sulphide minerals in these workings, presenting a potential contamination risk to shallow groundwater and eventually surface water resources if allowed to spread. AngloGold Ashanti has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand goldfields. AngloGold Ashanti's Vaal River operations are part of the Klerksdorp goldfield and its West Wits operations are part of the Far West Rand goldfield. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of underground mining operations in South Africa, any proposed solution needs to be a combined one supported by all the companies owning mines located in these goldfields. As a result, the South African Department of Mineral Resources and affected mining companies are now involved in the development of a Regional Mine Closure Strategy.

In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for this obligation, which could be material and have an adverse impact on AngloGold Ashanti's financial condition.

The occurrence of events for which AngloGold Ashanti is not insured or for which its insurance is inadequate may adversely affect cash flows and overall profitability.

AngloGold Ashanti maintains insurance to protect only against catastrophic events which could have a significant adverse effect on its operations and profitability. This insurance is maintained in amounts that the company believes to be reasonable depending upon the circumstances surrounding each identified risk.

However, damage and third-party claims arising from catastrophic events may exceed the limit of liability on insurance policies the company has in place. Furthermore, AngloGold Ashanti's insurance does not cover all potential risks associated with its business and may exclude certain parts of its business. AngloGold Ashanti may elect not to insure certain risks due to the high premiums or for various other reasons, including an assessment that the risks are remote.

The company may not be able to obtain insurance coverage at acceptable premiums. Insurance for certain risks in particular, such as loss of title to mineral property, environmental pollution, or other hazards resulting from exploration and production, is not generally available to mining companies on acceptable terms. The availability and cost of insurance coverage can vary considerably from year to year as a result of events beyond the company's control or from claims, and this can result in higher premiums and periodically being unable to maintain the levels or types of insurance carried.

The occurrence of events for which AngloGold Ashanti is not insured will adversely impact its cash flows, its results of operations and its financial condition.

AngloGold Ashanti is subject to the risk of litigation, the causes and costs of which are not always known.

AngloGold Ashanti is subject to litigation, arbitration and other legal proceedings arising in the normal course of business and may be involved in disputes that may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental and health and safety concerns, share price volatility or failure to comply with disclosure obligations. The results of litigation cannot be predicted with certainty but could include fines, and the loss of licences, concessions, or rights, among other things.

In the event of a dispute involving foreign operations of the company, AngloGold Ashanti may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in South Africa or the United States.

A claim filed by a former employee of AngloGold Ashanti's predecessor, Vaal Reefs Mining and Exploration Company Limited, seeks approximately R2.6m for damages resulting from silicosis allegedly contracted while working on a mine. In March 2011, the Constitutional Court rejected the lower court's decision that the claim was precluded by statutory compensation and granted leave to the decedent's executor to proceed with his case in the High Court and seek a claim for damages under common law against AngloGold Ashanti. In Colombia, the company is also involved in an action in the Administrative Superior Court of the Cundinamarca District against the Environmental Ministry following the issuance of a fine against AngloGold Ashanti; and six class action lawsuits flowing in part from the alleged breach of Article 34 of the Mining Code and in part from allegations that activities in 'restricted areas' contravene environmental legislation, as detailed in the Directors' Report.

Should the company be unable to resolve disputes favourably or be able to enforce its rights, this may have a material adverse impact on the company's financial performance, cash flow and results of operations.

Sales of large quantities of AngloGold Ashanti's ordinary shares and American Depository Shares (ADSs), and the perception that these sales may occur or other dilution of the company's equity, could adversely affect the prevailing market price of the company's securities.

The bulk of AngloGold Ashanti's shares are held by a relatively small number of investors with the top four institutional holders controlling around 24% of free float.

The market price of the company's securities could fall if large quantities of ordinary shares or ADSs are sold in the public market, if there is divestment by certain types or groupings of investors, or if there is the perception in the marketplace that such sales could occur. Subject to applicable securities laws, holders of AngloGold Ashanti's ordinary shares or ADSs may sell them at any time. The market price of the company's ordinary shares or ADSs could also fall as a result of any future offerings AngloGold Ashanti makes of its ordinary shares, ADSs, or securities exchangeable or exercisable for the company's ordinary shares or ADSs, or the perception in the market place that these offerings might occur. AngloGold Ashanti may make such offerings, including offerings of additional ADS rights, share rights or similar securities, at any time or from time to time in the future.

Fluctuations in the exchange rate of currencies may reduce the market value of AngloGold Ashanti's securities, as well as the market value of any dividends or distributions paid by the company.

AngloGold Ashanti has historically declared all dividends in South African rands. As a result, exchange rate movements may have affected and may continue to affect the Australian dollar, the British pound, the Ghanaian cedi and the US dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to investors that hold the company's securities. This may reduce the value of these securities to investors.

AngloGold Ashanti's memorandum and articles of association allow for dividends and distributions to be declared in any currency at the discretion of the board of directors, or the company's shareholders at a general meeting. If and to the extent that AngloGold Ashanti opts to declare dividends and distributions in US dollars, exchange rate movements will not affect the US dollar value of any dividends or distributions. Nevertheless, the value of any dividend or distribution in Australian dollars, British pounds, Ghanaian cedis or South African rands will continue to be affected. If and to the extent that dividends and distributions are declared in South African rands, exchange rate movements will continue to affect the Australian dollar, British pound, Ghanaian cedi and US dollar value of these dividends and distributions. Furthermore, the market value of AngloGold Ashanti's securities as expressed in Australian dollars, British pounds, Ghanaian cedis, US dollars and South African rands will continue to fluctuate in part as a result of foreign exchange fluctuations.

The proposal announced by the South African government to replace the Secondary Tax on Companies with a withholding tax on dividends and other distributions may impact the amount of dividends or other distributions received by AngloGold Ashanti's shareholders.

On 21 February 2007, the South African government announced that a 10% withholding tax on dividends and other distributions payable to shareholders would be implemented. In his budget speech on 22 February 2012, the South African Minister of Finance announced that the withholding tax on dividends and other distributions payable to shareholders will be increased from 10% to 15% effective 1 April 2012.

This withholding tax replaces the Secondary Tax on Companies and although this may reduce the tax payable by AngloGold Ashanti's South African operations, thereby potentially increasing distributable earnings, the withholding tax on dividends and other distributions will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders.

AngloGold Ashanti may not pay dividends or make similar payments to shareholders in the future.

AngloGold Ashanti pays cash dividends only if there are sufficient funds available for that purpose. Fund availability depends upon many factors that include the amount of cash available in relation to AngloGold Ashanti's capital expenditure on existing infrastructure and exploration and other projects.

Under South African law, companies are entitled to pay a dividend or similar payment to its shareholders only if the company meets the solvency and liquidity tests set out in legislation, and the company's articles of association.

Given these factors, including the capital and investment needs of the company, and the board of directors' discretion to declare a dividend that includes the amount and timing thereof, cash dividends may not be paid in the future.

The implementation of an integrated Enterprise Resource Planning (ERP) system could have an adverse effect on AngloGold Ashanti's operational results and its financial condition.

AngloGold Ashanti is implementing a single, global ERP system to support all operations managed by AngloGold Ashanti. The ERP system is being implemented over a three and a half-year period which commenced in August 2011. The contemplated implementation of an ERP system on a global basis is inherently a high-risk initiative due to the potential for implementation cost and time overruns. In addition, such implementation could affect the ability of AngloGold Ashanti to report and manage information if difficulties in the implementation and operation of the system are experienced, which could have an adverse effect upon AngloGold Ashanti's operational results and its financial condition.

APPLYING INTERNATIONAL BEST PRACTICE

AngloGold Ashanti believes that adherence to best practice in corporate governance is the bedrock of a sustainable business and underpins the creation of long-term value for its shareholders. During the year under review, the company demonstrated this belief by applying best practice in corporate governance in managing the affairs of the group. A number of activities were undertaken to embed existing governance practices and to introduce new practices.

Key corporate governance activities during 2011

- Implementation of programmes to strengthen the safety culture
- Significant progress made in the application of the recommendations of King III
- Full implementation of the requirements of the South African Companies Act No. 71 of 2008, which became effective on 1 May 2011, will be completed by the end of the two-year transitional period
- Educating and promoting awareness among employees and other stakeholders on standards of ethical behaviour
- Continued implementation of business improvement initiatives under Project ONE
- Improvements to and embedding of risk management initiatives
- Continuous improvement in the internal control environment – implementation of a combined assurance model
- Progress made in information technology management – embarked on an enterprise resource planning project
- Executive management further strengthened with three new appointments to the Executive Committee

Corporate governance structure at 31 December 2011

Board of directors

Non-executive directors
TT Mboweni (Chairman)
FB Arisman
R Gasant
NP January-Bardill
WA Nairn
LW Nkuhlu (Prof)
F Ohene-Kena
SM Pityana

Executive directors
M Cutifani
(Chief executive officer)

S Venkatakrishnan
(Chief financial officer)

Board committees

Audit and Corporate Governance Committee
LW Nkuhlu (Prof)*
FB Arisman
R Gasant
NP January-Bardill

Safety, Health and Sustainable Development Committee
SM Pityana*
FB Arisman
M Cutifani
WA Nairn
LW Nkuhlu (Prof)
F Ohene-Kena

Risk and Information Integrity Committee
R Gasant*
FB Arisman
M Cutifani
WA Nairn
LW Nkuhlu (Prof)
SM Pityana
S Venkatakrishnan

Nominations Committee
TT Mboweni*
FB Arisman
R Gasant
NP January-Bardill
WA Nairn
LW Nkuhlu (Prof)
F Ohene-Kena
SM Pityana

Executive Committee
M Cutifani*
I Boninelli
CE Carter (Dr)
RN Duffy
GJ Ehm
R Largent
RL Lazare
MP O'Hare
AM O'Neill
ME Sanz
YZ Simelane
S Venkatakrishnan

Transformation and Human Resources Development Committee
TT Mboweni*
M Cutifani
WA Nairn
F Ohene-Kena
SM Pityana

Investment Committee
FB Arisman*
M Cutifani
TT Mboweni
WA Nairn
SM Pityana
S Venkatakrishnan

Financial Analysis Committee
FB Arisman*
R Gasant
TT Mboweni
LW Nkuhlu (Prof)
SM Pityana

Remuneration Committee
WA Nairn*
FB Arisman
TT Mboweni
LW Nkuhlu (Prof)
SM Pityana

Party Political Donations Committee
TT Mboweni*
M Cutifani
WA Nairn
LW Nkuhlu (Prof)
SM Pityana

Assurance

- Internal assurance: combined assurance
- External assurance
- Competent persons: resources and reserves
- SOX compliance

Regulations§

JSE Listings Requirements
Companies Act 71, of 2008
Sarbanes-Oxley Act, 2002
King Report on Corporate Governance (King III)
Employment Equity Act of South Africa
Anti-corruption legislation – UK, South Africa and US
Environmental laws of operational jurisdictions
Labour laws of operational jurisdictions

Group policies§

Board charter
Directors' induction policy
Declaration of interests policy
Board committees terms of reference
Code of business principles and ethics
Delegation of authority policy
Insider trading policy
Compliance policy
Risk management policy
Risk management framework
Gift policy
Disclosures policy
Code of ethics for senior financial officers
Environmental and community policy
HIV/AIDS policy
Directors' dealings in AngloGold Ashanti securities
Procurement policy

Risk management

- Disclosures Committee
- Global IT Steering Committee

** Committee chairman*
§ Not a comprehensive list

Subsequent to year-end, Mr RJ Ruston was appointed to the board, as an independent non-executive director.

Corporate governance continued

The governance of the company is guided by internal policies and external laws, rules, regulations and best practice guidelines as detailed in the corporate governance structure, refer to page 141. Internal policies and external legislation, regulations, codes and guidelines are detailed on the corporate website at www.anglogoldashanti.com/sustainability, under Corporate Governance and Policies.

Internal policies: Group level internal policies are listed on the corporate governance structure shown above; key among these is the Code of Business Principles and Ethics which incorporates a summary of key group policies and guidelines that have a bearing on the company's ethics and values.

External legislation, regulations, codes and guidelines: These include:

- the South African Companies Act No. 71 of 2008 (the Companies Act), as amended;
- the US Sarbanes-Oxley Act of 2002 (SOX) and the Securities Act of 1933 and the Securities Exchange Act of 1934;
- the listings requirements of the JSE and other stock exchanges on which the company's stock is listed; and
- applicable legislation and regulations in jurisdictions in which the company has operations.

In addition there are various corporate governance guidelines and best practice recommendations, key among which are those provided by the King Code on Corporate Governance (King III), the OECD Principles of Corporate Governance, the United Nations Global Compact and the Global Reporting Initiative guidelines.

Application of King III principles

Given that AngloGold Ashanti's primary listing is on the JSE, adherence to the JSE Listings Requirements takes precedence. The JSE requires, among other things, adherence to King III. Following its promulgation on 1 March 2010, AngloGold Ashanti conducted a gap analysis to determine the extent to which it needed to comply with new principles included in King III. At the end of 2010, the company provided a report on the application of King III as part of the review by the chairman of the Audit and Corporate Governance Committee. The review detailed the outstanding areas to be complied with and the board promised full compliance by the end of 2011.

Accordingly, as at 31 December 2011, AngloGold Ashanti had identified areas where further refinement was necessary in order to fully comply with requirements of King III. For further details, refer to the Chairman's Letter – Audit and Corporate Governance Committee on page 109.

Compliance with the Companies Act No. 71 of 2008

Following its promulgation on 1 May 2011, management developed a framework to guide the company in its compliance with the new provisions of the Companies Act. Compliance with key provisions requiring substantial amendment to processes and procedures is expected to be completed before or by the end of the two-year transitional period ending on 1 May 2013.

Board and committee meeting attendance – 2011

During 2011, the board held eight meetings. In addition two sub-committee meetings were held to approve the company's 2010 suite of annual reports and 2010 annual report on Form 20-F prepared in accordance with US GAAP.

Attendance at meetings by directors

Director	Board	Audcom	Remcom	R&II	Nomcom	SHSD	THRC	INVCOM	FACOM
TT Mboweni	8/8	–	4/4	–	4/4	–	3/3	4/4	1/1
Dr TJ Motlatsi+	2/2	–	1/1	–	1/1	1/1	1/1	–	–
FB Arisman	§8/8	6/6	4/4	4/4	4/4	4/4	–	4/4	1/1
M Cutifani	§8/8	–	–	4/4	–	4/4	4/4	4/4	–
R Gasant	§8/8	6/6	–	4/4	4/4	–	–	–	1/1
NP January-Bardill*	2/2	1/1	–	–	1/1	–	–	–	–
WA Nairn	§7/8	–	2/3	4/4	3/4	4/4	4/4	4/4	–
Prof LW Nkuhlu	§8/8	6/6	4/4	4/4	4/4	4/4	–	–	1/1
F Ohene-Kena	6/8	–	–	–	4/4	4/4	4/4	–	–
SM Pityana	7/8	–	4/4	4/4	4/4	4/4	4/4	4/4	R
S Venkatakrishnan	§8/8	–	–	4/4	–	–	–	4/4	–

+ *Retired 17 February 2011* * *Appointed to the board on 1 October 2011 and Audcom on 2 November 2011* *R – Recused*

§ *Attended two sub-committee meetings.*

Key

Audcom:	Audit and Corporate Governance Committee
Remcom:	Remuneration Committee
R&II:	Risk and Information Integrity Committee
Nomcom:	Nominations Committee
SHSD:	Safety, Health and Sustainable Development Committee
THRC:	Transformation and Human Resources Development Committee
INVCOM:	Investment Committee
FACOM:	Financial Analysis Committee

Corporate governance continued

Strategic leadership

The strategic leadership of AngloGold Ashanti is the responsibility of a unitary board, comprising two executive directors and eight independent non-executive directors as at 31 December 2011. Post year-end, another independent non-executive director, Mr RJ Ruston, was appointed. The board has delegated some of its responsibilities to its sub-committees but reserves certain areas of responsibility solely for itself.

The background and qualifications of each director are set out in the IR.

Appointment of directors

The board is authorised by the company's Memorandum of Incorporation to appoint new directors based on recommendations by the Nominations Committee. Newly appointed directors are required to retire at the next annual general meeting following their appointment and stand for election by shareholders. Eligibility for appointment as a director is guided by the Director's Fit and Proper Standards Policy, requirements of the Companies Act, King III and best practice.

Non-executive directors receive fees for their services as directors which are approved by shareholders at annual general meetings. Non-executive directors do not participate in the company's share incentive scheme.

Executive directors have contracts of employment with the company. Details of directors' remuneration are included in this report from pages 152.

Executive Committee

Day-to-day management of the group's affairs is vested in the Executive Committee, which is chaired by the Chief Executive Officer and comprises 12 members, four of whom head the regional operations. The committee's work is supported by country and regional management teams. During the year under review, three new members, Mike O'Hare, Ria Sanz and Italia Boninelli, were appointed to the committee.

The committee met monthly to discuss operational matters and review the programmes and activities being implemented to advance the achievement of the set of strategic goals on safety, asset portfolio-, financial-, people- and environmental management as well as stakeholder engagement. Progress in terms of these strategic targets is detailed in the Chief Executive Officer's Review in the IR.

Prescribed officers

In terms of Section 66(10), read together with regulation 38 of the Companies Act, AngloGold Ashanti has determined that all members of the Executive Committee are prescribed officers.

The resumés of the prescribed officers are disclosed in the IR. The remuneration of prescribed officers is reported on an individual basis in the Remuneration Report from page 165. In addition the remuneration of the three highest paid employees, other than executive directors, is also individually disclosed as is required by King III.

Board activities in 2011

Outside of meeting on a collective basis, individual board members, especially the chairman of the board, the chairman of the Audit and Corporate Governance Committee and the chairmen of the other board committees, actively and continuously engage with management and other stakeholders on important matters, thereby enabling the board to provide the required strategic leadership.

The following are some key actions and programmes undertaken and implemented by the board in 2011 in fulfilling its functions and responsibilities regarding strategic oversight:

- discussed and approved management's budget proposals for the 2012 financial year;
- evaluated and approved management's five-year strategic proposals;
- examined ways of improving long-term value to shareholders;
- discussed and approved, capital expenditure proposals submitted by management on a quarterly basis;
- reviewed and approved an enterprise resource planning (ERP) project for the group;

- approved the Group Information Technology Strategic Plan;
- visited various mines and exploration sites to observe and acquire a better understanding of the operations;
- assessed the skills set of the board which resulted in the appointment of two new independent non-executive directors;
- reviewed composition of and restructured committees to enhance skills set and improve effectiveness of discussions;
- reviewed the independence of each non-executive director in accordance with policy and best practice guidelines;
- approved a formal role description for the chairman of the board;
- approved an Alternative Dispute Resolution Policy in accordance with recommendations of King III; and
- considered the necessary information to provide an assessment of internal controls.

Board evaluation

The Institute of Directors has been contracted to conduct an independent evaluation of the effectiveness of the board and the chairman. The evaluation process for 2011 has commenced and the findings will be reported to the board during 2012.

Board committees

The board has established and delegated specific roles and responsibilities to ten standing committees, including the Executive Committee, to assist it in discharging its duties and responsibilities. The terms of reference of each committee are approved by the board and reviewed annually or as necessary.

All committees, except the Executive Committee, are chaired by independent non-executive directors and the following committees comprise non-executive directors only – Audit and Corporate Governance, Nominations, Remuneration and Financial Analysis.

All committees meet quarterly in accordance with their terms of reference, except the Party Political Donations, Nominations and Financial Analysis committees which meet on a need-to basis. Members of the Executive Committee and other management attend meetings of the various committees as and when required. During 2011, all committees held at least the minimum number of meetings as required and discharged their duties as prescribed by the respective terms of reference.

The Party Political Donations Committee did not meet during 2011.

The current composition of each committee and the number and attendance at meetings are disclosed on page 143.

Audit and Corporate Governance Committee

In accordance with best practice recommendations of King III and the Sarbanes-Oxley Act of the United States, membership of this committee comprises four independent non-executive directors. Several members of the executive team and management, including the Chief Executive Officer, the Chief Financial Officer, Chief Accounting Officer, General Counsel, Vice President Treasury, the Vice President: Group Internal Audit, Financial Controllers at the regional operations as well as the external auditors attended the committee's quarterly meetings. Members of the committee regularly engage with key members of the financial management team for discussion on matters relevant to the committee's role.

Pursuant to the Companies Act, King III and best practice, the committee, amongst others:

- reviewed and approved the external auditors' fees and the integrated audit plan for the 2011 financial year;
- reviewed the performance of the external auditors and recommended their reappointment;
- considered, and pre-approved, on a quarterly basis, non-audit services provided by all external auditors to the group;
- reviewed the independence of the external audit team and audit partner and concluded that they were independent for the 2011 audit year;
- reviewed the 2010 annual reports and 2011 quarterly reports on behalf of the board;

- received and reviewed, on a quarterly basis, the use of the company's whistle-blowing facility and advised on ways to enhance its use;
- reviewed, on a quarterly basis, submissions by management on the state of the group's financial affairs, internal control environment and auditing and reporting thereof to the board;
- monitored implementation of recommendations on audit findings;
- monitored the activities of the group's internal audit function and also ensured that it was sufficiently resourced to discharge its duties;
- reviewed and approved a combined assurance framework and an integrated audit process;
- monitored, on behalf of the board, application of the principles of King III and compliance with the requirements of the Companies Act;
- received a briefing from a legal firm on the requirements of the Companies Act so as to enable it to effectively advise on and monitor implementation of the Act by management;
- monitored developments in IFRS and US GAAP accounting standards through regular updates from management and a formal training session, with the main objective of ensuring that the company's accounting practices complied with relevant standards;
- received quarterly briefings and updates on the roll-out of the Code of Business Principles and Ethics and matters relating to compliance;
- received and reviewed on a quarterly basis, reports on major litigations and disputed cases so as to assess their likely outcome and their potential financial and other impact on the group; and
- assisted and advised management to develop a legal and regulatory framework to monitor compliance with relevant laws and regulations.

Risk and Information Integrity Committee

This committee which was established in August 2010, held its first meeting in November 2010 and became fully operational during 2011. The committee was established to not only comply with the recommendations of King III but also to improve the management of risk and information technology which are important tools for the achievement of business objectives. A detailed report on risk management is provided from page 113.

Below are the salient matters deliberated on by the committee during 2011.

Risk management: The board has ultimate responsibility for the group's risk management and exercised its oversight responsibilities through the Risk and Information Integrity (R&II) Committee. Major risk management oversight responsibilities that took place during 2011 included the following:

- the committee guided management in the implementation of its 2011 risk management plan. At its meeting held in November 2011, achievements under the plan were assessed against set objectives and a significant improvement in risk management was noted; and
- the Risk Management Plan for 2012, developed in line with the recommendations of King III on risk management and the terms of reference of the committee and which set out the activities of the risk management team for 2012, was reviewed and approved.

Information technology: Information technology is core to AngloGold Ashanti's strategic business planning and execution. Information Technology matters have therefore become a strategic focus for the board as a business imperative as well as an application of best practice recommendations by King III.

A major development in Information Technology Management in 2011 was the approval of an enterprise resource planning project. The main objective of the project is to remove the unacceptable high level risk from obsolete information systems, improve the group's decision-making capability through a uniform information system throughout the organisation and support ongoing organisational improvement initiatives. It will create a new information systems environment that is world class to support the vision of AngloGold Ashanti to be the leading mining company. Other major information technology improvement activities that took place in 2011 included the following:

- a Chief Information Officer was employed in August 2011 to strengthen information technology management;
- an information technology plan for the AngloGold Ashanti group was considered by the committee and, based on its recommendations, was approved by the board on 7 November 2011. The plan will guide the implementation of information technology programmes; and

- an international best practice information technology governance framework and the control objectives for information technology (CoBIT), which contain a comprehensive set of IT processes and a measurement framework for measuring the maturity of those processes within a company, were adopted by the group.

Business insurance: Business insurance is a critical component of risk management in AngloGold Ashanti. The R&II committee assumed oversight responsibility for insurance matters during 2011. It reviewed the group's insurance policies for the 2011/2012 insurance year to ensure that adequate cover for the company's assets and employees, to the extent this cover was available and commercially feasible, was in place.

Safety, Health and Sustainable Development Committee

In accordance with its mandate, the Safety, Health and Sustainable Development (SHSD) committee played an active role in advising and monitoring the group's performance on safety, health, the environment, the nature and level of interactions with the communities in which the company operates and security issues around its operations, with due emphasis on practices that conform with the company's values on sustainable development.

Safety remains AngloGold Ashanti's first value and continues to form a key component of management's operational deliverables.

During 2011, the main focus of the committee's deliberations was the implementation of safety targets under the safety improvement initiative and safety transformation. The committee also reviewed strategies to improve the health and well-being of employees and their families especially in relation to HIV/AIDs and malaria. Illegal mining continued to raise concerns across the company's operations, especially in West Africa. The committee is addressing these concerns with a view to finding alternative and sustainable solutions to improve the socio-economic standards of the communities. The issues deliberated on at the committee's meetings during 2011 are reported on in various sections of this report.

Transformation and Human Resources Development Committee

AngloGold Ashanti subscribes to the South African government's initiatives on social transformation and the labour localisation policies of other operational jurisdictions.

The Transformation and Human Resources Development (THRC) Committee has been mandated by the board to oversee compliance with these laws and to guide the development and implementation of policies to develop the skills and talents of employees groupwide, and to support the achievement of social transformation and localisation targets.

Remuneration Committee

In accordance with its mandate, the Remuneration Committee oversees matters relating to the remuneration of executive directors and the executive management and considered issues relating to competitive and equitable remuneration. Details of the company's remuneration policy and other relevant matters are disclosed in the Remuneration Report from page 165.

Nominations Committee

During the year under review, the Nominations Committee assessed the skills mix of the board as well as the outcomes of the 2010 annual self-performance evaluation of the board. It recommended a review of the structures of some of the board sub-committees and the appointment of two new independent non-executive directors. The Nominations Committee also reviewed succession planning for the group.

Investment Committee

This committee deliberated on matters pertaining to the company's strategic plans as they relate to the management of its asset portfolio. It debated several investment proposals, made appropriate recommendations to the board and monitored the management of approved projects to ensure these complied with project specifications.

Financial Analysis Committee

In line with AngloGold Ashanti's policy of maintaining healthy stakeholder relationships at all times, the company responded to a request by the unions in South Africa to restructure the

black economic empowerment (BEE) transaction that was implemented in 2006 but which failed to deliver the expected value to employees. In April 2011, the Financial Analysis Committee examined the proposed restructured BEE transaction and, based on its recommendations, the board approved the transaction which was presented to, and approved by shareholders on 11 May 2011.

Chief financial officer

Mr Srinivasan Venkatakrishnan, an executive director, is the Chief Financial Officer. At its meeting held on 9 February 2012, the Audit and Corporate Governance Committee considered and expressed its satisfaction at the level of expertise and experience of the Chief Financial Officer. The committee concluded that, he, together with other members of the financial management team, had effectively and efficiently managed the group's financial affairs during the period under review.

Company secretary

The Company Secretary, Ms Lynda Eatwell, provides the necessary support to the board as a whole and to individual directors to ensure that the necessary structures and processes are in place for the board to fulfil its mandate.

Stakeholder engagement

AngloGold Ashanti's vision to become a leading mining company cannot be realised without the contribution of all stakeholders. The company has therefore adopted an inclusive approach to stakeholder engagement. Its key stakeholders include investors, employees, host communities, civil society groups and governments. Numerous stakeholder engagement activities took place during 2011 and are detailed in the Integrated Report. IR

Legal and regulatory compliance

The group's geographical spread makes its regulatory environment diverse and complex. Given the critical role played by regulatory compliance in building a sustainable business, a Group Compliance Department is essential to co-ordinate compliance with laws and regulations and to assist and advise the board and management on designing and implementing appropriate compliance management policies and procedures.

During 2011, the Group Compliance Department undertook activities that contributed to the enhancement of the company's governance environment. Key among these was the roll-out of the Code of Business Principles and Ethics.

South African Employment Equity Act of 1998

In compliance with Section 21 of the Employment Equity Act 55 of 1998, the company is obliged to file with the Department of Labour, the employment equity statistics for its South African workforce. A report was filed with the Department of Labour on 29 November 2011, covering the period 1 August 2010 to 31 July 2011. A copy of the report is available on the AngloGold Ashanti website, www.anglogoldashanti.com/sustainability, in the section entitled, Other public reports.

Values and ethics

The Code of Business Principles and Ethics (our Code) is the most important document on AngloGold Ashanti's values and ethics systems. The board and management recognise the enduring importance of ethical behaviour by all employees, directors and related parties at all times as the company strives to generate competitive shareholder returns and create value for the benefit of all stakeholders. Our Code provides a framework and sets requirements for the implementation of key corporate policies and guidelines covering fraud and corruption, conflict of interests, gifts, hospitality and sponsorship, delegation of authority and insider trading. The company also recognises that

instilling ethical behaviour in employees requires continuous and deliberate effort and nurturing.

Roll-out of our Code, which commenced soon after its launch in November 2010, continued during 2011. A top-down approach to training was adopted – beginning with management and progressing to other levels throughout the organisation. The board and executive management supported activities targeted at embedding ethical values in employee behaviour.

To mark the first anniversary of the launch of our Code, a roundtable panel discussion, facilitated by an independent ethics practitioner, was held on the topic "Turning integrity into outcomes: the role of the manager". The panelists emphasised the value of ethical discipline as a necessary contributor to and driver of business performance and expressed the continuous need for leaders and managers not only to set the tone but to shape and influence an ethical work environment.

Anti-corruption initiatives

The board recognises the importance of preventing corruption not only as a compliance imperative but as part of its corporate governance agenda. In line with this, the Group Compliance Department has embarked on an initiative to develop a group-wide anti-corruption policy and procedures.

Internal control

The board recognises the importance of effective internal controls to the company's overall risk management system, which ultimately contributes to a high standard of corporate governance. The group's Internal Audit Department plays a key role in establishing a credible internal control system by monitoring and reporting to the board on a quarterly basis, through the Audit and Corporate Governance Committee, on significant developments in the company's internal control environment.

In line with the recommendations of King III and in pursuit of a more effective internal control environment, a combined assurance framework was developed and implemented in 2011.

Based on assurance received by the board from all assurance providers, including the Group Internal Audit Department as well as consideration of significant operational and financial matters, the board concluded that the group's internal control environment during the year under review and up to the date of the approval of the annual report was effective.

Whistle blowing

The board and management continued to improve the operation of the whistle-blowing initiative which provides a platform for employees and other stakeholders to report anonymously and in good faith acts, practices or activities that are in conflict with AngloGold Ashanti's business principles, which are unlawful, or constitute financial malpractice or endanger the public or the environment. The number and type of reports received groupwide through this whistle-blowing facility as well as action taken against persons found to have engaged in wrongful acts were reported to the board through the Audit and Corporate Governance Committee on a quarterly basis. Since its inception in February 2004, 453 cases have been reported, of which 415 were investigated and closed by 31 December 2011.

Directors' approval

In accordance with Section 30(3)(c) of the Companies Act, No. 71 of 2008, the annual financial statements for the year ended 31 December 2011 were approved by the board of directors on 16 March 2012 and are signed on its behalf by:

Directors

TT Mboweni, Chairman

M Cutifani, Chief Executive Officer

S Venkatakrishnan, Chief Financial Officer

LW Nkuhlu (Prof), Chairman, Audit and Corporate Governance Committee

Secretary's certificate

In terms of Section 88(2)(e) of the Companies Act, No. 71 of 2008, I certify that the company has lodged with the Companies and Intellectual Property Commission all such returns and notices as are required of a public company in terms of the Act, and that all such returns and notices are true, correct and up-to-date.

L Eatwell
Company Secretary
Johannesburg
16 March 2012

Financial statements

In accordance with Section 29(1)(e)(ii) of the Companies Act, No. 71 of 2008, the annual financial statements for AngloGold Ashanti Limited, registration number 1944/017354/06, for the year ended 31 December 2011, have been audited by Ernst & Young Inc., the company's independent external auditors, whose unqualified audit report can be found on page 151.

The financial statements have been prepared by the corporate reporting staff of AngloGold Ashanti Limited, headed by Mr John Edwin Staples, the group's Chief Accounting Officer. This process was supervised by Mr Srinivasan Venkatakrishnan, the group's Chief Financial Officer.

Report of the independent auditors

To the shareholders of AngloGold Ashanti Limited

We have audited the consolidated and separate financial statements of AngloGold Ashanti Limited, which comprise the consolidated and separate statements of financial position as at 31 December 2011, and the consolidated and separate income statements, consolidated and separate statements of comprehensive income, cash flows and changes in equity for the year then ended, and a summary of significant accounting policies and other explanatory notes, as well as the Directors' report, as set out from pages 152 to 308.

Directors' responsibility for the financial statements

The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatements, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated and separate financial statements present fairly, in all material respects, the consolidated and separate financial position of AngloGold Ashanti Limited as at 31 December 2011, and its consolidated and separate financial performance and consolidated and separate cash flows for the year then ended in accordance with International Financial Reporting Standards, and the requirements of the Companies Act of South Africa.

Ernst & Young Inc.
Director – Lance Ian Neame Tomlinson
Registered Auditor
Chartered Accountant (SA)
Wanderers Office Park
52 Corlett Drive Illovo,
Johannesburg, South Africa
16 March 2012

Directors' report

For the year ended 31 December

Nature of business

AngloGold Ashanti conducts mining operations in Africa, North and South America and Australia, and undertakes exploration activities worldwide. In addition, the company is involved in the manufacturing, marketing and selling of gold products, as well as the development of markets for gold.

In addition, at certain of its operations, AngloGold Ashanti produces uranium, silver and sulphuric acid as by-products in the course of producing gold.

A review of the unaudited performance of the various operations is available from page 26.

Shareholders holding 10% or more of AngloGold Ashanti's issued share capital

As at 31 December 2011, there were no shareholders holding 10% or more of the company's share capital. This does not take cognisance of the shares held by the Bank of New York Mellon as depositary for the AngloGold Ashanti ADR programme.

Share capital

Authorised

The authorised share capital of AngloGold Ashanti as at 31 December 2011 was made up as follows:

• 600,000,000 ordinary shares of 25 South African cents each	R150,000,000
• 4,280,000 E ordinary shares of 25 South African cents each	R1,070,000
• 2,000,000 A redeemable preference shares of 50 South African cents each	R1,000,000
• 5,000,000 B redeemable preference shares of 1 South African cent each	R50,000

The following are the movements in the issued and unissued share capital from the beginning of the accounting period to 31 January 2012:

Issued

Ordinary shares

	Number of shares	Rand	Number of shares	Rand
	2011		2010	
At 1 January	**381,204,080**	**95,301,020**	362,240,669	90,560,167
Issued during year:				
– Equity raising – proceeds used to part fund the hedge elimination	**–**	**–**	18,140,000	4,535,000
– Conversion of E ordinary shares				
– Bokamoso ESOP	**60,695**	**15,174**	–	–
– Izingwe	**39,052**	**9,763**	–	–
– BEE transaction (as approved by shareholders on 11 May 2011) Bokamoso ESOP	**48,923**	**12,230**	–	–
– Exercise of options by participants in the AngloGold Share Incentive Scheme	**889,593**	**222,398**	823,411	205,853
At 31 December	**382,242,343**	**95,560,585**	381,204,080	95,301,020
Issued subsequent to year-end				
– Exercise of options by participants in the AngloGold Share Incentive Scheme	**10,706**	**2,676**		
– Bokamoso ESOP on conversion of E ordinary shares	**1,098**	**275**		
At 31 January 2012	**382,254,147**	**95,563,536**		

E ordinary shares

On 11 December 2006, shareholders in general meeting authorised the creation of a maximum of 4,280,000 E ordinary shares to be issued pursuant to an Employee Share Ownership Plan (ESOP) and a black economic empowerment transaction with Izingwe Holdings (Pty) Limited (Izingwe) – (collectively, the BEE transaction).

At a general meeting held on 11 May 2011, shareholders approved an amendment to the BEE transaction authorising an additional issue of 48,923 ordinary shares to be made to the ESOP and the reinstatement of lapsed E ordinary shares to be made to the ESOP (to a maximum of 810,634 E ordinary shares) and to Izingwe (560,000 E ordinary shares). The amendment also took cognisance of changes to the vesting criteria and duration of the scheme.

On 9 June 2011, a total of 1,329,164 E ordinary shares were reinstated, of which 769,164 E ordinary shares were reinstated in respect of the ESOP and 560,000 E ordinary shares were reinstated in respect of Izingwe.

	Number of shares	Rand	Number of shares	Rand
	2011		2010	
At 1 January	**2,806,126**	**701,531**	3,794,998	948,749
Reinstated	**1,329,164**	**332,291**		
Cancelled in exchange for ordinary shares in terms of the cancellation formula				
– Bokamoso ESOP	**(922,328)**	**(230,582)**	(708,872)	(177,218)
– Izingwe	**(630,000)**	**(157,500)**	(280,000)	(70,000)
At 31 December	**2,582,962**	**645,740**	2,806,126	701,531
Cancelled subsequent to year-end				
– Cancelled and exchanged for ordinary shares issued in terms of the cancellation formula – Bokamoso ESOP	**(8,728)**	**(2,182)**		
At 31 January 2012	**2,574,234**	**643,558**		

In terms of the original authority granted by shareholders in 2006, on vesting, E ordinary shares were cancelled in exchange for ordinary shares in accordance with the cancellation formula.

E ordinary share capital amounting to R51,842,313 in respect of 688,332 vested, unconverted and cancelled E ordinary shares, was transferred to ordinary share premium during 2011. Prior to the amendment of the BEE transaction, E ordinary shares did not convert into ordinary shares where the market price of an AngloGold Ashanti ordinary share was less than the strike price of the E ordinary share as calculated in accordance with the cancellation formula.

In addition to the reinstatement of cancelled E ordinary shares, shareholders approved an amendment to the cancellation formula through the resetting of the strike price. Participants to the ESOP and Izingwe are now guaranteed a minimum conversion price of R40 per E ordinary share with a maximum of R90 per E ordinary share for the ESOP and R70 per E ordinary share for Izingwe from a base price of R320 and R330 per share, respectively.

E ordinary shareholders are entitled to vote at all ordinary shareholder meetings. However, they do not hold a veto right.

Dividends are payable on E ordinary shares, in an amount equal to 50% of dividends payable to ordinary shareholders. The residual 50% of the dividend payable is taken into account in determining the cancellation formula.

E ordinary shares which vest and are exchanged for ordinary shares are cancelled and may not be re-issued. Therefore, they do not form part of the unissued share capital of the company.

Directors' report

For the year ended 31 December

Redeemable preference shares

The A and B redeemable preference shares, all of which are held by the wholly owned subsidiary, Eastvaal Gold Holdings Limited, may not be transferred and are redeemable from the realisation of the assets relating to the Moab lease area after the cessation of mining operations in the area. The shares carry the right to receive dividends equivalent to the profits (net of royalty, ongoing capital expenditure and taxation) from operations in the area. No further A and B redeemable preference shares will be issued.

Further details of the authorised and issued shares, as well as the share premium, are given in note 25 to the group's financial statements.

Unissued

	Number of ordinary shares	
	2011	**2010**
At 1 January	**218,795,920**	237,759,331
Authorised during the year	**–**	–
Issued during year	**(1,038,263)**	(18,963,411)
At 31 December	**217,757,657**	218,795,920
Issues subsequent to year-end	**(11,804)**	
At 31 January 2012	**217,745,853**	

Ordinary shares under the control of directors

Pursuant to the authority granted by shareholders at the annual general meeting held on 11 May 2011, 5% of the number of shares in issue, from time to time, are placed under the control of the directors to allot and issue, for such purposes and on such terms as the directors, in their discretion, may determine. At 31 December 2011, the total number of shares placed under the control of the directors was 19,112,117. No shares were issued during 2011 by the directors in terms of this authority. This authority expires, unless renewed, at the annual general meeting to be held on 10 May 2012.

At the annual general meeting to be held on 10 May 2012, shareholders will be asked to renew this authority, by placing 5% of the number of shares in issue, from time to time, under the control of the directors to allot and issue, for such purposes and on such terms as the directors, at their discretion, may determine.

In terms of the Listings Requirements of the JSE, shareholders may, subject to certain conditions, authorise the directors to issue the ordinary shares held under their control for cash other than by means of a rights offer to shareholders. To enable the directors of the company to take advantage of favourable business opportunities which may arise for the issue of such ordinary shares for cash, without restriction, for the benefit of the company, shareholders will be asked to consider an ordinary resolution to this effect at the annual general meeting to be held on 10 May 2012.

At the annual general meeting to be held on 10 May 2012, shareholders will be asked to approve as a general authority, the acquisition by the company, or a subsidiary of the company, of its own shares from its issued ordinary share capital for certain specific housekeeping reasons.

Depositary interests

American Depositary Shares

At 31 December 2011, the company had in issue, through The Bank of New York Mellon as Depositary and listed on the New York Stock Exchange (NYSE), 164,886,294 American Depositary Shares (ADSs). Each ADS is equal to one ordinary share. At 31 January 2012, there were 161,963,851 ADSs in issue and listed on the NYSE.

CHESS Depositary Interests

At 31 December 2011 and 31 January 2012, the company had in issue through the Clearing House Electronic Sub-register System (CHESS), and listed on the Australian Securities Exchange (ASX), 90,452,100 CHESS Depositary Interests (CDI). Every five CDIs has one underlying AngloGold Ashanti ordinary share and carries the right to one vote.

Ghanaian Depositary Shares

At 31 December 2011 and 31 January 2012, the company had in issue, through NTHC Limited as Depositary and listed on the Ghana Stock Exchange (GhSE), 16,610,500 and 16,599,800 Ghanaian Depositary Shares (GhDSs) respectively. Every 100 GhDSs has one underlying AngloGold Ashanti ordinary share and carries the right to one vote.

AngloGold Share Incentive Scheme

AngloGold Ashanti operates a share incentive scheme through which executive directors, and other management groups of the company and its subsidiaries are given the opportunity to acquire shares in the company. The objective is to incentivise such employees to identify themselves more closely with the fortunes of the group and its continued growth and to promote the retention of such employees.

Non-executive directors are not eligible to participate in the share incentive scheme.

The maximum number of shares attributable to the scheme is 17,000,000 shares. The maximum aggregate number of shares which may be acquired by any one participant in the scheme is 5% of the shares attributable to the scheme or 850,000 ordinary shares in aggregate could be issued per employee (2010: 850,000).

Employees participate in the share incentive scheme to the extent that they are granted options or rights to acquire shares and accept them. All options or rights which have not been exercised within ten years from the date of grant, automatically expire.

The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that they remain globally competitive, so as to attract, reward and retain managers of the highest calibre. As a result, several types of incentives, each with their own issue and vesting criteria, have been granted to employees. These are collectively known as the “AngloGold Share Incentive Scheme” or “share incentive scheme”.

Although the Remuneration Committee has the discretion to incentivise employees through the issue of shares, only options or awards have so far been granted.

AngloGold Share Incentive Scheme (continued)

The type and vesting criteria of the options or awards granted are:

Time-related

The granting of time-related options was approved by shareholders at the general meeting held on 4 June 1998 and amended by shareholders at the annual general meeting held on 30 April 2002, when it was agreed that no further time-related options would be granted. All time-related options granted have either lapsed, vested and have been exercised in full.

Performance-related

The granting of performance-related options was approved by shareholders at the annual general meeting held on 30 April 2002 and amended at the annual general meeting held on 29 April 2005 when it was agreed that no further performance related options would be granted. A performance-related option granted will terminate on 1 November 2014, being the date on which the last options granted hereunder may be exercised or they will expire.

Performance-related options granted vest in full, three years from the date of grant, provided that the conditions under which the options were granted are met. All options granted and outstanding vested in full on 1 November 2007.

Bonus Share Plan (BSP)

The granting of awards in terms of the BSP was approved by shareholders at the annual general meeting held on 29 April 2005 and amended at the general meeting held on 6 May 2008 when shareholders approved an increase in the maximum level of the bonus payable to eligible participants, as well as shortening of the vesting period. Executive directors, executive and other management groups are eligible for participation. Each award made in respect of the BSP entitles the holder to acquire one ordinary share at "nil" cost. In respect of all awards granted to and including 2007, these awards vest in full, three years from the date of grant, provided that the participant is still in the employ of the company at the date of vesting unless an event, such as death, occurs which may result in an earlier vesting date. In respect of awards granted in 2008 and thereafter, the vesting period has been shortened to 40% in year one and 60% in year two from the date of grant or, in the event that the exercising of awards only takes place in year three, then 120% of awards granted will be available for exercising.

Long-Term Incentive Plan (LTIP)

The granting of awards in terms of the LTIP was approved by shareholders at the annual general meeting held on 29 April 2005. Executive directors and selected senior management are eligible for participation. Each award made in respect of the LTIP entitles the holder to acquire one ordinary share at "nil" cost. Awards granted vest three years from the date of grant, to the extent that the stated company performance targets, under which the awards were made, are met and provided that the participant is still in the employ of the company at the date of vesting, or unless an event, such as death, occurs which may result in an earlier vesting date.

Options and awards

As is required to be disclosed in terms of the AngloGold Share Incentive Scheme and stock exchange regulations, the movement in respect of options and awards granted and the ordinary shares issued as a result of the exercise of options and awards during the period 1 January 2011 to 31 January 2012 is as follows:

	Time-related	Performance related	Bonus share plan (1)	Long-term incentive plan (1)	Total share incentive scheme	Total shares issued
At 1 January 2011	641	391,932	1,552,493	1,599,690	3,544,756	6,923,831
Movement during year						
– Granted	–	–	820,847	686,305	1,507,152	
– Exercised	(641)	(220,788)	(466,849)	(201,315)	(889,593)	889,593
– Lapsed – terminations	–	–	(81,113)	(102,620)	(183,733)	
At 31 December 2011	**–**	**171,144**	**1,825,378**	**1,982,060**	**3,978,582**	**7,813,424**
Average exercise/issue price per share outstanding	–	R231.98	R306.43	R302.69	R301.36	
Subsequent to year-end						
– Granted	–	–	–	–	–	
– Exercised	–	(3,740)	(4,963)	(2,003)	(10,706)	10,706
– Lapsed – terminations	–	–	–	–	–	
At 31 January 2012	–	167,404	1,820,415	1,980,057	3,967,876	7,824,130

(1) BSP and LTIP awards granted at nil cost to participants.

Effective 15 October 2008, the JSE amended Schedule 14 (Requirements for share incentive schemes) of the Listings Requirements. As a result, AngloGold Ashanti amended the terms of its Share Incentive Scheme by obtaining shareholder approval to amend the total number of shares attributable to the share incentive scheme, from 2.75% of issued share capital from time to time, to a fixed number of shares that may be issued to the scheme. Although the amendment only had to be in place by 1 January 2011, AngloGold Ashanti sought and obtained shareholder approval at the annual general meeting held on 7 May 2010 authorising the directors to issue up to 17,000,000 shares which was management's estimate of options/awards to be granted over a three-year period, including options/awards granted and outstanding as at 31 December 2010. The total number of options/awards that may be issued in aggregate to any one participant in the scheme is 5% of the total number of shares attributable to the scheme.

Options and awards (continued)

Also effective 15 October 2008, the recycling of options/awards that have vested and which have been delivered and for which AngloGold Ashanti shares have been issued, is no longer allowed. The table below reflects the total number of options/awards that are unissued in terms of the share incentive scheme, as affected by this Listings Requirements rule change:

Details	Options/Awards
Total number of options/awards attributable to the scheme at 31 December 2011	17,000,000
Less:	
– Total number of options/awards granted and outstanding at 31 December 2011	(3,978,582)
– Total number of options/awards exercised:	
– During the period 15 October to 31 December 2008	(101,013)
– During the period 1 January to 31 December 2009	(1,131,916)
– During the period 1 January to 31 December 2010	(823,411)
– During the period 1 January to 31 December 2011	(889,593)
Total options/awards available but unissued at 31 December 2011	**10,075,485**

Dividend policy

Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the company's financial performance. Dividends are recognised when declared by the board of directors. During the third quarter of 2011, the Company changed its timing of dividend payments to quarterly, rather than half-yearly. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of future dividends will depend upon the board's ongoing assessment of AngloGold Ashanti's earnings, after providing for long-term growth, cash/debt resources, compliance with the solvency and liquidity requirements of the Companies Act of 2008, the amount of reserves available for a dividend based on the going-concern assessment, and restrictions placed by the conditions of the convertible bonds, other debt facilities, protection of the investment grade credit rating and other factors.

Dividends declared since 1 January 2011:

Ordinary shares	Final dividend Number 109	Interim dividend Number 110	Third quarter dividend Number 111	Fourth quarter dividend Number 112
Declaration date	15 February 2011	2 August 2011	7 November 2011	14 February 2012
Last date to trade ordinary shares cum dividend	4 March 2011	26 August 2011	25 November 2011	2 March 2012
Record date	11 March 2011	2 September 2011	2 December 2011	9 March 2012
Amount paid per ordinary share				
– South African currency (cents)	80	90	90	200
– United Kingdom currency (pence)	7.118	7.618	6.832	16.776
– Ghanaian currency (cedis)	17.384	19.188	16.659	45.100
Amount per CDI(1) – Australian currency (cents)	2.275	2.337	2.176	4.972
Payment date	18 March 2011	9 September 2011	9 December 2011	16 March 2012
Amount per GhDS(2) – Ghanaian currency (cedis)	0.17384	0.19188	0.16659	0.451
Payment date	21 March 2011	12 September 2011	12 December 2011	19 March 2012
Amount per ADS(3)				
– United States currency (cents)	11.2599	12.0812	10.8747	27.50 (4)
Payment date	28 March 2011	19 September 2011	19 December 2011	26 March 2012 (4)
E ordinary share				
South African currency (cents) per share	40	45	45	100
Payment date	18 March 2011	9 September 2011	9 December 2011	16 March 2012

(1) Each CDI (CHESS Depositary Interest) is equal to one-fifth of one ordinary share.
(2) Each GhDS (Ghanaian Depositary Share) is equal to one-hundredth of one ordinary share.
(3) Each ADS (American Depositary Share) is equal to one ordinary share.
(4) Illustrative value assuming the following rates of exchange: R7.2728/$. The actual rate of payment will depend on the exchange rate on the currency conversion date and/or date of payment.

Withholding tax

On 21 February 2007, the South African government announced that a 10% withholding tax on dividends and other distributions payable to shareholders would be implemented. In his budget speech on 22 February 2012, the South African Minister of Finance announced that the withholding tax on dividends and other distributions payable to shareholders will be increased from 10% to 15% effective 1 April 2012.

This withholding tax replaces the Secondary Tax on Companies and although this may reduce the tax payable by AngloGold Ashanti's South African operations, thereby potentially increasing distributable earnings, the withholding tax on dividends and other distributions will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders, subject to certain exceptions.

The method for collection of this withholding tax will be communicated to shareholders in due course.

Dematerialised shareholders on the South African share register will receive payment of their dividends electronically, as provided for by STRATE. Certificated shareholders, who have elected to receive their dividends electronically, will be paid via the company's electronic funds transmission service. Certificated shareholders who have not yet elected to receive dividend payments electronically, are encouraged to mandate this method of payment for all future dividends.

Borrowings

The company's borrowing powers are unlimited pursuant to the company's memorandum of incorporation. As at 31 December 2011, the group's gross borrowings (including the mandatory convertible bonds) totalled $2,488m, R20,006m (2010: $2,704m, R17,763m).

Significant events during the year under review and subsequent to year-end

Retirement from the board of directors: on 17 February 2011, Dr James Motlatsi retired from the board.

Sunrise Dam, Australia: On 15 March 2011, AngloGold Ashanti announced that its Sunrise Dam Gold Mine, situated 55km south of Laverton Australia, had been impacted by unprecedented heavy rains over the prior month.

Modification of the black economic empowerment share ownership transaction: On 11 May 2011, shareholders in general meeting approved the amendment to the company's black economic empowerment (BEE) share ownership transaction, which was first announced in 2006, to ensure that the intended benefits accrued to its recipients, namely its South African employees, through the Bokamoso ESOP trust and the BEE partner, Izingwe Holdings (Proprietary) Limited (Izingwe) (an investment company controlled by black investors).

Acquisition of an interest in First Uranium: On 22 July 2011, AngloGold Ashanti announced that it had entered into an agreement to acquire 47,065,916 shares (or approximately 19.79%) in First Uranium Corporation (First Uranium), a Canadian-incorporated company, from Village Main Reef Limited (Village), a South African-incorporated company, at a price of CAD0.60 per share.

Appointment to the board of directors: On 31 August 2011, AngloGold Ashanti announced the appointment of Ms Nozipho January-Bardill to the board with effect from 1 October 2011.

Tropicana Gold Project Mineral Resource increases: On 29 November 2011, AngloGold Ashanti announced that the Mineral Resource estimate for the Tropicana Gold Project, situated in Western Australia, had increased by 1.05Moz of contained gold.

Appointment to the board of directors: On 9 December 2011, AngloGold Ashanti announced the appointment of Mr Rodney Ruston to the board with effect from 1 January 2012.

Delisting from stock exchanges: AngloGold Ashanti delisted from Euronext Paris with effect from 23 December 2011 and from Euronext Brussels, effective 30 December 2011.

Significant events during the year under review and subsequent to year-end (continued)

A$600m loan facility: Following shareholders approval granted on 16 November 2011, AngloGold Ashanti entered into a four-year unsecured syndicated revolving credit facility.

Disposal: On 8 February 2012, the disposal of the group's interest in AGA-Polymetal Strategic Alliance Management Company Holdings Limited, Amikan Holding Limited, AS APK Holdings Limited, Imitzoloto Holdings Limited and Yeniseiskaya Holdings Limited to Polyholding Limited was completed for a consideration of $20m.

Acquisition: On 2 March 2012, AngloGold Ashanti agreed to acquire First Uranium (Pty) Ltd (South Africa) (FUSA), a wholly owned subsidiary of Toronto-based First Uranium Corporation (FIUC) and the owner of Mine Waste Solutions (MWS) and Chemwes (Pty) Limited (Chemwes), a recently commissioned tailings retreatment operation located in South Africa's Vaal River region and in the immediate proximity of AngloGold Ashanti's own tailings facilities, for a cash consideration of US$335 million. The transaction will be funded from cash reserves and debt facilities. The transaction is subject to the fulfilment of various conditions and is expected to be completed by end of the second quarter of 2012. In compliance with section 45(5) of the Companies Act, 2008 (the Companies Act), notice is hereby given to the shareholders of the company that, in connection with the acquisition of FUSA, a resolution of the board of directors of the company was passed, in accordance with section 45(3) of the Companies Act, in terms of which, the company is authorised to provide indirect financial assistance to Chemwes, by way of a performance guarantee to be issued in favour of Franco Nevada (Barbados) Corporation (Franco Nevada) for the obligations of Chemwes to Franco Nevada under a Gold Stream Purchase agreement entered into by Chemwes and Franco Nevada. The guarantee will only become effective once the acquisition of FUSA becomes effective.

Credit rating: On 15 March 2012, Moody's Investors Service announced that it has upgraded AngloGold Ashanti Limited's cedit rating from Baa3 to Baa2 with a stable outlook.

Litigation

There are no legal or arbitration proceedings in which any member of the AngloGold Ashanti group is or has been engaged, including any such proceedings which are pending or threatened, of which AngloGold Ashanti is aware, which may have, or have had during the 12 months preceding the date of this suite of Annual Reports 2011, a material effect on the group's financial position, other than those disclosed in the following paragraphs and those disclosed in group note 34 of the financial statements.

Colombia

La Colosa class action lawsuits: The following six class action lawsuits are currently pending before different Colombian state and federal courts in relation to AngloGold Ashanti Colombia S.A. (AGAC)'s La Colosa project, which is currently in its pre-feasibility phase and consists of three core concession contracts:

- Ivonne Prada v. Federal Department of the Environment, Housing and Territorial Development (October 2009);
- Usocoello, Cortolima, Procuraduria Regional Tolima, Universidad de Ibagué, Estudiantes de la Universidad del Rosario, Federarroz v. AGAC, Federal Department of Mines, Federal Department of the Environment, Housing and Territorial Development and Ingeominas (September 2010);
- Maria del Pilar Gonzalez v. Federal Department of Mines, Ingeominas and AGAC (May 2011);
- Maria del Pilar Gonzalez v. Federal Department of Mines, Ingeominas and AGAC (July 2011);
- Personero de Ibagué v. Federal Department of the Environment, Housing and Territorial Development, Ingeominas, AGAC, Continental Gold Ltda., Oro Barracuda Ltda., Fernando Montoya, Alberto Murillo and Eugenio Gomez (December 2011); and
- Juan Ceballos v. Federal Department of the Environment, Housing and Territorial Development, Ingeominas, Cortolima and AGAC (February 2012).

All but one of these lawsuits name AGAC as a defendant. Each lawsuit aims to stop exploration and mining in certain restricted areas affected by the La Colosa project due to environmental concerns or alleged breaches of environmental laws. Under Colombian law, restricted areas are State-protected land on which economic activities are restricted. AGAC has opposed, and has sought the dismissal of most of, the class action lawsuits that have been filed against it.

The class action lawsuit that has progressed the most was filed in the Third Administrative Court of the District of Ibagué on 9 September 2010. It named each of Ingeominas (the Colombian regulatory agency for mining activities), the Federal Department of the Environment, Housing and Territorial Development, as well as the Federal Department of Mines as defendants. AGAC was subsequently joined to the lawsuit as an additional defendant. The plaintiffs are the User Association of the Land Adequation District of Coello and Cucuana Rivers (Usocoello), which is a co-operative representing local farmers, the Autonomous Regional Corporation of Tolima (Cortolima), which is the government of the State of Tolima, the Office of the Attorney General of the State of Tolima (Procurador Judicial Ambiental y Agrario para el Tolima), the University of Ibagué, a student association of the University of El Rosario (Estudiantes de la Universidad del Rosario) and Fedearroz, which is the Colombian association of rice growers.

The plaintiffs have petitioned the court to order the defendant governmental entities not to declare the La Colosa mining project feasible on the grounds that the project threatens a healthy environment, public health and food safety for Usocoello members and local residents. Such order by the court would result in the revocation of AGAC's permit to temporarily use for its exploration activities 515.75 hectares of forest reserve that are otherwise designated as restricted areas.

In addition, as each of AGAC's three core mining concession contracts governing the La Colosa project provides that Ingeominas has the discretion to declare the underlying concession void if AGAC breaches applicable environmental laws or regulations, the plaintiffs have petitioned the court to direct Ingeominas to cancel such concession contracts on the ground that AGAC has violated the Code of Natural Resources. If plaintiffs prevail and Ingeominas is ordered to cancel AGAC's three core concession contracts, the company would be required to abandon the La Colosa project and all of AGAC's other existing mining concession contracts and pending proposals for new mining concession contracts would also be cancelled. In addition, AGAC would be banned from doing business with the Colombian government for a period of five years. As a result, AGAC would be unable to conduct any mining exploration or development activities during such period. However, this would not affect other AngloGold Ashanti subsidiaries operating in Colombia, which hold singularly or in concert with joint venture partners the majority of AngloGold Ashanti's concession contracts in Colombia.

As no settlement was reached at a special conciliation hearing (Pacto de Cumplimiento) held on 27 April 2011, the trial has continued and the court is gathering evidence from the parties in preparation for its ruling.

In addition, in connection with the class action lawsuit filed by the Ombudsman of Ibagué (Personero de Ibagué) in September 2011, the Superior Court of the District of Ibagué granted the plaintiff a preliminary injunction that resulted in the suspension of AGAC's mining concession contracts relating to certain greenfield exploration activities in the Toche Anaima Belt. These contracts do not include AGAC's core concession contracts relating to the La Colosa project. AGAC has appealed against this preliminary injunction and its appeal is still pending.

Department of the Environment, Housing and Territorial Development (DoE) v. AGAC: In Resolution No. 785 of 29 April 2009, the DoE opened an investigation against AGAC and brought a list of charges against it for carrying out exploratory activities at the La Colosa project without having obtained the applicable permit to partially or temporarily use the soil of a forest reserve that was designated as a restricted area. In particular, the DoE alleged that AGAC violated Article 210 of the Code of Natural Resources (Code), which requires a company to obtain such a permit when it plans on carrying out an economic activity that will involve the cutting down of trees. In 2010, while conducting its investigation the DoE also proceeded to update the existing mining terms of reference, which set forth the environmental studies and other environmental activities that each mining company is required to conduct in connection with the exploration phase of its respective mining project. As reflected in Article 34 of the Code, the new terms of reference specify that exploration may not be carried out in restricted areas without a permit sanctioning such exploration. The DoE then resolved that AGAC was in breach of the 2010 terms of reference and issued a fine against AGAC.

As the parties were unable to reach an agreement at a conciliation meeting held on 30 May 2011, on such same date AGAC filed an action against the DoE in the Administrative Superior Court of the Cundinamarca District to annul the penalties. Should the DoE's fine ultimately be upheld by the courts, the Ingeominas would then have the discretion to terminate AGAC's three core mining concession contracts relating to the La Colosa project. In the event of such termination, the company would be required to abandon the La Colosa project and all of AGAC's other existing mining concession contracts and pending proposals for new mining concession contracts would also be canceled. In addition, AGAC would be banned from doing business with the Colombian government for a period of five years. As a result, AGAC would be unable to conduct any mining exploration or development activities during such period. However, this would not affect other AngloGold Ashanti subsidiaries operating in Colombia, which hold singularly or in concert with joint venture partners the majority of AngloGold Ashanti's concession contracts in Colombia.

Directors' report

For the year ended 31 December

Material change

There has been no material change in the financial or trading position of the AngloGold Ashanti group since the publication of its results on 15 February 2012, which were reviewed by Ernst & Young Inc. and for which their unmodified review report was issued, for the year ended 31 December 2011.

Material resolutions

Details of special resolutions and other resolutions of a significant nature passed by the company during the year under review, requiring disclosure in terms of the Listings Requirements of the JSE, are as follows:

	Nature of resolution	Effective date
AngloGold Ashanti Limited	Passed at the annual general meeting held on 11 May 2011: Approval for the company or any of its subsidiaries to acquire ordinary shares issued by the company.	11 May 2011
AngloGold Ashanti Limited	Passed at the general meeting held on 11 May 2011: Approval to amend the company memorandum of incorporation by replacing Article 147 of the company's memorandum of incorporation with a new article.	11 May 2011
AngloGold Ashanti Limited	Passed at the general meeting held on 16 November 2011: Approval for the company to provide financial assistance to related parties in accordance with Sections 44 and 45 of the Companies Act No.71 of 2008.	16 November 2011

Annual general meetings

At the 67th annual general meeting held on 11 May 2011, shareholders passed ordinary resolutions relating to the:

- adoption of the financial statements for the year ended 31 December 2010;
- re-appointment of Ernst & Young Inc. as auditors of the company;
- election of Mr TT Mboweni as a director and chairman;
- election of Mr F Ohene-Kena as a director;
- election of Mr R Gasant as a director;
- re-election of Mr WA Nairn as a director;
- re-election of Mr SM Pityana as a director;
- appointment of Prof LW Nkuhlu as a member of the Audit and Corporate Governance Committee of the company;
- appointment of Mr FB Arisman as a member of the Audit and Corporate Governance Committee of the company;
- appointment of Mr R Gasant as a member of the Audit and Corporate Governance Committee of the company;
- renewal of a general authority placing 5% of the number of ordinary shares of the company in issue from time to time under the control of the directors;
- granting of a general authority to issue ordinary shares in the capital of the company for cash, subject to certain limitations in terms of the Listings Requirements of the JSE;
- amendments to the AngloGold Ashanti Limited Long-Term Incentive Plan 2005 in respect of the revised proportionate vesting of awards in certain circumstances and noted the allocation of thresholds for executives for 2011;
- approval of the AngloGold Ashanti remuneration policy;
- increase in non-executive directors' fees;
- increase in non-executive directors' fees for board committee meetings; and
- approval for the company and its subsidiaries to acquire ordinary shares issued by the company.

Notice of the 68th annual general meeting to be held in the Auditorium, 76 Jeppe Street, Newtown, Johannesburg at 11:00 (South African time) on Thursday, 10 May 2012, will be printed as a separate document and distributed to shareholders in accordance with the Companies Act No. 71 of 2008. Additional copies of the notice of annual general meeting may be obtained from the company's corporate contacts, share registrars or the company's website.

Directorate and secretary

The following movements to the board of directors took place during the period from 1 January 2011 to 31 December 2011 and subsequent to year-end.

Executive directors

There were no changes to the executive directors during the year under review.

Non-executive directors

Dr TJ Motlatsi retired from the board on 17 February 2011.

Ms NP January-Bardill was appointed as a member of the board with effect from 1 October 2011 and as a member of the Audit and Corporate Governance Committee with effect from 2 November 2011.

Mr RJ Ruston was appointed as a member of the board with effect from 1 January 2012.

The directors retiring by rotation at the forthcoming annual general meeting in terms of the articles of association are, Prof LW Nkuhlu and Mr WA Nairn. Both Prof Nkuhlu and Mr Nairn have made themselves available for re-election at the annual general meeting to be held on 10 May 2012.

Ms NP January-Bardill and Mr RJ Ruston, who were appointed as directors on 1 October 2011 and 1 January 2012 respectively, will retire at the annual general meeting but offer themselves for election.

In terms of the company's memorandum of incorporation, there is no mandatory retirement age for non-executive directors. Non-executive directors do not hold service contracts with the company. The names and biographies of the directors of the company are listed in the Annual Integrated Report. There was no change in the office of the Company Secretary. The name, business and postal address of the Company Secretary are set out on the Administrative Information page of this report.

Directors' and prescribed officers' interests in shares

The interests of directors and prescribed officers in the ordinary shares of the company at 31 December, which did not individually exceed 1% of the company's issued ordinary share capital, were:

	Beneficial		Beneficial	
	Direct	Indirect	Direct	Indirect
	31 December 2011		31 December 2010	
Non-executive directors				
FB Arisman	**–**	**4,984**	–	4,984
LW Nkuhlu	**–**	**800**	–	800
Total	**–**	**5,784**	–	5,784
Executive directors				
M Cutifani	**10,000**	**–**	10,000	–
S Venkatakrishnan	**10,351**	**–**	10,351	–
Total	**20,351**	**–**	20,351	–
Prescribed officers				
AM O'Neill	**–**	**7,000**	–	7,000
CE Carter	**7,037**	**–**	7,000	–
	7,037	**7,000**	7,000	7,000
Grand total	**27,388**	**12,784**	27,351	12,784

Other than CE Carter who sold 1,231 shares during December 2011, which settled in January 2012, there has been no further change in the above interests since 31 December 2011. A register detailing directors' and prescribed officers' interests in contracts is available for inspection at the company's registered and corporate office. SM Pityana, an independent non-executive director of AngloGold Ashanti, has an indirect beneficial holding in the company given that he is a Trustee and beneficiary of a trust which holds a 44% interest in Izingwe Holdings, the company's BEE partner. As at 31 December 2011, Izingwe Holdings held 1,050,000 E ordinary shares in the issued capital of the company (31 December 2010: 1,120,000 E ordinary shares). This holding is unchanged at the date of this report.

Directors' report

For the year ended 31 December

Details of service contracts of directors and prescribed officers

In accordance with Section 30(4)(e) the salient features of the service contracts of directors and prescribed officers have been disclosed under the Remuneration section on page 177.

Annual financial statements

The financial statements set out fully the financial position, results of operations and cash flows of the group and the company for the financial year ended 31 December 2011.

The directors of AngloGold Ashanti Limited are responsible for the maintenance of adequate accounting records and the preparation of the annual financial statements and related information in a manner that fairly presents the state of the affairs of the company, in conformity with the Companies Act, 71 of 2008, as amended and in terms of the JSE Listing Requirements.

The directors are also responsible for the maintenance of effective systems of internal control which are based on established organisational structures and procedures. These systems are designed to provide reasonable assurance as to the reliability of the annual financial statements, and to prevent and detect material misstatement and loss.

In preparing the annual financial statements reflected in United States dollars and South African rands, the group has complied with International Financial Reporting Standards (IFRS) and used appropriate accounting policies supported by pragmatic judgements and estimates.

AngloGold Ashanti, through its Executive Committee, reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also reviews these on a quarterly basis at its meetings.

Cash and cash equivalents at 31 December 2011 amounted to $1,112m (2010: $586m), and together with cash budgeted to be generated from operations in 2012 and the net incremental borrowing facilities available are, in management's view, adequate to fund operating, mine development, capital expenditure and financing obligations as they fall due for at least the next 12 months.

Based on the results of a formal documented review of the company's system of internal controls and risk management, covering both the adequacy in design and effectiveness in implementation, performed by the internal audit function during the year 2011, the board of directors has considered:

- information and explanations provided by line management;
- discussions held with the external auditors on the results of the year-end audit; and
- the assessment by the Audit and Corporate Governance and the Risk and Information Integrity committees.

Nothing has come to the attention of the board that caused it to believe that the company's system of internal controls and risk management are not effective and that the internal financial controls do not form a sound basis for the preparation of reliable financial statements.

Taking these factors into account, the directors of AngloGold Ashanti have formed the judgement that, at the time of approving the financial statements for the year ended 31 December 2011, it is appropriate to prepare these financial statements on a going concern basis.

The directors are of the opinion that these financial statements fairly present the financial position of the company and group at 31 December 2011 and the results of their operations and cash flow information for the year then ended.

The external auditor, Ernst & Young Inc., is responsible for independently auditing and reporting on the financial statements in conformity with International Standards on Auditing and the Companies Act of South Africa. The unqualified report on these financial statements appears on page 151.

The company will prepare a set of financial statements in accordance with US Generally Accepted Accounting Principles (US GAAP) and this includes such financial statements in its annual report on Form 20-F as must be filed with the US Securities and Exchange Commission by no later than 30 April 2012. Copies of the annual report on Form 20-F will be made available once the filing has been made, on request, from the Bank of New York Mellon, or from the company's corporate office detailed on the Administrative Information page of this report.

Investments

Particulars of the group's principal subsidiaries and operating entities are presented on page 308.

Remuneration report

AngloGold Ashanti aims to be the leading gold company in the medium-term and the leading mining company in the long-term. This ambitious growth objective requires that the company's remuneration strategies be sufficiently robust and innovative to attract people with the requisite skills on a global basis. The remuneration policy is devised to support this business strategy.

Remuneration policy

The Remuneration Policy applies to all AngloGold Ashanti operations globally and sets out policies and parameters relating to the establishment and application of employee rewards. In determining employee rewards, AngloGold Ashanti takes into consideration:

- AngloGold Ashanti's strategy, business objectives and company values;
- overall business performance;
- the skills required and how the company attracts and retains these employees to best deliver the objectives of AngloGold Ashanti;
- the relevant labour markets within which the company operates;
- the wage differentials between the top and bottom levels of the organisation ('wage gap'); and
- trade unions and the relationships and requirements which the company has in negotiations to ensure that all employees are fairly treated.

In order to address these considerations and to ensure that employees feel that they are equitably rewarded for their input, AngloGold Ashanti applies the following framework:

- a pay curve designed according to the applicable Stratum/grade and substratum;
- pay for performance, differentiation in pay according to an employee's deliverables;
- internal equity; and
- market benchmarking using the AngloGold Ashanti principle of positioning guaranteed pay at the median of the applicable markets.

The policy should be followed and applied in conjunction with any local AngloGold Ashanti practices and government legislation.

1. Reward components

- **Base salary**

  Fixed compensation is required to attract a given set of skills, competencies and experience.

- **Short-term incentives (STI)**

  Short-term incentives form a key part of total remuneration and all AngloGold Ashanti employees are eligible to participate in an annual incentive. The short-term incentive is performance-based and measured against pre-determined objectives which, depending on the level and focus of the role being performed, is derived from company, regional, operation/mine and individual performance criteria.

  Short-term incentives on the Bonus Share Plan Scheme are paid annually in cash and, for eligible employees within the plan, these are matched by the equivalent value Bonus Share Plan awards (BSP). BSP awards are the deferred element of the STI and are comprised of fully paid shares that vest 40% after one year and the balance after two years. Where BSP shares are retained for longer than three years, an additional 20% will be granted as a further retention incentive. Where tax regulations constrain the benefit of the award, partial vesting to pay taxes is permitted. In these instances, the additional 20% top-up is delivered in cash.

  In some instances, management level staff participate in production bonuses (paid quarterly or at frequent intervals). Where these bonuses are paid employees will receive the allocation of BSP shares as though they were participating in the BSP Scheme.

  This STI policy is not yet in effect at all AngloGold Ashanti locations and a number are in the process of implementing STI arrangements.

Remuneration policy (continued)

1. Reward components (continued)

- **Long-term incentives (LTI)**

  Long-term incentives are granted annually to employees in Stratum IV Mid and above, while Stratum IV Low may participate on a discretionary basis. LTI grants are comprised of fully paid shares in AngloGold Ashanti with a three-year vesting period. LTI grants are subject to business performance and approval of the Remuneration Committee of the board. LTI eligible employees are those senior level employees considered to contribute to the creation of value as reflected by share price and are intended to promote executive retention.

- **Employee benefits and allowances**

  Other components of reward are detailed under a separate AngloGold Ashanti policy document. However, subject to local competitive practice and legislation, AngloGold Ashanti policy is to provide, where appropriate, through third-parties, additional elements of compensation from the following list:

- **Life assurance**

  Comprising a fixed amount or a multiple of base salary.

- **Disability insurance (short- or long-term)**

  Comprising an amount to partially replace lost compensation during a period of medical incapacity or disability.

- **Medical and/or dental benefits**

  Providing reimbursement of supplemental or primary medical expenses including hospitalisation, family doctor or emergency room visits, prescription medication and dental expenses. Plans will include an annual limit and involve employee cost sharing to promote efficient purchasing.

- **Retirement savings**

  Full or partially matched (with employee) contributions towards retirement savings.

- **Accidental death and dismemberment**

  Usually comprising a schedule of fixed amounts or multiple of salary.

- **Relocation allowances**

  To enable an employee and their family to relocate for business purposes from one location to another. Allowances may be once only or extend over a determined period of time and cover such expenses as house sale and purchase, transportation of effects, cost of living allowances, rental expenses and school fees.

  It is no longer AngloGold Ashanti practice to provide post-retirement benefits i.e. medical care and life assurance to retired employees. Existing plans have been or are in the process of being closed to new entrants or converted to employee paid plans.

2. Compensation structure

AngloGold Ashanti is in the process of transitioning the administration of compensation into pay ranges developed around the requisite-based Stratum structure and away from the previously employed Paterson job evaluation system. Currently this is complete down to Stratum IV and will progress through the organisation to all employees not covered by a collective bargaining unit or union. Where compensation administration arrangements are negotiated with employee representatives/trade unions and AngloGold Ashanti is involved with multi-employer agreements, this may only take place after the required negotiation.

2. Compensation structure (continued)

Pay ranges cover each stratum or level in the location in which jobs are situated. Each stratum is divided into an upper, middle and lower sub-stratum and a pay range is constructed for each. Determination of the stratum level into which a particular position is located, is the subject of a separate policy.

Pay ranges represent the level of compensation paid to similar positions in the market. The median (50th percentile) of market comparators becomes the midpoint of the AngloGold Ashanti range and the minimum and maximum of the range is the lower and upper market quartile.

An individual promoted to a particular position entering the appropriate range for that position typically receives a salary toward the minimum. Over time as they approach full competence they move toward the midpoint through annual salary awards.

Individuals approaching the maximum of their range would usually be candidates for promotion or are considered to be exceptionally competent and performing at a consistently high level over long periods or have acutely scarce skills. Only in special circumstances of particularly scarce skills or experience shortages may an individual be compensated beyond the maximum of the range.

Ranges are maintained in line with the target market by periodically selecting "benchmark" roles within the range and comparing these to similar positions in the target group. Benchmarking will be completed annually to ensure that AngloGold Ashanti remains aligned to the market. Internal benchmarking is also completed to ensure that there is an equitable approach to reward.

Salary ranges simplify the maintenance of competitive compensation and provide a helpful guideline for managing individual compensation adjustments and setting total population salary budgets.

An individual's salary relative to the midpoint of the range for the position occupied is referred to as the compa-ratio. Aggregated compa-ratios provide an indication of the population's overall competitiveness.

For each pay range (i.e. each sub stratum level) a target short term incentive applies to the range. This will normally be expressed in percentage form (of base salary) with a midpoint level, a minimum and maximum. STI ranges are determined by comparison with the local market below Stratum IV with a global scale developed by the corporate compensation and benefits team applicable to Stratum V and above. In instances of global roles or scarce skills, the global scale is used to as low as Stratum III.

For each applicable stratum (IVM and above), a target LTI grant will also apply. Target grant levels are determined by market comparison and are set by the Corporate Compensation and Benefits team. Discretionary LTI grants can be given to Stratum IVL.

The Gini coefficient, which measures the wage gap between the top earners and the low earners, is referenced when determining the Compensation structure.

3. Competitive positioning

- **Market comparison**

  AngloGold Ashanti aims to compensate managerial employees in Stratum V and above, when they are fully competent in their roles, at the median of a select group of global competitors. Comparative compensation is aged to the midpoint of the year to anticipate inflationary movement that is likely to occur during the coming year.

  For Stratum V and above, where necessary, base salary comparisons are reviewed to consider purchasing power. Purchasing power is defined as that part of base salary spent on housing, goods and services and taxation (including income tax, property tax and social security). The objective is to ensure that executives in higher cost countries are compensated for the extra amounts expended on these items compared with their colleagues at the same level in other locations. In other words purchase pay parity is achieved on that part of compensation expended on shelter, food and services.

Remuneration policy (continued)

3. Competitive positioning (continued)

- **Compensation comparison**

  Compensation at AngloGold Ashanti is compared against the selected comparator group and in the manner described above in terms of total compensation (i.e. base salary, benefits, short term incentive and long term incentive).

  Each component of compensation is then compared with the components offered by the target market group. Each component should be compared with the median of the relevant market and ranges or targets, as adjusted.

  To determine competitive positioning base salaries are compared with base salaries paid for similar positions. STI targets are compared with recently paid incentives, profit sharing or bonus payments made by the competitive market place. LTI target grants are compared with those made by the market. AngloGold Ashanti measures LTI values on a grant present value basis using the Black Scholes methodology.

4. Expatriate compensation

In addition to developing local skilled managers, AngloGold Ashanti utilises a skilled mobile workforce to service operations internationally. Mobility is becoming a scarce competency and the nature of employment and compensation is undergoing change.

The traditional approach of protecting home location spending power while based in the host location, assuming an ultimate return to the host location, is being transitioned to a salary range administration process using a global scale for cross continent transfers and regional scales for intra-regional transfers.

AngloGold Ashanti will continue to pay all host taxes levied on earned income and provide housing where appropriate.

5. Governance

- **Budgeting compensation increases**

  As part of the business planning and operational budgeting cycle, annual compensation increases are budgeted for. The budgeted amount takes into consideration the current average CPI as well as AngloGold Ashanti's overall market competitiveness and industry trends. Approval for these increases is in line with the business planning and budget cycle.

- **Remuneration Committee**

  AngloGold Ashanti's Remuneration Committee of the board discharges the responsibilities of the Board relating to all compensation, including equity compensation, of the company's executives. The committee establishes and administers the company's executive remuneration with the broad objectives of:

  5.1 aligning executive remuneration with company performance and shareholder interests;

  5.2 setting remuneration standards which attract, retain and motivate a competent executive team;

  5.3 linking individual pay with operational and company performance in relation to strategic objectives; and

  5.4 evaluating compensation of executives including approval of salary, equity and incentive based awards.

- **Legislation**

  The remuneration policy adheres to both AngloGold Ashanti policy and local government legislation and, where local legislation deviates from policy, the appropriate legislation is applied.

Remuneration principles

The Remuneration Committee sets and monitors executive remuneration for the company and ensures that pay practices meet all legislative and governance requirements and operates according to the following terms of reference:

- aligning executive and management remuneration with company performance and shareholder interest;
- setting remuneration standards which attract, retain and motivate a competent executive and management team;
- linking individual pay with operational and company performance in relation to strategic objectives; and
- evaluating compensation of executives including approval of salary, equity and incentive based awards.

Remuneration principles (continued)

To support them in the delivery of these objectives the remuneration policy (refer to page 165) is designed to address each of these objectives. The following principles remain in place to support this delivery:

- to align the behaviour and performance of the executives with the strategic goals, all incentive plans have performance criteria in place that align targets to shareholder interest;
- to attract, retain and motivate executives of the requisite calibre, executive remuneration is benchmarked against a comparator group of global and South African mining and multinational companies;
- a large portion of the executives' pay is linked to the performance of the company and the creation of shareholder value; and
- on-going evaluation of the executive pay elements led to the introduction of a cash-based retention scheme in 2008 with a three-year settlement period. This has not been renewed for the executives but rather the decision was taken to review the LTIP allocations in line with the outcomes of the market benchmarking exercises in 2011.

Through 2011 the following changes occurred to continue with the delivery of these principles:

- executive LTIP allocations were increased following the benchmarking review as follows:

Designation	Previous maximum grant of basic salary	Increased maximum grant of basic salary
Chief executive officer	120%	160%
Executive directors	100%	140%
Executive management	80%	100%

- the Remuneration Committee approved a revised Remuneration Policy that was communicated and ratified at the May 2011 annual general meeting; and
- a review was done on the existing change of control conditions and although the decision has been made to leave them in place due to the current economic environment and on-going change in the market, the Remuneration Committee requested an alignment of executive vice president notice periods to six months and change of control practices now include payment triggers and aligned terms.

The Remuneration Committee is comfortable that these principles continue to support the delivery of its objectives.

Remuneration process

How we determine remuneration

Executive remuneration is structured to be competitive in a global market where growth and a scarcity in key talent and skills are an on-going dilemma, whilst still recognising cost and shareholder value as key drivers in policy delivery. AngloGold Ashanti executives are benchmarked against an identified global group of competitors. AngloGold Ashanti's size and complexity as well as each executive individual role and personal performance are reviewed annually against the benchmark group from a base pay, guaranteed pay and variable pay perspective. The benchmark survey for 2011 was completed by PricewaterhouseCoopers, using both benchmark data as well as data provided in remuneration reports of the identified comparator group. To ensure that the correct amount of rigour is placed on the process the Remuneration Committee went to tender for a bespoke survey for the 2012 benchmarking process and selected Global Remuneration Solutions in collaboration with Mercer for the executive pay review comparison to market.

Our salary benchmarks are targeted at the market median, however, where there is a shortage of specialist and/or key technical skills, higher than the benchmark median is paid, targeting the 75th percentile.

Annual increases for executives are effective on 1 January of each year.

Executives are remunerated on a principle of base pay plus benefits; medical coverage, retirement/pension and risk cover do however differ based on nationality, country legislation and historic offerings. All executives are members of a retirement fund.

Executive directors do not receive payment of directors fees or committee fees.

Remuneration report

Retirement benefits/pension

Retirement benefits are granted to all executives. All new executives and employees receive retirement benefits under defined contribution plans. Legacy defined benefit plans remain in place for some executives. Contributions vary from those prescribed by the USA 401(k) defined contribution fund, to the legacy defined benefit plan.

Executive director and executive management remuneration

Executive director and executive management remuneration is made up as follows:

	Appointed with effect from	Resigned/ retired with effect from	Salary (1)	Performance related payments(2)	Pension scheme benefits	Other benefits and encashed leave(3)	Sub total	Pre-tax gain on share options exercised	Total
(R000)				2011					
Executive directors									
M Cutifani	Full year		12,591	8,345	2,298	4,602	27,836	–	27,836
S Venkatakrishnan	Full year		7,792	4,420	1,185	2,982	16,379	–	16,379
Total executive directors			**20,383**	**12,765**	**3,483**	**7,584**	**44,215**	**–**	**44,215**
Prescribed officers (4)									
I Boninelli	1 Nov 2011		749	2,346	78	6	3,179	–	3,179
CE Carter	Full year		5,112	2,407	547	1,459	9,525	2,562	12,087
RN Duffy	Full year		5,168	2,434	1,070	1,609	10,281	1,246	11,527
GJ Ehm (5) (8)	Full year		4,251	2,027	604	2,369	9,251	6,042	15,293
RW Largent (8)	Full year		4,871	2,268	308	1,881	9,328	–	9,328
RL Lazare (5) (6)	Full year		5,134	4,601	1,001	4,116	14,852	7,261	22,113
MP O'Hare	1 June 2011		2,594	2,084	518	3,877	9,073	2,060	11,133
AM O'Neill (5)	Full year		11,670	4,530	955	1,096	18,251	–	18,251
ME Sanz	13 June 2011		1,687	1,428	176	767	4,058	–	4,058
TML Setiloane (7)		31 Aug 2011	2,817	1,165	304	1,426	5,712	–	5,712
YZ Simelane	Full year		3,192	1,408	605	168	5,373	5,227	10,600
Total prescribed officers			**47,245**	**26,698**	**6,166**	**18,774**	**98,883**	**24,398**	**123,281**
Total executive director and executive management remuneration 2011			**67,628**	**39,463**	**9,649**	**26,358**	**143,098**	**24,398**	**167,496**

For share options/awards granted during 2011, refer to page 175.

(R000)	Appointed with effect from	Resigned/ retired with effect from	Salary (1)	Performance related payments (2)	Pension scheme benefits	Other benefits and encashed leave (3)	Sub total	Pre-tax gain on share options	Total
				2010					
Executive directors									
M Cutifani	Full year		11,447	8,543	2,089	345	22,424	–	22,424
S Venkatakrishnan	Full year		7,015	4,972	1,310	2,216	15,513	–	15,513
Total executive directors			**18,462**	**13,515**	**3,399**	**2,561**	**37,937**	**–**	**37,937**
Prescribed officers (4)									
I Boninelli	Appointed during 2011		–	–	–	–	–	–	–
CE Carter	Full year		4,625	2,563	429	1,329	8,946	–	8,946
RN Duffy	Full year		4,860	2,065	949	1,490	9,364	–	9,364
GJ Ehm	Full year		2,852	2,303	478	971	6,604	–	6,604
RW Largent	Full year		3,862	2,576	290	1,582	8,310	–	8,310
RL Lazare (5)	Full year		4,571	2,472	796	1,855	9,694	2,987	12,681
MP O'Hare	Appointed during 2011		–	–	–	–	–	–	–
AM O'Neill (5)	Full year		8,831	3,981	1,964	857	15,633	–	15,633
ME Sanz	Appointed during 2011		–	–	–	–	–	–	–
TML Setiloane (5)	Full year		3,999	1,702	420	1,182	7,303	3,328	10,631
YZ Simelane	Full year		2,984	1,451	485	26	4,946	2,841	7,787
Total prescribed officers			**36,584**	**19,113**	**5,811**	**9,292**	**70,800**	**9,156**	**79,956**
Total executive director and executive management remuneration 2010			**55,046**	**32,628**	**9,210**	**11,853**	**108,737**	**9,156**	**117,893**

Notes:

Rounding of figures may result in computational discrepancies.

(1) Salaries are disclosed only for the period from or to which office is held.

(2) In order to more accurately disclose remuneration received/receivable by executive directors and executive management, the tables above include the performance-related payments calculated on the year's financial results.

(3) Includes health care, retention payments and personal travel. In 2005, AngloGold Ashanti altered its policy regarding the number of leave days that may be accrued. As a result surplus leave days accrued are automatically encashed.

(4) Pursuant to the South African Companies Act 71, of 2008 (as amended), which came into effect on 1 May 2011, companies are required to identify and disclose the remuneration, including options/awards granted in terms of the share incentive scheme, for the prescribed officers of the company.

(5) Pursuant to the King Report on Governance for South Africa 2009 (King III), companies are required to disclose the remuneration of the top three earners in the company.

(6) Performance-related payments include cash payments in lieu of shares pending retirement.

(7) No longer a prescribed officer with effect from 31 August 2011.

(8) Other benefits and encashed leave includes adjustment to performance bonus relating to the 2010 financial year.

For share options/awards granted during 2010, refer to page 176.

Remuneration report

Short-term incentives – Bonus Share Plan (BSP)

Each executive participates in the BSP where performance is measured and awards are granted on the basis of both company and individual performance criteria. The company performance criteria for 2011 were:

(a) Reserve conversion
Mineral Resource to Ore Reserve conversion equates to an increase in Ore Reserve before the subtraction of depletion. We have targeted 5.0Moz before depletion.

(b) Production
Production refers to the quantum of gold produced over the year. The targeted production for 2011 was 4,699,000oz.

(c) Total cash costs
Target of $678/oz based on the following assumptions: R7.15/$, A$/$1.04, BRL1.70/$, ARS4.62/$, and a fuel price of $85/bbl.

(d) Adjusted headline earnings per share (AHEPS)
AHEPS is a measure of the return that investors get from our shares. The target AHEPS for 2011 was 242 US cps.

(e) Safety
Safety as an incremental driver with an impact of up to 20% multiplier on the base calculation. The safety target is to improve injuries on the previous three-year average.

The bonus paid comprises two separate parts:

- A cash bonus which may not exceed 50% of the maximum bonus allocated per level; and
- An equity bonus to the equivalent value of the cash bonus, settled by way of BSP share awards, which together with the cash bonus may not exceed the maximum bonus.

As per the table below, BSP awards vest over a two-year period with an additional 20% for holding the award for the full three-year period subject to the individual being in the employ of the company at the date of vesting.

	2009	2010	2011	2012	2013	2014	2015
2008 allocation (for performance year 2007)	40% vest	60% vest	20% top-up if 100% shares retained				
2009 allocation (for performance year 2008)		40% vest	60% vest	20% top-up if 100% shares retained			
2010 allocation (for performance year 2009)			40% vest	60% vest	20% top-up if 100% shares retained		
2011 allocation (for performance year 2010)				40% vest	60% vest	20% top-up if 100% shares retained	
2012 allocation (for performance year 2011)					40% vest	60% vest	20% top-up if 100% shares retained

In 2011, the maximum bonus achievable under the BSP (expressed as a percentage of base salary) and the company and individual performance weightings are shown in the table below. For these purposes, basic salary includes offshore payments.

Role	Targeted cash bonus as a % of salary	Maximum cash bonus as a % of salary	Total target opportunity as % (including bonus shares awarded)	Total maximum opportunity as % (including bonus shares awarded)	Company performance weighting as %	Individual performance weighting as %
Chief executive officer	40	80	80	160	70	30
Executive directors	35	70	70	140	60	40
Executive management	30	60	60	120	60	40

In respect of the 2011 performance year, the performance targets imposed on BSP awards were achieved at a level of 80.82%. The payments made to executives under the BSP are disclosed in the table on page 175 of the Remuneration report.

Cash payments equal in value to the dividends which would have been paid had actual shares been issued during the vesting period, were made when the BSP awards granted in 2008, 2009 and 2010 vested during 2011.

Long-Term Incentive Plan (LTIP)

Each executive participates in the LTIP. The objective of the LTIP is to align the interests of the company, shareholders and executive management over the medium to long term. The performance conditions for the 2011 awards are:

1. **Adjusted headline earnings per share (AHEPS) (30% weighting)**
   The AHEPS growth of at least 2% net of US inflation per year for three years. Partial vesting will occur at 2% growth and full vesting at 5% growth. The base year is year-end 2010.

2. **Total shareholder return (TSR) (30% weighting)**
   For partial vesting the company's TSR for 2011-2013 needs to be at least equal to the third place performer in a comparator group of the following companies: Barrick, Gold Fields, Newmont and Harmony. For full vesting, the company's performance must be placed second or better.

3. **Strategic target (40% weighting)**
   It was agreed that for the 2011 award, the strategic target would be divided into two parts:

   (i) **Safety performance (20% weighting)**
   The company's safety performance has become the primary strategic target from an operating perspective and it is essential that our performance show significant improvement. It was agreed that a 20% year-on-year improvement on the base year in the all injury frequency rate (AIFR) for the period under review, be the target for full vesting, with a minimum of 10% improvement per year for partial vesting. The base year is the previous three-year average.

   (ii) **Reserve and resource ounce generation (20% weighting)**
   It was agreed that, at the end of the period, at least 9Moz at the measured and indicated resource level, and 5Moz at the published reserve level, be generated for full vesting, with partial vesting commencing at 7Moz and 3Moz respectively. (The above figures are annual targets). The 9Moz/5Moz and 7Moz/3Moz are an annual target. i.e. it is 27(9x3)/15(5x3) and 21(7x3)/9(3x3) over the three-year vesting period.

Under the LTIP, the executive management is granted the right to receive shares in the company, subject firstly to performance conditions being achieved over the specific performance period and secondly to continued employment within the group.

Remuneration report

The table below summarises the LTIP award time-table:

	2012	2013	2014	2015
LTIP award	Allocation date			Maximum 100% vesting based on achievement of company performance targets

The 2009 timeline results in a 2012 vesting, the LTIP 2009 allocation will vest at 70% as the performance conditions were not all fully met as per the table below:

Total awards summary	Allocation 2009 % awarded
AHEPS (target was met – AHEPS increased by 227.26% and the US CPI increased by 7.58%)	30%
TSR (AngloGold Ashanti achieved second place in the comparator group)	30%
Safety (the safety target was not met)	0%
Replacement of reserves (partial vesting as the target was only partially met)	10%
Total LTIP award percentage	**70%**

The value of the awards that may be granted under the LTIP as a percentage of base salary is shown in the table below. For these purposes, basic salary includes offshore payments.

Role	LTIP allocation as % of basic salary
Chief executive officer	160
Executive directors	140
Executive management	100
Vice presidents and senior management	80
Other management (discretionary)	60

The LTIP awards granted in respect of the 2011 financial year, issued in 2012 to executive management, are disclosed in this Remuneration report on page 176.

The percentage at which LTIP awards have vested to date:

Vesting of LTIP awards to date



(%)
40
40
45
40
55
55
82
82
70
70
05
06*
07
08
09
Senior management
Executives

* *2006 – Certain performance criteria applied to executive management only*

At the discretion of the Remuneration Committee, a cash payment, equal in value to the dividends which would have been paid had actual shares been issued during the vesting period, will be made to employees to whom LTIP awards were granted, to the extent that these LTIP awards vest after the performance conditions have been met.

Share incentive schemes

Details of the options and rights to subscribe for ordinary shares in the company granted to and exercised by executive directors, prescribed officers and other management on an aggregate basis during the year ended 31 December 2011 are set out in the table below:

Number of options and awards granted

	Balance at 1 January 2011	Granted during 2011	Exercised during 2011	Pre-tax gains on share options exercised (R000)	Lapsed during 2011	Balance as at 31 December 2011 (3)
Executive directors						
M Cutifani	177,821	86,789	–	–	6,400	258,210
S Venkatakrishnan	117,020	47,943	–	–	3,997	160,966
	294,841	**134,732**	**–**	**–**	**10,397**	**419,176**
Prescribed officers (1)						
I Boninelli	–	8,568	–	–	–	8,568
CE Carter	69,089	23,300	14,011	2,562	1,751	76,627
RN Duffy	75,595	21,950	10,400	1,246	1,751	85,394
GJ Ehm	53,616	18,702	21,989	6,042	1,484	48,845
RW Largent	67,229	22,730	–	–	1,628	88,331
RL Lazare (2)	72,894	–	29,279	7,261	2,042	41,573
MP O'Hare (4)	58,268	12,852	15,617	2,060	1,222	54,281
AM O'Neill	69,413	41,528	–	–	2,397	108,544
ME Sanz	–	8,406	–	–	–	8,406
TML Setiloane (5)	44,836	5,357	–	–	1,751	48,442
YZ Simelane	39,239	12,085	17,856	5,227	1,460	32,008
	550,179	**175,478**	**109,152**	**24,398**	**15,486**	**601,019**
Other management	**2,699,736**	**1,196,942**	**780,441**	**229,530**	**157,850**	**2,958,387**
Total share incentive scheme	**3,544,756**	**1,507,152**	**889,593**	**253,928**	**183,733**	**3,978,582**

(1) Pursuant to the South African Companies Act 71, of 2008 (as amended), which came into effect on 1 May 2011, companies are required to identify and disclose the remuneration for the prescribed officers of the company.

(2) Cash in lieu of awards pending retirement.

(3) The latest expiry date of all options/awards granted and outstanding at 31 December 2011, is 21 February 2021.

(4) Mr O'Hare was appointed to the Executive Committee with effect from 1 June 2011 and as a result of this change, 58,268 options/awards, which were previously reflected in the closing balance of "Other management", are now reflected in the opening balance of "Prescribed officers".

(5) No longer a prescribed officer with effect from 31 August 2011.

No options/awards have been exercised by executive directors and prescribed officers subsequent to year-end.

Of the 3,978,582 options/awards granted and outstanding at 31 December 2011, 1,143,194 options/awards are fully vested.

Awards granted since 2005 have been granted at nil cost to participants.

Non-executive directors are not eligible to participate in the share incentive scheme.

Remuneration report

Awards granted in respect of the previous year's financial results:

	Total (1)	Value (R000)	Total (2)	Value (R000)	Total	Value (R000)
Issued in	**2012**		**2011**		**2010**	
Executive directors						
M Cutifani	112,183	36,724	86,789	28,941	77,694	21,824
S Venkatakrishnan	52,176	17,042	47,943	15,894	40,617	11,409
Total executive directors	**164,359**	**53,766**	**134,732**	**44,835**	**118,311**	**33,233**
Prescribed officers						
I Boninelli	21,590	7,094	8,568	2,913	–	–
CE Carter	25,507	8,331	23,300	7,785	19,448	5,463
RN Duffy	27,790	9,066	21,950	7,328	20,298	5,702
GJ Ehm	22,286	7,289	18,702	6,252	16,307	4,581
RW Largent	26,083	8,510	22,730	7,594	21,685	6,091
RL Lazare	1,901	559	–	–	20,280	5,697
MP O'Hare	22,809	7,473	12,852	4,352	–	–
AM O'Neill	45,512	14,926	41,528	13,654	19,322	5,428
ME Sanz	13,387	4,399	8,406	2,400	–	–
TML Setiloane	1,263	371	5,357	1,791	16,786	4,715
YZ Simelane	13,350	4,362	12,085	4,084	8,747	2,457
Total prescribed officers	**221,478**	**72,379**	**175,478**	**58,153**	**142,873**	**40,134**
Total awards to executive management	**385,837**	**126,145**	**310,210**	**102,988**	**261,184**	**73,367**

(1) Includes awards granted in respect of the 20% top-up for the 2009 BSP awards.
(2) Includes awards granted in respect of the 20% top-up for the 2008 BSP awards.

Remuneration mix
(Shown as a percentage of base pay)


160
80
80
100
140
70
70
100
100
60
60
100
Long-term incentive
Short-term incentive (cash)*
Short-term incentive (deferred)*
Fixed base salary
CEO
Executive directors
Executive management

* *The short-term incentive bonus (both cash and deferred) is shown at the maximum entitlement.*

Service contracts

Executive director and executive management service contracts are reviewed annually. The change of control payments and conditions are subject to the following triggers:

If AngloGold Ashanti becomes a subsidiary of another company; or substantially all of the businesses, assets and undertakings of AngloGold Ashanti become owned by any person, firm or company; or a number of shareholders holding less than 35% of the company's issued share capital act in concert to gain a majority of the board and force changes in the management of the company; and as a consequence of this the Executive Committee member's employment is terminated as a result of an involuntary termination or the committee member's role is significantly diminished and employment conditions are reduced.

In 2011, the notice periods and change of control clauses were aligned as per the table below:

Executive committee member	Payment in lieu of notice period	Change of control
Chief executive officer	12 months	12 months
Chief financial officer	9 months	9 months
Executive Committee members	6 months	6 months

Non-executive director remuneration

The table below details the fees and allowances paid to non-executive directors:

Non-executive director fees and allowances

All figures stated to the nearest R'000 (1)	Director fees	Committee fees	Travel allowance	Total	Director fees	Committee fees	Travel allowance	Total
	2011				2010			
TT Mboweni (chairman)	**1,781**	**412**	**–**	**2,193**	887	104	–	991
RP Edey	**–**	**–**	**–**	**–**	829	218	149	1,196
TJ Motlatsi (retired 17 February 2011) (2)	**162**	**104**	**–**	**266**	629	369	–	998
FB Arisman	**550**	**960**	**366**	**1,876**	370	631	230	1,231
R Gasant	**363**	**374**	**–**	**737**	113	116	–	229
NP January-Bardill (appointed 1 October 2011) (2)	**78**	**44**	**–**	**122**	–	–	–	–
WA Nairn	**328**	**736**	**–**	**1,064**	262	426	–	688
LW Nkuhlu	**363**	**618**	**–**	**981**	262	489	–	751
F Ohene-Kena	**299**	**309**	**196**	**804**	138	110	83	331
SM Pityana	**312**	**688**	**–**	**1,000**	262	534	–	796
Total (3)	**4,236**	**4,245**	**562**	**9,043**	3,752	2,997	462	7,211

(1) Where directors' compensation is in dollars, the amounts reflected are the values calculated using the year-to-date average exchange rate of R7.2569:$1.

(2) Fees are disclosed only for the period from or to which, office is held.

(3) At the annual general meeting of shareholders held on 11 May 2011, shareholders approved an increase in directors' fees with effect from 1 June 2011. Directors fees for committees may vary depending on the number of committees on which the non-executive director is a member and whether he/she is the chairman or a member of the committee.

Non-executive directors do not hold service contracts with the company. Executive directors do not receive payment of directors' fees or committee fees.

Remuneration report

The fees as approved by shareholders are shown below:

Non-executive director fees for six board meetings per annum

Board meetings	Fees to 31 May 2011 per annum	Fees from 1 June 2011 per annum
South African resident chairman	R1,520,300	R1,672,330
South African resident deputy chairman	R650,000	R747,500
South African resident directors	R270,000	R310,500
Non-South African resident directors who are resident in Africa	$33,750	$42,188
Non-South African resident directors who are resident in jurisdictions other than Africa	$60,000	$66,000

Allowance for attendance by non-executive directors at additional board meetings

Each non-executive director is entitled to an allowance for each board meeting attended by such director, in addition to the six scheduled board meetings per annum, as follows:

Additional board meetings	Fee to 31 May 2011 per meeting	Fee from 1 June 2011 per meeting
South African resident chairman	R78,000	R85,800
South African resident deputy chairman	R32,400	R37,260
South African resident directors	R16,000	R18,400
Non-South African resident directors who are resident in Africa	$2,000	$2,500
Non-South African resident directors who are resident in jurisdictions other than Africa	$3,000	$3,300

Travel allowance to be paid to non-executive directors who travel from outside South Africa to attend board meetings

Each non-executive director who is not in South Africa and who travels to attend board meetings is entitled to receive a travel allowance on the basis set out below. In addition to the travel allowance payable, the company will cover all accommodation and sundry costs. The travel allowance for directors outside South Africa who attend board meetings is as follows:

Additional board meetings	Fee to 31 May 2011 per meeting	Fee from 1 June 2011 per meeting
South African resident directors	Rnil	Rnil
Non-South African resident directors who are resident in Africa	$6,000	$7,500
Non-South African resident directors who are resident in jurisdictions other than Africa	$8,000	$8,800

Board committee fees payable to non-executive directors

The fee paid to each non-executive director in respect of such director's membership of a committee of the board is as follows:

Board committee meetings	Fee to 31 May 2011 per meeting	Fee from 1 June 2011 per meeting
Audit and Corporate Governance Committee		
Chairman – South African resident	R160,000	R184,000
Member – South African resident	R135,000	R155,250
Member – Non-South African resident directors who are resident in Africa	$16,875	$21,094
Member – Non-South African resident directors who are resident in jurisdictions other than Africa	$25,315	$27,847
Other committees (being Investment, Remuneration, Safety, Health and Sustainable Development, Transformation and Human Resource Development, Risk and Information Integrity and such other committees of the board as may be established from time to time)		
Chairman – South African resident	R130,000	R149,500
Chairman – Non-South African resident who is resident in Africa	$16,250	$20,313
Chairman – Non-South African resident who is resident in jurisdictions other than Africa	$25,000	$27,500
Member – South African resident	R110,000	R126,500
Member – Non-South African resident who is resident in Africa	$13,750	$17,188
Member – Non-South African resident who is resident in jurisdictions other than Africa	$20,000	$22,000

Fees payable to non-executive directors in respect of their attendance at meetings of committees of the board which meet on an ad hoc basis

Each non-executive director will be entitled to an allowance for each board committee meeting attended by such director in respect of those committees which meet on an ad hoc basis, including, the Financial Analysis Committee, the Party Political Donations Committee, the Nominations Committee and any special purpose committee established by the board as follows:

Board committee and special purpose committee	Fee to 31 May 2011 per meeting	Fee from 1 June 2011 per meeting
South African resident directors	R16,200	R18,630
Non-South African residents who are resident in Africa	$2,025	$2,531
Non-South African resident directors who are resident in jurisdictions other than Africa	$3,000	$3,300

Group – Income statement

For the year ended 31 December

2010	2011	Figures in million	Notes	2011	2010
SA Rands				US Dollars	
40,135	**50,411**	**Revenue**	3	**6,925**	5,514
38,833	**47,849**	Gold income	2,3	**6,570**	5,334
(25,833)	**(28,745)**	Cost of sales	4	**(3,946)**	(3,550)
(5,136)	**(9)**	Loss on non-hedge derivatives and other commodity contracts	35	**(1)**	(702)
7,864	**19,095**	**Gross profit**		**2,623**	1,082
(1,589)	**(2,025)**	Corporate administration, marketing and other expenses		**(278)**	(220)
(1,446)	**(2,039)**	Exploration costs		**(279)**	(198)
(149)	**(187)**	Other operating expenses	5	**(27)**	(20)
(894)	**1,302**	Special items	6	**163**	(126)
3,786	**16,146**	**Operating profit**		**2,202**	518
311	**388**	Interest received	3	**52**	43
18	**18**	Exchange gain		**2**	3
39	**563**	Fair value adjustment on option component of convertible bonds		**84**	(1)
(382)	**731**	Fair value adjustment on mandatory convertible bonds		**104**	(55)
(1,203)	**(1,417)**	Finance costs and unwinding of obligations	7	**(196)**	(166)
467	**532**	Share of equity-accounted investments' profit	8	**73**	63
3,036	**16,961**	**Profit before taxation**	9	**2,321**	405
(2,018)	**(5,337)**	Taxation	12	**(723)**	(276)
1,018	**11,624**	**Profit for the year**		**1,598**	129
		Allocated as follows			
637	**11,282**	Equity shareholders		**1,552**	76
381	**342**	Non-controlling interests		**46**	53
1,018	**11,624**			**1,598**	129
171	**2,923**	**Basic earnings per ordinary share (cents)**	13	**402**	20
171	**2,533**	**Diluted earnings per ordinary share (cents)**	13	**346**	20

Group – Statement of comprehensive income

For the year ended 31 December

SA Rands 2010	SA Rands 2011	Figures in million	US Dollars 2011	US Dollars 2010
1,018	**11,624**	**Profit for the year**	**1,598**	129
(1,766)	**4,292**	Exchange differences on translation of foreign operations	**(365)**	213
(1)	**(6)**	Share of equity-accounted investments' other comprehensive loss	**(1)**	–
279	**–**	Net loss on cash flow hedges removed from equity and reported in gold income	**–**	38
3	**3**	Realised gain on hedges of capital items	**–**	–
(99)	**(1)**	Deferred taxation thereon	**–**	(13)
183	**2**		**–**	25
511	**(590)**	Net (loss) gain on available-for-sale financial assets	**(81)**	70
(322)	**6**	Release on disposal of available-for-sale financial assets	**1**	(44)
16	**156**	Release on impairment of available-for-sale financial assets (note 6)	**21**	2
13	**(58)**	Deferred taxation thereon	**(8)**	2
218	**(486)**		**(67)**	30
(175)	**(323)**	Actuarial loss recognised	**(39)**	(24)
47	**117**	Deferred taxation thereon	**14**	6
(128)	**(206)**		**(25)**	(18)
(1,494)	**3,596**	**Other comprehensive (loss) income for the year net of tax**	**(458)**	250
(476)	**15,220**	**Total comprehensive income (loss) for the year net of tax**	**1,140**	379
		Allocated as follows		
(857)	**14,878**	Equity shareholders	**1,094**	326
381	**342**	Non-controlling interests	**46**	53
(476)	**15,220**		**1,140**	379

Group – Statement of financial position

As at 31 December

2010	2011	Figures in million	Notes	2011	2010
SA Rands				US Dollars	
		ASSETS			
		Non-current assets			
40,600	**52,462**	Tangible assets	15	**6,525**	6,180
1,277	**1,686**	Intangible assets	16	**210**	194
4,087	**5,647**	Investments in associates and equity-accounted joint ventures	17	**702**	622
1,555	**1,497**	Other investments	18	**186**	237
2,268	**3,295**	Inventories	19	**410**	345
1,000	**611**	Trade and other receivables	21	**76**	152
131	**632**	Deferred taxation	29	**79**	20
214	**186**	Cash restricted for use	22	**23**	33
59	**73**	Other non-current assets	20	**9**	9
51,191	**66,089**			**8,220**	7,792
		Current assets			
5,848	**8,552**	Inventories	19	**1,064**	890
1,625	**2,823**	Trade and other receivables	21	**350**	247
6	**–**	Derivatives	35	**–**	1
4	**–**	Current portion of other non-current assets	20	**–**	1
69	**278**	Cash restricted for use	22	**35**	10
3,776	**8,944**	Cash and cash equivalents	23	**1,112**	575
11,328	**20,597**			**2,561**	1,724
110	**172**	Non-current assets held for sale	24	**21**	16
11,438	**20,769**			**2,582**	1,740
62,629	**86,858**	**Total assets**		**10,802**	9,532
		EQUITY AND LIABILITIES			
45,678	**46,122**	Share capital and premium	25	**6,689**	6,627
(19,470)	**(5,690)**	Retained earnings and other reserves		**(1,660)**	(2,638)
26,208	**40,432**	Shareholders' equity		**5,029**	3,989
815	**1,106**	Non-controlling interests		**137**	124
27,023	**41,538**	**Total equity**		**5,166**	4,113
		Non-current liabilities			
16,877	**19,750**	Borrowings	26	**2,456**	2,569
3,873	**6,288**	Environmental rehabilitation and other provisions	27	**782**	589
1,258	**1,565**	Provision for pension and post-retirement benefits	28	**195**	191
110	**116**	Trade, other payables and deferred income	30	**14**	17
1,158	**751**	Derivatives	35	**93**	176
5,910	**9,315**	Deferred taxation	29	**1,158**	900
29,186	**37,785**			**4,698**	4,442
		Current liabilities			
886	**256**	Current portion of borrowings	26	**32**	135
4,630	**6,034**	Trade, other payables and deferred income	30	**751**	705
882	**1,245**	Taxation	31	**155**	134
6,398	**7,535**			**938**	974
22	**–**	Non-current liabilities held for sale	24	**–**	3
6,420	**7,535**			**938**	977
35,606	**45,320**	**Total liabilities**		**5,636**	5,419
62,629	**86,858**	**Total equity and liabilities**		**10,802**	9,532

Group – Statement of cash flows

For the year ended 31 December

2010	2011	Figures in million	Notes	2011	2010
SA Rands				US Dollars	
		Cash flows from operating activities			
39,717	**49,375**	Receipts from customers		**6,796**	5,448
(26,682)	**(27,798)**	Payments to suppliers and employees		**(3,873)**	(3,734)
13,035	**21,577**	Cash generated from operations	32	**2,923**	1,714
939	**899**	Dividends received from equity-accounted investments		**111**	143
–	**670**	Taxation refund	31	**98**	–
(1,371)	**(3,559)**	Taxation paid	31	**(477)**	(188)
(18,333)	**–**	Cash utilised for hedge buy-back costs		**–**	(2,611)
(5,730)	**19,587**	Net cash inflow (outflow) from operating activities		**2,655**	(942)
		Cash flows from investing activities			
		Capital expenditure			
(1,829)	**(3,382)**	– project capital		**(459)**	(250)
(5,279)	**(6,856)**	– stay-in-business capital		**(934)**	(723)
500	**144**	Proceeds from disposal of tangible assets		**19**	69
(832)	**(1,038)**	Other investments acquired		**(147)**	(114)
1,039	**652**	Proceeds from disposal of investments		**91**	142
(319)	**(844)**	Investments in associates and equity-accounted joint ventures		**(115)**	(44)
4	**–**	Proceeds from disposal of associate		**–**	1
(22)	**(189)**	Loans advanced to associates and equity-accounted joint ventures		**(25)**	(3)
–	**62**	Proceeds from disposal of subsidiary		**9**	–
–	**(77)**	Cash in subsidiary disposed		**(11)**	–
–	**(128)**	Expenditure on intangible assets		**(16)**	–
182	**(124)**	(Increase) decrease in cash restricted for use		**(19)**	25
232	**280**	Interest received		**39**	32
(41)	**–**	Loans advanced		**–**	(6)
3	**27**	Repayment of loans advanced		**4**	–
(6,362)	**(11,473)**	Net cash outflow from investing activities		**(1,564)**	(871)
		Cash flows from financing activities			
5,656	**70**	Proceeds from issue of share capital		**10**	798
(144)	**(4)**	Share issue expenses		**(1)**	(20)
16,666	**741**	Proceeds from borrowings		**109**	2,316
(12,326)	**(1,967)**	Repayment of borrowings		**(268)**	(1,642)
(821)	**(1,057)**	Finance costs paid		**(144)**	(115)
(184)	**–**	Mandatory convertible bond transaction costs		**–**	(26)
(846)	**(1,286)**	Dividends paid		**(169)**	(117)
8,001	**(3,503)**	Net cash (outflow) inflow from financing activities		**(463)**	1,194
(4,091)	**4,611**	Net increase (decrease) in cash and cash equivalents		**628**	(619)
(236)	**484**	Translation		**(102)**	105
8,176	**3,849**	Cash and cash equivalents at beginning of year		**586**	1,100
3,849	**8,944**	Cash and cash equivalents at end of year	23	**1,112**	586

Group – Statement of changes in equity

Figures in million	Share capital and premium	Other capital reserves [1]	Retained earnings [2]	Cash flow hedge reserve [3]	Available-for-sale reserve [4]	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
	Equity holders of the parent									
US Dollars										
Balance at 31 December 2009	5,805	161	(2,744)	(23)	56	(38)	(317)	2,900	130	3,030
Profit for the year			76					76	53	129
Other comprehensive income (loss)				25	30	(18)	213	250		250
Total comprehensive income (loss)	–	–	76	25	30	(18)	213	326	53	379
Shares issued	842							842		842
Share issue expenses	(20)							(20)		(20)
Share-based payment for share awards net of exercised		13						13		13
Dividends paid			(67)					(67)		(67)
Dividends of subsidiaries								–	(64)	(64)
Transfers to other reserves		3		(3)				–		–
Translation		17	(15)	(1)		(6)		(5)	5	–
Balance at 31 December 2010	**6,627**	**194**	**(2,750)**	**(2)**	**86**	**(62)**	**(104)**	**3,989**	**124**	**4,113**
Profit for the year			**1,552**					**1,552**	**46**	**1,598**
Other comprehensive loss		**(1)**			**(67)**	**(25)**	**(365)**	**(458)**		**(458)**
Total comprehensive (loss) income	**–**	**(1)**	**1,552**	**–**	**(67)**	**(25)**	**(365)**	**1,094**	**46**	**1,140**
Shares issued	**63**							**63**		**63**
Share issue expenses	**(1)**							**(1)**		**(1)**
Share-based payment for share awards net of exercised		**9**						**9**		**9**
Dividends paid			**(131)**					**(131)**		**(131)**
Dividends of subsidiaries								**–**	**(27)**	**(27)**
Translation		**(31)**	**29**		**(1)**	**9**		**6**	**(6)**	**–**
Balance at 31 December 2011	**6,689**	**171**	**(1,300)**	**(2)**	**18**	**(78)**	**(469)**	**5,029**	**137**	**5,166**

(1) Other capital reserves comprise a surplus on disposal of company shares held by companies prior to the formation of AngloGold Ashanti Limited of $18m, R141m (2010: $21m, R141m), surplus on equity transaction of joint venture of $37m, R298m (2010: $37m, R240m), share of equity-accounted investments' other comprehensive loss of $1m, R6m (2010: $nil, R1m), equity items for share-based payments $115m, R926m (2010: $133m, R877m) and other transfers. The grant date fair values of share awards exercised are transferred from other capital reserves to share premium when the ordinary shares are issued.

(2) Retained earnings totalling $305m, R2,455m (2010: $133m, R874m) arising at the joint venture operations and certain subsidiaries may not be remitted without third party consent.

(3) Cash flow hedge reserve represents the effective portion of fair value gains or losses in respect of cash flow hedges.

(4) Available-for-sale reserve represents fair value gains or losses on available-for-sale financial assets.

Figures in million	Share capital and premium	Other capital reserves [1]	Retained earnings [2]	Cash flow hedge reserve [3]	Available-for-sale reserve [4]	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
	Equity holders of the parent									
SA Rands										
Balance at 31 December 2009	39,834	1,194	(25,739)	(174)	414	(285)	6,314	21,558	966	22,524
Profit for the year			637					637	381	1,018
Other comprehensive (loss) income		(1)		183	218	(128)	(1,766)	(1,494)		(1,494)
Total comprehensive (loss) income	–	(1)	637	183	218	(128)	(1,766)	(857)	381	(476)
Shares issued	5,988							5,988		5,988
Share issue expenses	(144)							(144)		(144)
Share-based payment for share awards net of exercised		92						92		92
Dividends paid			(492)					(492)		(492)
Dividends of subsidiaries								–	(469)	(469)
Transfer to other reserves		25		(25)				–		–
Translation		(35)	157	1	(64)	4		63	(63)	–
Balance at 31 December 2010	45,678	1,275	(25,437)	(15)	568	(409)	4,548	26,208	815	27,023
Profit for the year			11,282					11,282	342	11,624
Other comprehensive (loss) income		(6)		2	(486)	(206)	4,292	3,596		3,596
Total comprehensive (loss) income	–	(6)	11,282	2	(486)	(206)	4,292	14,878	342	15,220
Shares issued	448							448		448
Share issue expenses	(4)							(4)		(4)
Share-based payment for share awards net of exercised		51						51		51
Dividends paid			(996)					(996)		(996)
Dividends of subsidiaries								–	(204)	(204)
Translation		55	(263)	(2)	65	(8)		(153)	153	–
Balance at 31 December 2011	46,122	1,375	(15,414)	(15)	147	(623)	8,840	40,432	1,106	41,538

Group – Notes to the financial statements

For the year ended 31 December

1 Accounting policies

Statement of compliance

The consolidated and company financial statements are prepared in compliance with International Financial Reporting Standards (IFRS) and Interpretations of those standards, as adopted by the International Accounting Standards Board (IASB) and applicable legislation.

During the current financial year, the following new or revised accounting standards, amendments to standards and new interpretations were adopted or early adopted:

Standard or Interpretation	Title	Effective for annual periods beginning on or after
IFRS's	Annual Improvement Project – May 2010	Mostly 1 January 2011
IAS 24	Related Party Disclosures	1 January 2011
IFRIC 14	Prepayments of a minimum funding requirement – amendment	1 January 2011
IFRS 7	Amendment – Derecognition disclosures	1 July 2011

The adoption of these new or revised standards, amendments to standards and interpretations did not have any effect on the financial position, results or disclosures by the group.

The following accounting standards, amendments to standards and new interpretations (as at 6 March 2012, the last practicable date), which are not yet mandatory, have not been adopted in the current year:

Standard or Interpretation	Title	Effective for annual periods beginning on or after
IFRS 7	Amendment – Disclosures – Financial Instruments Offsetting	1 January 2013
IFRS 9	Financial Instruments	1 January 2015
IFRS 9	Amendment – Accounting for financial liabilities	1 January 2015
IFRS 10	Consolidated Financial Statements	1 January 2013
IFRS 11	Joint Arrangements	1 January 2013
IFRS 12	Disclosure of Interests in Other Entities	1 January 2013
IFRS 13	Fair Value Measurement	1 January 2013
IAS 1	Amendment – Financial Statement Presentation	1 July 2012
IAS 12	Amendment – Deferred tax: Recovery of Underlying assets	1 January 2012
IAS 19	Employee Benefits (revised)	1 January 2013
IAS 27	Separate Financial Statements (Revised 2011)	1 January 2013
IAS 28	Investments in Associates (Revised 2011)	1 January 2013
IAS 32	Amendment – Financial Instruments Offsetting	1 January 2014
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine	1 January 2013

The group is in the process of assessing the significance of these new standards, amendments to standards and new interpretations.

The group expects IFRIC 20 to have an impact as a consequence of moving from a life-of-mine strip ratio to a strip ratio applicable to a component of an orebody. IFRIC 20 considers when and how to account separately for the benefits arising from stripping activities, as well as how to measure these benefits both initially and subsequently. The benefits that can accrue to the entity in an open-pit mine include: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 only deals with waste removal costs that are incurred in surface mining activity during the production phase of the mine ('production stripping costs') and thus does not have an effect on the accounting for the development of an open-pit mine or on underground activities.

1 Accounting policies (continued)

1.1 Basis of preparation

The financial statements are prepared according to the historical cost accounting convention, except for the revaluation of certain financial instruments to fair value. The group's accounting policies as set out below are consistent in all material respects with those applied in the previous year, except for the adoption of the new and revised standards and interpretations mentioned above.

AngloGold Ashanti Limited presents its consolidated financial statements in South African rands and US dollars for the benefit of local and international investors. The functional currency of a significant portion of the group's operations is the South African rand. Other main subsidiaries have functional currencies of US dollars and Australian dollars.

The group financial statements incorporate the financial statements of the company, its subsidiaries and its equity-accounted interests in joint ventures and associates.

The financial statements of all material subsidiaries, the Environmental Rehabilitation Trust Fund and joint ventures, are prepared for the same reporting period as the holding company, using the same accounting policies, except for Rand Refinery Limited which reports on a three-month time lag. Adjustments are made to the subsidiary financial results for material transactions and events in the intervening period.

Subsidiaries are all entities (including special purpose entities) over which the group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date on which control ceases.

The acquisition of non-controlling interests is reflected as an equity transaction. The entire difference between the cost of the additional interest and the non-controlling interests' share at the date of acquisition is reflected as a transaction between owners.

Intra-group transactions, balances and unrealised gains and losses on transactions between group companies, including any resulting tax effect are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Subsidiaries are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.

1.2 Significant accounting judgements and estimates

Use of estimates

The preparation of the financial statements requires the group's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to Ore Reserve that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments/reversals (including impairments of goodwill); write-downs of inventory to net realisable value; post-employment, post-retirement and other employee benefit liabilities; the fair value of financial instruments and deferred taxation.

Group – Notes to the financial statements

For the year ended 31 December

1 Accounting policies (continued)

1.2 Significant accounting judgements and estimates (continued)

Use of estimates (continued)

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

As a global company, the group is exposed to numerous legal risks. The outcome of currently pending and future proceedings cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partly, under insurance policies and that could significantly influence the business and results of operations.

The judgements that management have applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Carrying value of goodwill and tangible assets

All mining assets are amortised using the units-of-production method where the mine operating plan calls for production from well-defined Ore Reserve over proved and probable reserves.

For mobile and other equipment, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable Ore Reserve as the useful lives of these assets are considered to be limited to the life of the relevant mine.

The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable Ore Reserve. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating Ore Reserve.

These factors could include:

- changes in proved and probable Ore Reserve;
- the grade of Ore Reserve may vary significantly from time to time;
- differences between actual commodity prices and commodity price assumptions;
- unforeseen operational issues at mine sites;
- changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates; and
- changes in Ore Reserve could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.

The recoverable amounts of cash generating units and individual assets have been determined based on the higher of value in use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the gold price assumption may change which may then impact the estimated life of mine determinant and may then require a material adjustment to the carrying value of goodwill and tangible assets.

The group defers stripping costs incurred during the production stage of its open-pit operations, for those operations, where this is the most appropriate basis for matching the costs against the related economic benefits. This is generally the case where there are fluctuations in stripping costs over the life of the mine.

In the production stage of some open-pit operations, further development of the mine requires a phase of unusually high overburden removal activity that is similar in nature to preproduction mine development. The costs of such unusually high overburden removal activity are deferred and charged against reported profits in subsequent periods on a units-of-production basis. This accounting treatment is consistent with that for stripping costs incurred during the development phase of a mine, before production commences.

1 Accounting policies (continued)

1.2 Significant accounting judgements and estimates (continued)

Carrying value of goodwill and tangible assets (continued)

If the group were to expense production stage stripping costs as incurred, this would result in volatility in the year to year results from open-pit operations and excess stripping costs would be expensed at an earlier stage of a mine's operation.

Deferred stripping costs are included in 'Mine development costs', within tangible assets. These form part of the total investment in the relevant cash-generating unit, which is reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable. Amortisation of deferred stripping costs is included in operating costs, or in the group's share of the results of its equity-accounted units, as appropriate.

The group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. In addition, goodwill is tested on an annual basis for impairment. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including published reserves, resources, exploration potential and production estimates, together with economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

An individual operating mine is not a typical going-concern business because of the finite life of its reserves. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit. In accordance with the provisions of IAS 36, the group performs its annual impairment review of assigned goodwill during the fourth quarter of each year.

The carrying amount of goodwill in the consolidated financial statements at 31 December 2011 was $179m, R1,441m (2010: $177m, R1,164m). The carrying amount of tangible assets at 31 December 2011 was $6,525m, R52,462m (2010: $6,180m, R40,600m).

Production start date

The group assesses the stage of each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The group considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moves into the production stage. Some of the criteria would include but are not limited to the following:

- the level of capital expenditure compared to the construction cost estimates;
- completion of a reasonable period of testing of the mine plant and equipment;
- ability to produce gold in saleable form (within specifications and the de minimis rule); and
- ability to sustain ongoing production of gold.

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development or Ore Reserve development.

Income taxes

The group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Group – Notes to the financial statements

For the year ended 31 December

1 Accounting policies (continued)

1.2 Significant accounting judgements and estimates (continued)

Income taxes (continued)

The group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the group to realise the net deferred tax assets recorded at the reporting date could be impacted.

Additionally, future changes in tax laws in the jurisdictions in which the group operates could limit the ability of the group to obtain tax deductions in future periods.

Carrying values of the group at 31 December 2011:

- deferred tax asset: $79m, R632m (2010: $20m, R131m);
- deferred tax liability: $1,158m, R9,315m (2010: $900m, R5,910m);
- taxation liability: $155m, R1,245m (2010: $134m, R882m); and
- taxation asset: $35m, R282m (2010: $27m, R176m).

Unrecognised value of deferred tax assets: nil (2010: $236m, R1,548m).

Provision for environmental rehabilitation obligations

The group's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The group recognises management's best estimate for decommissioning and restoration obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision.

The carrying amount of the rehabilitation obligations for the group at 31 December 2011 was $747m, R6,005m (2010: $551m, R3,623m).

Stockpiles, metals in process and ore on leach pad

Costs that are incurred in or benefit the production process are accumulated as stockpiles, metals in process and ore on leach pads. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.

Stockpiles and underground metals in process are measured by estimating the number of tonnes added and removed from the stockpile and from underground, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile and underground ore tonnages are verified by periodic surveys.

Estimates of the recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads based on measured tonnes added to the leach pads, the grade of ore placed on the leach pads based on assay data and a recovery percentage based on metallurgical testing and ore type.

Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of gold actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels. As a result, the metallurgical balancing process is constantly monitored and engineering estimates are refined based on actual results over time.

Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realisable value are accounted for on a prospective basis.

1 Accounting policies (continued)

1.2 Significant accounting judgements and estimates (continued)

Stockpiles, metals in process and ore on leach pad (continued)

The carrying amount of inventories (excluding finished goods and mine operating supplies) for the group at 31 December 2011 was $1,060m, R8,518m (2010: $860m, R5,651m).

Recoverable tax, rebates, levies and duties

In a number of countries, particularly in Africa, AngloGold Ashanti Limited is due refunds of input tax which remain outstanding for periods longer than those provided for in the respective statutes.

In addition, AngloGold Ashanti Limited has unresolved tax disputes in a number of countries, particularly in Continental Africa. If the outstanding input taxes are not received and the tax disputes are not resolved in a manner favourable to AngloGold Ashanti Limited, it could have an adverse effect upon the carrying value of these assets.

The carrying value of recoverable tax, rebates, levies and duties for the group at 31 December 2011 was $184m, R1,483m (2010: $188m, R1,235m).

Pension plans and post-retirement medical obligations

The determination of AngloGold Ashanti Limited's obligation and expense for pension and provident funds, as well as post-retirement health care liabilities, depends on the selection of certain assumptions used by actuaries to calculate amounts. These assumptions include, among others, the discount rate, the expected long-term rate of return of plan assets, health care inflation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti Limited believes that these assumptions are appropriate, significant changes in the assumptions may materially affect pension and other post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in these assumptions occur.

The carrying value of the defined benefit plans (including the net asset position disclosed under non-current assets) at 31 December 2011 was $192m, R1,542m, (2010: $188m, R1,238m).

Ore Reserve estimates

An Ore Reserve estimate is an estimate of the amount of product that can be economically and legally extracted from the group's properties. In order to calculate Ore Reserve, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and/or grade of Ore Reserve requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The group is required to determine and report Ore Reserve in accordance with the SAMREC code.

Because the economic assumptions used to estimate Ore Reserve change from period to period, and because additional geological data is generated during the course of operations, estimates of Ore Reserve may change from period to period. Changes in reported Ore Reserve may affect the group's financial results and financial position in a number of ways, including the following:

- asset carrying values may be affected due to changes in estimated future cash flows;
- depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production basis, or where the useful economic lives of assets change;
- overburden removal costs recorded on the statement of financial position or charged in the income statement may change due to changes in stripping ratios or the units-of-production basis of depreciation;
- decommissioning site restoration and environmental provisions may change where changes in estimated Ore Reserve affect expectations about the timing or cost of these activities; and
- the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Group – Notes to the financial statements

For the year ended 31 December

1 Accounting policies (continued)

1.2 Significant accounting judgements and estimates (continued)

Exploration and evaluation expenditure

The group's accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where it is considered likely to be recoverable by future exploitation. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to the income statement.

The carrying value of capitalised exploration assets at 31 December 2011 was $2m, R17m (2010: $3m, R17m).

Development expenditure

Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.

Share-based payments

The group issues equity-settled share-based payments to certain employees and third parties outside the group. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed as services are rendered over the vesting period, based on the group's estimate of the shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions.

Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

The income statement charge for the year was $61m, R439m (2010: $59m, R434m).

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

In determining the threshold for disclosure, management considers the potential for a disruptive effect on the normal functioning of the group and/or whether the contingency could impact investment decisions. Such qualitative matters considered are reputational risks, regulatory compliance issues and reasonable investor considerations. For quantitative purposes an amount of $20m, has been considered.

Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the group could be materially affected by the unfavourable outcome of litigation.

1 Accounting policies (continued)

1.3 Summary of significant accounting policies

Equity-accounted investments

Joint ventures

A joint venture is an entity in which the group holds a long-term interest and which the group and one or more other venturers jointly control under a contractual arrangement, that provides for strategic, financial and operating policy decisions relating to the activities requiring unanimous consent of the parties sharing control. The group's interests in jointly controlled entities are accounted for using the equity method.

Profits and losses realised in connection with transactions between the group and jointly controlled entities are eliminated in proportion to share ownership. Such profits and losses are deducted from the group's equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group.

Joint ventures are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.

Associates

The equity method of accounting is used for an investment over which the group exercises significant influence and normally owns between 20% and 50% of the voting equity. Associates are equity-accounted from the effective date of acquisition to the effective date of disposal. If necessary, impairment losses on the equity value are reported under share of profit and loss from investments accounted for using the equity method.

Profits and losses realised in connection with transactions between the group and associated companies are eliminated in proportion to share ownership. Such profits and losses are deducted from the group's equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group.

As the group only has significant influence, it is unable to obtain reliable information at year-end on a timely basis. The results of associates are equity-accounted from their most recent audited annual financial statements or unaudited interim financial statements, all within three months of the year-end of the group. Adjustments are made to the associates' financial results for material transactions and events in the intervening period.

Associates are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.

Joint ventures and associates

Any losses of equity-accounted investments are brought to account in the consolidated financial statements until the investment in such investments is written down to zero. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such investees.

The carrying value of equity-accounted investments represents the cost of each investment, including goodwill, balance outstanding on loans advanced if the loan forms part of the net investment in the investee, any impairment losses recognised, the share of post-acquisition retained earnings and losses, and any other movements in reserves. The carrying value of equity-accounted investments is reviewed when indicators arise and if any impairment in value has occurred; it is recognised in the period in which the impairment arose.

Foreign currency translation

Functional currency

Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency').

Group – Notes to the financial statements

For the year ended 31 December

1 Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Foreign currency translation (continued)

Transactions and balances

Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the year-end exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except for hedging derivative balances that are within the scope of IAS 39. Translation differences on these balances are reported as part of their fair value gain or loss.

Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in other comprehensive income within equity.

Group companies

The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- share capital and premium are translated at historical rates of exchange at the reporting date;
- retained earnings are converted at historical average exchange rates;
- assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
- income and expenses for each income statement presented are translated at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates prevailing at the date of the transaction);
- all resulting exchange differences are recognised in other comprehensive income and presented as a separate component of equity (foreign currency translation); and
- other reserves, other than those translated above, are converted at the closing rate at each reporting date. These resulting exchange differences are recognised in retained earnings.

Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income on consolidation. For the company, the exchange differences on such monetary items are reported in the company income statement.

When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Segment reporting

An operating segment is a business activity, whose results are regularly reviewed by the chief operating decision maker in order to make decisions about resources to be allocated to it and assess its performance and for which discrete financial information is available. The chief operating decision maker has been determined to be the Executive Committee.

Tangible assets

Tangible assets are recorded at cost less accumulated amortisation and impairments/reversals. Cost includes pre-production expenditure incurred during the development of a mine and the present value of related future decommissioning costs.

Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.

1 Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Tangible assets (continued)

If there is an indication that the recoverable amount of any of the tangible assets is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment in value.

Subsequent costs are included in the asset's carrying amount only when it is probable that future economic benefits associated with the asset will flow to the group, and the cost of the addition can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

To the extent a legal or constructive obligation to a third party exists, the acquisition cost includes estimated costs of dismantling and removing the asset and restoring the site. A change in estimated expenditures for dismantling, removal and restoration is added to and/or deducted from the carrying value of the related asset. To the extent that the change would result in a negative carrying amount, this effect is recognised as income. The change in depreciation charge is recognised prospectively.

For assets amortised on the units-of-production method, amortisation is calculated to allocate the cost of each asset to its residual value over its estimated useful life.

For those assets not amortised on the units-of-production method, amortisation is calculated over their estimated useful life as follows:

- buildings up to life of mine;
- plant and machinery up to life of mine;
- equipment and motor vehicles up to five years;
- computer equipment up to three years; and
- leased assets over the shorter of the period of the lease and the useful life.

Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

Assets are amortised to residual values. Residual values and useful lives are reviewed, and adjusted if appropriate, at the beginning of each financial year.

Gains and losses on disposals are determined by comparing net sale proceeds with the carrying amount. These are included in the income statement.

Mine development costs

Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies and, to expand the capacity of a mine. Mine development costs include acquired proved and probable Ore Reserve at cost at the acquisition date. These costs are amortised from the date on which commercial production begins.

Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated proved and probable Ore Reserve. Proved and probable Ore Reserve reflects estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits.

Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of mine per tonne of ore mined. The average life of mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody, divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne are recalculated annually in the light of additional knowledge and changes in estimates.

Group – Notes to the financial statements

For the year ended 31 December

1 Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Tangible assets (continued)

Mine development costs (continued)

The cost of the excess stripping is capitalised as mine development costs when the actual mining costs exceed the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne. When the actual mining costs are below the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonne multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonnes, previously capitalised costs are expensed to increase the cost up to the average.

The cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole.

Mine infrastructure

Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-production method based on estimated proved and probable Ore Reserve. Other tangible assets comprising vehicles and computer equipment are depreciated by the straight-line method over their estimated useful lives.

Land and assets under construction

Land and assets under construction are not depreciated and are measured at historical cost less impairments.

Mineral rights and dumps

Mineral rights are amortised using the units-of-production method based on estimated proved and probable Ore Reserve. Dumps are amortised over the period of treatment.

Exploration and evaluation assets

All exploration costs are expensed until the directors conclude that a future economic benefit will more likely than not be realised. In evaluating if expenditures meet this criterion to be capitalised, the directors use several different sources of information depending on the level of exploration. While the criterion for concluding that expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.

- Costs on greenfields sites, being those where the group does not have any mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable reserves at this location.
- Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proved and probable reserves after which the expenditure is capitalised as a mine development cost.
- Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, are capitalised as a mine development cost.

Costs relating to property acquisitions are capitalised within development costs.

Intangible assets

Acquisition and goodwill arising thereon

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred over the fair value of the attributable Mineral Resource including value beyond proved and probable, exploration properties and net assets is recognised as goodwill. Goodwill in respect of subsidiaries is disclosed as goodwill. Goodwill relating to equity-accounted joint ventures and associates is included within the carrying value of the investment which is tested for impairment when indicators exist.

1 Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Intangible assets (continued)

Acquisition and goodwill arising thereon (continued)

Goodwill relating to subsidiaries is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing.

Royalty rate concession

Royalty rate concession with the government of Ghana was capitalised at fair value at agreement date. Fair value represents a present value of future royalty rate concessions over 15 years. The royalty rate concession has been assessed to have a finite life and is amortised on a straight-line method over a period of 15 years, the period over which the concession runs. The related amortisation expense is charged through the income statement. This intangible asset is tested for impairment when there is an indicator of impairment.

Software

Software purchased, including direct costs associated with customisation and installation of the software, is capitalised.

Internally-developed software is capitalised when it meets the criteria for capitalisation. Other software development expenditure is charged to the income statement when incurred. Software is amortised on a straight-line basis over its useful life which is determined to be the lesser of the licence period of the software; the manufacturer's announced upgrade that management intends to implement; or 3 years. Useful lives are reviewed, and adjusted if appropriate, at the beginning of each financial year.

Impairment of assets

Intangible assets that have an indefinite useful life and separately recognised goodwill are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

Impairment calculation assumptions include life of mine plans based on prospective reserves and resources, management's estimate of the future gold price, based on current market price trends, foreign exchange rates, and a pre-tax discount rate adjusted for country and project risk. It is therefore reasonably possible that changes could occur which may affect the recoverability of tangible and intangible assets.

Leased assets

Assets subject to finance leases are capitalised at the lower of fair value or present value of minimum lease payments measured at inception of the lease with the related lease obligation recognised at the same amount. Capitalised leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated using the rate implicit in the lease, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor.

Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.

Group – Notes to the financial statements

For the year ended 31 December

1 Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as having been met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

Exploration and research expenditure

Pre-licence costs are recognised in profit or loss as incurred. Exploration and research expenditure is expensed in the year in which it is incurred. These expenses include: geological and geographical costs, labour, Mineral Resource and exploratory drilling costs.

Inventories

Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and slow moving items. Cost is determined on the following bases:

- metals in process is valued at the average total production cost at the relevant stage of production;
- gold doré/bullion is valued on an average total production cost method;
- ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classified as a non-current asset where the stockpile exceeds current processing capacity;
- by-products, which include uranium oxide and sulphuric acid, are valued on an average total production cost method. By-products are classified as a non-current asset where the by-products on hand exceed current processing capacity;
- mine operating supplies are valued at average cost; and
- heap leach pad materials are measured on an average total production cost basis. The cost of materials on the leach pad from which metals are expected to be recovered in a period longer than 12 months is classified as a non-current asset.

A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory.

Provisions

Provisions are recognised when the group has a present obligation, whether legal or constructive, because of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognised only when the reimbursement is virtually certain. The amount to be reimbursed is recognised as a separate asset. Where the group has a joint and several liability with one or more other parties, no provision is recognised to the extent that those other parties are expected to settle part or all of the obligation.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the obligation at the reporting date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

Litigation and administrative proceedings are evaluated on a case-by-case basis considering the information available, including that of legal counsel, to assess potential outcomes. Where it is considered probable that an obligation will result in an outflow of resources, a provision is recorded for the present value of the expected cash outflows if these are reasonably measurable. These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements.

AngloGold Ashanti Limited does not recognise a contingent liability on its statement of financial position except in a business combination where the contingent liability represents a possible obligation. A contingent liability is disclosed when the possibility of an outflow of resources embodying economic benefits is not remote.

1 Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Borrowed commodities

When commodities are borrowed to meet contractual commitments, the fair value at inception is charged to the income statement as cost of sales, and it is reflected as a liability on the statement of financial position. The liability is subsequently measured at fair value with changes in fair value recorded through the income statement until settlement occurs.

Employee benefits

Pension obligations

Group companies operate various pension schemes. The schemes are funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

A defined contribution plan is a pension scheme under which the group pays fixed contributions into a separate entity. The group has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in current and prior periods. The contributions are recognised as employee benefit expenses when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future contribution payments is available.

The asset/liability recognised in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets, together with adjustments for past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The value of any defined benefit asset recognised is restricted to the sum of any past service cost and actuarial gains and losses not yet recognised and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are immediately recorded in other comprehensive income.

Other post-employment benefit obligations

Some group companies provide post-retirement health care benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income immediately. These obligations are valued annually by independent qualified actuaries.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after reporting date are discounted to present value.

Profit-sharing and bonus plans

The group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the group's shareholders after certain adjustments. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

Group – Notes to the financial statements

For the year ended 31 December

1 Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Employee benefits (continued)

Share-based payments

The group's management awards certain employees bonuses in the form of equity settled share-based payments on a discretionary basis.

The fair value of the equity instruments granted is calculated at measurement date, for transactions with employees this is at grant date. For transactions with employees, fair value is based on market prices of the equity instruments granted, if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices of the equity instruments granted are not available, the fair value of the equity instruments granted is estimated using an appropriate valuation model. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of shares or share options at measurement date.

Over the vesting period, the fair value at measurement date is recognised as an employee benefit expense with a corresponding increase in other capital reserves based on the group's estimate of the number of instruments that will eventually vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.

When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.

Where the terms of an equity settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of the modification.

In the company financial statements, share-based payment arrangements with employees of other group entities are recognised by charging that entity its share of the expense and a corresponding increase in other capital reserves.

Environmental expenditure

The group has long-term remediation obligations comprising decommissioning and restoration liabilities relating to its past operations which are based on the group's environmental management plans, in compliance with current environmental and regulatory requirements. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites.

Contributions for the South African operations are made to Environmental Rehabilitation Trust Funds, created in accordance with local statutory requirements where applicable, to fund the estimated cost of rehabilitation during and at the end of the life of a mine. The amounts contributed to the trust funds are accounted for as non-current assets in the company. Interest earned on monies paid to rehabilitation trust funds is accrued on a time proportion basis and is recorded as interest income. For group purposes, the trusts are consolidated.

Decommissioning costs

The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commences. Accordingly, a provision is recognised and a decommissioning asset is recognised and included within mine infrastructure.

Decommissioning costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement. Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset. Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Gains or losses from the expected disposal of assets are not taken into account when determining the provision.

1 Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Environmental expenditure (continued)

Restoration costs

The provision for restoration represents the cost of restoring site damage after the start of production. Changes in the provision are recorded in the income statement as a cost of production.

Restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices and adjusted for risks specific to the liability. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Revenue recognition

Revenue is recognised at the fair value of the consideration received or receivable to the extent that it is probable that economic benefits will flow to the group and revenue and costs can be reliably measured. The following criteria must also be present:

- the sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer;
- dividends and royalties are recognised when the right to receive payment is established;
- interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group; and
- where a by-product is not regarded as significant, revenue is credited against cost of sales, when the significant risks and rewards of ownership of the products are transferred to the buyer.

Taxation

Deferred taxation is provided on all qualifying temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date.

Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date.

Current and deferred tax is recognised as income or expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period in other comprehensive income or directly in equity, or a business combination that is an acquisition.

Current tax is measured on taxable income at the applicable statutory rate enacted or substantively enacted at the reporting date.

Special items

Items of income and expense that are material and require separate disclosure, in accordance with IAS 1.97, are classified as special items on the face of the income statement. Special items that relate to the underlying performance of the business are classified as operating special items and include impairment charges and reversals. Special items that do not relate to underlying business performance are classified as non-operating special items and are presented below operating profit (loss) on the income statement.

Dividend distribution

Dividend distribution to the group's shareholders is recognised as a liability in the group's financial statements in the period in which the dividends are declared by the board of directors of AngloGold Ashanti Limited.

Group – Notes to the financial statements

For the year ended 31 December

1 Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Financial instruments

Financial instruments are initially measured at fair value when the group becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, except financial instruments classified as at fair value through profit or loss. The subsequent measurement of financial instruments is dealt with below.

A financial asset is derecognised when the right to receive cash flows from the asset has expired or the group has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires.

On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.

On derecognition of a financial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in profit or loss.

Regular way purchases and sales of all financial assets and liabilities are accounted for at settlement date.

Derivatives and hedge accounting

The group enters into derivatives to ensure a degree of price certainty and to guarantee a minimum revenue on a portion of future planned gold production. In addition, the group enters into derivatives to manage interest rate and currency risk.

The method of recognising fair value gains and losses depends on whether derivatives are classified as held for trading or are designated as hedging instruments, and if the latter, the nature of the risks being hedged. The group designates derivatives as either, hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (cash flow hedges), or hedges of the fair value of recognised asset or liability or a firm commitment (fair value hedges).

For cash flow hedges, the effective portions of fair value gains or losses are recognised in other comprehensive income until the hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting or when the hedge transactions affect earnings. Any cumulative gain or loss existing in equity at that time remains in equity until the forecast transaction is recognised in the income statement. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or liability, the associated cumulative gains and losses that were recognised directly in other comprehensive income are reclassified into earnings in the same periods during which the asset acquired or the liability assumed affects earnings for the period.

When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the income statement. The ineffective portion of fair value gains and losses is reported in earnings in the period to which they relate. For fair value hedges, the gain or loss from changes in fair value of the hedged item is reported in earnings, together with the offsetting gains and losses from changes in fair value of the hedging instrument.

All other derivatives are classified as held for trading and are subsequently measured at their estimated fair value, with the changes in estimated fair value in the statement of financial position as either a derivative asset or derivative liability, including translation differences, at each reporting date being reported in earnings in the period to which it relates. Fair value gains and losses on these derivatives are included in gross profit in the income statement.

1 Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Financial instruments (continued)

Derivatives and hedge accounting (continued)

Commodity based (normal purchase or normal sale) derivative contracts that meet the requirements of IAS 39 are recognised in earnings when they are settled by physical delivery.

Hedge accounting is applied to derivatives designated as hedging instruments in a cash flow hedge provided certain criteria in IAS 39 are met. At the inception of a hedging relationship, the relationship between the hedging instruments and the hedged items, its risk management objective and its strategy for undertaking the hedge, is documented. A documented assessment, both at hedge inception and on an ongoing basis, of whether or not the hedging instruments, primarily derivatives, that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the cash flows of the hedged items, is also prepared.

Hedge ineffectiveness is recognised in the income statement in "Loss on non-hedge derivatives and other commodity contracts".

The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

Other investments

Listed equity investments and unlisted equity investments, other than investments in subsidiaries, joint ventures, and associates, are classified as available-for-sale financial assets and subsequently measured at fair value. Listed investments' fair values are calculated by reference to the quoted selling price at the close of business on the reporting date. Fair values for unlisted equity investments are estimated using methods reflecting the economic circumstances of the investee. Equity investments for which fair value cannot be measured reliably are recognised at cost less impairment. Changes in fair value are recognised in other comprehensive income in the period in which they arise. These amounts are removed from equity and reported in income when the asset is derecognised or when there is evidence that the asset is impaired.

Investments which management has the intention and ability to hold to maturity are classified as held-to-maturity financial assets and are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that held-to-maturity financial assets are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.

Investments in subsidiaries, joint ventures, associates and the rehabilitation trusts are carried at cost less any accumulated impairments in the company's separate financial statements.

Other non-current assets

- Loans and receivables are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that loans and receivables are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.
- Post-retirement assets are measured according to the employee benefits policy.

Trade and other receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less accumulated impairment. Impairment of trade and other receivables is established when there is objective evidence as a result of a loss event that the group will not be able to collect all amounts due according to the original terms of the receivables. Objective evidence includes failure by the counterparty to perform in terms of contractual arrangements and agreed terms. The amount of the impairment is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Impairments relate to specific accounts whereby the carrying amount is directly reduced. The impairment is recognised in the income statement.

Group – Notes to the financial statements

For the year ended 31 December

1 Accounting policies (continued)

1.3 Summary of significant accounting policies (continued)

Financial instruments (continued)

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. They are measured at amortised cost which is deemed to be fair value as they have a short-term maturity.

Cash restricted for use

Cash which is subject to legal or contractual restrictions on use is classified separately as cash restricted for use.

Financial liabilities

Financial liabilities, other than derivatives and liabilities classified as at fair value through profit or loss, are subsequently measured at amortised cost, using the effective interest rate method.

Financial liabilities permitted to be designated on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at fair value through profit or loss are recognised in profit or loss as they arise. Fair value of a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument held or issued.

Financial guarantee contracts are accounted for as financial instruments and measured initially at estimated fair value. They are subsequently measured at the higher of the amount determined in accordance with IAS 37 "Provisions, contingent liabilities and contingent assets", and the amount initially recognised less (when appropriate) cumulative amortisation recognised in accordance with IAS 18 "Revenue".

Convertible bonds

Convertible bonds, except equity components, are accounted for as liabilities. Option components are treated as derivative liabilities and carried at fair value, with changes in fair value recorded in the income statement as a separate instrument. The host bond is carried at amortised cost and included within the carrying value where the host contract is carried at fair value. The bond component is carried at amortised cost using the effective interest rate. Where the fair value option is elected, the bonds are carried at fair value with changes in fair value recorded in the income statement.

Treasury shares

The group's own equity instruments which are reacquired or held by subsidiary companies (treasury shares) are deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the group's own equity instruments.

Accounting for black economic empowerment (BEE) transactions

Where equity instruments are issued to a BEE party at less than fair value, these are accounted for as share-based payments.

Any difference between the fair value of the equity instrument issued and the consideration received is accounted for as an expense in the income statement.

A restriction on the BEE party to transfer the equity instrument subsequent to its vesting is not treated as a vesting condition, but is factored into the fair value determination of the instrument.

2 Segmental information

AngloGold Ashanti Limited's operating segments are being reported based on the financial information provided to the chief executive officer and the executive management team, collectively identified as the chief operating decision maker (CODM). Individual members of the executive management team are responsible for geographic regions of the business.

Group analysis by origin is as follows:

Figures in million	Net operating assets		Total assets		Amortisation	
US Dollars	**2011**	**2010**	**2011**	**2010**	**2011**	**2010**
South Africa	**1,834**	2,122	**2,148**	2,469	**338**	331
Continental Africa (1)	**3,129**	2,764	**4,288**	3,884	**219**	176
Australasia (2)	**339**	281	**736**	555	**42**	34
Americas (2)	**2,068**	1,653	**2,501**	2,109	**169**	150
Other, including non-gold producing subsidiaries (3)	**60**	63	**1,129**	515	**11**	10
	7,430	6,883	**10,802**	9,532	**779**	701
Equity-accounted investments included above					**(9)**	(9)
					770	692
SA Rands						
South Africa	**14,745**	13,942	**17,272**	16,226	**2,435**	2,415
Continental Africa (1)	**25,156**	18,160	**34,478**	25,520	**1,605**	1,287
Australasia (2)	**2,731**	1,848	**5,922**	3,644	**311**	248
Americas (2)	**16,626**	10,860	**20,106**	13,855	**1,230**	1,086
Other, including non-gold producing subsidiaries (3)	**484**	411	**9,080**	3,384	**82**	70
	59,742	45,221	**86,858**	62,629	**5,663**	5,106
Equity-accounted investments included above					**(64)**	(66)
					5,599	5,040

Non-current assets by foreign countries have not been disclosed as it is impracticable.

Figures in million	Capital expenditure			
	2011	**2010**	**2011**	**2010**
	US Dollars		SA Rands	
South Africa	**532**	424	**3,919**	3,096
Continental Africa (1)	**420**	234	**3,101**	1,708
Australasia	**102**	40	**759**	290
Americas	**456**	311	**3,348**	2,270
Other, including non-gold producing subsidiaries	**17**	6	**132**	49
	1,527	1,015	**11,259**	7,413
Equity-accounted investments included above	**(88)**	(42)	**(655)**	(305)
	1,439	973	**10,604**	7,108

(1) Includes equity-accounted joint ventures.

(2) Total assets includes allocated goodwill of $156m, R1,262m (2010: $154m, R1,018m) for Australasia and $23m, R179m (2010: $23m, R146m) for Americas (note 16).

(3) Total assets includes assets held for sale in respect of the AGA-Polymetal Strategic Alliance consisting of AGA-Polymetal Strategic Alliance Management Company Holdings Limited, Amikan Holding Limited, AS APK Holdings Limited, Imitzoloto Holdings Limited and Yeniseiskaya Holdings Limited of $20m, R162m (2010: nil), ISS International Limited of nil (2010: $15m, R100m) and properties held for sale by Rand Refinery of $1m, R10m (2010: $1m, R10m) (note 24).

Group – Notes to the financial statements

For the year ended 31 December

2 Segmental information (continued)

	Gold production (attributable) (000oz)		(kg)	
	2011	2010	2011	2010
South Africa	**1,624**	1,785	**50,489**	55,528
Continental Africa	**1,570**	1,492	**48,819**	46,390
Australasia	**246**	396	**7,658**	12,313
Americas	**891**	842	**27,733**	26,187
	4,331	4,515	**134,699**	140,418

Figures in million	Gold income			
	2011	2010	2011	2010
	US Dollars		SA Rands	
Geographical analysis of gold income by origin is as follows:				
South Africa	**2,560**	2,207	**18,610**	16,056
Continental Africa	**2,530**	1,868	**18,486**	13,604
Australasia	**385**	466	**2,797**	3,391
Americas	**1,487**	1,124	**10,816**	8,202
	6,962	5,665	**50,709**	41,253
Equity-accounted investments included above	**(392)**	(331)	**(2,860)**	(2,420)
(note 3)	**6,570**	5,334	**47,849**	38,833
Foreign countries included in the above and considered material are:				
Brazil	**767**	599	**5,572**	4,361
Ghana	**802**	566	**5,841**	4,119
Tanzania	**754**		**5,542**	
Geographical analysis of gold income by destination is as follows:				
South Africa	**2,620**	2,820	**19,109**	20,534
North America	**1,022**	609	**7,440**	4,438
Australia	**378**	273	**2,743**	1,988
Asia	**478**	647	**3,474**	4,708
Europe	**630**	511	**4,576**	3,721
United Kingdom	**1,834**	805	**13,367**	5,864
	6,962	5,665	**50,709**	41,253
Equity-accounted investments included above	**(392)**	(331)	**(2,860)**	(2,420)
(note 3)	**6,570**	5,334	**47,849**	38,833

Figures in million	Gross profit (loss) (4)			
	2011	2010	2011	2010
	US Dollars		SA Rands	
South Africa	**1,083**	429	**7,934**	3,180
Continental Africa	**938**	604	**6,797**	4,219
Australasia	**(13)**	(206)	**(103)**	(1,452)
Americas	**744**	357	**5,407**	2,664
Other	**28**	23	**202**	171
	2,780	1,207	**20,237**	8,782
Equity-accounted investments included above	**(157)**	(125)	**(1,142)**	(918)
	2,623	1,082	**19,095**	7,864

(4) The group's segment profit measure is gross profit, which excludes the results of equity-accounted investments. For reconciliation of gross profit to profit before taxation, refer to the consolidated income statement.

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	

3 Revenue

		Revenue consists of the following principal categories:		
38,833	**47,849**	Gold income (note 2)	**6,570**	5,334
935	**1,618**	By-products (note 4)	**224**	129
56	**556**	Royalties received (note 6)	**79**	8
		Interest received (note 32)		
86	**104**	– loans and receivables [1]	**14**	12
41	**52**	– available-for-sale and held-to-maturity investments	**7**	6
184	**232**	– cash and cash equivalents	**31**	25
40,135	**50,411**		**6,925**	5,514
		[1] Interest received from loans and receivables comprises:		
2	**1**	– related parties	**–**	–
–	**87**	– unwinding of long-term receivables	**12**	–
84	**16**	– other loans	**2**	12
86	**104**		**14**	12

4 Cost of sales

20,084	**22,000**	Cash operating costs [1]	**3,029**	2,756
(123)	**–**	Insurance reimbursement	**–**	(16)
(935)	**(1,618)**	By-products revenue (note 3)	**(224)**	(129)
19,026	**20,382**		**2,805**	2,611
1,030	**1,402**	Royalties	**193**	142
182	**218**	Other cash costs	**30**	25
20,238	**22,002**	Total cash costs	**3,028**	2,778
166	**108**	Retrenchment costs (note 10)	**15**	23
756	**1,778**	Rehabilitation and other non-cash costs	**229**	109
21,160	**23,888**	Production costs	**3,272**	2,910
5,022	**5,582**	Amortisation of tangible assets (notes 9, 15 and 32)	**768**	690
18	**17**	Amortisation of intangible assets (notes 16 and 32)	**2**	2
26,200	**29,487**	Total production costs	**4,042**	3,602
(367)	**(742)**	Inventory change	**(96)**	(52)
25,833	**28,745**		**3,946**	3,550
		[1] Cash operating costs comprise:		
6,882	**8,001**	– salaries and wages	**1,104**	944
4,688	**4,964**	– stores and other consumables	**684**	642
3,459	**4,333**	– fuel, power and water	**598**	475
3,128	**3,626**	– contractors	**499**	429
1,927	**1,076**	– services and other charges	**144**	266
20,084	**22,000**		**3,029**	2,756

Group – Notes to the financial statements

For the year ended 31 December

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	
		5 Other operating expenses		
28	**38**	Pension and medical defined benefit provisions	**6**	3
121	**149**	Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and care and maintenance of old tailings operations	**21**	17
149	**187**		**27**	20
		6 Special items		
634	**(999)**	Net (reversals) impairments of tangible assets (notes 13 and 15)	**(120)**	91
16	**156**	Impairment of investments (notes 13 and 18) (1)	**21**	2
67	**(10)**	(Reversals) impairment of other receivables	**(1)**	9
191	**68**	Net loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 13) (2)	**8**	25
–	**(14)**	Profit on disposal of subsidiary ISS International Limited (note 13)	**(2)**	–
(314)	**–**	Profit on disposal of investments (note 13) (3)	**–**	(43)
–	**44**	Black economic empowerment transaction modification costs for Izingwe (Pty) Limited (note 11)	**7**	–
(56)	**(556)**	Royalties received (note 3) (4)	**(79)**	(8)
–	**(26)**	Insurance claim recovery on capital items (note 13)	**(3)**	–
(134)	**–**	Insurance claim recovery on loss of business	**–**	(19)
(39)	**–**	Recovery on consignment inventory	**–**	(5)
125	**35**	Indirect tax expenses and legal claims (5)	**6**	17
396	**–**	Mandatory convertible bonds issue discount, underwriting and professional fees	**–**	56
8	**–**	Contractor termination costs at Geita Gold Mining Limited	**–**	1
894	**(1,302)**		**(163)**	126

(1) Impairment of First Uranium Corporation shares of $19m, R144m (2010: nil), Village Main Reef Limited shares of $2m, R12m (2010: nil) and Corvus Gold Inc. shares of nil (2010: $2m, R16m).

(2) The net loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties includes amongst others the following:
- loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties amounted to $8m, R68m (2010: $18m, R150m); and
- on 1 August 2010, the sale of Tau Lekoa mine to Simmers & Jack Mines Limited was finalised, resulting in a loss on disposal of $7m, R41m.

(3) The profit on disposal of investments includes the following:
- on 9 November 2010, AngloGold Ashanti Limited disposed of its entire holding of 31,556,650 shares in Vancouver-based gold producer B2Gold Corp., resulting in a realised profit on disposal of $36m, R250m; and
- profit on disposal of minor investments amounted to $7m, R64m.

(4) Includes the sale of Ayanfuri royalty to Franco Nevada Corporation for a pre-taxation amount of $35m, R237m (2010: nil), the Boddington royalty amounting to $38m, R273m (2010: $4m, R30m) and other royalties of $6m, R46m (2010: $4m, R26m).

(5) Indirect tax expenses and legal claims include the following:
- net reversal of impairment for non-recovery of VAT and fuel duties in Tanzania and Guinea amounting to $1m, R10m (2010: impairment of $13m, R95m); and
- net impairment for non-recovery of other indirect tax expenses and legal claims of $7m, R45m (2010: $4m, R30m).

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	

7 Finance costs and unwinding of obligations

2010	2011		2011	2010
		Finance costs		
275	**409**	Finance costs on rated bonds (1)	**56**	38
163	**182**	Finance costs on convertible bonds (1)	**25**	22
135	**71**	Finance costs on bank loans and overdrafts (1)	**10**	19
72	**273**	Finance costs on mandatory convertible bonds (1)	**38**	10
146	**53**	Amortisation of fees	**7**	20
34	**35**	Finance lease charges	**5**	5
9	**19**	Other finance costs	**3**	1
834	**1,042**		**144**	115
–	**(21)**	Amounts capitalised (note 15)	**(3)**	–
834	**1,021**	Total finance costs	**141**	115
		Unwinding of obligations, accretion of convertible bonds and other discounts		
62	**85**	Unwinding of decommissioning obligation (note 27)	**12**	9
65	**107**	Unwinding of restoration obligation (note 27)	**15**	9
45	**–**	Discounting of other long-term receivables	**–**	6
197	**204**	Accretion of convertible bonds discount	**28**	27
369	**396**	Total unwinding of obligations, accretion of convertible bonds and other discounts	**55**	51
1,203	**1,417**	Total finance costs, unwinding of obligations, accretion of convertible bonds and other discounts (note 32)	**196**	166

(1) Finance costs have been determined using the effective interest rate method.

8 Share of equity-accounted investments' profit

2010	2011		2011	2010
2,507	**2,969**	Revenue	**406**	343
(1,637)	**(2,084)**	Operating and other expenses	**(284)**	(225)
7	**–**	Special items (note 13) (1)	**–**	1
(1)	**(7)**	Net finance costs	**(1)**	–
876	**878**	Profit before taxation	**121**	119
(378)	**(379)**	Taxation	**(52)**	(51)
498	**499**	Profit after taxation	**69**	68
(157)	**(129)**	Impairments (note 13) (2)	**(16)**	(24)
126	**162**	Reversal of impairment (notes 13 and 24) (3)	**20**	19
467	**532**	(note 32)	**73**	63

(1) During 2010, special items included the write down of loans of $1m, R7m.

(2) During 2011, the Margaret Water Company, Orpheo (Pty) Limited, Trans-Siberian Gold plc, Mariana Resources Limited and Société d'Exploitation des Mines d'Or de Yatela S.A. investments were impaired. During 2010, the Margaret Water Company and the AGA-Polymetal Strategic Alliance investments were impaired. Impairments of $16m, R129m (2010: $24m, R157m) were recorded.

(3) During 2011, the AGA-Polymetal Strategic Alliance impairment of $20m, R162m (2010: nil) was reversed to increase the carrying amount of the investment to fair value less costs to sell. During 2010, the Trans-Siberian Gold plc impairment of $19m, R126m was reversed due to the increase in the listed share price.

Group – Notes to the financial statements

For the year ended 31 December

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	
		9 Profit before taxation		
		Profit before taxation is arrived at after taking account of:		
		Auditors' remuneration		
61	**57**	– audit fees	**8**	8
(1)	**–**	– over provision prior year	**–**	–
11	**51**	– other audit-related fees (1)	**7**	2
71	**108**		**15**	10
		Amortisation of tangible assets		
4,977	**5,515**	– owned assets	**759**	684
45	**67**	– leased assets	**9**	6
5,022	**5,582**	(notes 4, 15 and 32)	**768**	690
117	**150**	Community investment	**21**	16
170	**210**	Operating lease charges	**29**	23

(1) Other audit-related fees consist of fees charged for assurance and related services and include consultations concerning financial accounting and reporting standards, comfort letters and consents.

2010	2011	Figures in million	2011	2010
		10 Employee benefits		
8,201	**8,942**	Employee benefits including executive directors' and prescribed officers' salaries and other benefits	**1,232**	1,123
		Health care and medical scheme costs		
580	**565**	– current medical expenses	**78**	79
103	**100**	– defined benefit post-retirement medical expenses	**14**	14
		Pension and provident plan costs		
471	**467**	– defined contribution	**64**	64
20	**20**	– defined benefit pension plans	**2**	3
166	**108**	Retrenchment costs (note 4)	**15**	23
434	**395**	Share-based payment expense (note 11)	**54**	59
9,975	**10,597**	Included in cost of sales, other operating expenses, special items and corporate administration, marketing and other expenses	**1,459**	1,365
		Actuarial defined benefit plan expense analysis		
		Defined benefit post-retirement medical		
6	**6**	– current service cost	**1**	1
100	**99**	– interest cost	**14**	13
(3)	**(5)**	– expected return on plan assets	**(1)**	–
103	**100**		**14**	14
		Defined benefit pension plans		
50	**50**	– current service cost	**7**	7
182	**185**	– interest cost	**25**	25
(212)	**(215)**	– expected return on plan assets	**(30)**	(29)
20	**20**		**2**	3
		Actual return on plan assets		
298	**167**	– defined benefit pension and medical plans	**23**	42

Refer to the Remuneration report for details of directors' and prescribed officers' emoluments.

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	

11 Share-based payments

Share incentive schemes

No new share incentive schemes were approved by the shareholders of AngloGold Ashanti Limited during the current financial year. New awards were made under the existing BSP and LTIP plans. Additional ESOP awards were granted in terms of the April 2011 modification. The total cost relating to share incentive schemes was $54m, R395m (2010: $59m, R434m) and is made up as follows:

SA Rands 2010	SA Rands 2011	Figures in million	US Dollars 2011	US Dollars 2010
48	**35**	Employee Share Ownership Plan (ESOP) – Free shares	**5**	6
42	**53**	Employee Share Ownership Plan (ESOP) – E ordinary shares to employees	**7**	6
11	**3**	Ghana Employee Ownership Plan (Ghana ESOP) – Share appreciation rights	**–**	2
221	**218**	Bonus Share Plan (BSP)	**30**	30
116	**86**	Long-Term Incentive Plan (LTIP)	**12**	16
438	**395**	Total employee compensation cost	**54**	60
(4)	**–**	Employee compensation cost related to equity accounted joint ventures	**–**	(1)
434	**395**	Total employee compensation cost excluding equity accounted joint ventures (note 10)	**54**	59
–	**44**	Black economic empowerment transaction modification cost for Izingwe (Pty) Limited (Izingwe)	**7**	–
434	**439**	Total share-based payment expense	**61**	59
		Included in:		
276	**256**	– cost of sales	**35**	37
158	**139**	– corporate administration, marketing and other expenses	**19**	22
–	**44**	– special items (note 6)	**7**	–
434	**439**		**61**	59

Group – Notes to the financial statements

For the year ended 31 December

11 Share-based payments (continued)

Equity-settled share incentive schemes

Employee Share Ownership Plan (ESOP)

On 12 December 2006, AngloGold Ashanti Limited announced the finalisation of the Bokamoso Employee Share Ownership Plan (Bokamoso ESOP) with the National Union of Mineworkers (NUM), Solidarity and United Association of South Africa (UASA). The Bokamoso ESOP creates an opportunity for AngloGold Ashanti Limited and the unions to ensure a closer alignment of the interest between South African-based employees and the company, and the seeking of shared growth solutions to build partnerships in areas of shared interest. Participation is restricted to those employees not eligible for participation in any other South African share incentive plan.

The company also undertook an empowerment transaction with a black economic empowerment investment vehicle, Izingwe, in 2006.

In order to facilitate this transaction the company established a trust to acquire and administer the ESOP shares. AngloGold Ashanti Limited allotted and issued free ordinary shares to the trust and also created, allotted and issued E ordinary shares to the trust for the benefit of employees. The company also created, allotted and issued E ordinary shares to Izingwe. The key terms of the E ordinary shares are:

- AngloGold Ashanti Limited will have the right to cancel the E ordinary shares, or a portion of them, in accordance with the ESOP and Izingwe cancellation formulae, respectively;
- the E ordinary shares will not be listed;
- the E ordinary shares which are not cancelled will be converted into ordinary shares; and
- the E ordinary shares will each be entitled to receive a dividend equal to one-half of the dividend per ordinary share declared by the company from time to time and a further one-half is included in the strike price calculation.

On 14 April 2011, AngloGold Ashanti Limited, NUM, Solidarity, UASA, Izingwe and the Bokamoso ESOP Board of Trustees announced the modification of the empowerment transactions concluded between the company and the unions, and the company and Izingwe respectively in 2006.

This modification was motivated by the fact that share price performance since the onset of the 2008 global financial crisis led to a situation where the first two tranches of E ordinary shares vested and lapsed at no additional value to Bokamoso ESOP beneficiaries and Izingwe.

In order to remedy this situation in a manner that would ensure an element of value accruing to participants, though at a reasonable incremental cost to AngloGold Ashanti Limited shareholders, the scheme was modified as follows:

- all lapsed E ordinary shares that vested without value were reinstated;
- the strike (base) price was fixed at R320.00 per share for the Bokamoso ESOP and R330.00 for Izingwe;
- the notional interest charge that formed part of the original cancellation formula fell away;
- as previously, 50% of any dividends declared was used to reduce the strike price;
- as previously, the remaining 50% is paid directly to participants under the empowerment transaction; and
- the life span of the scheme was extended by an additional one year, the last vesting being in 2014, instead of 2013. A minimum payout on vesting of the E ordinary shares has been set at R40.00 each and a maximum payout of R70.00 each per E ordinary share for Izingwe and R90.00 each for members of the Bokamoso ESOP (i.e. employees), including the impact of the 50% of dividend flow. While the floor price provides certainty to all beneficiaries of the empowerment transactions, the creation of a ceiling serves to limit the cost to AngloGold Ashanti Limited and its shareholders.

The total incremental fair value of awards granted was R29.14 per share and will be included in earnings up to the vesting date in 2014. The company recorded a charge of $12m, R79m (2010: nil) to earnings during the year as a result of the modification.

11 Share-based payments (continued)

Equity-settled share incentive schemes (continued)

The award of free ordinary shares to employees

The fair value of each free share awarded on 1 November each year was as follows:

Award date	2006	2007	2008	2011
Calculated fair value	R320.00	R305.99	R188.48	**R306.99**

The fair value is equal to the market value at the date-of-grant. Dividends declared and paid to the trust will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. An equal number of shares vests from 2009 and each subsequent year up to the expiry date of 1 November 2013.

Accordingly, for the awards issued, the following information is available:

Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
2010			2011	
665,862	–	Awards outstanding at beginning of year	**434,941**	**–**
–	–	Awards granted during the year	**48,923**	**–**
21,004	–	Awards reallocated during the year	**15,878**	**–**
(21,004)	–	Awards lapsed during the year	**(15,878)**	**–**
(230,921)	–	Awards exercised during the year	**(156,958)**	**–**
434,941	–	Awards outstanding at end of year	**326,906**	**–**
–	–	Awards exercisable at end of year	**–**	**–**

During 2011, the rights to a total of 15,878 (2010: 21,004) shares were surrendered by the participants. A total of 21,562 (2010: 104,741) shares were allotted to deceased, retired or retrenched employees. The income statement charge for the year was $5m, R35m (2010: $6m, R48m).

The award of E ordinary shares to employees

Before the modification of the ESOP scheme the average fair value per share of the E ordinary shares awarded to employees on 1 November each year was as follows:

Award date	2006	2007	2008
Calculated fair value	R105.00	R79.00	R13.40

After the modification of the ESOP scheme during April 2011, the average fair value per share of the E ordinary shares was R49.57.

Dividends declared in respect of the E ordinary shares will firstly be allocated to cover administration expenses of the trust, whereafter they will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. At each anniversary over a six year period commencing on the third anniversary of the original 2006 award, the company will cancel the relevant number of E ordinary shares as stipulated by a cancellation formula.

Group – Notes to the financial statements

For the year ended 31 December

11 Share-based payments (continued)

Equity-settled share incentive schemes (continued)

The award of E ordinary shares to employees (continued)

Any E ordinary shares remaining in that tranche will be converted to ordinary shares for the benefit of employees.

Accordingly, for the E ordinary shares issued, the following information is available:

2010 Number of shares	2010 Weighted average exercise price		2011 Number of shares	2011 Weighted average exercise price
2,394,998	346.82	Awards outstanding at beginning of year	**1,686,126**	**366.30**
–	–	Awards granted during the year	**769,164**	**320.00**
69,146	361.16	Awards reallocated during the year	**61,978**	**332.74**
(69,146)	354.07	Awards lapsed during the year	**(61,978)**	**332.74**
(708,872)	354.35	Awards cancelled during the year	**(408,332)**	**320.39**
–	–	Awards converted during the year	**(513,996)**	**315.35**
1,686,126	366.30	Awards outstanding at end of year	**1,532,962**	**315.31**

The weighted average exercise price is calculated as the initial grant price of R288.00 plus an interest factor less dividend apportionment up to April 2011. After that date the exercise price is calculated at the restructured price of R320.00 less dividend apportionment. The income statement charge for the year was $7m, R53m (2010: $6m, R42m).

During 2011, the rights to a total of 61,978 (2010: 69,146) shares were surrendered by participants. A total of 513,996 (2010: nil) E ordinary shares were converted into 60,695 ordinary shares during the year. A total of 408,332 (2010: 708,872) shares were cancelled as the result of the exercise price exceeding the share price on conversion date.

The award of E ordinary shares to Izingwe

Before the modification of the scheme the average fair value of the E ordinary shares granted to Izingwe on 13 December 2006 was R90.00 per share. After the modification the average fair value of the E ordinary shares granted to Izingwe was R44.61 per share. Dividends declared in respect of the E ordinary shares will accrue and be paid to Izingwe, pro rata to the number of shares allocated to them. At each anniversary over a six year period commencing on the third anniversary of the award, the company will cancel the relevant number of E ordinary shares as stipulated by a cancellation formula. Any E ordinary shares remaining in that tranche will be converted to ordinary shares for the benefit of Izingwe.

Accordingly, for the awards issued, the following information is available:

2010 Number of shares	2010 Weighted average exercise price		2011 Number of shares	2011 Weighted average exercise price
1,400,000	346.82	E ordinary shares outstanding at beginning of year	**1,120,000**	**366.30**
–	–	E ordinary shares granted during the year	**560,000**	**330.00**
–	–	E ordinary shares converted during the year	**(350,000)**	**325.31**
(280,000)	353.04	E ordinary shares cancelled during the year	**(280,000)**	**326.21**
1,120,000	366.30	E ordinary shares outstanding at end of year	**1,050,000**	**325.31**

11 Share-based payments (continued)

Equity-settled share incentive schemes (continued)

The award of E ordinary shares to Izingwe (continued)

The weighted average exercise price is calculated as the initial grant price of R288.00 plus an interest factor less dividend apportionment up to April 2011. After that date the exercise price is calculated at the modified price of R330.00 less dividend apportionment. The income statement charge for the period due to the modification of the empowerment transaction was $7m, R44m (2010: nil) and is included in special items (note 6) and $19m, R131m was expensed at inception of the scheme in 2006. A total of 350,000 (2010: nil) E ordinary shares were converted into 39,052 ordinary shares during the year. A total of 280,000 (2010: 280,000) shares were cancelled as the result of the exercise price exceeding the share price on conversion date.

The fair value of each share granted for the ESOP and Izingwe schemes was estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and share price volatility. Expected volatility is based on the historical volatility of AngloGold Ashanti Limited's shares. These estimates involve inherent uncertainties and the application of management judgement. In addition, the company is required to estimate the expected forfeiture rate and only recognise expenses for those options expected to vest. As a result, if other assumptions had been used, the recorded share-based compensation expense could have been different from that reported.

The Black-Scholes option-pricing model used the following assumptions, at grant date:

	2006	2007	2008	2011
Risk-free interest rate	7.00%	7.00%	7.00%	**6.63%**
Dividend yield	2.30%	2.06%	1.39%	**0.99%**
Volatility factor of market share price	36.00%	33.00%	35.00%	**33.50%**

Bonus Share Plan (BSP)

The BSP is intended to provide effective incentives to eligible employees. An eligible employee is one who devotes substantially the whole of his working time to the business of AngloGold Ashanti Limited, any subsidiary of AngloGold Ashanti Limited or a company under the control of AngloGold Ashanti Limited, unless the board of directors (the board) excludes such a company. An award in terms of the BSP may be made at any date at the discretion of the board, the only vesting condition being three years' service for awards granted prior to 2008. For all BSP awards granted from 2008, 40% will vest after one year and the remaining 60% will vest after two years. An additional 20% of the original award will be granted to employees if the full award remains unexercised after three years.

The board is required to determine a BSP award value and this will be converted to a share amount based on the closing price of AngloGold Ashanti Limited's shares on the JSE on the last business day prior to the date of grant. AngloGold Ashanti Limited's Remuneration Committee has at its discretion the right to pay dividends, or dividend equivalents, to the participants of the BSP. The fair value includes dividends and was used to determine the income statement expense. The fair value is equal to the award value determined by the board.

Group – Notes to the financial statements

For the year ended 31 December

11 Share-based payments (continued)

Equity-settled share incentive schemes (continued)

Bonus Share Plan (BSP) (continued)

Accordingly, for the awards issued, the following information is available:

Award date (unvested awards and awards vested during the year)	2008	2009	2010	2011
Calculated fair value	R267.05	R293.99	R280.90	**R340.00**
Vesting date (40%)	1 Jan 2009	18 Feb 2010	24 Feb 2011	**21 Feb 2012**
Vesting date (60%)	1 Jan 2010	18 Feb 2011	24 Feb 2012	**21 Feb 2013**
Vesting date (conditional 20%)	1 Jan 2011	18 Feb 2012	24 Feb 2013	**21 Feb 2014**
Expiry date	31 Dec 2017	17 Feb 2019	23 Feb 2020	**20 Feb 2021**

Number of shares 2010	Weighted average exercise price 2010		Number of shares 2011	Weighted average exercise price 2011
1,295,708	–	Awards outstanding at beginning of year	**1,552,493**	**–**
811,638	–	Awards granted during the year	**820,847**	**–**
(86,526)	–	Awards lapsed during the year	**(81,113)**	**–**
(468,327)	–	Awards exercised during the year	**(466,849)**	**–**
1,552,493	–	Awards outstanding at end of year	**1,825,378**	**–**
450,999	–	Awards exercisable at end of year	**681,166**	**–**

During 2011, the rights to a total of 81,113 (2010: 86,526) shares were surrendered by the participants. A total of 30,478 (2010: 43,394) shares were allotted to deceased, retired or retrenched employees.

The income statement charge for the year was $30m, R218m (2010: $30m, R221m).

Long-Term Incentive Plan (LTIP)

The LTIP is an equity-settled share-based payment arrangement, intended to provide effective incentives for executives to earn shares in the company based on the achievement of stretched company performance conditions. Participation in the LTIP will be offered to executive directors and selected senior management of participating companies. Participating companies include AngloGold Ashanti Limited, any subsidiary of AngloGold Ashanti Limited or a company under the control of AngloGold Ashanti Limited, unless the board excludes such a company.

An award in terms of the LTIP may be granted at any date during the year that the board of AngloGold Ashanti Limited determine and may even occur more than once a year. The board is required to determine an LTIP award value and this will be converted to a share amount based on the closing price of AngloGold Ashanti Limited's shares on the JSE on the last business day prior to the date of grant. AngloGold Ashanti Limited's Remuneration Committee has at its discretion the right to pay dividends, or dividend equivalents, to the participants of the LTIP. Having no history of any discretionary dividend payments, the fair value includes dividends and was used to determine the income statement expense. The fair value is equal to the award value as determined by the board.

The main performance conditions in terms of the LTIP issued in 2011, 2010, 2009 and 2008 are:

- up to 30% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
- up to 30% of an award will be determined by real growth (above US inflation) in adjusted earnings per share over the performance period;
- up to 40% of an award will be dependent on the achievement of strategic performance measures which will be set by the Remuneration Committee; and
- three-years' service is required.

11 Share-based payments (continued)

Equity-settled share incentive schemes (continued)

Long-Term Incentive Plan (LTIP) (continued)

Accordingly, for the awards made, the following information is available:

Award date (unvested awards and awards vested during the year)	2008	2009	2010	2011
Calculated fair value	R267.05	R293.99	R280.90	**R340.00**
Vesting date	1 Jan 2011	18 Feb 2012	24 Feb 2013	**21 Feb 2014**
Expiry date	31 Dec 2017	17 Feb 2019	23 Feb 2020	**20 Feb 2021**

Number of shares 2010	Weighted average exercise price 2010		Number of shares 2011	Weighted average exercise price 2011
1,263,749	–	Awards outstanding at beginning of year	**1,599,690**	**–**
632,142	–	Awards granted during the year	**686,305**	**–**
(211,279)	–	Awards lapsed during the year	**(102,620)**	**–**
(84,922)	–	Awards exercised during the year	**(201,315)**	**–**
1,599,690	–	Awards outstanding at end of year	**1,982,060**	**–**
85,457	–	Awards exercisable at end of year	**242,145**	**–**

The income statement charge for the year was $12m, R86m (2010: $16m, R116m).

Performance-related share-based remuneration scheme – 1 May 2003

The options, if vested, may be exercised at the end of a three-year period commencing 1 May 2003. The share options were granted at an exercise price of R221.90. The performance condition applicable to these options was that the US dollar EPS must increase by at least 6% in real terms, after inflation, over the next three years, in order to vest. As none of the performance criteria were met in the initial three years, the grantor decided to roll the scheme forward on a 'roll over reset' basis, in February 2006, to be reviewed annually. The performance criteria of these options was achieved during 2006. The remaining weighted average contractual life of the options granted is 1.33 years. An employee would only be able to exercise his options after the date upon which he receives written notification from the directors that the previously specified performance criteria have been fulfilled.

Number of shares 2010	Weighted average exercise price 2010		Number of shares 2011	Weighted average exercise price 2011
178,471	216.87	Options outstanding at beginning of year	**112,960**	**217.49**
–	–	Options lapsed during the year	**–**	**–**
(65,511)	215.81	Options exercised during the year	**(59,397)**	**217.82**
–	–	Options expired during the year	**–**	**–**
112,960	217.49	Options outstanding at end of year	**53,563**	**217.13**
112,960	217.49	Options exercisable at end of year	**53,563**	**217.13**

There was no income statement charge for the year, as the total compensation cost was expensed up to the date of vesting in 2006 (2006: $10m, R69m).

Group – Notes to the financial statements

For the year ended 31 December

11 Share-based payments (continued)

Equity-settled share incentive schemes (continued)

Performance-related share-based remuneration scheme – 1 November 2004

The options, if vested, may be exercised at the end of a three-year period commencing 1 November 2004. The share options were granted at an exercise price of R228.00. The performance condition applicable to these options was that US dollar EPS must increase from the 2004 year by at least 6% in real terms, i.e. after inflation, over the following three years in order to vest. The performance criteria was met during 2006. The remaining weighted average contractual life of options granted is 2.83 years. An employee would only be able to exercise his options after the date upon which he has received written notification from the directors that the previously specified performance criteria have been fulfilled.

Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
2010			2011	
242,807	221.25	Options outstanding at beginning of year	**150,770**	**221.51**
–	–	Options lapsed during the year	**–**	**–**
(92,037)	220.82	Options exercised during the year	**(72,636)**	**221.11**
–	–	Options expired during the year	**–**	**–**
150,770	221.51	Options outstanding at end of year	**78,134**	**221.89**
150,770	221.51	Options exercisable at end of year	**78,134**	**221.89**

There was no income statement charge for the year as the total compensation cost was expensed up to the date of vesting in 2007 (2007: $3m, R23m).

There are currently two equity-settled share incentive schemes that fall outside the transitional provisions of IFRS 2, as the options were granted prior to 7 November 2002. The details of these schemes are as follows:

Performance-related share-based remuneration scheme – 1 May 2002

The share options were granted at an exercise price of R299.50 per share. The performance condition applicable to these options was that US dollar EPS must increase by 7.5% for each of the three succeeding years. On 24 December 2002, AngloGold Ashanti Limited underwent a share split on a 2:1 basis. The EPS target was reduced accordingly. As none of the performance criteria was met in the initial three years, AngloGold Ashanti Limited decided to roll the scheme forward on a 'roll over reset' basis, to be reviewed annually. The performance criteria of these options were achieved during 2006. The remaining weighted average contractual life of options granted is 0.33 years. An employee would only be able to exercise his options after the date upon which he receives written notification from the directors that the previously specified performance criteria have been fulfilled.

Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
2010			2011	
218,697	283.45	Options outstanding at beginning of year	**128,202**	**286.18**
(4,492)	287.94	Options lapsed during the year	**–**	**–**
(86,003)	279.13	Options exercised during the year	**(88,755)**	**287.43**
–	–	Options expired during the year	**–**	**–**
128,202	286.18	Options outstanding at end of year	**39,447**	**283.37**
128,202	286.18	Options exercisable at end of year	**39,447**	**283.37**

11 Share-based payments (continued)

Equity-settled share incentive schemes (continued)

Time-related share-based remuneration scheme – granted up to 30 April 2002

Except where the directors at their sole and absolute discretion decide otherwise, a grantee may not exercise his options until after the lapse of a period calculated from the date on which the option was granted. The scheme has come to an end during 2011 and all remaining options have been exercised. The period in which and the extent to which the options vested and were exercised were as follows:

- after two years – up to 20% of options granted;
- after three years – up to 40% of options granted;
- after four years – up to 60% of options granted; and
- after five years – up to 100% of options granted.

Number of shares 2010	Weighted average exercise price 2010		Number of shares 2011	Weighted average exercise price 2011
28,252	146.28	Options outstanding at beginning of year	**641**	**194.00**
–	–	Options lapsed during the year	**–**	**–**
(27,611)	145.17	Options exercised during the year	**(641)**	**194.00**
–	–	Options expired during the year	**–**	**–**
641	194.00	Options outstanding at end of year	**–**	**–**
641	194.00	Options exercisable at end of year	**–**	**–**

No grants were made with respect to the time related scheme options and performance related options since 2005. The value of each option granted during 2002, 2003 and 2004 is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and share price volatility. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behaviour. Expected volatility is based on the historical volatility of AngloGold Ashanti Limited's shares. These estimates involve inherent uncertainties and the application of management's judgement. In addition, the company is required to estimate the expected forfeiture rate and only recognise an expense for those options expected to vest. As a result, if other assumptions had been used, the recorded share-based compensation expense could have been different from that reported.

The Black-Scholes option-pricing model used the following assumptions, at grant date:

	2002	2003	2004
Risk-free interest rate	11.00%	11.00%	8.18%
Dividend yield	4.27%	4.27%	2.27%
Volatility factor of market share price	0.390	0.390	0.300
Weighted average expected life	7 years	7 years	7 years
Calculated fair value	R100.20	R77.76	R94.65

Group – Notes to the financial statements

For the year ended 31 December

11 Share-based payments (continued)

Cash-settled share incentive scheme

Ghana Employee Share Ownership Plan (Ghana ESOP)

A memorandum of understanding was signed with the Ghanaian employees on 28 April 2009 to usher in the Ghana ESOP under defined rules.

In terms of the rules of the scheme, every eligible employee is entitled to 20 AngloGold Ashanti Limited share appreciation rights (phantom shares), which will be paid out in four equal tranches, commencing in May 2009 and ending in May 2012.

The value of the rights are equal to the value of AngloGold Ashanti Limited American Depositary Receipts (ADRs) as listed on the New York Stock Exchange, converted into Ghanaian cedis at the prevailing US dollar exchange rate.

The share price on the day of issue as at 29 April 2009 was $32.15, whilst the share price used in the payment of the third tranche was $49.24 per share (first tranche: $28.46, second tranche: $39.50).

The award of share appreciation rights to employees

Accordingly, for the rights issued, the following information is available:

Number of shares	Weighted average exercise price		Number of shares	Weighted average exercise price
2010			2011	
75,115	–	Rights outstanding at beginning of year	**49,125**	**–**
–	–	Rights granted during the year	**–**	**–**
(720)	–	Rights lapsed during the year	**(1,355)**	**–**
(25,270)	–	Rights exercised during the year	**(24,245)**	**–**
49,125	–	Rights outstanding at end of year	**23,525**	**–**
–	–	Rights exercisable at end of year	**–**	**–**

During 2011, a total of 1,355 (2010: 720) share appreciation rights were surrendered by the participants. The income statement charge for the year was less than $1m, R3m (2010: $2m, R11m). The liability recognised in other payables in the statement of financial position in respect of unexercised rights was $1m, R7m (2010: $2m, R11m).

SA Rands 2010	SA Rands 2011	Figures in million	US Dollars 2011	US Dollars 2010
		12 Taxation		
		South African taxation		
–	**890**	Mining tax (1)	**113**	–
112	**88**	Non-mining tax (2)	**12**	13
(628)	**21**	Under (over) provision prior year	**4**	(89)
		Deferred taxation		
(1,377)	**1,586**	Temporary differences (3)	**222**	(195)
2,353	**–**	Unrealised non-hedge derivatives and other commodity contracts	**–**	334
(39)	**77**	Change in estimated deferred tax rate (4)	**9**	(6)
421	**2,662**		**360**	57
		Foreign taxation		
1,628	**2,004**	Normal taxation (5)	**275**	226
(17)	**25**	Under (over) provision prior year	**3**	(3)
		Deferred taxation		
(37)	**646**	Temporary differences (3)	**85**	(7)
23	**–**	Unrealised non-hedge derivatives and other commodity contracts	**–**	3
1,597	**2,675**		**363**	219
2,018	**5,337**		**723**	276

Tax rate reconciliation

A reconciliation of the effective tax rate in the income statement to the prevailing estimated corporate tax rate is set out in the following table:

SA Rands 2010	SA Rands 2011		US Dollars 2011	US Dollars 2010
%	**%**		**%**	%
66	**31**	Effective tax rate	**31**	68
		Disallowable items		
(12)	**3**	Derivative losses and fair value gains	**3**	(12)
(20)	**(1)**	Transaction and finance costs	**(1)**	(20)
5	**1**	Share of equity-accounted investments' profit	**1**	5
(7)	**(3)**	Exploration, corporate and other expenses	**(3)**	(7)
–	**2**	Foreign income tax allowances and rate differentials	**2**	(11)
–	**(2)**	Exchange variation and translation adjustments	**(2)**	9
(18)	**4**	Current unrecognised tax assets	**4**	(19)
1	**–**	Change in estimated deferred tax rate (4)	**–**	1
20	**–**	Prior period's provision	**–**	21
35	**35**	Estimated corporate tax rate (6)	**35**	35

(1) There was no mining tax charge in 2010 as it was primarily offset by losses from the accelerated non-hedge derivative buy-backs.

(2) In South Africa, non-mining income is taxed at the higher non-mining tax rate of 35% (2010: 35%) as the company has elected to be exempt from STC. Companies that elected to be subject to STC are taxed at the lower company tax rate, that of 28% (2010: 28%) for non-mining taxation purposes.

(3) Included in temporary differences in South African taxation is a tax credit on the impairment, derecognition and disposal of tangible assets of $11m, R81m (2010: $28m, R193m). Included in temporary differences of foreign taxation is a tax charge on the impairment and disposal of tangible assets of $42m, R341m (2010: tax credit $5m, R37m) (note 13).

(4) In South Africa the mining operations are taxed on a variable rate that increases as profitability increases. The tax rate used to calculate deferred tax is based on the group's current estimate of future profitability when temporary differences will reverse. Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year. The change in the estimated deferred tax rate at which the temporary differences will reverse amounts to a tax charge of $9m, R77m (2010: tax credit $6m, R39m).

(5) Included in normal foreign taxation is tax on the disposal of tangible assets of $1m, R8m (2010: $nil, R4m) (note 13).

(6) Mining tax on mining income in South Africa is determined according to a formula based on profit and revenue from mining operations. The company has elected to be exempt from STC and is taxed at a higher rate of company tax for mining and non-mining income tax purposes.

Group – Notes to the financial statements

For the year ended 31 December

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	

12 Taxation (continued)

All mining capital expenditure is deducted to the extent that it does not result in an assessed loss and depreciation is ignored when calculating the South African mining income. Capital expenditure not deducted from mining income is carried forward as unredeemed capital to be deducted from future mining income. South Africa operates under two tax paying operations, Vaal River Operation and West Wits Operation. Under ring-fencing legislation, each operation is treated separately and deductions can only be utilised against income generated by the relevant tax operation.

The formula for determining the South African mining tax rate is:

Y = 43 – 215/X (2010: Y = 43 – 215/X)

where Y is the percentage rate of tax payable and X is the ratio of mining profit net of any redeemable capital expenditure to mining revenue expressed as a percentage.

2010	2011	Figures in million	2011	2010
		Unrecognised tax losses		
1,548	**–**	Unrecognised tax losses of the US operations which are available for offset against future profits earned in the United States.	**–**	236
		Analysis of tax losses		
		Tax losses available to be used against future profits		
–	**–**	– utilisation required within one year	**–**	–
32	**–**	– utilisation required between two and five years	**–**	5
1,516	**–**	– utilisation in excess of five years	**–**	231
1,548	**–**		**–**	236
		Unrecognised tax losses utilised		
1,416	**1,548**	Assessed losses utilised during the year	**236**	163

2010	2011		2011	2010
SA cents			US cents	

13 Earnings per ordinary share

2010	2011		2011	2010
		Basic earnings per ordinary share		
171	**2,923**	The calculation of basic earnings per ordinary share is based on profits attributable to equity shareholders of $1,552m, R11,282m (2010: $76m, R637m) and 385,961,613 (2010: 371,870,821) shares being the weighted average number of ordinary shares in issue during the financial year.	**402**	20
		Diluted earnings per ordinary share		
171	**2,533**	The calculation of diluted earnings per ordinary share is based on profits attributable to equity shareholders of $1,458m, R10,665m (2010: $76m, R637m) and 421,058,243 (2010: 373,440,427) shares being the diluted number of ordinary shares.	**346**	20

	2011	2010
	Number of shares	
In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:		
Ordinary shares	**381,621,687**	367,664,700
E ordinary shares (1)	**2,950,804**	3,182,662
Fully vested options (2)	**1,389,122**	1,023,459
Weighted average number of shares	**385,961,613**	371,870,821
Dilutive potential of share options	**1,572,015**	1,569,606
Dilutive potential of convertible bonds (3)	**33,524,615**	–
Diluted number of ordinary shares	**421,058,243**	373,440,427

2011	Figures in million	2011
SA Rands		US Dollars
	In calculating the diluted earnings attributable to equity shareholders, the following were taken into consideration:	
11,282	Profit attributable to equity shareholders	**1,552**
455	Interest expense of convertible bonds, where dilutive	**63**
222	Amortisation of issue cost and discount of convertible bonds	**31**
(1,294)	Fair value adjustment on convertible bonds included in income	**(188)**
10,665	Profit attributable to equity shareholders used to calculate diluted earnings per share	**1,458**

The mandatory convertible bonds issued during 2010 (note 26) are not included in basic earnings per ordinary share as they contain features that could result in their settlement in cash and therefore do not meet the definition of an equity instrument.

(1) As E ordinary shares participate in the profit available to ordinary shareholders, these shares were included in basic earnings per share.

(2) Employee compensation awards are included in basic earnings per share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.

(3) In 2010, the calculation of diluted earnings per share did not take into account the effect of 33,524,615 shares, issuable upon the exercise of convertible bonds, as the effect of this was anti-dilutive for this period.

Group – Notes to the financial statements

For the year ended 31 December

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	
		13 Earnings per ordinary share (continued)		
		Headline earnings		
		The profit attributable to equity shareholders was adjusted by the following to arrive at headline earnings:		
637	**11,282**	Profit attributable to equity shareholders	**1,552**	76
634	**(999)**	Net (reversals) impairments of tangible assets (notes 6 and 15)	**(120)**	91
(202)	**302**	Tax on item above (note 12)	**36**	(29)
432	**(697)**	Net amount	**(84)**	62
191	**68**	Net loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 6)	**8**	25
(61)	**(42)**	Tax on item above (note 12)	**(5)**	(9)
130	**26**	Net amount	**3**	16
16	**156**	Impairment of investments (notes 6 and 18)	**21**	2
–	**(14)**	Profit on disposal of subsidiary ISS International Limited (note 6)	**(2)**	–
157	**129**	Impairment of investment in associates and joint ventures (note 8)	**16**	24
(126)	**(162)**	Reversal of impairment in joint venture (notes 8 and 24)	**(20)**	(19)
(7)	**–**	Special items of associates (note 8)	**–**	(1)
(314)	**–**	Profit on disposal of investments (note 6)	**–**	(43)
37	**–**	Tax on item above (note 12)	**–**	5
(277)	**–**	Net amount	**–**	(38)
–	**(26)**	Insurance claim recovery on capital items (note 6)	**(3)**	–
–	**8**	Tax on item above (note 12)	**1**	–
–	**(18)**	Net amount	**(2)**	–
962	**10,702**		**1,484**	122
		Cents per share		
		Headline earnings removes items of a capital nature from the calculation of earnings per share, calculated in accordance with Circular 3/2009 issued by the South African Institute of Chartered Accountants (SAICA).		
		Basic headline earnings cents per share		
259	**2,773**	The calculation of basic headline earnings per ordinary share is based on basic headline earnings of $1,484m, R10,702m (2010: $122m, R962m) and 385,961,613 (2010: 371,870,821) shares being the weighted average number of ordinary shares in issue during the year.	**384**	33
		Diluted headline earnings cents per share		
258	**2,395**	The calculation of diluted headline earnings per ordinary share is based on diluted headline earnings of $1,390m, R10,085m (2010: $122m, R962m) and 421,058,423 (2010: 373,440,427) shares being the weighted average number of ordinary shares in issue during the year.	**330**	33
		In calculating diluted headline earnings, the following were taken into consideration:		
	10,702	Headline earnings	**1,484**	
	455	Interest expense of convertible bonds, where dilutive	**63**	
	222	Amortisation of issue cost and discount of convertible bonds	**31**	
	(1,294)	Fair value adjustment on convertible bonds included in income	**(188)**	
	10,085	Diluted headline earnings	**1,390**	

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	
		14 Dividends		
		Ordinary shares		
254	–	No. 107 of 70 SA cents per ordinary share was declared on 16 February 2010 and paid on 19 March 2010 (9 US cents per share).	–	34
236	–	No. 108 of 65 SA cents per ordinary share was declared on 10 August 2010 and paid on 10 September 2010 (9 US cents per share).	–	33
–	**305**	No. 109 of 80 SA cents per ordinary share was declared on 15 February 2011 and paid on 18 March 2011 (11 US cents per share).	**43**	–
–	**343**	No. 110 of 90 SA cents per ordinary share was declared on 2 August 2011 and paid on 9 September 2011 (12 US cents per share).	**46**	–
–	**344**	No. 111 of 90 SA cents per ordinary share was declared on 7 November 2011 and paid on 9 December 2011 (11 US cents per share).	**42**	–
1	–	No. E7 of 35 SA cents per E ordinary share was declared on 16 February 2010 and paid on 19 March 2010 (4.5 US cents per share).	–	–
1	–	No. E8 of 32.5 SA cents per E ordinary share was declared on 10 August 2010 and paid on 10 September 2010 (4.5 US cents per share).	–	–
–	**1**	No. E9 of 40 SA cents per E ordinary share was declared on 15 February 2011 and paid on 18 March 2011 (5.5 US cents per share).	–	–
–	**2**	No. E10 of 45 SA cents per E ordinary share was declared on 2 August 2011 and paid on 9 September 2011 (6 US cents per share).	–	–
–	**1**	No. E11 of 45 SA cents per E ordinary share was declared on 7 November 2011 and paid on 9 December 2011 (5.5 US cents per share).	–	–
492	**996**		**131**	67

No. 112 of 200 SA cents per ordinary share was declared on 14 February 2012 and will be paid on 16 March 2012 (approximately 26 US cents per share). The actual rate of payment will depend on the exchange rate on the date of currency conversion.

No. E12 of 100 SA cents per ordinary share was declared on 14 February 2012 and will be paid on 16 March 2012 (approximately 13 US cents per share). The actual rate of payment will depend on the exchange rate on the date of currency conversion.

Group – Notes to the financial statements

For the year ended 31 December

15 Tangible assets

Figures in million	Mine development costs	Mine infra-structure	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings	Total
US Dollars							
Cost							
Balance at 1 January 2010	6,445	2,923	1,078	31	251	62	10,790
Additions							
– project capital	130	10	–	–	110	–	250
– stay-in-business capital	447	183	–	2	90	1	723
Disposals	–	(40)	–	–	–	–	(40)
Transfers and other movements (1)	(203)	41	(31)	–	34	6	(153)
Translation	491	105	18	1	17	5	637
Balance at 31 December 2010	7,310	3,222	1,065	34	502	74	12,207
Accumulated amortisation							
Balance at 1 January 2010	2,956	1,469	510	30	–	6	4,971
Amortisation for the year (notes 4, 9 and 32)	478	198	11	1	–	2	690
Impairments (notes 6 and 13) (2)	20	16	–	–	47	–	83
Disposals	–	(40)	–	–	–	–	(40)
Transfers and other movements (1)	(8)	(18)	–	–	8	–	(18)
Translation	273	53	11	–	3	1	341
Balance at 31 December 2010	3,719	1,678	532	31	58	9	6,027
Net book value at 31 December 2010	3,591	1,544	533	3	444	65	6,180
Cost							
Balance at 1 January 2011	**7,310**	**3,222**	**1,065**	**34**	**502**	**74**	**12,207**
Additions							
– project capital	**74**	**2**	**–**	**–**	**377**	**3**	**456**
– stay-in-business capital	**502**	**279**	**–**	**–**	**182**	**3**	**966**
Disposals	**(7)**	**(20)**	**–**	**–**	**–**	**–**	**(27)**
Transfers and other movements (1)	**175**	**276**	**–**	**–**	**(493)**	**–**	**(42)**
Finance costs capitalised (note 7)	**–**	**–**	**–**	**–**	**3**	**–**	**3**
Translation	**(699)**	**(156)**	**(15)**	**–**	**(40)**	**(8)**	**(918)**
Balance at 31 December 2011	**7,355**	**3,603**	**1,050**	**34**	**531**	**72**	**12,645**
Accumulated amortisation							
Balance at 1 January 2011	**3,719**	**1,678**	**532**	**31**	**58**	**9**	**6,027**
Amortisation for the year (notes 4, 9 and 32)	**529**	**227**	**9**	**1**	**–**	**2**	**768**
Impairments (notes 6 and 13) (2)	**9**	**6**	**–**	**–**	**–**	**–**	**15**
Impairment reversals (notes 6 and 13) (3)	**(76)**	**–**	**(59)**	**–**	**–**	**–**	**(135)**
Disposals	**(6)**	**(19)**	**–**	**–**	**–**	**–**	**(25)**
Transfers and other movements (1)	**(12)**	**(27)**	**–**	**–**	**–**	**–**	**(39)**
Translation	**(391)**	**(82)**	**(8)**	**–**	**(9)**	**(1)**	**(491)**
Balance at 31 December 2011	**3,772**	**1,783**	**474**	**32**	**49**	**10**	**6,120**
Net book value at 31 December 2011	**3,583**	**1,820**	**576**	**2**	**482**	**62**	**6,525**

15 Tangible assets (continued)

Figures in million	Mine development costs	Mine infrastructure	Mineral rights and dumps	Exploration and evaluation assets	Assets under construction	Land and buildings	Total
SA Rands							
Cost							
Balance at 1 January 2010	47,917	21,736	8,012	229	1,864	462	80,220
Additions							
– project capital	950	72	1	–	806	–	1,829
– stay-in-business capital	3,267	1,333	–	17	657	4	5,278
Disposals	(3)	(294)	–	–	–	(1)	(298)
Transfers and other movements (1)	(1,480)	303	(229)	–	246	45	(1,115)
Translation	(2,624)	(1,980)	(788)	(27)	(274)	(25)	(5,718)
Balance at 31 December 2010	48,027	21,170	6,996	219	3,299	485	80,196
Accumulated amortisation							
Balance at 1 January 2010	21,976	10,926	3,791	219	–	45	36,957
Amortisation for the year (notes 4, 9 and 32)	3,481	1,437	78	9	–	17	5,022
Impairments (notes 6 and 13) (2)	136	111	–	–	329	–	576
Disposals	(3)	(291)	–	–	–	–	(294)
Transfers and other movements (1)	(61)	(129)	–	–	62	–	(128)
Translation	(1,095)	(1,031)	(377)	(26)	(7)	(1)	(2,537)
Balance at 31 December 2010	24,434	11,023	3,492	202	384	61	39,596
Net book value at 31 December 2010	23,593	10,147	3,504	17	2,915	424	40,600
Cost							
Balance at 1 January 2011	**48,027**	**21,170**	**6,996**	**219**	**3,299**	**485**	**80,196**
Additions							
– project capital	**544**	**17**	**–**	**–**	**2,776**	**23**	**3,360**
– stay-in-business capital	**3,658**	**2,103**	**–**	**2**	**1,329**	**23**	**7,115**
Disposals	**(53)**	**(142)**	**–**	**–**	**–**	**–**	**(195)**
Transfers and other movements (1)	**1,327**	**2,121**	**–**	**–**	**(3,736)**	**(2)**	**(290)**
Finance costs capitalised (note 7)	**–**	**–**	**–**	**–**	**21**	**–**	**21**
Translation	**5,640**	**3,699**	**1,450**	**49**	**580**	**49**	**11,467**
Balance at 31 December 2011	**59,143**	**28,968**	**8,446**	**270**	**4,269**	**578**	**101,674**
Accumulated amortisation							
Balance at 1 January 2011	**24,434**	**11,023**	**3,492**	**202**	**384**	**61**	**39,596**
Amortisation for the year (notes 4, 9 and 32)	**3,840**	**1,653**	**68**	**5**	**–**	**16**	**5,582**
Impairments (notes 6 and 13) (2)	**61**	**47**	**–**	**–**	**–**	**–**	**108**
Impairment reversals (notes 6 and 13) (3)	**(621)**	**–**	**(486)**	**–**	**–**	**–**	**(1,107)**
Disposals	**(47)**	**(135)**	**–**	**–**	**–**	**–**	**(182)**
Transfers and other movements (1)	**(92)**	**(214)**	**–**	**–**	**–**	**–**	**(306)**
Translation	**2,759**	**1,965**	**738**	**46**	**13**	**–**	**5,521**
Balance at 31 December 2011	**30,334**	**14,339**	**3,812**	**253**	**397**	**77**	**49,212**
Net book value at 31 December 2011	**28,809**	**14,629**	**4,634**	**17**	**3,872**	**501**	**52,462**

Group – Notes to the financial statements

For the year ended 31 December

15 Tangible assets (continued)

Included in the amounts for mine infrastructure are assets held under finance leases with a net book value of $45m, R362m (2010: $20m, R134m). Included in land and buildings are assets held under finance leases with a net book value of $22m, R177m (2010: $28m, R185m).

The majority of the leased assets are pledged as security for the related finance lease.

No assets are encumbered by project finance.

The weighted average capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation was 6.86%. No borrowing costs were capitalised in 2010.

(1) Transfers and other movements comprise amounts from deferred stripping, change in estimates of decommissioning assets, asset reclassifications and transfers to non-current assets held for sale.

In 2010 transfers to non-current assets held for sale comprise:

- assets with a net book value of $10m, R74m relating to Tau Lekoa were transferred to non-current assets held for sale.

(2) Impairments include the following:

South Africa

TauTona VCR shaft pillar and ore pass – mine development costs and mine infrastructure

Due to a change in the mine plan resulting from safety-related concerns following seismic activity, the VCR shaft pillar and ore pass development has been abandoned and will not generate future cash flows. An impairment loss of $9m, R61m (2010: nil) was recognised in the income statement.

Savuka – mine development costs

Due to a change in the mine plan, the Savuka assets have been abandoned and will not generate future cash flows. An impairment loss of $1m, R2m (2010: $16m, R114m) was recognised in the income statement.

Below 120 level at TauTona – assets under construction

In 2010, due to a change in the mine plan resulting from safety-related concerns following seismic activity, the below 120 level development has been abandoned and will not generate future cash flows. An impairment loss of $47m, R329m was recognised in the income statement.

Tau Lekoa – assets held for sale

In 2010, following the classification of Tau Lekoa as held for sale, an impairment loss of $8m, R58m was recognised to reduce the carrying amount of the disposal group to fair value less cost to sell.

Ghana

Iduapriem – mine infrastructure costs

In 2010 the use of a tailings storage facility was discontinued, resulting in an impairment loss of $8m, R61m.

Other

Impairment of various minor tangible assets and equipment $5m, R45m (2010: $12m, R72m).

(3) Impairment reversals include the following:

Tanzania

Geita mine – cash generating unit

The Geita mine impairment recognised in 2008 was reversed. The impairment reversal was largely due to an increase in the long-term real gold price, improved production, higher grades and lower unit costs, resulting in increased future discounted cash flows. As a result, Geita's recoverable amount exceeded its carrying value in 2011 and an impairment reversal was recognised of $135m, R1,107m consisting of mine development costs of $76m, R621m and mineral rights and dumps of $59m, R486m. The recoverable amount was determined using a real pre-tax discount rate of 12.3% and was based on the impairment assumptions detailed below.

15 Tangible assets (continued)

Impairment calculation assumptions – tangible assets and goodwill

Management assumptions for the value in use of tangible assets and goodwill include:

- the gold price assumption represents management's best estimate of the future price of gold. In arriving at the estimated long-term gold price, management considered all available market information, including current prices, historical averages, and forward-pricing curves. A long-term real gold price of $1,530/oz (2010: $1,113/oz) is based on a range of economic and market conditions that will exist over the remaining useful life of the assets.

Annual life of mine plans take into account the following:

- proved and probable Ore Reserve included from page 104;
- value beyond proved and probable reserves (including exploration potential) determined using the gold price assumption referred to above;
- the real pre-tax discount rate is derived from the group's weighted average cost of capital (WACC) and risk factors which is consistent with the basis used in 2010. The WACC of 5.3% which is 50 basis points lower than in 2010 of 5.8%, is based on the average capital structure of the group and three major gold companies considered to be appropriate peers. The risk factors considered are country risk as well as project risk for cash flows relating to mines that are not yet in production and deep level mining projects. The country risk factor is based on the group's internal assessment of country risk relative to the issues experienced in the countries in which it operates and explores;
- foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
- cash flows used in impairment calculations are based on life of mine plans which exceed five years for the majority of the mines; and
- variable operating cash flows are increased at local Consumer Price Index rates.

The group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. In addition, goodwill is tested on an annual basis for impairment. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each cash generating unit. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as spot gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

Should management's estimate of the future not reflect actual events, further impairments may be identified. Factors affecting the estimates include:

- changes in proved and probable Ore Reserve as well as value beyond proved and probable reserves;
- the grade of Ore Reserve as well as value beyond proved and probable reserves may vary significantly from time to time;
- differences between actual commodity prices and commodity price assumptions;
- unforeseen operational issues at mine sites; and
- changes in capital, operating mining, processing and reclamation costs and foreign exchange rates.

There were no impairment indicators for cash generating units during 2011 and 2010.

Group – Notes to the financial statements

For the year ended 31 December

16 Intangible assets

Goodwill	Software and licenses	Royalty, tax rate conces-sion and other	Total	Figures in million	Goodwill	Software and licenses	Royalty, tax rate conces-sion and other	Total
SA Rands					US Dollars			
				Cost				
3,029	–	371	3,400	Balance at 1 January 2010	408	–	49	457
–	–	4	4	Additions	–	–	1	1
–	–	4	4	Transfers and other movements	–	–	–	–
(187)	–	(44)	(231)	Translation	25	–	–	25
2,842	–	335	3,177	**Balance at 31 December 2010**	433	–	50	483
				Accumulated amortisation and impairments				
1,851	–	233	2,084	Balance at 1 January 2010	249	–	31	280
–	–	18	18	Amortisation for the year (notes 4 and 32)	–	–	2	2
(173)	–	(29)	(202)	Translation	7	–	–	7
1,678	–	222	1,900	**Balance at 31 December 2010**	256	–	33	289
1,164	–	113	1,277	**Net book value at 31 December 2010** (1)	177	–	17	194
				Cost				
2,842	**–**	**335**	**3,177**	Balance at 1 January 2011	**433**	**–**	**50**	**483**
–	**124**	**4**	**128**	Additions	**–**	**16**	**–**	**16**
–	**–**	**(1)**	**(1)**	Transfers and other movements	**–**	**–**	**–**	**–**
655	**(1)**	**75**	**729**	Translation	**2**	**–**	**–**	**2**
3,497	**123**	**413**	**4,033**	**Balance at 31 December 2011**	**435**	**16**	**50**	**501**
				Accumulated amortisation and impairments				
1,678	**–**	**222**	**1,900**	Balance at 1 January 2011	**256**	**–**	**33**	**289**
–	**–**	**17**	**17**	Amortisation for the year (notes 4 and 32) (2)	**–**	**–**	**2**	**2**
378	**–**	**52**	**430**	Translation	**–**	**–**	**–**	**–**
2,056	**–**	**291**	**2,347**	**Balance at 31 December 2011**	**256**	**–**	**35**	**291**
1,441	**123**	**122**	**1,686**	**Net book value at 31 December 2011** (1)	**179**	**16**	**15**	**210**

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	

16 Intangible assets (continued)

2010	2011		2011	2010
		(1) Net book value of goodwill allocated to each of the cash generating units:		
1,018	**1,262**	– Sunrise Dam	**156**	154
94	**115**	– AngloGold Ashanti Córrego do Sitío Mineração	**15**	15
52	**64**	– Serra Grande	**8**	8
1,164	**1,441**		**179**	177

Real pre-tax discount rates applied in impairment calculations on cash generating units (CGUs) for which the carrying amount of goodwill is significant are as follows:

	2011	2010
Sunrise Dam (3)	**8.4%**	11.1%

As part of the stability agreement entered into in 2004, the Government of Ghana agreed to a concession on the royalty payments by maintaining a rate of 3% for 15 years from 2004. The corporate tax rate concession was granted at a rate of 30% for the Ashanti business combination in 2004. During 2005, the corporate tax rate in Ghana decreased to 25% and the tax rate concession, which expires in 2019, was fully impaired.

(2) No amortisation was recorded for purchased software and licences as these assets are not yet available for use.

(3) The discount rates for 2011 were determined on a basis consistent with the 2010 discount rates. The recoverable amount of the CGU is $821m, R6,599m (2010: $525m, R3,449m).

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	

17 Investments in associates and equity-accounted joint ventures

2010	2011		2011	2010
		The carrying value of investments in associates and equity-accounted joint ventures can be analysed as follows:		
244	**349**	Carrying value of investments in associates	**43**	37
17	**36**	Loans advanced to associates (1)	**4**	3
3,791	**5,065**	Carrying value of investments in equity-accounted joint ventures	**630**	577
35	**197**	Loans advanced to equity-accounted joint ventures (2)	**25**	5
4,087	**5,647**	Investments in associates and equity-accounted joint ventures	**702**	622

During 2011, the Margaret Water Company, Orpheo (Pty) Limited, Trans-Siberian Gold plc, Mariana Resources Limited and Société d'Exploitation des Mines d'Or de Yatela S.A. investments were impaired and the AGA-Polymetal Strategic Alliance impairment was reversed. During 2010, the Margaret Water Company and AGA-Polymetal Strategic Alliance investments were impaired and the balance of Trans-Siberian Gold plc impairment was reversed. The impairment tests considered the investments' fair value and anticipated future cash flows. Impairments of $16m, R129m (2010: $24m, R157m) were recorded and an impairment reversal of $20m, R162m (2010: $19m, R126m) was recognised in the income statement.

Group – Notes to the financial statements

For the year ended 31 December

17 Investments in associates and equity-accounted joint ventures (continued)

Investments in associates comprises:

Name	Effective % 2011	Effective % 2010	Description
Margaret Water Company	**33.3**	33.3	Pumping of underground water in the Vaal River Region.
Oro Group (Pty) Limited (3)	**25**	25	Manufacture and wholesale of jewellery.
Orpheo (Pty) Limited (4)	**–**	50	Design, manufacture and wholesale of jewellery.
Trans-Siberian Gold plc (3) (5)	**30.9**	30.7	Exploration and development of gold mines.
Mariana Resources Limited (3) (5) (6)	**19.86**	–	Exploration and mine development.

(1) Loans advanced to associates consist of $1m, R12m (2010: $1.8m, R12m) to Oro Group (Pty) Limited, $3m, R24m (2010: nil) to Trans-Siberian Gold plc and nil (2010: $0.7m, R5m) to Orpheo (Pty) Limited. The Oro loan bears interest at a rate determined by the Oro Group (Pty) Limited's board of directors and is repayable at its discretion. The Trans-Siberian Gold plc loan is unsecured, bears interest at 8% per annum and is repayable in April 2012. The Orpheo (Pty) Limited loan was written off during 2011.

(2) Loans advanced to equity-accounted joint ventures consist of $20m, R162m (2010: nil) to Thani Ashanti Alliance Limited and $5m, R35m (2010: $5m, R35m) to AuruMar (Pty) Limited. The loan to Thani Ashanti Alliance Limited is payable at 31 December 2012 and bears interest at JIBAR plus 0.95% per annum. The loan to AuruMar (Pty) Limited is interest free and has no fixed terms of repayment.

(3) Equity accounting is based on results to 30 September 2011, adjusted for material transactions.

(4) Sold effective 1 July 2011.

(5) At 31 December 2011, the fair value of the group's investment in Trans-Siberian Gold plc and Mariana Resources Limited was $35m, R283m (2010: $33m, R219m) and $7m, R60m (2010: nil) respectively.

(6) The group has the right to representation on the Mariana Resources Limited board of directors and is therefore considered to have significant influence in the company.

SA Rands 2010	SA Rands 2011	Figures in million	US Dollars 2011	US Dollars 2010
		Summarised financial information of equity-accounted associates is as follows (not attributable):		
		Statement of financial position		
724	**1,313**	Non-current assets	**163**	110
301	**448**	Current assets	**56**	46
1,025	**1,761**	Total assets	**219**	156
260	**589**	Non-current liabilities	**73**	40
129	**233**	Current liabilities	**29**	20
389	**822**	Total liabilities	**102**	60
636	**939**	Net assets	**117**	96
		Income statement		
398	**380**	Revenue	**51**	56
(411)	**(390)**	Costs and expenses	**(53)**	(58)
(3)	**(12)**	Taxation	**(1)**	–
(16)	**(22)**	Loss after taxation	**(3)**	(2)

17 Investments in associates and equity-accounted joint ventures (continued)

Investments in equity-accounted joint ventures comprises:

Name	Effective % 2011	Effective % 2010	Description
AGA-Polymetal Strategic Alliance (7)	**–**	50	Exploration and development of gold mines.
AuruMar (Pty) Limited	**50**	50	Global exploration of marine deposits containing gold as the primary mineral.
Thani Ashanti Alliance Limited	**50**	50	Gold exploration activities.
Kibali Goldmines s.p.r.l.	**45**	45	Exploration and development of gold mines.
Société des Mines de Morila S.A.	**40**	40	Commercial exploitation of gold.
Société d'Exploitation des Mines d'Or de Sadiola S.A.	**41**	41	Commercial exploitation of gold.
Société d'Exploitation des Mines d'Or de Yatela S.A.	**40**	40	Commercial exploitation of gold.

(7) Equity accounting is based on results to 30 September 2011, adjusted for material transactions. The AGA-Polymetal Strategic Alliance consists of the AGA-Polymetal Strategic Alliance Management Company Holdings Limited, Amikan Holding Limited, AS APK Holdings Limited, Imizoloto Holdings Limited and Yeniseiskaya Holdings Limited. The investment was classified as assets held for sale, effective 2 December 2011.

SA Rands 2010	SA Rands 2011	Figures in million	US Dollars 2011	US Dollars 2010
		Summarised financial information of equity-accounted joint ventures is as follows (not attributable):		
		Statement of financial position		
3,837	**6,214**	Non-current assets	**773**	584
2,505	**2,834**	Current assets	**352**	381
6,342	**9,048**	Total assets	**1,125**	965
1,363	**2,863**	Non-current liabilities	**356**	207
874	**1,490**	Current liabilities	**185**	133
2,237	**4,353**	Total liabilities	**541**	340
4,105	**4,695**	Net assets	**584**	625
		Income statement		
5,985	**7,126**	Revenue	**975**	819
(3,816)	**(4,856)**	Costs and expenses	**(662)**	(525)
(933)	**(928)**	Taxation	**(127)**	(126)
1,236	**1,342**	Profit after taxation	**186**	168

Group – Notes to the financial statements

For the year ended 31 December

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	
		18 Other investments		
		Listed investments		
		Available-for-sale		
829	**814**	Balance at beginning of year	**124**	111
149	**322**	Additions	**47**	21
(587)	**(13)**	Disposals	**(2)**	(81)
529	**(428)**	Fair value adjustments	**(59)**	73
(16)	**(156)**	Impairments (notes 6 and 13) (1)	**(21)**	(2)
(90)	**119**	Translation	**(7)**	2
814	**658**	Balance at end of year	**82**	124
		The available-for-sale investments consist of ordinary shares and primarily comprise:		
640	**343**	International Tower Hill Mines Limited	**43**	98
95	**146**	Various listed investments held by Environmental Rehabilitation Trust Fund	**18**	15
–	**61**	First Uranium Corporation	**8**	–
79	**108**	Other	**13**	11
814	**658**		**82**	124

The group's listed available-for-sale equity investments are susceptible to market price risk arising from uncertainties about the future values of the investments.

At the reporting date, the majority of equity investments were listed on the Toronto Stock Exchange and the JSE.

Based on the share price of International Tower Hill Mines Limited (ITH) over the past year and carrying value at 31 December 2011 of $43m, R343m, if ITH achieved the high that it achieved during 2011 of C$10.30 per share, other comprehensive income (OCI) would increase by $57m, R455m. If it achieved the low of C$3.71 per share, OCI would decrease by $7m, R56m. If the decrease was significant, an other-than-temporary impairment would be recorded.

The exposure to listed shares held by the Environmental Rehabilitation Trust Fund at fair value on the JSE was $18m, R146m. An analysis based on the assumption that the equity index (ALSI on the JSE) had increased/decreased by 10% with all other variables held constant and all the group's JSE listed equity investments moved according to the ALSI, would impact OCI by $1.8m, R14.6m. If the decrease was significant, an other-than-temporary impairment would be recorded.

Based on the share price of First Uranium Corporation over the past year and carrying value at 31 December 2011 of $8m, R61m, if First Uranium Corporation achieved the high that it achieved during 2011 of C$1.43 per share, other comprehensive income (OCI) would increase by $59m, R471m. If it achieved the low of C$0.14 per share, OCI would decrease by $1m, R9m. If the decrease was significant, an other-than-temporary impairment would be recorded.

(1) Impairment of First Uranium Corporation shares of $19m, R144m (2010: nil), Village Main Reef Limited shares of $2m, R12m (2010: nil) and Corvus Gold Inc. shares of nil (2010: $2m, R16m).

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	

18 Other investments (continued)

2010	2011		2011	2010
		Listed investments (continued)		
		Held-to-maturity		
74	**82**	Balance at beginning of year	**13**	10
20	**–**	Additions	**–**	3
(12)	**(18)**	Maturities	**(3)**	(2)
–	**–**	Translation	**(2)**	2
82	**64**	Balance at end of year	**8**	13

The held-to-maturity investment consists of government bonds held by the Environmental Rehabilitation Trust Fund administered by RMB Private Bank.

The market value of bonds held-to-maturity is $11m, R86m (2010: $14m, R93m). The market value has a sensitivity of R6m (2010: R4m) for a 1% change in interest rates.

2010	2011		2011	2010
896	**722**	Book value of listed investments	**90**	137
907	**744**	Market value of listed investments	**93**	138
		Unlisted investments		
		Available-for-sale		
26	**59**	Balance at beginning of year	**9**	4
41	**–**	Additions	**–**	5
(1)	**–**	Disposals	**–**	–
(7)	**13**	Translation	**–**	–
59	**72**	Balance at end of year	**9**	9

The available-for-sale investments consist primarily of XDM Resources Limited.

2010	2011		2011	2010
		Held-to-maturity		
373	**600**	Balance at beginning of year	**91**	50
657	**723**	Additions	**101**	90
(430)	**(621)**	Maturities	**(87)**	(59)
–	**1**	Translation	**(18)**	10
600	**703**	Balance at end of year	**87**	91
		The held-to-maturity investments include:		
543	**642**	Negotiable Certificates of Deposit – Environmental Rehabilitation Trust Fund administered by RMB Private Bank	**80**	83
39	**42**	Nufcor Uranium Trust Fund	**5**	6
18	**19**	Other	**2**	2
600	**703**		**87**	91
659	**775**	Book value of unlisted investments	**96**	100
600	**703**	Fair value of unlisted investments (2)	**87**	91
1,555	**1,497**	Total book value of other investments (note 35)	**186**	237
1,507	**1,447**	Total fair value of other investments (note 35) (2)	**180**	229

(2) There is no active market for the unlisted equity investments and fair value cannot be reliably measured. The unlisted equity investments are carried at cost and are therefore not included in the fair value calculations. The group does not intend to sell the investments in the foreseeable future.

Group – Notes to the financial statements

For the year ended 31 December

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	
		19 Inventories		
		Non-current		
		Raw materials		
2,137	**3,100**	– heap-leach inventory	**386**	325
131	**195**	– ore stockpiles	**24**	20
2,268	**3,295**	Total metal inventories	**410**	345
		Current		
		Raw materials		
2,170	**3,698**	– ore stockpiles	**461**	331
601	**792**	– heap-leach inventory	**98**	91
		Work in progress		
612	**733**	– metals in process	**91**	93
		Finished goods		
506	**758**	– gold doré/bullion	**94**	77
281	**193**	– by-products	**24**	43
4,170	**6,174**	Total metal inventories	**768**	635
1,678	**2,378**	Mine operating supplies	**296**	255
5,848	**8,552**		**1,064**	890
8,116	**11,847**	Total inventories (1)	**1,474**	1,235

(1) The amount of the write-down of ore stockpiles, metals in process, gold doré/bullion, by-products and mine operating supplies to net realisable value, and recognised as an expense is $4m, R28m (2010: $21m, R151m). This expense is included in cost of sales which is disclosed in note 4.

2010	2011	Figures in million	2011	2010
		20 Other non-current assets		
17	**17**	Post-retirement medical scheme for Rand Refinery employees (note 28)	**2**	3
1	**–**	AngloGold Ashanti Limited Pension Fund (note 28)	**–**	–
1	**5**	Ashanti Retired Staff Pension Fund (note 28)	**1**	–
1	**1**	Retiree Medical Plan for Nufcor South Africa employees (note 28)	**–**	–
		Loans and receivables		
36	**48**	Loan receivable at 31 December 2020 bearing interest at 8% per annum	**6**	5
4	**–**	Loan receivable at 31 December 2011 bearing interest at 3% per annum	**–**	1
3	**2**	Other non-interest bearing loans and receivables – receivable on various dates	**–**	1
63	**73**		**9**	10
(4)	**–**	Current portion of other non-current assets included in current assets	**–**	(1)
59	**73**		**9**	9

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	

21 Trade and other receivables

		Non-current		
207	**178**	Prepayments and accrued income	**22**	31
538	**113**	Recoverable tax, rebates, levies and duties	**14**	82
230	**244**	Reclamation sites trust fund	**30**	35
–	**73**	Deferred loan fees	**9**	–
25	**3**	Other receivables	**1**	4
1,000	**611**		**76**	152
		Current		
344	**370**	Trade receivables	**46**	53
393	**643**	Prepayments and accrued income	**80**	60
697	**1,370**	Recoverable tax, rebates, levies and duties	**170**	106
21	**22**	Amounts due from related parties	**3**	3
57	**21**	Interest receivable	**3**	9
30	**115**	Royalties receivable	**14**	5
–	**41**	Deferred loan fees	**5**	–
83	**241**	Other receivables	**29**	11
1,625	**2,823**		**350**	247
2,625	**3,434**	Total trade and other receivables	**426**	399

Current trade receivables are non-interest bearing and are generally on terms less than 90 days.

There is no concentration of credit risk with respect to trade receivables, as the group has a large number of internationally dispersed customers.

During the year, other receivables were impaired by $14m, R100m (2010: $24m, R176m).

22 Cash restricted for use

		Non-current		
5	**5**	Cash restricted by prudential solvency requirements	**1**	1
209	**181**	Cash balances held by Environmental Rehabilitation Trust Funds	**22**	32
214	**186**		**23**	33
		Current		
52	**69**	Cash restricted by prudential solvency requirements	**9**	8
3	**3**	Cash balances held by an Employee Share Scheme Trust Fund	**–**	–
5	**174**	Cash balances held by the Tropicana joint venture	**22**	1
9	**32**	Other	**4**	1
69	**278**		**35**	10
283	**464**	Total cash restricted for use (notes 35 and 36)	**58**	43

Group – Notes to the financial statements

For the year ended 31 December

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	
		23 Cash and cash equivalents		
3,036	**4,013**	Cash and deposits on call	**499**	462
740	**4,931**	Money market instruments	**613**	113
3,776	**8,944**	(notes 35 and 36)	**1,112**	575
		For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise the following:		
3,036	**4,013**	Cash and deposits on call	**499**	462
740	**4,931**	Money market instruments	**613**	113
73	**–**	Cash and cash equivalents included in assets held for sale	**–**	11
3,849	**8,944**		**1,112**	586
		24 Non-current assets and liabilities held for sale		
10	**10**	Effective December 2007, Rand Refinery allocated parts of its premises that were no longer utilised $1m, R10m (previously recognised as tangible assets), to assets held for sale. On 1 April 2008, a sale agreement was concluded subject to the suspensive condition regarding rezoning of the land and transfer of title deeds. Rand Refinery currently awaits the rezoning transfer notification from the municipal and deeds office in order to conclude the sales transaction.	**1**	1
–	**162**	Effective 2 December 2011, the AGA-Polymetal Strategic Alliance consisting of AGA-Polymetal Strategic Alliance Management Company Holdings Limited, Amikan Holding Limited, AS APK Holdings Limited, Imitzoloto Holdings Limited and Yeniseiskaya Holdings Limited, were classified as held for sale (previously recognised as equity-accounted investments). AngloGold Ashanti Holdings plc, a wholly owned subsidiary entered into a contractual agreement with Polyholding Limited relating to the disposal of these entities. A reversal of previous impairment losses recognised of $20m, R162m was recognised in share of equity-accounted investments' profit to increase the carrying amount of the investment to fair value less costs to sell (notes 8 and 13). The transaction was completed on 8 February 2012.	**20**	–
100	**–**	Effective 3 November 2010, ISS International Limited (ISSI) was classified as held for sale. AngloGold Ashanti Limited entered into a memorandum of understanding with The Institute of Mine Seismology (IMS) relating to the disposal of ISSI. The transaction was completed on 28 February 2011.	**–**	15
110	**172**	Total non-current assets held for sale	**21**	16
22	**–**	Non-current liabilities held for sale relating to ISSI	**–**	3

SA Rands 2010	SA Rands 2011	Figures in million	US Dollars 2011	US Dollars 2010

25 Share capital and premium

2010	2011		2011	2010
		Share capital		
		Authorised		
150	**150**	600,000,000 ordinary shares of 25 SA cents each	**23**	23
1	**1**	4,280,000 E ordinary shares of 25 SA cents each	**–**	–
1	**1**	2,000,000 A redeemable preference shares of 50 SA cents each	**–**	–
–	**–**	5,000,000 B redeemable preference shares of 1 SA cent each	**–**	–
152	**152**		**23**	23
		Issued and fully paid		
95	**96**	382,242,343 (2010: 381,204,080) ordinary shares of 25 SA cents each (1)	**16**	16
1	**1**	2,582,962 (2010: 2,806,126) E ordinary shares of 25 SA cents each	**–**	–
1	**1**	2,000,000 (2010: 2,000,000) A redeemable preference shares of 50 SA cents each	**–**	–
–	**–**	778,896 (2010: 778,896) B redeemable preference shares of 1 SA cent each	**–**	–
97	**98**		**16**	16
		Treasury shares held within the group:		
(1)	**(1)**	2,778,896 (2010: 2,778,896) A and B preference shares	**–**	–
–	**–**	326,906 (2010: 434,941) ordinary shares	**–**	–
(1)	**(1)**	1,532,962 (2010: 1,686,126) E ordinary shares	**–**	–
95	**96**		**16**	16
		Share premium		
40,572	**46,248**	Balance at beginning of year	**6,718**	5,919
5,766	**407**	Ordinary shares issued (1)	**57**	812
(90)	**(63)**	E ordinary shares issued and cancelled	**(9)**	(13)
46,248	**46,592**		**6,766**	6,718
		Less: held within the group		
(313)	**(313)**	Redeemable preference shares	**(53)**	(53)
(139)	**(103)**	Ordinary shares	**(17)**	(22)
(213)	**(150)**	E ordinary shares	**(23)**	(32)
45,583	**46,026**		**6,673**	6,611
45,678	**46,122**	**Share capital and premium**	**6,689**	6,627

(1) During 2010, the most significant movement was the equity offering which resulted in the issue of 18,140,000 ordinary shares at an issue price of R308.37 per share. Total proceeds of $789m, R5.6bn were received.

Group – Notes to the financial statements

For the year ended 31 December

25 Share capital and premium (continued)

The rights and restrictions applicable to the A and B redeemable preference shares:

A redeemable preference shares are entitled to:
- an annual dividend, after payment in full of the annual dividend on the B preference shares, equivalent to the balance of after tax profits from mining the Moab Mining Right Area; and
- on redemption, the nominal value of the shares and a premium per share equal to the balance of the net proceeds from disposal of assets relating to the Moab Mining Right Area, after redemption in full of the B preference shares and payments of the nominal value of the A preference shares.

B redeemable preference shares are entitled to:
- an annual dividend limited to a maximum of 5% of their issue price from the period that profits are generated from the Moab Mining Right Area; and
- on redemption, the nominal value of the shares and a premium of up to R249.99 per share provided by the net proceeds from disposal of the assets relating to the Moab Mining Right Area.

The Moab Mining Right Area consists of the Moab Khotsong mine operations.

The B preference shares will only be redeemed from any net proceeds remaining after the disposal of the Moab Mining Right Area following permanent cessation of mining activities. The maximum redemption price will be R250 per share.

In the event of any surplus remaining after the redemption in full of the B preference shares, the A preference shares will be redeemable at such value as would cover the outstanding surplus.

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	
		26 Borrowings		
		Unsecured		
		Debt carried at fair value		
5,739	**6,109**	Mandatory convertible bonds – issued September 2010 (note 36) [1]	**760**	874

Quarterly coupons are paid at 6% per annum and the bonds are convertible into a variable number of shares ranging from 18,140,000 shares at a price equal to or less than $43.50 per share, to 14,511,937 shares at a price equal to or greater than $54.375 per share, each as calculated in accordance with the formula set forth in the bond agreement. The bonds are US dollar-based and are convertible into shares in September 2013.

The shareholders have authorised the convertible bonds to be settled in equity and do not have any cash settlement potential except if a fundamental change or conversion rate adjustment causes the number of shares deliverable upon conversion to exceed the number of shares reserved for such purpose, among other circumstances provided for in the bond agreement.

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	

26 Borrowings (continued)

		Unsecured (continued)		
		Debt carried at amortised cost		
6,537	**8,005**	Rated bonds – issued April 2010 (2) Semi-annual coupons are paid at 5.375% per annum on $700m 10-year bonds and at 6.5% on $300m 30-year bonds. The $700m bonds are repayable in April 2020 and the $300m bonds are repayable in April 2040. The bonds are US dollar-based.	**996**	995
4,089	**5,245**	3.5% Convertible bonds – issued May 2009 (3) Semi-annual coupons are paid at 3.5% per annum. The bonds issued on 22 May 2009, are convertible into ADS's up to May 2014 and are US dollar-based. The bonds are convertible, at the holders' option, at an initial price of $47.6126 per ADS. AngloGold Ashanti Limited may redeem the bonds by giving between 30 and 90 days notice to the bondholders at any time after 11 June 2012, if the price of the ADS's exceeds 130% of the conversion price for more than 20 consecutive dealing days, five days prior to notice or at any time if conversion rights have been exercised or purchases effected on 85% of the bonds issued.	**652**	623
22	**–**	Grupo Santander Londres Interest charged at LIBOR plus 1.45% per annum. Loan was repaid in September 2011 and was US dollar-based.	**–**	4
28	**21**	Grupo Santander Brasil Interest charged at 8.11% per annum. Loans are repayable in monthly instalments terminating in November 2013 and April 2014 and are BRL-based.	**2**	4
7	**7**	Brazilian Economic and Social Development Bank Interest charged at a rate of 2.3% plus delta exchange rate on individual instalments per annum. Loans are repayable in monthly instalments terminating in April 2014 and are BRL-based.	**1**	1
4	**6**	Banco de Desenvolvimento de Minas Gerais Interest charged at a rate of 4.5% per annum. Loans are repayable in monthly instalments terminating in June 2020 and are BRL-based.	**1**	–

Group – Notes to the financial statements

For the year ended 31 December

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	
		26 Borrowings (continued)		
		Unsecured (continued)		
		Debt carried at amortised cost (continued)		
701	–	FirstRand Bank Limited loan facility (R1.5bn) (4) Interest charged at JIBAR plus 0.95% per annum. Loan was repaid in February 2011 and was SA rand-based, the loan was subject to debt covenant arrangements for which no default event occurred.	–	107
251	–	Syndicated revolving credit facility ($1bn) (5) Interest charged at LIBOR plus 1.75% per annum. Drawn amount was repaid in February 2011. Facility terminates in April 2014 and is US dollar-based, the loan is subject to debt covenant arrangements for which no default event occurred.	–	38
17,378	**19,393**	Total unsecured borrowings	**2,412**	2,646
		Secured		
		Finance leases		
259	**268**	Turbine Square Two (Pty) Limited The leases are capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in March 2022 and are SA rand-based. The buildings financed are used as security for these loans (note 36).	**33**	39
86	**82**	Caterpillar Financial Services Corporation Interest charged at an average rate of 5.46% per annum. Loans are repayable in monthly instalments terminating in January 2015 and are US dollar-based. The equipment financed is used as security for these loans.	**10**	13
29	**17**	Mazuma Capital Corporation Interest charged at an average rate of 5.6% per annum. Loans are repayable in monthly instalments terminating in November 2012 and are US dollar-based. The equipment financed is used as security for these loans.	**2**	4
11	**14**	CSI Latina Arrendamento Mercantil S.A. Interest charged at a rate of 3.4% per annum. Loans are repayable by March 2014 and are BRL-based. The equipment financed is used as security for these loans.	**2**	2

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	
		26 Borrowings (continued)		
		Secured (continued)		
		Finance leases (continued)		
–	**232**	Navachab Lewcor Mining Contract	**29**	–
		Interest charged at a rate of 8.4% per annum. Loans are repayable by April 2015 and are NAD-based. The equipment financed is used as security for these loans.		
17,763	**20,006**	Total borrowings (notes 35 and 36)	**2,488**	2,704
(886)	**(256)**	Current portion of borrowings included in current liabilities	**(32)**	(135)
16,877	**19,750**	Total long-term borrowings	**2,456**	2,569
		Amounts falling due		
886	**256**	Within one year	**32**	135
50	**6,220**	Between one and two years	**773**	8
10,134	**5,401**	Between two and five years	**672**	1,542
6,693	**8,129**	After five years	**1,011**	1,019
17,763	**20,006**	(notes 35 and 36)	**2,488**	2,704
		Currency		
		The currencies in which the borrowings are denominated are as follows:		
16,753	**19,458**	US dollar	**2,420**	2,551
960	**268**	SA rand	**33**	146
50	**48**	Brazilian real	**6**	7
–	**232**	Namibian dollar	**29**	–
17,763	**20,006**	(notes 35 and 36)	**2,488**	2,704
		Undrawn facilities		
		Undrawn borrowing facilities as at 31 December are as follows:		
6,242	**8,041**	Syndicated revolving credit facility ($1bn) – US dollar	**1,000**	950
–	**4,962**	Syndicated revolving credit facility (A$600m) – Australian dollar	**617**	–
329	**402**	FirstRand Bank Limited – US dollar	**50**	50
276	**338**	Absa Bank Limited – US dollar	**42**	42
–	**16**	Nedbank Limited – US dollar	**2**	–
913	**113**	FirstRand Bank Limited – SA rand	**14**	139
185	**185**	Standard Bank of SA Limited – SA rand	**23**	28
120	**104**	Nedbank Limited – SA rand	**13**	18
30	**30**	Absa Bank Limited – SA rand	**4**	5
8,095	**14,191**		**1,765**	1,232

Group – Notes to the financial statements

For the year ended 31 December

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	
		26 Borrowings (continued)		
		(1) **Mandatory convertible bonds – issued September 2010**		
5,729	**6,096**	Senior unsecured fixed-rate bonds	**758**	872
10	**13**	Accrued interest	**2**	2
5,739	**6,109**		**760**	874
		(2) **Rated bonds – issued April 2010**		
6,570	**8,041**	Senior unsecured fixed-rate bonds	**1,000**	1,000
(110)	**(129)**	Unamortised discount and bond issue costs	**(16)**	(17)
6,460	**7,912**		**984**	983
77	**93**	Accrued interest	**12**	12
6,537	**8,005**		**996**	995
		(3) **3.5% Convertible bonds – issued May 2009**		
4,813	**5,891**	Senior unsecured fixed-rate bonds	**733**	733
(744)	**(671)**	Unamortised discount and bond issue costs	**(84)**	(113)
4,069	**5,220**		**649**	620
20	**25**	Accrued interest	**3**	3
4,089	**5,245**		**652**	623
		(4) **FirstRand Bank Limited loan facility (R1.5bn)**		
700	**–**	Drawn down	**–**	107
1	**–**	Accrued interest	**–**	–
701	**–**		**–**	107
		(5) **Syndicated revolving credit facility ($1bn)**		
329	**–**	Drawn down	**–**	50
(79)	**–**	Unamortised loan issue costs	**–**	(12)
250	**–**		**–**	38
1	**–**	Accrued interest	**–**	–
251	**–**		**–**	38

During December 2011, the group entered into a A$600m unsecured syndicated revolving credit facility. Interest is charged at BBSY plus 2% per annum. No draw down occurred during 2011. This facility terminates in December 2015 and is AUD-based. The loan is subject to debt covenant arrangements for which no default event occurred.

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	

27 Environmental rehabilitation and other provisions

2010	2011		2011	2010
		Environmental rehabilitation obligations		
		Provision for decommissioning		
1,345	**1,403**	Balance at beginning of year	**213**	181
86	**262**	Change in estimates (1)	**32**	11
(1)	**–**	Transfer to assets held for sale	**–**	–
62	**87**	Unwinding of decommissioning obligation (note 7) (2)	**12**	9
(89)	**173**	Translation	**(17)**	12
1,403	**1,925**	Balance at end of year	**240**	213
		Provision for restoration		
1,764	**2,220**	Balance at beginning of year	**338**	237
259	**65**	Charge to income statement	**8**	36
343	**1,416**	Change in estimates (1)	**180**	47
78	**119**	Unwinding of restoration obligation (note 7) (2)	**17**	11
(45)	**(133)**	Utilised during the year	**(18)**	(6)
(179)	**393**	Translation	**(18)**	13
2,220	**4,080**	Balance at end of year	**507**	338
		Other provisions		
242	**250**	Balance at beginning of year	**38**	33
128	**152**	Charge to income statement	**21**	17
–	**(35)**	Transfer to trade and other payables	**(5)**	–
(98)	**(110)**	Utilised during the year	**(15)**	(13)
(22)	**26**	Translation	**(4)**	1
250	**283**	Balance at end of year	**35**	38
		Other provisions comprise the following:		
245	**277**	– provision for labour, environmental, tax and civil court settlements in South America (3)	**34**	37
5	**6**	– provision for employee compensation claims in Australasia (4)	**1**	1
250	**283**		**35**	38
3,873	**6,288**	Total environmental rehabilitation and other provisions	**782**	589

(1) The change in estimates relates to changes in mine plans resulting in accelerated cash flows, changes in economic assumptions and discount rates, and changes in design of tailings storage facilities and in methodology following requests from the Environmental Protection Agency. These provisions are expected to unwind beyond the end of the life of mine.

(2) Included in unwinding of decommissioning obligation is $nil, R2m (2010:nil) and unwinding of restoration obligation is $2m, R12m (2010: $2m, R13m) which is recoverable from a third party. The asset is included in trade and other receivables.

(3) Comprises claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims relating to levies, surcharges and environmental legal disputes and shareholder claim related to stamp duties. The liability is expected to unwind over the next two-to five-year period.

(4) Comprises an estimate of potential workers compensation liability in Australasia based on claims with regard to work-related incidents. The liability is expected to be settled in the next three-to five-year period.

Group – Notes to the financial statements

For the year ended 31 December

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	
		28 Provision for pension and post-retirement benefits		
		Defined benefit plans		
		The group has made provision for pension, provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:		
(1)	**188**	AngloGold Ashanti Limited Pension Fund liability (asset)	**23**	–
1,161	**1,263**	Post-retirement medical scheme for AngloGold Ashanti Limited South African employees	**157**	176
78	**91**	Other defined benefit plans (1)	**12**	12
1,238	**1,542**	Sub-total	**192**	188
		Transferred to other non-current assets (note 20):		
1	**–**	– AngloGold Ashanti Limited Pension Fund	**–**	–
17	**17**	– Post-retirement medical scheme for Rand Refinery employees	**2**	3
1	**5**	– Ashanti Retired Staff Pension Plan	**1**	–
1	**1**	– Retiree Medical Plan for Nufcor South Africa employees	**–**	–
1,258	**1,565**		**195**	191
		(1) Other defined benefit plans comprise the following:		
(1)	**(5)**	– Ashanti Retired Staff Pension Plan (asset)	**(1)**	–
74	**85**	– Obuasi Mines Staff Pension Scheme	**11**	11
(17)	**(17)**	– Post-retirement medical scheme for Rand Refinery employees (asset)	**(2)**	(3)
17	**21**	– Retiree Medical Plan for North American employees	**3**	3
6	**8**	– Supplemental Employee Retirement Plan (SERP) for North America (USA) Inc. employees	**1**	1
(1)	**(1)**	– Retiree Medical Plan for Nufcor South Africa employees (asset)	**–**	–
78	**91**		**12**	12

AngloGold Ashanti Limited Pension Fund

The plan is evaluated by independent actuaries on an annual basis as at 31 December of each year. The valuation as at 31 December 2011 was completed at the beginning of 2012 using the projected unit credit method. In arriving at their conclusions, the actuaries took into account reasonable long-term estimates of inflation, increases in wages, salaries and pensions, as well as returns on investments.

A formal statutory valuation is required by legislation every three years. The statutory valuation effective 31 December 2008 was completed in March 2010. The next statutory valuation of the Fund will have an effective date of no later than 31 December 2011 and is expected to be submitted to the Registrar of Pension Funds during 2012.

All South African pension funds are governed by the Pension Funds Act of 1956 as amended.

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	

28 Provision for pension and post-retirement benefits (continued)

AngloGold Ashanti Limited Pension Fund (continued)
Information with respect to the AngloGold Ashanti Limited Pension Fund is as follows:

2010	2011		2011	2010
		Benefit obligation		
1,998	**2,191**	Balance at beginning of year	**334**	269
50	**49**	Current service cost	**7**	7
179	**183**	Interest cost	**25**	25
13	**12**	Participants' contributions	**2**	2
154	**175**	Actuarial loss	**22**	21
(203)	**(140)**	Benefits paid	**(19)**	(28)
–	**–**	Translation	**(64)**	38
2,191	**2,470**	Balance at end of year	**307**	334
		Plan assets		
2,036	**2,192**	Balance at beginning of year	**334**	274
209	**215**	Expected return on plan assets	**30**	29
81	**(50)**	Actuarial (loss) gain	**(6)**	11
56	**53**	Company contributions	**7**	8
13	**12**	Participants' contributions	**2**	2
(203)	**(140)**	Benefits paid	**(19)**	(28)
–	**–**	Translation	**(64)**	38
2,192	**2,282**	Fair value of plan assets at end of year	**284**	334
1	**(188)**	(Unfunded) funded status at end of year	**(23)**	–
1	**(188)**	Net amount recognised	**(23)**	–
		Components of net periodic benefit cost		
179	**183**	Interest cost	**25**	25
50	**49**	Current service cost	**7**	7
(209)	**(215)**	Expected return on assets	**(30)**	(29)
20	**17**	Net periodic benefit cost	**2**	3
		Assumptions		
		Assumptions used to determine benefit obligations at the end of the year are as follows:		
		Discount rate	**8.75%**	8.50%
		Rate of compensation increase [1]	**8.00%**	7.25%
		Expected long-term return on plan assets [2]	**11.20%**	9.99%
		Pension increase	**5.40%**	4.73%

(1) The short-term compensation rate increase is 7.5% (2010: 7.5%) and the long-term compensation rate increase is 8.0% (2010: 7.25%).

(2) The expected long-term return on plan assets is determined using the after tax yields of the various asset classes as a guide.

Group – Notes to the financial statements

For the year ended 31 December

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	

28 Provision for pension and post-retirement benefits (continued)

AngloGold Ashanti Limited Pension Fund (continued)

Plan assets

AngloGold Ashanti Limited's pension plan asset allocations at the end of the year, by asset category, are as follows:

	2011	2010
Equity securities	**56%**	60%
Debt securities	**37%**	36%
Other	**7%**	4%
	100%	100%

Investment policy

The Trustees have adopted a long-term horizon in formulating the Fund's investment strategy, which is consistent with the term of the Fund's liabilities. The investment strategy aims to provide a reasonable return relative to inflation across a range of market conditions.

The Trustees have adopted different strategic asset allocations for the assets backing pensioner and active member liabilities. The strategic asset allocation defines what proportion of the Fund's assets should be invested in each major asset class. The Trustees have then selected specialist investment managers to manage the assets in each asset class according to specific performance mandates instituted by the Trustees.

The Trustees have also put in place a detailed Statement of Investment Principles that sets out the Fund's overall investment philosophy and strategy.

Fund returns are calculated on a monthly basis, and the performance of the managers and Fund as a whole is formally reviewed by the Fund's Investment Sub-Committee at least every six months.

28 Provision for pension and post-retirement benefits (continued)

AngloGold Ashanti Limited Pension Fund (continued)

	Number of shares	Percentage of total assets	Fair value	Number of shares	Percentage of total assets	Fair value
US Dollars million		**2011**			**2010**	
Related parties						
Investments held in related parties are summarised as follows:						
Equity securities						
AngloGold Ashanti Limited	**100,079**	**1.5%**	**4**	119,758	1.8%	6
Other investments exceeding 5% of total plan assets						
Bonds						
IFM Corporate Bond Unit Trust	**287,226,346**	**12.7%**	**36**	267,975,059	12.2%	41
Allan Gray Orbis Global Equity Fund	**242,110**	**9.5%**	**27**	243,210	9.0%	30
Stonehage Contrarius Global Equity Fund	**1,251,535**	**9.1%**	**26**	–		–
			89			71
SA Rands million						
Related parties						
Investments held in related parties are summarised as follows:						
Equity securities						
AngloGold Ashanti Limited	**100,079**	**1.5%**	**34**	119,758	1.8%	39
Other investments exceeding 5% of total plan assets						
Bonds						
IFM Corporate Bond Unit Trust	**287,226,346**	**12.7%**	**290**	267,975,059	12.2%	268
Allan Gray Orbis Global Equity Fund	**242,110**	**9.5%**	**216**	243,210	9.0%	196
Stonehage Contrarius Global Equity Fund	**1,251,535**	**9.1%**	**207**	–		–
			713			464

Cash flows

Contributions

The company expects to contribute $5m, R43m (2011: $7m, R44m) to its pension plan in 2012.

Group – Notes to the financial statements

For the year ended 31 December

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	
		28 Provision for pension and post-retirement benefits (continued)		
		AngloGold Ashanti Limited Pension Fund (continued)		
		Estimated future benefit payments		
		The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:		
	162	2012	**20**	
	164	2013	**20**	
	166	2014	**21**	
	169	2015	**21**	
	172	2016	**21**	
	1,637	Thereafter	**204**	

Post-retirement medical scheme for AngloGold Ashanti Limited South African employees

The provision for post-retirement medical funding represents the provision for health care benefits for employees and retired employees and their registered dependants.

The post-retirement benefit costs are assessed in accordance with the advice of independent professionally qualified actuaries. The actuarial method used is the projected unit credit funding method. This scheme is unfunded. The last valuation was performed as at 31 December 2011.

Information with respect to the defined benefit liability is as follows:

2010	2011	Figures in million	2011	2010
		Benefit obligation		
1,095	**1,161**	Balance at beginning of year	**176**	147
6	**7**	Current service cost	**1**	1
97	**95**	Interest cost	**13**	13
(104)	**(91)**	Benefits paid	**(13)**	(14)
67	**91**	Actuarial loss	**11**	9
–	**–**	Translation	**(31)**	20
1,161	**1,263**	Balance at end of year	**157**	176
(1,161)	**(1,263)**	Unfunded status at end of year	**(157)**	(176)
(1,161)	**(1,263)**	Net amount recognised	**(157)**	(176)
		Components of net periodic benefit cost		
6	**7**	Current service cost	**1**	1
97	**95**	Interest cost	**13**	13
103	**102**	Net periodic benefit cost	**14**	14

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	

28 Provision for pension and post-retirement benefits (continued)

Post-retirement medical scheme for AngloGold Ashanti Limited South African employees (continued)

Assumptions

Assumptions used to determine benefit obligations at the end of the year are as follows:

	2011	2010
Discount rate	**8.75%**	8.50%
Expected increase in health care costs	**7.50%**	7.60%
Assumed health care cost trend rates at 31 December:		
Health care cost trend assumed for next year	**7.50%**	7.60%
Rate to which the cost trend is assumed to decline (the ultimate trend rate)	**7.50%**	7.60%

Assumed health care cost trend rates have a significant effect on the amounts reported for health care plans. A 1% point change in assumed health care cost trend rates would have the following effect:

SA Rands 1% point increase		US Dollars 1% point increase
13	Effect on total service and interest cost	**2**
131	Effect on post-retirement benefit obligation	**16**
1% point decrease		**1% point decrease**
(11)	Effect on total service and interest cost	**(2)**
(112)	Effect on post-retirement benefit obligation	**(14)**

Cash flows

Contributions

AngloGold Ashanti Limited expects to contribute $12m, R95m (2011: $14m, R95m) to the post-retirement medical plan in 2012.

Estimated future benefit payments

The following medical benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

SA Rands		US Dollars
100	2012	**12**
106	2013	**13**
109	2014	**14**
110	2015	**14**
111	2016	**14**
727	Thereafter	**90**

Group – Notes to the financial statements

For the year ended 31 December

28 Provision for pension and post-retirement benefits (continued)

Other defined benefit plans

Other defined benefit plans include the Ashanti Retired Staff Pension Plan, the Obuasi Mines Staff Pension Scheme, the Post-retirement medical scheme for Rand Refinery employees, the Retiree Medical Plan for North American employees, the Supplemental Employee Retirement Plan for North America (USA) Inc. employees and the Retiree Medical Plan for Nufcor South Africa employees.

Information in respect of other defined benefit plans for the year ended 31 December 2011 has been aggregated in the tables of change in benefit obligations, change in plan assets and components of net periodic benefit cost and is as follows:

SA Rands 2010	SA Rands 2011	Figures in million	US Dollars 2011	US Dollars 2010
		Benefit obligation		
131	**143**	Balance at beginning of year	**22**	18
6	**6**	Interest cost	**1**	1
35	**3**	Actuarial loss	**–**	5
(15)	**(14)**	Benefits paid	**(2)**	(2)
(14)	**25**	Translation	**–**	–
143	**163**	Balance at end of year	**21**	22
		Plan assets		
63	**65**	Fair value of plan assets at beginning of year	**10**	8
5	**5**	Expected return on plan assets	**1**	1
3	**(4)**	Actuarial (loss) gain	**–**	1
(4)	**(3)**	Benefits paid	**–**	(1)
(2)	**9**	Translation	**(2)**	1
65	**72**	Fair value of plan assets at end of year	**9**	10
(78)	**(91)**	Net amount recognised analysed as follows:	**(12)**	(12)
19	**23**	– funded plans	**2**	3
(97)	**(114)**	– unfunded plans	**(14)**	(15)
		Components of net periodic benefit cost		
6	**6**	Interest cost	**1**	1
(5)	**(5)**	Expected return on plan assets	**(1)**	(1)
1	**1**	Net periodic benefit cost	**–**	–

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	

28 Provision for pension and post-retirement benefits (continued)

Other defined benefit plans (continued)

Cash flows

The other retirement defined benefit plans are all closed to new members and current members are either retired or deferred members. The companies do not make contributions to these plans.

Estimated future benefit payments

The following pension benefit payments, which reflect the expected future service, as appropriate, are expected to be paid:

2010	2011		2011	2010
	14	2012	**2**	
	14	2013	**2**	
	14	2014	**2**	
	13	2015	**2**	
	13	2016	**2**	
	95	Thereafter	**11**	

Five-year defined benefit plan disclosure

Figures in million	2011	2010	2009	2008	2007
US Dollars					
AngloGold Ashanti Limited Pension Fund					
Defined benefit obligation	**307**	334	269	199	257
Plan assets	**(284)**	(334)	(274)	(188)	(293)
Net unfunded (funded)	**23**	–	(5)	11	(36)
Experience adjustments on plan liabilities	**4**	–	3	17	3
Experience adjustments on plan assets	**7**	(11)	(12)	33	1
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees					
Defined benefit obligation	**157**	176	147	113	165
Unfunded	**157**	176	147	113	165
Experience adjustments on plan liabilities	**5**	1	16	6	(2)
Other defined benefit plans					
Defined benefit obligation	**21**	22	18	17	18
Plan assets	**(9)**	(10)	(8)	(6)	(9)
Unfunded	**12**	12	10	11	9
Experience adjustments on plan liabilities	**1**	5	–	1	1
Experience adjustments on plan assets	**–**	–	–	1	–

Group – Notes to the financial statements

For the year ended 31 December

28 Provision for pension and post-retirement benefits (continued)

Five-year defined benefit plan disclosure (continued)

Figures in million	2011	2010	2009	2008	2007
SA Rands					
AngloGold Ashanti Limited Pension Fund					
Defined benefit obligation	**2,470**	2,191	1,998	1,885	1,753
Plan assets	**(2,282)**	(2,192)	(2,036)	(1,785)	(1,997)
Net unfunded (funded)	**188**	(1)	(38)	100	(244)
Experience adjustments on plan liabilities	**29**	3	24	138	23
Experience adjustments on plan assets	**50**	(81)	(99)	276	6
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees					
Defined benefit obligation	**1,263**	1,161	1,095	1,070	1,121
Unfunded	**1,263**	1,161	1,095	1,070	1,121
Experience adjustments on plan liabilities	**42**	6	134	46	(13)
Other defined benefit plans					
Defined benefit obligation	**163**	143	131	166	134
Plan assets	**(72)**	(65)	(63)	(60)	(67)
Unfunded	**91**	78	68	106	67
Experience adjustments on plan liabilities	**5**	31	(2)	10	5
Experience adjustments on plan assets	**4**	(3)	(3)	13	(2)

Defined contribution funds

Contributions to the various retirement schemes are fully expensed during the year in which they are made and the cost of contributing to retirement benefits for the year amounted to $64m, R467m (2010: $64m, R471m).

South Africa (Great Noligwa, Kopanang, Moab Khotsong, Mponeng, Savuka, TauTona, Corporate and Other)

South Africa contributes to various industry-based pension and provident retirement plans which cover substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the group's assets. The cost of providing these benefits amounted to $48m, R346m (2010: $48m, R353m).

Ghana and Guinea (Iduapriem, Obuasi and Siguiri)

AngloGold Ashanti Limited's mines in Ghana and Guinea contribute to provident plans for their employees which are defined contribution plans. The funds are administered by Boards of Trustees and invest mainly in Ghana and Guinea government treasury instruments, fixed term deposits and other investments. The cost of these contributions was $5m, R38m (2010: $5m, R38m).

28 Provision for pension and post-retirement benefits (continued)

Defined contribution funds (continued)

Namibia (Navachab)

Navachab employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual Life Assurance Company (Namibia) Limited. Both the company and the employees contribute to this fund. The cost to the group of all these contributions amounted to $2m, R14m (2010: $1m, R11m).

Tanzania (Geita)

Geita does not have a retirement scheme for employees. Tanzanian nationals contribute to the National Social Security Fund (NSSF) or the Parastatal Provident Fund (PPF), depending on the employee's choice, and the company also makes a contribution on the employee's behalf to the same fund. On leaving the group, employees may withdraw their contribution from the fund. From July 2005, the company has set up a supplemental provident fund which is administered by the PPF with membership available to permanent national employees on a voluntary basis. The company makes no contribution towards any retirement schemes for contracted expatriate employees. The company contributes to the NSSF on behalf of expatriate employees. On termination of employment the company may apply for a refund of contributions from the NSSF.

Australia (Sunrise Dam, Tropicana and Other)

The region contributes to various approved superannuation funds for the provision of benefits to employees and their dependants on retirement, disability or death. The fund is a multi-industry national fund with defined contribution arrangements. Contribution rates by the operation on behalf of employees varies, with minimum contributions meeting compliance requirements under the Superannuation Guarantee legislation. The contributions by the operation are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements. The cost to the group of all these contributions amounted to $5m, R37m (2010: $4m, R26m).

North America (Cripple Creek & Victor)

AngloGold Ashanti Limited USA sponsors a 401(k) savings plan whereby employees may contribute up to 60% of their salary, of which up to 5% is matched at a rate of 150% by AngloGold Ashanti Limited USA. AngloGold Ashanti Limited USA's contributions were $2m, R16m (2010: $2m, R14m).

South America (AngloGold Ashanti Córrego do Sitío Mineração, Cerro Vanguardia and Serra Grande)

AngloGold Ashanti in South America operates defined contribution arrangements for its employees. These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan). A PGBL (Plano Gerador de Beneficio Livre) fund, similar to the American 401(k) type of plan was started in December 2001. Administered by Bradesco Previdencia e Seguros (which assumes the risk for any eventual actuarial liabilities), this is the only private pension plan sponsored by the group. Contribution amounted to $2m, R16m (2010: $4m, R29m). Cerro Vanguardia does not have a retirement scheme for employees. Argentine nationals contribute to the obligatory Regimen Previsional Público fund which is administered by the state through the National Administrators of the Social Security (ANSES). Employees in Argentina contribute 11% of their salaries towards the Regimen Previsional Público fund and the company makes a contribution of 17% of an employee's salary to the same fund.

Group – Notes to the financial statements

For the year ended 31 December

29 Deferred taxation

SA Rands 2010	SA Rands 2011	Figures in million	US Dollars 2011	US Dollars 2010
		Deferred taxation relating to temporary differences is made up as follows:		
		Liabilities		
9,137	**12,386**	Tangible assets	**1,540**	1,391
67	**148**	Inventories	**18**	10
–	**64**	Derivatives	**8**	–
29	**34**	Other	**4**	4
9,233	**12,632**		**1,570**	1,405
		Assets		
1,672	**3,267**	Provisions	**406**	254
7	**7**	Derivatives	**1**	1
1,739	**657**	Tax losses	**82**	264
36	**18**	Other	**2**	6
3,454	**3,949**		**491**	525
5,779	**8,683**	Net deferred taxation liability	**1,079**	880
		Included in the statement of financial position as follows:		
131	**632**	Deferred tax assets	**79**	20
5,910	**9,315**	Deferred tax liabilities	**1,158**	900
5,779	**8,683**	Net deferred taxation liability	**1,079**	880
		The movement on the deferred tax balance is as follows:		
5,148	**5,779**	Balance at beginning of year	**880**	692
39	**(58)**	Taxation on items included in other comprehensive income	**(6)**	5
923	**2,309**	Income statement movement	**316**	129
(331)	**653**	Translation	**(111)**	54
5,779	**8,683**	Balance at end of year	**1,079**	880

No provision has been made for South African income tax or foreign tax that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures in accordance with the IAS 12 exceptions. These foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. Unrecognised taxable temporary differences pertaining to undistributed earnings totalled $554m, R4,457m (2010: $532m, R3,492m).

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	

30 Trade, other payables and deferred income

2010	2011		2011	2010
		Non-current		
58	**73**	Accruals	**9**	9
44	**24**	Deferred income	**3**	7
8	**19**	Other payables	**2**	1
110	**116**		**14**	17
		Current		
2,653	**3,802**	Trade payables	**473**	404
1,749	**2,072**	Accruals	**257**	266
69	**48**	Deferred income	**6**	10
159	**112**	Other payables	**15**	25
4,630	**6,034**		**751**	705
4,740	**6,150**	Total trade, other payables and deferred income	**765**	722

Current trade and other payables are non-interest bearing and are normally settled within 60 days.

31 Taxation

2010	2011		2011	2010
1,059	**706**	Balance at beginning of year	**107**	142
–	**670**	Refunds during the year	**98**	–
(1,371)	**(3,559)**	Payments during the year	**(477)**	(188)
1,095	**3,028**	Provision during the year	**407**	147
6	**–**	Transfer to recoverable tax in non-current trade and other receivables and assets held for sale	**–**	1
–	**(3)**	Disposals	**–**	–
(83)	**121**	Translation	**(15)**	5
706	**963**	Balance at end of year	**120**	107
		Included in the statement of financial position as follows:		
176	**282**	Taxation asset included in trade and other receivables	**35**	27
882	**1,245**	Taxation liability	**155**	134
706	**963**		**120**	107

Group – Notes to the financial statements

For the year ended 31 December

32 Cash generated from operations

SA Rands 2010	SA Rands 2011	Figures in million	US Dollars 2011	US Dollars 2010
3,036	**16,961**	Profit before taxation	**2,321**	405
		Adjusted for:		
2,946	**9**	Movement on non-hedge derivatives and other commodity contracts	**1**	408
5,022	**5,582**	Amortisation of tangible assets (notes 4, 9 and 15)	**768**	690
1,203	**1,417**	Finance costs and unwinding of obligations (note 7)	**196**	166
535	**1,358**	Environmental, rehabilitation and other expenditure	**171**	78
1,076	**(808)**	Special items	**(93)**	152
18	**17**	Amortisation of intangible assets (notes 4 and 16)	**2**	2
921	**122**	Deferred stripping	**19**	125
(39)	**(563)**	Fair value adjustment on option component of convertible bonds	**(84)**	1
382	**(731)**	Fair value adjustment on mandatory convertible bonds	**(104)**	55
(311)	**(388)**	Interest received (note 3)	**(52)**	(43)
(467)	**(532)**	Share of equity-accounted investments' profit (note 8)	**(73)**	(63)
250	**138**	Other non-cash movements	**21**	37
(1,537)	**(1,005)**	Movements in working capital	**(170)**	(299)
13,035	**21,577**		**2,923**	1,714
		Movements in working capital:		
(667)	**(3,714)**	Increase in inventories	**(236)**	(236)
(781)	**(311)**	Increase in trade and other receivables	**–**	(142)
(89)	**3,020**	Increase (decrease) in trade and other payables	**66**	79
(1,537)	**(1,005)**		**(170)**	(299)

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	
		33 Related parties		
		Material related party transactions were as follows (not attributable):		
		Sales and services rendered to related parties		
137	**130**	Joint ventures	**18**	19
(5)	**–**	Associates	**–**	(1)
		Purchases and services acquired from related parties		
20	**40**	Associates	**6**	3
		Outstanding balances arising from sale of goods and services and other loans due by related parties		
56	**219**	Joint ventures	**28**	8
17	**36**	Associates	**4**	3

Amounts owed to/due by related parties are unsecured and non-interest bearing. Terms relating to associates and joint ventures related parties are detailed in note 17.

Details of guarantees to related parties are included in note 34.

Directors and other key management personnel

Details relating to directors' and prescribed officers' emoluments and shareholdings in the company are disclosed in the Remuneration and Directors' reports. (Detailed from page 152).

Compensation to directors and other key management personnel includes the following:

2010	2011	Figures in million	2011	2010
104	**126**	– short-term employee benefits	**17**	14
12	**26**	– post-employment benefits	**4**	2
9	**24**	– share-based payments	**3**	1
125	**176**		**24**	17

Group – Notes to the financial statements

For the year ended 31 December

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	

34 Contractual commitments and contingencies

Operating leases

At 31 December 2011, the group was committed to making the following payments in respect of operating leases for, amongst others, the hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.

2010	2011	Expiry:	2011	2010
116	**183**	– within one year	**23**	18
48	**9**	– between one and two years	**1**	7
12	**6**	– between two and five years	**1**	2
3	**–**	– after five years	**–**	–
179	**198**		**25**	27

Finance leases

The group has finance leases for plant and equipment, buildings and motor vehicles. The leases for plant and equipment and buildings have terms of renewal but no purchase options. The motor vehicle leases have no purchase options. Renewals are at the option of the specific entity that holds the lease. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:

Present value of payments	Minimum payments	Figures in million	Minimum payments	Present value of payments
SA Rands			US Dollars	
2011			**2011**	
114	**162**	Within one year	**20**	**14**
283	**402**	After one year but not more than five years	**50**	**35**
216	**281**	More than five years	**35**	**27**
613	**845**	Total minimum lease payments	**105**	**76**
–	**(232)**	Amounts representing finance charges	**(29)**	**–**
613	**613**	Present value of minimum lease payments	**76**	**76**
2010			2010	
37	68	Within one year	10	6
118	222	After one year but not more than five years	34	17
228	314	More than five years	48	35
383	604	Total minimum lease payments	92	58
–	(221)	Amounts representing finance charges	(34)	–
383	383	Present value of minimum lease payments	58	58

34 Contractual commitments and contingencies (continued)

Present value of payments	Minimum payments	Figures in million	Minimum payments	Present value of payments
SA Rands			US Dollars	
2010	2011		2011	2010
		Capital commitments		
		Acquisition of tangible assets		
1,156	**1,626**	Contracted for	**202**	176
6,494	**9,069**	Not contracted for	**1,128**	988
7,650	**10,695**	Authorised by the directors	**1,330**	1,164
		Allocated to:		
		Project capital		
2,841	**6,684**	– within one year	**832**	433
702	**372**	– thereafter	**46**	107
3,543	**7,056**		**878**	540
		Stay-in-business capital		
2,664	**3,386**	– within one year	**421**	404
1,443	**253**	– thereafter	**31**	220
4,107	**3,639**		**452**	624
81	**109**	Share of underlying capital commitments of joint ventures	**14**	12
		Purchase obligations		
		Contracted for		
2,614	**2,684**	– within one year	**334**	398
922	**1,038**	– thereafter	**129**	140
3,536	**3,722**		**463**	538

Purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon.

To service these capital commitments, purchase obligations and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations, and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group's covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

Group – Notes to the financial statements

For the year ended 31 December

34 Contractual commitments and contingencies (continued)

Summary of contracted uranium sales as at 31 December 2011

The group had the following forward pricing uranium commitments:

Year	000lb	Average contracted price ($/lb)
2012	858	61.54

Great Noligwa, Kopanang and Moab Khotsong produced 1.38Mlb of uranium oxide in 2011 (2010: 1.46Mlb).

SA Rands 2010 Liabilities included in the statement of financial position	SA Rands 2010 Guarantees and contingencies	SA Rands 2011 Liabilities included in the statement of financial position	SA Rands 2011 Guarantees and contingencies	Figures in million	US Dollars 2011 Guarantees and contingencies	US Dollars 2011 Liabilities included in the statement of financial position	US Dollars 2010 Guarantees and contingencies	US Dollars 2010 Liabilities included in the statement of financial position
				Contingent liabilities				
–	–	–	–	Groundwater pollution (1)	–	–	–	–
–	–	–	–	Deep groundwater pollution – South Africa (2)	–	–	–	–
–	587	–	708	Sales tax on gold deliveries – Brazil (3)	88	–	89	–
–	219	–	304	Other tax disputes – Brazil (4)	38	–	34	–
–	70	–	97	Indirect taxes – Ghana (5)	12	–	11	–
–	–	–	–	Tax disputes – Tanzania (6)	–	–	–	–
–	–	–	–	Occupational Diseases in Mines and Works Act (ODMWA) litigation (7)	–	–	–	–
				Contingent assets				
–	–	–	–	Royalty – Boddington Gold Mine (8)	–	–	–	–
–	–	–	–	Royalty – Tau Lekoa Gold Mine (9)	–	–	–	–
				Guarantees				
				Financial guarantees				
–	100	–	100	Oro Group (Pty) Limited (10)	12	–	15	–
				Hedging guarantees				
–	–	–	–	Ashanti Treasury Services (11) (14)	–	–	–	–
–	–	–	–	Geita Management Company (12) (14)	–	–	–	–
–	–	–	–	AngloGold South America (13) (14)	–	–	–	–
–	–	–	–	AngloGold USA Trading Company (13) (14)	–	–	–	–
–	–	–	–	Cerro Vanguardia S.A. (13) (14)	–	–	–	–
–	976	–	1,209		150	–	149	–

34 Contractual commitments and contingencies (continued)

Contingent liabilities

(1) AngloGold Ashanti Limited has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(2) The company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Department of Mineral Resources and affected mining companies are involved in the development of a "Regional Mine Closure Strategy". In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(3) In 2006, Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. AngloGold Ashanti Córrego do Sitío Mineração S.A. manages the operation and its attributable share of the first assessment is approximately $54m, R438m (2010: $55m, R363m). The company's attributable share of the second assessment is approximately $34m, R270m (2010: $34m, R224m). In November 2006, the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. In November 2011, the administrative council's second chamber approved the suspension of proceedings and the remittance of the matter to the Department of Supervision of Foreign Trade (COMEX) for review and verification. The company believes both assessments are in violation of federal legislation on sales taxes.

(4) MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company's appeal against the assessment. The company is now appealing the dismissal of the case. The company's attributable share of the assessment is approximately $9m, R74m (2010: $10m, R64m). In addition, in November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração (AABM) in the amount of $21m, R169m (2010: $3m, R20m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti Limited subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $8m, R61m (2010: $21m, R135m).

(5) AngloGold Ashanti (Ghana) Limited received a tax assessment for $12m, R97m (2010: $11m, R70m) during September 2009 in respect of the 2006, 2007 and 2008 tax years, following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.

(6) Geita Gold Mine Limited (GGML) and Samax Resources Limited (Tanzania branch) received a letter from the Tanzania Revenue Authority (TRA) dated 15 March 2012. The TRA advised that it intends to issue assessments/demands in relation to a number of tax matters. The company intends to defend the assessments and demands. As no assessments/demands have been received to date, no value can be attributed to the contingent liability.

(7) The case of Mr Thembekile Mankayi was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeal in 2010. In both instances judgement was awarded in favour of AngloGold Ashanti Limited on the basis that an employer is indemnified against such a claim for damages by virtue of the provisions of section 35 of the Compensation for Occupational Injuries and Diseases Act, 1993 (COIDA). A further appeal that was lodged by Mr Mankayi was heard in the Constitutional Court in 2010. Judgement in the Constitutional Court was handed down on 3 March 2011. The Constitutional Court held that section 35 of COIDA does not indemnify the employer against such claims.

Mr Mankayi passed away subsequent to the hearing in the Supreme Court of Appeal. Following the Constitutional Court judgement, Mr Mankayi's executor may proceed with his case in the High Court. This will comprise, amongst others, providing evidence showing that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti Limited.

Group – Notes to the financial statements

For the year ended 31 December

34 Contractual commitments and contingencies (continued)

Contingent assets

The company will defend the case and any subsequent claims on their merits. Should other individuals or groups lodge similar claims, these too will be defended by the company and adjudicated by the Courts on their merits. In view of the limitation of current information for the accurate estimation of a possible liability, no reliable estimate can be made of this possible obligation.

(8) As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine's cash cost plus $600/oz. The royalty commenced on 1 July 2010 and is capped at a total amount of $100m, R781m, of which $34m, R250m has been received to date. Royalties of $30m, R220m (2010: $4m, R30m) were received during the year.

(9) As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty will be determined at 3% of the net revenue (being gross revenue less State royalties) generated by the Tau Lekoa assets. Royalties on 219,005oz produced have been received to date. Royalties of $5m, R34m (2010: $3m, R21m) were received during the year.

Guarantees

(10) The company has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $12m, R100m (2010: $15m, R100m). The suretyship agreements have a termination notice period of 90 days.

(11) The group, together with its wholly owned subsidiary, AngloGold Ashanti Holdings plc, has provided guarantees to several counterparty banks for the hedging commitments of its wholly owned subsidiary Ashanti Treasury Services Limited (ATS).

(12) The group and its wholly owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterparty banks in which they have guaranteed the due performance by the Geita Management Company Limited (GMC) of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due.

(13) The group has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its subsidiaries AngloGold USA Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements.

(14) At 31 December 2011 and 2010, the group had no open gold hedge contracts.

35 Financial risk management activities

In the normal course of its operations, the group is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price and credit risks. In order to manage these risks, the group may enter into transactions which make use of both on- and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for speculative purposes. The group has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.

Managing risk in the group

Risk management activities within the group are the ultimate responsibility of the board of directors. The chief executive officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Risk and Information Integrity Committee is responsible for overseeing risk management plans and systems, and the Audit and Corporate Governance Committee oversees financial risks which include a review of treasury activities and the group's counterparties.

35 Financial risk management activities (continued)

Managing risk in the group (continued)

The financial risk management objectives of the group are defined as follows:

- safeguarding the group's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
- effective and efficient usage of credit facilities in both the short and long-term through the adoption of reliable liquidity management planning and procedures;
- ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
- ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the group and that they comply where necessary with all relevant regulatory and statutory requirements.

Gold price and foreign exchange risk

Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The group has transactional foreign exchange exposures, which arise from sales or purchases by an operating unit in currencies other than the unit's functional currency. The gold market is predominately priced in US dollars which exposes the group to the risk that fluctuations in the SA rand/US dollar, Brazilian real/US dollar, Argentinean peso/US dollar and Australian dollar/US dollar exchange rates may also have an adverse effect on current or future earnings. The group is also exposed to certain by-product commodity price risk.

During 2010, the group had utilised derivatives as part of its hedging of these risks. In order to provide financial exposure to the rising spot price of gold and the potential for enhanced cash-flow generation the group completed its final tranche of hedge buy-back programme during 2010 and settled all forward gold and foreign exchange contracts that had been used by the group in the past to manage those risks.

Cash flow hedges

The group's cash flow hedges consist of a foreign exchange forward contract that is used to protect against exposures to variability in future foreign exchange and capital expenditure cash flows. The amounts and timing of future cash flows are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The contractual cash flows across all portfolios over time form the basis for identifying gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions. Gains and losses are initially recognised directly in other comprehensive income and reclassified to earnings as an adjustment to depreciation expense pertaining to capital expenditure, when the forecast transactions affect the income statement.

The group does not have any cash flow hedge contracts relating to product sales as at 31 December 2011. Cash flow hedge losses pertaining to capital expenditure of $3m, R22m as at 31 December 2011 (2010: $3m, R21m) are expected to be reclassified from accumulated other comprehensive income and recognised as an adjustment to depreciation expense until 2017.

The gains and losses on ineffective portions of such derivatives are recognised in the income statement. During the years 31 December 2011 and 2010, no gains or losses were recognised on non-hedge derivatives and other commodity contracts in the income statement due to hedge ineffectiveness.

Group – Notes to the financial statements

For the year ended 31 December

35 Financial risk management activities (continued)

Non-hedge derivatives

Loss on non-hedge derivatives and other commodity contracts is summarised as follows:

Figures in million	2011	2010
US Dollars		
Loss on hedge buy-back costs	**–**	(2,698)
Loss on realised non-hedge derivatives and other commodity contracts	**–**	(277)
(Loss) gain on unrealised non-hedge derivatives and other commodity contracts	**(1)**	2,273
Loss on non-hedge derivatives and other commodity contracts per the income statement	**(1)**	(702)
SA Rands		
Loss on hedge buy-back costs	**–**	(18,954)
Loss on realised non-hedge derivatives and other commodity contracts	**–**	(2,073)
(Loss) gain on unrealised non-hedge derivatives and other commodity contracts	**(9)**	15,891
Loss on non-hedge derivatives and other commodity contracts per the income statement	**(9)**	(5,136)

The loss on non-hedge derivatives and other commodity contracts was $1m, R9m (2010: $702m, R5,136m). This is as a result of normal realised losses on non-hedge derivatives and the revaluation of non-hedge derivatives resulting from changes in the prevailing forward gold price, exchange rates, interest rates and volatilities.

During 2010, the group eliminated its gold hedge book resulting in full exposure to the prevailing gold price. The loss on scheduled hedge book maturities during 2010 was $277m, R2,073m. The loss on non-hedge derivatives includes a realised loss of $2,698m, R18,954m, relating to the final tranche of the accelerated hedge buy-back of approximately 3Moz that commenced in September 2010 and was concluded on 7 October 2010 at an average price of $1,300/oz. The realised loss mainly consists of accelerated cash settlement of non-hedge derivative positions of $2,611m, R18,333m. The final phase of hedge restructuring was funded with proceeds from the equity offering and the mandatory convertible bonds issued in September 2010, as well as cash from internal sources and debt facilities.

The total realised loss before taxation as a result of the hedge elimination (hedge buy-back) effected during 2010 was $2,698m, R18,954m, of which $2,293m, R16,077m was due to the accelerated settlement of non-hedge derivatives and $405m, R2,877m was due to the accelerated settlement of forward gold contracts previously qualifying for the normal sale exemption.

Net open hedge position as at 31 December 2011

AngloGold Ashanti Limited had no outstanding commitments against future production as a result of the elimination of the hedge book during 2010.

35 Financial risk management activities (continued)

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risk.

In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns while minimising risks. The group is able to actively source financing at competitive rates. The counterparties are financial and banking institutions and their credit ratings are regularly monitored.

The group has sufficient undrawn borrowing facilities available to fund working capital requirements (notes 26 and 36).

The following are the contractual maturities of financial liabilities, including interest payments

Financial liabilities

	Within one year		Between one and two years		Between two and five years		After five years		
		Effective rate		Effective rate		Effective rate		Effective rate	Total
	million	%	million	%	million	%	million	%	million
2011									
Derivatives	**–**		**–**		**–**		**1**		**1**
Financial guarantees (1)	**12**		**–**		**–**		**–**		**12**
Borrowings	**152**		**928**		**949**		**1,625**		**3,654**
– In USD	**136**	**5.2**	**911**	**5.1**	**921**	**5.5**	**1,590**	**5.7**	**3,558**
– ZAR in USD equivalent	**4**	**9.8**	**4**	**9.8**	**14**	**9.8**	**35**	**9.8**	**57**
– BRL in USD equivalent	**2**	**5.4**	**2**	**5.3**	**2**	**4.6**	**–**		**6**
– NAD in USD equivalent	**10**	**8.4**	**11**	**8.4**	**12**	**8.4**	**–**		**33**
Trade and other payables	**753**		**–**		**–**		**–**		**753**
2010									
Derivatives	–		–		–		–		–
Financial guarantees (1)	15		–		–		–		15
Borrowings	306		142		1,792		1,695		3,935
– In USD	190	5.2	136	5.2	1,775	5.2	1,647	5.7	3,748
– ZAR in USD equivalent	114	7.3	4	9.8	15	9.8	48	9.8	181
– BRL in USD equivalent	2	5.3	2	5.7	2	6.0	–		6
– NAD in USD equivalent	–		–		–		–		–
Trade and other payables	703		–		–		–		703

(1) Not included in the statement of financial position.

The contractual maturities of financial liabilities in SA rands can be calculated by applying the exchange rate in US dollars of $1 = R8.0407 at 31 December 2011 (2010: $1 = R6.5701).

Group – Notes to the financial statements

For the year ended 31 December

35 Financial risk management activities (continued)

Credit risk

Credit risk arises from the risk that a counterparty may default or not meet its obligations timeously. The group minimises credit risk by ensuring that credit risk is spread over a number of counterparties. These counterparties are financial and banking institutions. Counterparty credit limits and exposures are reviewed by the Audit and Corporate Governance Committee. Where possible, management ensures that netting agreements are in place. No set-off is applied to the statement of financial position due to the different maturity profiles of assets and liabilities. The combined maximum credit risk exposure at the reporting date by class of derivative financial instrument is nil (2010: $1m, R6m).

The combined maximum credit risk exposure of the group is as follows:

Figures in million	2011	2010	2011	2010
	US Dollars		SA Rands	
Warrants on shares	**–**	1	**–**	6
Total derivatives	**–**	1	**–**	6
Other investments	**95**	104	**767**	682
Other non-current assets	**6**	7	**50**	43
Trade and other receivables	**126**	120	**1,016**	790
Cash restricted for use (note 22)	**58**	43	**464**	283
Cash and cash equivalents (note 23)	**1,112**	575	**8,944**	3,776
Total financial assets	**1,397**	850	**11,241**	5,580
Financial guarantees	**12**	15	**100**	100
Total	**1,409**	865	**11,341**	5,680

In addition, the group has guaranteed the hedging commitments of several subsidiary companies as disclosed in note 34.

Credit risk exposure of all derivatives netted by counterparties amounts to nil (2010: nil). Trade and other receivables that are past due but not impaired totalled $30m, R241m (2010: $85m, R556m). Other receivables that are impaired totalled $14m, R100m (2010: $24m, R176m) and other investments that are impaired totalled $21m, R156m (2010: $2m, R16m). No other financial assets are past due but not impaired.

Trade receivables mainly comprise banking institutions purchasing gold bullion. Normal market settlement terms are two working days. No impairment was recognised as the principal receivables continue to be in a sound financial position.

The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.

35 Financial risk management activities (continued)

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair value of the group's financial instruments as at 31 December are as follows:

Type of instrument

Figures in million	Carrying amount	Fair value	Carrying amount	Fair value
US Dollars	**2011**		**2010**	
Financial assets				
Other investments (note 18)	**186**	**180**	237	229
Other non-current assets	**6**	**6**	7	7
Trade and other receivables	**126**	**126**	120	120
Cash restricted for use (note 22)	**58**	**58**	43	43
Cash and cash equivalents (note 23)	**1,112**	**1,112**	575	575
Derivatives	**–**	**–**	1	1
Financial liabilities				
Borrowings (note 26)	**2,488**	**2,647**	2,704	3,054
Trade and other payables	**753**	**752**	703	702
Derivatives	**93**	**93**	176	176
SA Rands				
Financial assets				
Other investments (note 18)	**1,497**	**1,447**	1,555	1,507
Other non-current assets	**50**	**50**	43	43
Trade and other receivables	**1,016**	**1,016**	790	790
Cash restricted for use (note 22)	**464**	**464**	283	283
Cash and cash equivalents (note 23)	**8,944**	**8,944**	3,776	3,776
Derivatives	**–**	**–**	6	6
Financial liabilities				
Borrowings (note 26)	**20,006**	**21,287**	17,763	20,060
Trade and other payables	**6,048**	**6,044**	4,610	4,603
Derivatives	**751**	**751**	1,158	1,158

The amounts in the tables above do not necessarily agree with the totals in the notes as only financial assets and liabilities are shown.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use and cash and cash equivalents
The carrying amounts approximate fair value because of the short-term duration of these instruments.

Trade and other receivables and trade and other payables
The fair value of the non-current portion of trade and other receivables and trade and other payables has been calculated using market interest rates.

Investments and other non-current assets
Listed equity investments classified as available-for-sale are carried at fair value while fixed income investments and other non-current assets are carried at amortised cost. The fair value of fixed income investments and other non-current assets has been calculated using market interest rates. The unlisted equity investment is carried at cost. There is no active market for the unlisted equity investment and fair value cannot be reliably measured.

Group – Notes to the financial statements

For the year ended 31 December

35 Financial risk management activities (continued)

Fair value of financial instruments (continued)

Borrowings

The mandatory convertible bonds are carried at fair value. The convertible and rated bonds are carried at amortised cost and their fair values are their closing market value at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

Mandatory convertible bonds carried at fair value

In September 2010, the group issued mandatory convertible bonds at a coupon rate of 6% due in September 2013. The conversion of the mandatory convertible bonds into ADSs was subject to shareholder approval, which was granted in October 2010. These bonds are convertible into a variable number of shares ranging from 18,140,000 at a share price equal to or less than $43.50, to 14,511,937 at a share price equal to or greater than $54.375, each as calculated in accordance with the formula set forth in the indenture.

The mandatory convertible bonds contain certain embedded derivatives relating to change in control and anti-dilution protection provisions. The shareholders have authorised that the convertible bonds will be settled in equity and do not have any cash settlement potential except if a fundamental change or conversion rate adjustment causes the number of ADSs deliverable upon conversion to exceed the number of shares reserved for such purpose, among other circumstances provided in the indenture, and therefore the group has chosen to recognise the instrument, in its entirety, at fair value. Depending on the final calculated share price on the date of conversion, the liability recognised may differ from the principal amount.

Other convertible bonds that have been issued by the group will only be settled in equity if future events, outside the group's control, result in equity settlement and thus have a potential cash settlement at maturity that will not exceed the principal amount, in those circumstances the liabilities are recognised at amortised cost.

In determining the fair value liability of the mandatory convertible bonds, the group has measured the effect based on the ex interest NYSE closing price on the reporting date. The ticker code used by the NYSE for the mandatory convertible bonds is AUPRA. The accounting policy of the group is to recognise interest expense separately from the fair value adjustments in the income statement. Interest is recognised on the yield to maturity basis determined at the date of issue, which was 4.55%.

The contractual principal amount of the mandatory convertible bonds is $789m provided the calculated share price of the group is within the range of $43.50 to $54.375. If the calculated share price is below $43.50 the group will recognise a gain on the principal amount; if it is above $54.375, the group will recognise a loss. As at 31 December 2011, the actual share price was $42.45 (2010: $49.23).

The total fair value of the mandatory convertible bonds on 15 September 2010 (date of issue) amounted to $819m. A bond issue discount of $30m was recognised in special items in the income statement. The mandatory convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company wholly owned by AngloGold Ashanti Limited. AngloGold Ashanti Limited has fully and unconditionally guaranteed the mandatory subordinated convertible bonds issued by AngloGold Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.

Derivatives

The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk as at 31 December 2011 and includes all derivatives carried in the statement of financial position.

Embedded derivatives, options associated with listed equity securities and the conversion features of convertible bonds are included as derivatives on the statement of financial position.

35 Financial risk management activities (continued)

Fair value of financial instruments (continued)

Derivatives (continued)

The following inputs were used in the valuation of the conversion features of convertible bonds as at 31 December:

	2011	2010
Market quoted bond price (percent)	**111.5**	125.6
Fair value of bonds excluding conversion feature (percent)	**98.9**	101.6
Fair value of conversion feature (percent)	**12.6**	24.0
Total issued bond value ($ million)	**732.5**	732.5

The option component of the convertible bonds is calculated as the difference between the price of the bonds including the option component (bond price) and the price excluding the option component (bond floor price).

Derivative assets (liabilities) comprise the following:

Figures in million	Assets Non-hedge accounted	Liabilities Non-hedge accounted
US Dollars	**2011**	
Embedded derivatives	**–**	**(1)**
Warrants on shares	**–**	**–**
Option component of convertible bonds	**–**	**(92)**
Total derivatives	**–**	**(93)**
	2010	
Embedded derivatives	–	–
Warrants on shares	1	–
Option component of convertible bonds	–	(176)
Total derivatives	1	(176)
SA Rands	**2011**	
Embedded derivatives	**–**	**(9)**
Warrants on shares	**–**	**–**
Option component of convertible bonds	**–**	**(742)**
Total derivatives	**–**	**(751)**
	2010	
Embedded derivatives	–	(2)
Warrants on shares	6	–
Option component of convertible bonds	–	(1,156)
Total derivatives	6	(1,158)

Group – Notes to the financial statements

For the year ended 31 December

35 Financial risk management activities (continued)

Fair value of financial instruments (continued)

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets out the group's financial assets and liabilities measured at fair value by level within the fair value hierarchy as at 31 December:

Type of instrument

Assets measured at fair value

Figures in million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
US Dollars		2011				2010		
Financial assets at fair value through profit or loss								
Warrants on shares	–	–	–	–	–	1	–	1
Available-for-sale financial assets								
Equity securities	82	–	–	82	124	–	–	124
SA Rands								
Financial assets at fair value through profit or loss								
Warrants on shares	–	–	–	–	–	6	–	6
Available-for-sale financial assets								
Equity securities	658	–	–	658	814	–	–	814

35 Financial risk management activities (continued)

Type of instrument (continued)

Liabilities measured at fair value

Figures in million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
US Dollars		2011				2010		
Financial liabilities at fair value through profit or loss								
Option component of convertible bonds	**–**	**92**	**–**	**92**	–	176	–	176
Embedded derivatives	**–**	**1**	**–**	**1**	–	–	–	–
Mandatory convertible bonds	**760**	**–**	**–**	**760**	872	–	–	872
SA Rands								
Financial liabilities at fair value through profit or loss								
Option component of convertible bonds	**–**	**742**	**–**	**742**	–	1,156	–	1,156
Embedded derivatives	**–**	**9**	**–**	**9**	–	2	–	2
Mandatory convertible bonds	**6,109**	**–**	**–**	**6,109**	5,729	–	–	5,729

Group – Notes to the financial statements

For the year ended 31 December

35 Financial risk management activities (continued)

Sensitivity analysis

Derivatives

The group monitors the sensitivity of the convertible bonds to changes in the AngloGold Ashanti Limited's share price and warrants on shares.

The following table discloses the approximate sensitivities of the US dollar's, warrants on shares and the convertible bonds to key underlying factors at 31 December 2011 (actual changes in the timing and amount of the following variables may differ from the assumed changes below):

US Dollars	Change in underlying factor (+)	Non-hedge accounted million	Total change in fair value million	Total change in fair value million
		2011		2010
Convertible bonds				
AngloGold Ashanti Limited share price (US$)	**Spot(+$3)**	**(23)**	**(23)**	(10) (2)
Warrants on shares				
B2Gold Corporation share price (C$)	**Spot(+C$0.25)**	**–**	**–**	1

US Dollars	Change in underlying factor (-)	Non-hedge accounted million	Total change in fair value million	Total change in fair value million
		2011		2010
Convertible bonds				
AngloGold Ashanti Limited share price (US$)	**Spot(-$3)**	**21**	**21**	9 (2)
Warrants on shares				
B2Gold Corporation share price (C$)	**Spot(-C$0.25)**	**–**	**–**	–

The sensitivity analysis in SA rands can be calculated by applying the exchange rate in US dollars of $1 = R8.0407 at 31 December 2011 (2010: $1 = R6.5701).

(2) Change in share price (+) of spot (+$1) and a change in share price (-) of spot (-$1).

Mandatory convertible bonds

The mandatory convertible bonds valuation is primarily linked to the AngloGold Ashanti Limited share price traded on the NYSE and fluctuates with reference to the NYSE share price and market interest rates. A change of +$3 and -$3 in the AngloGold Ashanti Limited share price will generally impact the fair value of the mandatory convertible bond liability in a stable interest environment by +$39m and -$39m respectively.

35 Financial risk management activities (continued)

Sensitivity analysis (continued)

Interest rate risk on other financial assets and liabilities (excluding derivatives)

The group also monitors interest rate risk on other financial assets and liabilities.

The following table shows the approximate interest rate sensitivities of other financial assets and liabilities at 31 December 2011 (actual changes in the timing and amount of the following variables may differ from the assumed changes below). As the sensitivity is the same (linear) for both increases and decreases in interest rates only absolute numbers are presented.

	Change in interest rate (%)	Change in interest amount in currency million	Change in interest amount US dollars million	Change in interest rate (%)	Change in interest amount in currency million	Change in interest amount US dollars million
		2011			2010	
Financial assets						
USD denominated	**1.00**	**5**	**5**	1.00	2	2
ZAR denominated (3)	**1.50**	**2**	**–**	1.50	1	–
BRL denominated	**2.50**	**1**	**1**	2.50	1	1
NAD denominated	**1.50**	**2**	**–**	1.50	3	1
Financial liabilities						
ZAR denominated	**1.50**	**–**	**–**	1.50	2	–

(3) This is the only interest rate risk for the company.

The sensitivity analysis in SA rands can be calculated by applying the exchange rate in US dollars of $1 = R8.0407 at 31 December 2011 (2010: $1 = R6.5701).

Foreign exchange risk

Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.

The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December 2011 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).

	Change in exchange rate	Change in borrowings total US Dollars million	Change in borrowings total SA Rands million	Change in exchange rate	Change in borrowings total US Dollars million	Change in borrowings total SA Rands million
		2011			2010	
Borrowings						
USD denominated (R/$)	**Spot (+R1)**	**–**	**2,420**	Spot (+R1)	–	2,551
ZAR denominated (R/$)	**Spot (+R1)**	**(4)**	**–**	Spot (+R1)	(19)	–
BRL denominated (BRL/$)	**Spot (+BRL0.25)**	**(1)**	**(6)**	Spot (+BRL0.25)	(1)	(5)
NAD denominated (N/$)	**Spot (+NAD1)**	**(3)**	**–**	Spot (+NAD1)	–	–
USD denominated (R/$)	**Spot (-R1)**	**–**	**(2,420)**	Spot (-R1)	–	(2,551)
ZAR denominated (R/$)	**Spot (-R1)**	**5**	**–**	Spot (-R1)	26	–
BRL denominated (BRL/$)	**Spot (-BRL0.25)**	**1**	**7**	Spot (-BRL0.25)	1	7
NAD denominated (N/$)	**Spot (-NAD1)**	**4**	**–**	Spot (-NAD1)	–	–

The borrowings total in the denominated currency will not be influenced by a movement in its exchange rate.

Group – Notes to the financial statements

For the year ended 31 December

36 Capital management

The primary objective of managing the group's capital is to ensure that there is sufficient capital available to support the funding requirements of the group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the group remains in a sound financial position.

The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

During April 2010, the group completed the following key financing transactions:

- the issue of $1bn of 10-year and 30-year unsecured notes. The net proceeds were applied to repay and cancel amounts drawn under the $1,150m syndicated loan facility and the 2009 term facility. The offering consisted of $700m of 10-year unsecured notes at a semi-annual coupon of 5.375% and $300m of 30-year unsecured notes at a semi-annual coupon of 6.5%; and
- the entering of a four-year unsecured syndicated revolving credit facility with a group of banks for $1bn which is charged at 175 basis points above LIBOR.

During September 2010, the group issued equity and mandatory convertible bonds. The equity offering raised $789m via the issue of 18,140,000 shares. The mandatory convertible bonds issued at a coupon rate of 6% raised a further $789m which will be settled in September 2013 by the issue of shares. On 26 October 2010, shareholders, by the requisite majority, approved a special resolution placing up to a maximum of 18,140,000 ordinary shares under the control of the directors, deliverable upon the conversion of the mandatory convertible bonds. These proceeds along with existing bank balances and facilities were deployed to eliminate all outstanding hedge commitments.

During February 2011, the group repaid in full the amount outstanding and in May 2011 terminated its short-term loan facility, entered into during November 2010, with FirstRand Bank Limited. An amount of $50m drawn under the 2010 $1bn credit facility was also repaid during February.

During December 2011, the group entered into a four-year unsecured syndicated revolving credit facility of A$600m with a group of banks which is currently charged at 200 basis points above BBSY. The interest margin will reduce should the group's credit rating improve from its current BBB-/Baa3 status and will increase should its credit rating worsen. This facility will be used to fund the working capital and development costs associated with the group's mining operations within Australia without eroding the group's headroom under its other facilities and exposing the group to account for foreign exchange gains/losses each quarter. The facility matures in December 2015.

36 Capital management (continued)

The full exposure to the record gold prices drove improvement in earnings and cash flow generation throughout the financial period.

Gearing ratio (Net debt to EBITDA)

Figures in million	2011	2010
US Dollars		
Borrowings (note 26)	**2,488**	2,704
Mandatory convertible bonds (note 26) (1)	**(760)**	(874)
Corporate office finance lease (note 26)	**(33)**	(39)
Unamortised portion of the convertible and rated bonds	**85**	115
Cash restricted for use (note 22)	**(58)**	(43)
Cash and cash equivalents (note 23)	**(1,112)**	(575)
Net debt	**610**	1,288
EBITDA (2)	**3,014**	1,897
Gearing ratio (Net debt to EBITDA)	**0.20:1**	0.68:1
SA Rands		
Borrowings (note 26)	**20,006**	17,763
Mandatory convertible bonds (note 26) (1)	**(6,109)**	(5,739)
Corporate office finance lease (note 26)	**(268)**	(259)
Unamortised portion of the convertible and rated bonds	**681**	757
Cash restricted for use (note 22)	**(464)**	(283)
Cash and cash equivalents (note 23)	**(8,944)**	(3,776)
Net debt	**4,902**	8,463
EBITDA (2)	**21,925**	13,769
Gearing ratio (Net debt to EBITDA)	**0.22:1**	0.61:1

(1) For the purposes of this note, the mandatory convertible bonds are treated as equity and excluded from borrowings, in line with the banking agreement.

(2) Refer to Non-GAAP note 6 on page 312.

37 Recent developments

Disposal of AGA-Polymetal Strategic Alliance

On 8 February 2012, the disposal of the group's interest in the AGA-Polymetal Strategic Alliance consisting of AGA-Polymetal Strategic Alliance Management Company Holdings Limited, Amikan Holding Limited, AS APK Holdings Limited, Imitzoloto Holdings Limited and Yeniseiskaya Holdings Limited to Polyholding Limited was completed. The consideration received for the disposal was $20m. These assets were classified as held for sale at 31 December 2011.

Acquisition of First Uranium (Pty) Limited

On 2 March 2012, AngloGold Ashanti agreed to acquire First Uranium (Pty) Limited (South Africa) (FUSA), a wholly owned subsidiary of Toronto-based First Uranium Corporation (FIUC) and the owner of Mine Waste Solutions (MWS), a recently commissioned tailings retreatment operation located in South Africa's Vaal River region and in the immediate proximity of AngloGold Ashanti's own tailings facilities, for a cash consideration of $335m. The transaction will be funded from cash reserves and debt facilities and is subject to various conditions which are expected to be completed by the end of the second quarter of 2012.

Company – Income statement

For the year ended 31 December

The company annual financial statements represent the South African operations and corporate office.

These company annual financial statements are a statutory requirement and are accordingly presented in South African rands only. The functional currency of the company is South African rands.

Figures in million	Notes	2011	2010
		SA Rands	
Revenue	1	**27,578**	34,634
Gold income	1	**18,610**	15,827
Cost of sales	2	**(10,708)**	(10,579)
Loss on non-hedge derivatives and other commodity contracts	31	**–**	(1,483)
Gross profit		**7,902**	3,765
Corporate administration, marketing and other expenses		**(1,324)**	(1,026)
Exploration costs		**(143)**	(99)
Other operating expenses	3	**(39)**	(29)
Special items	4	**(268)**	(592)
Operating profit		**6,128**	2,019
Dividends received from subsidiaries	1	**8,032**	18,304
Impairment of investments in subsidiaries	12	**(3,770)**	(13,788)
Impairment of investments in associates	11	**(17)**	(6)
Interest received	1	**142**	127
Net inter-company management fee and interest		**25**	35
Exchange (loss) gain		**(115)**	35
Finance costs and unwinding of obligations	5	**(120)**	(107)
Profit before taxation	6	**10,305**	6,619
Taxation	8	**(2,603)**	(344)
Profit for the year		**7,702**	6,275

Company – Statement of comprehensive income

For the year ended 31 December

Figures in million	2011	2010
	SA Rands	
Profit for the year	**7,702**	6,275
Net loss on cash flow hedges removed from equity and reported in gold income	**–**	279
Deferred taxation thereon	**–**	(98)
	–	181
Net loss on available-for-sale financial assets	**(143)**	(1)
Release on impairment of available-for-sale financial assets (note 4)	**156**	–
	13	(1)
Actuarial loss recognised	**(316)**	(140)
Deferred taxation thereon	**116**	47
	(200)	(93)
Other comprehensive (loss) income for the year net of tax	**(187)**	87
Total comprehensive income for the year net of tax	**7,515**	6,362

Company – Statement of financial position

As at 31 December

Figures in million	Notes	2011	2010
		SA Rands	
ASSETS			
Non-current assets			
Tangible assets	9	**15,493**	14,300
Intangible assets	10	**75**	–
Investments in associates and joint venture	11	**62**	70
Investments in subsidiaries	12	**46,893**	41,213
Other investments	13	**106**	44
Investment in Environmental Rehabilitation Trust Fund	15	**294**	294
Intra-group balances	16	**346**	413
Trade and other receivables	18	**244**	230
Other non-current assets	17	**–**	1
		63,513	56,565
Current assets			
Inventories	14	**637**	671
Trade and other receivables	18	**485**	527
Current portion of other non-current assets	17	**–**	4
Cash restricted for use		**9**	9
Cash and cash equivalents	19	**3,117**	1,000
		4,248	2,211
Non-current assets held for sale	20	**13**	1
		4,261	2,212
Total assets		**67,774**	58,777
EQUITY AND LIABILITIES			
Share capital and premium	21	**46,690**	46,345
Retained earnings and other reserves		**7,162**	1,000
Total equity		**53,852**	47,345
Non-current liabilities			
Borrowings	22	**265**	257
Environmental rehabilitation provisions	23	**1,237**	1,205
Provision for pension and post-retirement benefits	24	**1,451**	1,161
Intra-group balances	16	**1,672**	1,316
Deferred taxation	25	**4,388**	2,821
		9,013	6,760
Current liabilities			
Current portion of borrowings	22	**3**	703
Trade and other payables	26	**4,456**	3,969
Taxation	27	**450**	–
		4,909	4,672
Total liabilities		**13,922**	11,432
Total equity and liabilities		**67,774**	58,777

Company – Statement of cash flows

For the year ended 31 December

Figures in million	Notes	2011	2010
		SA Rands	
Cash flows from operating activities			
Receipts from customers		**19,380**	16,136
Payments to suppliers and employees		**(10,072)**	(10,346)
Cash generated from operations	28	**9,308**	5,790
Dividends received from subsidiaries	1	**493**	611
Taxation refund	27	**502**	–
Taxation paid	27	**(823)**	(277)
Cash utilised for hedge buy-back costs		**–**	(7,250)
Net cash inflow (outflow) from operating activities		**9,480**	(1,126)
Cash flows from investing activities			
Capital expenditure			
– project capital		**(822)**	(409)
– stay-in-business capital		**(3,066)**	(2,694)
Proceeds from disposal of tangible assets		**43**	441
Other investments acquired		**(205)**	–
Investments in associates and joint venture		**(7)**	(6)
Proceeds from disposal of associate		**–**	4
Loans advanced to associates and joint venture		**–**	(22)
Proceeds from disposal of subsidiary		**62**	–
Expenditure on intangible assets		**(75)**	–
Additional investment in subsidiaries		**(1,528)**	(2,195)
Intra-group loans repaid		**379**	84
Interest received		**138**	76
Loans advanced		**(150)**	–
Repayment of loans advanced		**27**	1
Net cash outflow from investing activities		**(5,204)**	(4,720)
Cash flows from financing activities			
Proceeds from issue of share capital		**70**	5,656
Share issue expenses		**(4)**	(144)
Proceeds from borrowings		**–**	2,243
Repayment of borrowings		**(700)**	(1,543)
Finance costs paid		**(39)**	(46)
Dividends paid	Group 14	**(996)**	(492)
Intra-group preference dividends paid		**(490)**	(548)
Net cash (outflow) inflow from financing activities		**(2,159)**	5,126
Net increase (decrease) in cash and cash equivalents		**2,117**	(720)
Cash and cash equivalents at beginning of year		**1,000**	1,720
Cash and cash equivalents at end of year	19	**3,117**	1,000

Company – Statement of changes in equity

Figures in million	Share capital and premium	Other capital reserves (1)	Retained earnings	Cash flow hedge reserve (2)	Available-for-sale reserve (3)	Actuarial (losses) gains	Total equity
SA Rands							
Balance at 31 December 2009	40,664	486	(4,585)	(181)	–	(276)	36,108
Profit for the year			6,275				6,275
Other comprehensive income (loss)				181	(1)	(93)	87
Total comprehensive income (loss)	–	–	6,275	181	(1)	(93)	6,362
Shares issued	5,825						5,825
Share issue expenses	(144)						(144)
Share-based payments for share awards net of exercised		257					257
Deferred taxation thereon (note 25)		(23)					(23)
Dividends paid (group note 14)			(492)				(492)
Preference dividends paid			(548)				(548)
Balance at 31 December 2010	**46,345**	**720**	**650**	**–**	**(1)**	**(369)**	**47,345**
Profit for the year			**7,702**				**7,702**
Other comprehensive income (loss)					**13**	**(200)**	**(187)**
Total comprehensive income (loss)	**–**	**–**	**7,702**	**–**	**13**	**(200)**	**7,515**
Shares issued	**349**						**349**
Share issue expenses	**(4)**						**(4)**
Share-based payments for share awards net of exercised		**148**					**148**
Deferred taxation thereon (note 25)		**(15)**					**(15)**
Dividends paid (group note 14)			**(996)**				**(996)**
Preference dividends paid			**(490)**				**(490)**
Balance at 31 December 2011	**46,690**	**853**	**6,866**	**–**	**12**	**(569)**	**53,852**

(1) Other capital reserves comprise a surplus on disposal of company shares held by companies prior to the formation of AngloGold Ashanti Limited of R141m (2010: R141m) and equity items for share-based payments of R712m (2010: R579m). The grant date fair values of share awards exercised are transferred from other capital reserves to share premium when the ordinary shares are issued.

(2) Cash flow hedge reserve represents the effective portion of fair value gains or losses in respect of cash flow hedges.

(3) Available-for-sale reserve represents fair value gains or losses on available-for-sale assets.

Company – Notes to the financial statements

For the year ended 31 December

Figures in million	2011	2010
	SA Rands	

1 Revenue

Revenue consists of the following principal categories:		
Gold income	**18,610**	15,827
By-products (note 2)	**760**	355
Dividends received from subsidiaries – in specie (notes 12 and 28)	**7,539**	17,693
Dividends received from subsidiaries – in cash (note 28)	**493**	611
Royalties received (note 4)	**34**	21
Interest received (note 28)		
– loans and receivables	**3**	51
– cash and cash equivalents	**139**	76
	27,578	34,634

2 Cost of sales

Cash operating costs [(1)]	**8,356**	7,934
Insurance reimbursement	**–**	(123)
By-products revenue (note 1)	**(760)**	(355)
	7,596	7,456
Royalties	**529**	274
Other cash costs	**32**	48
Total cash costs	**8,157**	7,778
Retrenchment costs (note 7)	**65**	138
Rehabilitation and other non-cash costs	**22**	182
Production costs	**8,244**	8,098
Amortisation of tangible assets (notes 6, 9 and 28)	**2,467**	2,450
Total production costs	**10,711**	10,548
Inventory change	**(3)**	31
	10,708	10,579
(1) Cash operating costs comprises:		
– salaries and wages	**4,390**	3,969
– stores and other consumables	**1,708**	1,789
– fuel, power and water	**1,474**	1,262
– contractors	**94**	85
– services and other charges	**690**	829
	8,356	7,934

3 Other operating expenses

Pension and medical defined benefit provisions	**39**	29

Company – Notes to the financial statements

continued

For the year ended 31 December

Figures in million	2011	2010
	SA Rands	

4 Special items

	2011	2010
Impairment of tangible assets (note 9)	**88**	501
Impairment of other receivables	**15**	44
Impairment of investments (note 13) [(1)]	**156**	–
Impairment of non-current assets held for sale (note 20)	**2**	–
Profit on disposal of subsidiary ISS International Limited	**(92)**	–
Profit on disposal of investment	**–**	(1)
Loss on disposal and derecognition of land, mineral rights and tangible assets	**89**	196
Black economic empowerment transaction modification costs for Izingwe (Pty) Limited (Group note 11)	**44**	–
Royalties received (note 1)	**(34)**	(21)
Indirect tax expenses	**–**	7
Insurance claim recovery	**–**	(134)
	268	592

(1) Impairment of First Uranium Corporation shares of R144m (2010: nil) and Village Main Reef Limited shares of R12m (2010: nil).

5 Finance costs and unwinding of obligations

	2011	2010
Finance costs		
Finance lease charges	**25**	25
Finance costs on bank loans and overdrafts [(1)]	**8**	23
Other finance costs	**4**	–
	37	48
Unwinding of obligations		
Unwinding of decommissioning obligation (note 23)	**50**	36
Unwinding of restoration obligation (note 23)	**33**	23
Total unwinding of obligation costs	**83**	59
Total finance costs and unwinding of obligations (note 28)	**120**	107

(1) Finance costs have been determined using the effective interest rate method.

6 Profit before taxation

Profit before taxation is arrived at after taking account of:

	2011	2010
Auditors' remuneration		
– audit fees	**37**	41
– over provision prior year	**(3)**	(1)
– other audit-related fees [(1)]	**49**	9
	83	49
Amortisation of tangible assets		
– owned assets	**2,451**	2,433
– leased assets	**16**	17
(notes 2, 9 and 28)	**2,467**	2,450
Community investment	**27**	23
Operating lease charges	**44**	18

(1) Other audit-related fees consist of fees charged for assurance and related services and include consultations concerning financial accounting and reporting standards, comfort letters and consents.

Figures in million	2011	2010
	SA Rands	

7 Employee benefits

	2011	2010
Employee benefits including executive directors' and prescribed officers' salaries and other benefits	**5,089**	5,049
Health care and medical scheme costs		
– current medical expenses	**402**	447
– defined benefit post-retirement medical expenses	**102**	103
Pension and provident plan costs		
– defined contribution	**316**	326
– defined benefit pension plan	**17**	20
Retrenchment costs (note 2)	**65**	138
Share-based payment expense (1)	**253**	316
Included in cost of sales, other operating expenses, special items and corporate administration, marketing and other expenses	**6,244**	6,399
Actuarial defined benefit plan expense analysis		
Defined benefit post-retirement medical		
– current service cost	**7**	6
– interest cost	**95**	97
	102	103
Defined benefit pension plan		
– current service cost	**49**	50
– interest cost	**183**	179
– expected return on plan assets	**(215)**	(209)
	17	20
Actual return on plan assets		
– South Africa defined benefit pension plan	**165**	290

Refer to the Remuneration report for details of directors' and prescribed officers' emoluments.

(1) Details of the equity-settled share-based payment arrangements of the group have been disclosed in group note 11. These arrangements consist of awards by the company to employees of various group companies. The income statement expense of R253m (2010: R316m) for the company is only in respect of awards made to employees of the company.

8 Taxation

	2011	2010
Current taxation		
Mining tax (1)	**890**	–
Non-mining tax (2)	**27**	43
Under (over) provision prior year	**18**	(629)
(note 27)	**935**	(586)
Deferred taxation		
Temporary differences (3)	**1,591**	(1,384)
Unrealised non-hedge derivatives and other commodity contracts	**–**	2,353
Change in estimated deferred tax rate (4)	**77**	(39)
(note 25)	**1,668**	930
	2,603	344

Company – Notes to the financial statements

For the year ended 31 December

Figures in million	2011	2010
	SA Rands	

8 Taxation (continued)

Tax rate reconciliation

A reconciliation of the effective tax rate in the income statement to the prevailing estimated corporate tax rate is set out in the following table:

	2011 %	2010 %
Effective tax rate	**25**	5
Disallowable items	**(3)**	(4)
Impairment of investments in subsidiaries	**(13)**	(73)
Dividends received	**27**	97
Change in estimated deferred tax rate (4)	**(1)**	1
Prior period's provision	**–**	10
Other	**–**	(1)
Estimated corporate tax rate (5)	**35**	35

(1) There was no mining tax charge in 2010 as it was primarily offset by losses from the accelerated non-hedge derivative buy-backs.

(2) Non-mining income is taxed at the higher non-mining tax rate of 35% (2010: 35%) as the company has elected to be exempt from STC. Companies that elected to be subject to STC are taxed at the lower company tax rate, that of 28% (2010: 28%) for non-mining taxation purposes.

(3) Included in temporary differences is a tax credit on the impairment, derecognition and disposal of tangible assets of R81m (2010: R193m).

(4) The mining operations are taxed on a variable rate that increases as profitability increases. The tax rate used to calculate deferred tax is based on the company's current estimate of future profitability when temporary differences will reverse. Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year. The change in the estimated deferred tax rate at which the temporary differences will reverse amounts to a tax charge of R77m (2010: tax credit of R39m).

(5) Mining tax on mining income is determined according to a formula based on profit and revenue from mining operations. The company has elected to be exempt from STC and is taxed at a higher rate of company tax for mining and non-mining income tax purposes.

All mining capital expenditure is deducted to the extent that it does not result in an assessed loss and depreciation is ignored when calculating the mining income. Capital expenditure not deducted from mining income is carried forward as unredeemed capital to be deducted from future mining income. The company operates under two tax paying operations, Vaal River Operation and West Wits Operation. Under ring-fencing legislation, each operation is treated separately and deductions can only be utilised against income generated by the relevant tax operation.

The formula for determining the mining tax rate is:
$Y = 43 – 215/X$ (2010: $Y = 43 – 215/X$)
where Y is the percentage rate of tax payable and X is the ratio of mining profit net of any redeemable capital expenditure to mining revenue expressed as a percentage.

The maximum statutory mining tax rate is 43% (2010: 43%), non-mining statutory tax rate 35% (2010: 35%) and statutory company tax rate 28% (2010: 28%).

Figures in million	Mine development costs	Mine infra-structure	Mineral rights and dumps	Assets under construction	Land and buildings	Total
SA Rands						

9 Tangible assets

Cost						
Balance at 1 January 2010	21,403	3,990	545	1,083	265	27,286
Additions						
– project capital	340	(18)	–	87	–	409
– stay-in-business capital	2,389	305	–	–	–	2,694
Transfers and other movements (1)	(214)	48	–	–	–	(166)
Balance at 31 December 2010	23,918	4,325	545	1,170	265	30,223
Accumulated amortisation						
Balance at 1 January 2010	10,745	2,115	241	–	45	13,146
Amortisation for the year (notes 2, 6 and 28)	2,221	186	26	–	17	2,450
Impairments (note 4) (2)	117	(3)	–	329	–	443
Transfers and other movements (1)	(57)	(59)	–	–	–	(116)
Balance at 31 December 2010	13,026	2,239	267	329	62	15,923
Net book value at 31 December 2010	10,892	2,086	278	841	203	14,300
Cost						
Balance at 1 January 2011	**23,918**	**4,325**	**545**	**1,170**	**265**	**30,223**
Additions						
– project capital	**271**	**33**	**–**	**518**	**–**	**822**
– stay-in-business capital	**2,625**	**436**	**–**	**–**	**14**	**3,075**
Transfers and other movements (1)	**(180)**	**(119)**	**–**	**–**	**–**	**(299)**
Balance at 31 December 2011	**26,634**	**4,675**	**545**	**1,688**	**279**	**33,821**
Accumulated amortisation						
Balance at 1 January 2011	**13,026**	**2,239**	**267**	**329**	**62**	**15,923**
Amortisation for the year (notes 2, 6 and 28)	**2,243**	**178**	**30**	**–**	**16**	**2,467**
Impairments (note 4) (2)	**62**	**26**	**–**	**–**	**–**	**88**
Transfers and other movements (1)	**(95)**	**(55)**	**–**	**–**	**–**	**(150)**
Balance at 31 December 2011	**15,236**	**2,388**	**297**	**329**	**78**	**18,328**
Net book value at 31 December 2011	**11,398**	**2,287**	**248**	**1,359**	**201**	**15,493**

Included in land and buildings are assets held under finance leases with a net book value of R177m (2010: R185m).

The majority of the leased assets are pledged as security for the related finance lease.

No assets are encumbered by project finance.

Company – Notes to the financial statements

For the year ended 31 December

9 Tangible assets (continued)

(1) Transfers and other movements comprise amounts from changes in estimates of decommissioning assets, asset reclassifications and transfers to non-current assets held for sale.

In 2010, transfers to non-current assets held for sale comprised:
- assets with a net book value of R74m relating to Tau Lekoa which were transferred to non-current assets held for sale.

(2) Impairments include the following:

TauTona VCR shaft pillar and ore pass – mine development costs and mine infrastructure
Due to a change in the mine plan resulting from safety-related concerns following seismic activity, the VCR shaft pillar and ore pass development has been abandoned and will not generate future cash flows. An impairment loss of R61m (2010: nil) was recognised in the income statement.

Savuka – mine development costs
Due to a change in the mine plan, the Savuka assets have been abandoned and will not generate future cash flows. An impairment loss of R2m (2010: R114m) was recognised in the income statement.

Below 120 level at TauTona – assets under construction
In 2010, due to a change in the mine plan resulting from safety-related concerns following seismic activity, the below 120 level development has been abandoned and will not generate future cash flows. An impairment loss of R329m was recognised in the income statement.

Tau Lekoa – assets held for sale
In 2010, following the classification of Tau Lekoa as held for sale, an impairment loss of R58m was recognised to reduce the carrying amount of the disposal group to fair value less cost to sell.

Other
Impairment of various minor tangible assets and equipment R25m (2010: nil).

The impairment calculation methodology is included in group note 15.

Figures in million	2011	2010
	SA Rands	

10 Intangible assets

Software and licences		
Balance at beginning of year	–	–
Additions	75	–
Balance at end of year	75	–

No amortisation was recorded for purchased software and licenses as these assets are not yet available for use.

Figures in million	2011	2010
	SA Rands	

11 Investments in associates and joint venture

The carrying value of investments in associates and joint venture can be analysed as follows:

	2011	2010
Carrying value of investments in associates	**15**	18
Loans advanced to associates (1)	**12**	17
Loan advanced to joint venture (2)	**35**	35
	62	70

During 2011, the Margaret Water Company and Orpheo (Pty) Limited investments were impaired. During 2010, the Margaret Water Company investment was impaired. The impairment tests considered the investment's fair value and anticipated future cash flows. Impairments of R17m (2010: R6m) were recognised in the income statement.

(1) Loans advanced to associates consist of R12m (2010: R12m) to Oro Group (Pty) Limited and nil (2010: R5m) to Orpheo (Pty) Limited. The Oro loan bears interest at a rate determined by the Oro Group (Pty) Limited's board of directors and is repayable at its discretion. The Orpheo (Pty) Limited loan was written off during 2011.

(2) The loan advanced to AuruMar (Pty) Limited is interest free and there are no fixed terms of repayment.

Investments in associates comprises:

Name	Effective %		Description
	2011	2010	
Oro Group (Pty) Limited (3)	**25**	25	Manufacture and wholesale of jewellery.
Margaret Water Company	**33.3**	33.3	Pumping of underground water in the Vaal River Region.
Orpheo (Pty) Limited (4)	**–**	50	Design, manufacture and wholesale of jewellery.

(3) Equity accounting is based on results to 30 September 2011, adjusted for material transactions.

(4) Sold effective 1 July 2011.

Investment in joint venture comprises:

Name	Effective %		Description
	2011	2010	
AuruMar (Pty) Limited	**50**	50	Global exploration of marine deposits containing gold as the primary mineral.

Company – Notes to the financial statements

For the year ended 31 December

Figures in million	2011	2010
	SA Rands	

12 Investment in subsidiaries

	2011	2010
Shares at cost:		
Advanced Mining Software Limited	**2**	2
AGA Zerps Holding Limited	**5,028**	5,028
AGRe Insurance Company Limited	**14**	14
AngloGold Ashanti Holdings plc	**33,869**	32,341
AngloGold Ashanti USA Incorporated	**2,722**	2,722
AngloGold Australia Investment Holdings	**4,167**	–
AngloGold Namibia (Pty) Limited	**51**	51
Eastvaal Gold Holdings Limited	**917**	917
Gansu Longxin Minerals Company Limited (Jinchanggou CJV) (1)	**–**	15
Nuclear Fuels Corporation of SA (Pty) Limited	**7**	7
Rand Refinery Limited	**116**	116
	46,893	41,213

During 2011 and 2010, a number of the dormant subsidiaries of the group unbundled their underlying assets as part of a rationalisation process to consolidate cross shareholdings, simplify the corporate structure and eliminate unnecessary costs relating to these entities.

As a result of the rationalisation, the company received dividends in specie of R7,539m (2010: R17,693m) (note 1). The accounting standards do not allow the offset of the dividends in specie against the carrying values of the investments in subsidiaries and accordingly the carrying values were subject to impairment testing. Impairments following the restructuring of R3,770m (2010: R13,788m) (note 28) were recorded.

(1) Subsidiary has been transferred to non-current assets held for sale (note 20).

13 Other investments

	2011	2010
Listed investments		
Available-for-sale		
Balance at beginning of year	**29**	–
Additions	**205**	30
Fair value adjustments	**13**	(1)
Impairments (note 4) (1)	**(156)**	–
Balance at end of year	**91**	29
Market value of listed investments	**91**	29

The company's listed available-for-sale equity investments are susceptible to market price risk arising from uncertainties about the future value of the investments.

At the reporting date, the majority of equity investments were listed on the Toronto Stock Exchange.

Based on the share price of First Uranium Corporation over the past year and carrying value at 31 December 2011 of R61m, if First Uranium Corporation achieved the high that it achieved during 2011 of C$1.43 per share, other comprehensive income (OCI) would increase by R471m. If it achieved the low of C$0.14 per share, OCI would decrease by R9m. If the decrease was significant, an other-than-temporary impairment would be recorded.

(1) Impairment of First Uranium Corporation shares of R144m (2010: nil) and Village Main Reef Limited shares of R12m (2010: nil).

Figures in million	2011	2010
	SA Rands	

13 Other investments (continued)

Unlisted investments		
Available-for-sale		
Balance at beginning of year	**1**	2
Disposals	**–**	(1)
Balance at end of year (2)	**1**	1
The available-for-sale investments consist primarily of the Chamber of Mines Building Company Limited.		
Held-to-maturity		
Balance at beginning of year	**14**	14
Balance at end of year	**14**	14
Book value of unlisted investment	**15**	15
The investment held-to-maturity consists of the Gold of Africa Museum.		
Total other investments (note 31)	**106**	44

(2) There is no active market for the unlisted equity investments and fair value cannot be reliably measured. The unlisted equity investments are carried at cost. The company does not intend to sell the investments in the foreseeable future.

14 Inventories

Work in progress		
– metals in process	**266**	288
Finished goods		
– gold doré/bullion	**3**	1
– by-products	**164**	267
Total metal inventories	**433**	556
Mine operating supplies	**204**	115
Total inventories (1)	**637**	671

(1) The amount of the write-down of metals in process, by-products and mine operating supplies to net realisable value, and recognised as an expense is R3m (2010: R6m). This expense is included in cost of sales which is disclosed in note 2.

Company – Notes to the financial statements

For the year ended 31 December

Figures in million	2011	2010
	SA Rands	

15 Investment in Environmental Rehabilitation Trust Fund

	2011	2010
Balance at beginning of year	**294**	294
Balance at end of year	**294**	294

The fund is managed by Rand Merchant Bank and invested mainly in equities, government bonds and other fixed-term deposits.

16 Intra-group balances

	2011	2010
Advanced Mining Software Limited	**(9)**	(9)
AngloGold Ashanti Australia Limited	**45**	19
AngloGold Ashanti Colombia S.A.	**13**	7
AngloGold Ashanti Córrego do Sitío Mineração S.A.	**28**	28
AngloGold Ashanti (Ghana) Limited	**59**	82
AngloGold Ashanti Health (Pty) Limited	**9**	(3)
AngloGold Ashanti Holdings plc	**(614)**	(505)
AngloGold Ashanti (Iduapriem) Limited	**20**	22
AngloGold Ashanti North America Inc	**24**	26
AngloGold Ashanti Senegal Investments Limited	**14**	8
AngloGold Namibia (Pty) Limited	**(187)**	10
AngloGold South America Limited	**(236)**	(192)
Ashanti Goldfields Kilo Scarl	**10**	7
Cerro Vanguardia S.A.	**5**	4
Eastvaal Gold Holdings Limited	**(604)**	(604)
Geita Gold Mining Limited	**42**	40
Masakhisane Investments Limited	**(2)**	–
Mineração Serra Grande S.A.	**8**	5
Nuclear Fuels Corporation of SA (Pty) Limited	**13**	121
Société Ashanti Goldfields de Guinée S.A.	**36**	31
	(1,326)	(903)
Included in the statement of financial position as follows:		
Non-current assets	**346**	413
Non-current liabilities	**(1,672)**	(1,316)
	(1,326)	(903)

17 Other non-current assets

	2011	2010
AngloGold Ashanti Limited Pension Fund (note 24)	**–**	1
Loans and receivables		
Loan receivable at 31 December 2011 bearing interest at 3% per annum	**–**	4
	–	5
Current portion of other non-current assets included in current assets	**–**	(4)
	–	1

Figures in million	2011	2010
	SA Rands	

18 Trade and other receivables

	2011	2010
Non-current		
Other receivables (1)	**244**	230
Current		
Trade receivables	**78**	94
Prepayments and accrued income	**80**	18
Recoverable tax, rebates, levies and duties	**98**	326
Amounts due from related parties	**185**	21
Interest receivable	**20**	54
Other receivables	**24**	14
	485	527
Total trade and other receivables	**729**	757

Current trade receivables are non-interest bearing and are generally on terms less than 90 days.

During the year, other receivables were impaired by R15m (2010: R44m).

(1) The amounts receivable have been discounted to their present value at a rate of 8.75% (2010: 8.5%).

19 Cash and cash equivalents

	2011	2010
Cash and deposits on call	**887**	851
Money market instruments	**2,230**	149
(note 31)	**3,117**	1,000

20 Non-current assets held for sale

	2011	2010
Effective 30 April 2011, Gansu Longxin Minerals Company Limited (Jinchanggou CJV) was classified as held for sale (previously recognised as an investment in subsidiary). AngloGold Ashanti Limited entered into a memorandum of understanding with Beijing Zhongjia Kailong Technological Development Company relating to the disposal of the investment. Completion is expected to occur on or before 31 March 2012. Following the classification as held for sale, an impairment loss of R2m was recognised to reduce the carrying amount of the disposal group to fair value less costs to sell (note 4).	**13**	–
Effective 3 November 2010, ISS International Limited (ISSI) was classified as held for sale. AngloGold Ashanti Limited entered into a memorandum of understanding with The Institute of Mine Seismology (IMS) relating to the disposal of ISSI. The transaction was completed on 28 February 2011.	**–**	1
	13	1

Company – Notes to the financial statements

For the year ended 31 December

Figures in million	2011	2010
	SA Rands	

21 Share capital and premium

	2011	2010
Share capital		
Authorised		
600,000,000 ordinary shares of 25 SA cents each	**150**	150
4,280,000 E ordinary shares of 25 SA cents each	**1**	1
2,000,000 A redeemable preference shares of 50 SA cents each	**1**	1
5,000,000 B redeemable preference shares of 1 SA cent each	**–**	–
	152	152
Issued and fully paid		
382,242,343 (2010: 381,204,080) ordinary shares of 25 SA cents each (1)	**96**	95
2,582,962 (2010: 2,806,126) E ordinary shares of 25 SA cents each (2)	**1**	1
2,000,000 (2010: 2,000,000) A redeemable preference shares of 50 SA cents each	**1**	1
778,896 (2010: 778,896) B redeemable preference shares of 1 SA cent each	**–**	–
	98	97
Share premium		
Balance at beginning of year	**46,248**	40,572
Ordinary shares issued (1)	**407**	5,766
E ordinary shares issued and cancelled (2)	**(63)**	(90)
Balance at end of year	**46,592**	46,248
Share capital and premium	**46,690**	46,345

(1) During 2010, the most significant movement was the equity offering which resulted in the issue of 18,140,000 ordinary shares at an issue price of R308.37 per share. Total proceeds of R5.6bn was received.

(2) Shareholders approved the amendment to the BEE transaction resulting in the reinstatement of 1,329,164 E ordinary shares of which 769,164 E ordinary shares pertain to the Bokamoso ESOP and 560,000 E ordinary shares were issued to Izingwe.

The rights and restrictions applicable to the A and B redeemable preference shares:

A redeemable preference shares are entitled to:
- an annual dividend, after payment in full of the annual dividend on the B preference shares, equivalent to the balance of after tax profits from mining the Moab Mining Right Area; and
- on redemption, the nominal value of the shares and a premium per share equal to the balance of the net proceeds from disposal of assets relating to the Moab Mining Right Area, after redemption in full of the B preference shares payments of the nominal value of the A preference shares.

B redeemable preference shares are entitled to:
- an annual dividend limited to a maximum of 5% of their issue price from the period that profits are generated from the Moab Mining Right Area; and
- on redemption, the nominal value of the shares and a premium of up to R249.99 per share provided by the net proceeds from disposal of the assets relating to the Moab Mining Right Area.

The Moab Mining Right Area consists of the Moab Khotsong mine operations.

The B preference shares will only be redeemable from any net proceeds remaining after the disposal of the Moab Mining Right Area following permanent cessation of mining activities. The maximum redemption price will be R250 per share.

In the event of any surplus remaining after the redemption in full of the B preference shares, the A preference shares will be redeemable at such value as would cover the outstanding surplus.

Figures in million	2011	2010
	SA Rands	

22 Borrowings

	2011	2010
Unsecured		
FirstRand Bank Limited loan facility (R1.5bn)	**–**	701
Interest charged at JIBAR plus 0.95% per annum. Loan was repaid in February 2011 and was SA rand-based, the loan was subject to debt covenant arrangements for which no default event occurred.		
Secured		
Finance leases		
Turbine Square Two (Pty) Limited	**268**	259
The leases are capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in March 2022 and are SA rand-based. The buildings financed are used as security for these loans.		
Total borrowings (note 31)	**268**	960
Current portion of borrowings included in current liabilities	**(3)**	(703)
Total long-term borrowings	**265**	257
Amounts falling due		
Within one year	**3**	703
Between two and five years	**49**	24
After five years	**216**	233
(note 31)	**268**	960
Undrawn facility		
Undrawn borrowing facility as at 31 December is as follows:		
FirstRand Bank Limited – SA rand	**–**	800

Company – Notes to the financial statements

For the year ended 31 December

Figures in million	2011	2010
	SA Rands	

23 Environmental rehabilitation provisions

	2011	2010
Provision for decommissioning		
Balance at beginning of year	**610**	383
Change in estimates (1)	**(18)**	192
Transfer to assets held for sale	**–**	(1)
Unwinding of decommissioning obligation (note 5) (2)	**52**	36
Balance at end of year	**644**	610
Provision for restoration		
Balance at beginning of year	**595**	386
Charge to income statement	**(40)**	130
Change in estimates (1)	**3**	58
Transfer to assets held for sale	**–**	(1)
Unwinding of restoration obligation (note 5) (2)	**45**	36
Utilised during the year	**(10)**	(14)
Balance at end of year	**593**	595
Total environmental rehabilitation provisions	**1,237**	1,205

(1) The change in estimates relates to changes in mine plans, change in economic assumptions and discount rates. These provisions are expected to unwind beyond the end of the life of mine.

(2) Included in unwinding of decommissioning obligation is R2m (2010: nil) and unwinding of restoration obligation is R12m (2010: R13m), which is recoverable from a third party. The asset is included in trade and other receivables.

24 Provision for pension and post-retirement benefits

Defined benefit plans

The company has made provision for pension, provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:

	2011	2010
AngloGold Ashanti Limited Pension Fund liability (asset) (group note 28)	**188**	(1)
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees (group note 28)	**1,263**	1,161
	1,451	1,160
Transferred to other non-current assets (note 17):		
– AngloGold Ashanti Limited Pension Fund	**–**	1
	1,451	1,161

Figures in million	2011	2010
	SA Rands	

25 Deferred taxation

Deferred taxation relating to temporary differences is made up as follows:		
Liabilities		
Tangible assets	**5,489**	4,947
Other	**26**	5
	5,515	4,952
Assets		
Provisions	**1,079**	963
Tax losses	**9**	1,113
Other	**39**	55
	1,127	2,131
Net deferred taxation liability	**4,388**	2,821
The movement on the deferred tax balance is as follows:		
Balance at beginning of year	**2,821**	1,818
Income statement movement (note 8)	**1,668**	930
Taxation on items included in other comprehensive income	**(116)**	50
Taxation on cost of ESOP Share Trust establishment	**15**	23
Balance at end of year	**4,388**	2,821

26 Trade and other payables

Trade payables	**936**	636
Accruals	**3,520**	3,333
	4,456	3,969

Trade and other payables are non-interest bearing and are normally settled within 60 days.

27 Taxation

Balance at beginning of year	**(164)**	699
Refunds during the year	**502**	–
Payments during the year	**(823)**	(277)
Provision during the year (note 8)	**935**	(586)
Balance at end of year	**450**	(164)
Taxation asset included in trade and other receivables (note 18).	**–**	164

Company – Notes to the financial statements

For the year ended 31 December

Figures in million	2011	2010
	SA Rands	

28 Cash generated from operations

	2011	2010
Profit before taxation	**10,305**	6,619
Adjusted for:		
Movement on non-hedge derivatives and other commodity contracts	**–**	527
Amortisation of tangible assets (notes 2, 6 and 9)	**2,467**	2,450
Finance costs and unwinding of obligations (note 5)	**120**	107
Environmental, rehabilitation and other expenditure	**(115)**	101
Special items	**302**	749
Impairment of investments in subsidiaries (note 12)	**3,770**	13,788
Impairment of investments in associates (note 11)	**17**	6
Interest received (note 1)	**(142)**	(127)
Dividends received from subsidiaries (note 1)	**(8,032)**	(18,304)
Foreign currency translation on intergroup loans	**153**	(93)
Other non-cash movements	**(132)**	26
Movements in working capital	**595**	(59)
	9,308	5,790
Movements in working capital:		
Decrease in inventories	**34**	5
Decrease (increase) in trade and other receivables	**42**	(357)
Increase in trade and other payables	**519**	293
	595	(59)

29 Related parties

Material related party transactions were as follows:

	2011	2010
Sales and services rendered to related parties		
Joint ventures	**130**	137
Associates	**–**	(5)
Subsidiaries	**495**	369
Purchases and services acquired from related parties		
Associates	**40**	20
Subsidiaries	**349**	361
Outstanding balances arising from sale of goods and services and other loans due by related parties		
Joint ventures	**56**	21
Associates	**12**	17
Subsidiaries	**640**	707
Other (1)	**163**	–
Outstanding balances arising from purchases of goods and services and other loans owed to related parties		
Subsidiaries	**1,672**	1,316

(1) Other consists of a loan to a joint venture of the group.

Figures in million	2011	2010
	SA Rands	

29 Related parties (continued)

Amounts owed to/due by related parties are unsecured and non-interest bearing. Terms relating to associates and joint venture related parties are detailed in note 11.

Management fees, royalties, interest and net dividends from subsidiaries amounts to R7,602m (2010: R17,794m). Dividends of R7,539m (2010: R17,693m) were received in specie and R493m (2010: R611m) were received in cash.

The company has refining arrangements with various refineries around the world including Rand Refinery Limited (Rand Refinery) in which it holds a 53% interest. Rand Refinery refines all of the group's South African gold production and some of the group's African (excluding South Africa) gold production. Rand Refinery charges AngloGold Ashanti Limited a refining fee.

The company did not receive any claims from its insurance subsidiary, AGRe Insurance Company Limited.

Doubtful debts expensed during the year amounted to nil (2010: R11m).

Details of guarantees to related parties are included in note 30.

Shareholders

The top 20 shareholders of the company are detailed on page 323.

Refer to page 308 for the list of principal subsidiaries and operating entities.

Directors and other key management personnel

Details relating to directors' and prescribed officers' emoluments and shareholdings in the company are disclosed in the Remuneration and Directors' reports. (Detailed from page 152).

	2011	2010
Compensation to directors and other key management personnel included the following:		
– short-term employee benefits	**126**	104
– post-employment benefits	**26**	12
– share-based payments	**24**	9
	176	125

30 Contractual commitments and contingencies

Operating leases

At 31 December 2011, the company was committed to making the following payments in respect of operating leases for amongst others, the hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.

	2011	2010
Expiry:		
– within one year	**38**	41
– between one and two years	**4**	42
– between two and five years	**4**	–
	46	83

Company – Notes to the financial statements

For the year ended 31 December

30 Contractual commitments and contingencies (continued)

Finance leases

The company has finance leases for buildings and motor vehicles. The building leases have terms of renewal but no purchase options and escalation clauses. The motor vehicle leases have no purchase option and have escalation clauses. Renewals are at the option of the lessee. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:

Figures in million	Minimum payments	Present value of payments	Minimum payments	Present value of payments
SA Rands	2011		2010	
Within one year	**29**	**3**	25	–
After one year but not more than five years	**144**	**49**	127	31
More than five years	**281**	**216**	314	228
Total minimum lease payments	**454**	**268**	466	259
Amounts representing finance charges	**(186)**	**–**	(207)	–
Present value of minimum lease payments	**268**	**268**	259	259

Figures in million	2011	2010
	SA Rands	
Capital commitments		
Acquisition of tangible assets		
Contracted for	**469**	177
Not contracted for	**2,332**	2,554
Authorised by the directors	**2,801**	2,731
Allocated to:		
Project capital		
– within one year	**499**	632
– thereafter	**372**	608
	871	1,240
Stay-in-business capital		
– within one year	**1,677**	1,491
– thereafter	**253**	–
	1,930	1,491
Purchase obligations		
Contracted for		
– within one year	**370**	244
– thereafter	**–**	45
	370	289

30 Contractual commitments and contingencies (continued)

Purchase obligations represent contractual obligations for the purchase of mining contract services, supplies, consumables, inventories, explosives and activated carbon.

To service these capital commitments, purchase obligations and other operational requirements, the company is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the company's covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the company believes that sufficient measures are in place to ensure that these facilities can be refinanced.

Summary of contracted uranium sales as at 31 December 2011

Refer to group note 34 for a summary of contracted uranium sales.

Figures in million	Guarantees and contin-gencies	Liabilities included in the statement of financial position	Guarantees and contin-gencies	Liabilities included in the statement of financial position
SA Rands	**2011**		**2010**	
Contingent liabilities				
Groundwater pollution – South Africa (1)	**–**	**–**	–	–
Deep groundwater pollution – South Africa (2)	**–**	**–**	–	–
Occupational Diseases in Mines and Works Act (ODMWA) litigation (3)	**–**	**–**	–	–
Contingent asset				
Royalty – Tau Lekoa Gold Mine (4)	**–**	**–**	–	–
Guarantees				
Financial guarantees				
Convertible bonds (5)	**5,890**	**218**	4,813	309
Syndicated revolving credit facility (6)	**8,041**	**254**	6,570	363
A$ Syndicated revolving credit facility (7)	**4,962**	**395**	–	–
Rated bonds (8)	**8,041**	**1,593**	6,570	1,704
Mandatory convertible bonds (9)	**6,345**	**143**	5,184	227
Oro Group (Pty) Limited (10)	**100**	**–**	100	–
Hedging guarantees				
Ashanti Treasury Services (11) (14)	**–**	**–**	–	–
Geita Management Company (12) (14)	**–**	**–**	–	–
AngloGold South America (13) (14)	**–**	**–**	–	–
AngloGold USA Trading Company (13) (14)	**–**	**–**	–	–
Cerro Vanguardia S.A. (13) (14)	**–**	**–**	–	–
	33,379	**2,603**	23,237	2,603

Company – Notes to the financial statements

For the year ended 31 December

30 Contractual commitments and contingencies (continued)

Contingent liabilities

(1) The company has identified groundwater contamination plumes at its Vaal River and West Wits operations in South Africa, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination at all South African operations. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(2) The company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand goldfields. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Department of Mineral Resources and affected mining companies are involved in the development of a "Regional Mine Closure Strategy". In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(3) The case of Mr Thembekile Mankayi was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeal in 2010. In both instances judgement was awarded in favour of AngloGold Ashanti Limited on the basis that an employer is indemnified against such a claim for damages by virtue of the provisions of section 35 of the Compensation for Occupational Injuries and Diseases Act, 1993 (COIDA). A further appeal that was lodged by Mr Mankayi was heard in the Constitutional Court in 2010. Judgement in the Constitutional Court was handed down on 3 March 2011. The Constitutional Court held that section 35 of COIDA does not indemnify the employer against such claims.

Mr Mankayi passed away subsequent to the hearing in the Supreme Court of Appeal. Following the Constitutional Court judgement, Mr Mankayi's executor may proceed with his case in the High Court. This will comprise, amongst others, providing evidence showing that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti Limited.

The company will defend the case and any subsequent claims on their merits. Should other individuals or groups lodge similar claims, these too will be defended by the company and adjudicated by the Courts on their merits. In view of the limitation of current information for the accurate estimation of a possible liability, no reliable estimate can be made of this possible obligation.

Contingent asset

(4) As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the company is entitled to receive a royalty on the production of a total 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty will be determined at 3% of the net revenue (being gross revenue less State royalties) generated by the Tau Lekoa assets. Royalties on 219,005oz produced have been received to date. Royalties of R34m (2010: R21m) were received during the year.

Guarantees

(5) The company has guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the convertible bonds amounting to $733m issued during 2009, with a maturity date of 22 May 2014 and a fixed coupon of 3.5% payable semi-annually. The company's obligations regarding the guarantees will be direct, unconditional and unsubordinated.

(6) The company, together with AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, has provided guarantees for all payments and other obligations of the borrowers and the other guarantors under the $1bn four-year syndicated revolving credit facility.

30 Contractual commitments and contingencies (continued)

Guarantees (continued)

(7) The company, together with AngloGold Ashanti Holdings plc has provided guarantees for all payments and other obligations of AngloGold Ashanti Australia Limited under the A$600m four-year syndicated revolving credit facility entered into during December 2011.

(8) The company has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $700m 5.375% rated bonds due 15 April 2020 and the issued $300m 6.5% rated bonds due 15 April 2040.

(9) The company has fully and unconditionally guaranteed on a subordinated basis all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the $789m 6% mandatory convertible bonds issued during 2010, with a maturity date of 15 September 2013.

(10) The company has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of R100m (2010: R100m). The suretyship agreements have a termination notice period of 90 days.

(11) The company, together with its wholly owned subsidiary, AngloGold Ashanti Holdings plc, has provided guarantees to several counterparty banks for the hedging commitment of its wholly owned subsidiary Ashanti Treasury Services Limited (ATS).

(12) The company together with its wholly owned subsidiary, AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterparty banks in which they have guaranteed the due performance by the Geita Management Company Limited (GMC) of its obligations under or pursuant to the hedging arrangements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due.

(13) The company has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its subsidiaries AngloGold USA Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements.

(14) At 31 December 2011 and 2010, the group had no open gold hedge contracts.

31 Financial risk management activities

In the normal course of its operations, the company is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price and credit risks. In order to manage these risks, the company may enter into transactions which make use of both on- and off-balance sheet derivatives. The company does not acquire, hold or issue derivatives for speculative purposes. The company has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.

Managing risk in the company

Risk management activities within the company are the ultimate responsibility of the board of directors. The chief executive officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The Risk and Information Integrity Committee is responsible for overseeing risk management plans and systems, and the Audit and Corporate Governance Committee oversees financial risks which include a review of treasury activities and the company's counterparties.

The financial risk management objectives of the company are defined as follows:

- safeguarding the company's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
- effective and efficient usage of credit facilities in both the short and long-term through the adoption of reliable liquidity management planning and procedures;
- ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
- ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the company and that they comply where necessary with all relevant regulatory and statutory requirements.

Company – Notes to the financial statements

For the year ended 31 December

31 Financial risk management activities (continued)

Gold price and foreign exchange risk

Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The gold market is predominately priced in US dollars which exposes the company to the risk that fluctuations in the SA rand/US dollar exchange rate may also have an adverse effect on current or future earnings. The company is also exposed to certain by-product commodity price risk.

During 2010, the company had utilised derivatives as part of its hedging of these risks. In order to provide financial exposure to the rising spot price of gold and the potential for enhanced cash-flow generation the company completed its final tranche of hedge buy-back programme during 2010 and settled all forward gold and foreign exchange contracts that had been used by the company in the past to manage those risks.

Non-hedge derivatives

Loss on non-hedge derivatives and other commodity contracts is summarised as follows:

Figures in million	2011	2010
	SA Rands	
Loss on hedge buy-back costs	–	(7,631)
Loss on realised non-hedge derivatives and other commodity contracts	–	(932)
Gain on unrealised non-hedge derivatives and other commodity contracts	–	7,080
Loss on non-hedge derivatives and other commodity contracts per the income statement	–	(1,483)

The loss on non-hedge derivatives and other commodity contracts was nil (2010: R1,483m). This was as a result of the elimination of the hedge book during 2010.

Net open hedge position as at 31 December 2011

The company had no outstanding commitments against future production as a result of the elimination of the hedge book during 2010.

Interest rate and liquidity risk

Refer note 35 in the group financial statements.

31 Financial risk management activities (continued)

The following are the contractual maturities of financial liabilities, including interest payments.

Non-derivative financial liabilities

	Within one year		Between one and two years		Between two and five years		After five years	
		Effective rate		Effective rate		Effective rate		Effective rate
	(Rm)	%	(Rm)	%	(Rm)	%	(Rm)	%
2011								
Financial guarantees (1)	**100**		**6,345**		**18,893**		**8,041**	
Borrowings	**32**	**9.8**	**32**	**9.8**	**113**	**9.8**	**281**	**9.8**
Trade and other payables	**4,456**		**–**		**–**		**–**	
2010								
Financial guarantees (1)	100		–		16,567		6,570	
Borrowings	745	7.3	28	9.8	99	9.8	314	9.8
Trade and other payables	3,969		–		–		–	

(1) Not included in the statement of financial position.

Credit risk

Refer note 35 in the group financial statements.

The combined maximum credit risk exposure of the company is as follows:

Figures in million	2011	2010
	SA Rands	
Other investments	**14**	14
Other non-current assets	**–**	4
Trade and other receivables	**551**	413
Cash restricted for use	**9**	9
Cash and cash equivalents (note 19)	**3,117**	1,000
Total financial assets	**3,691**	1,440
Financial guarantees	**33,379**	23,237
Total	**37,070**	24,677

The company has trade and other receivables that are past due totalling R29m (2010: R58m), an impairment totalling R15m (2010: R44m) and other investments that are impaired totalling R156m (2010: nil). Trade and other receivables arise mainly due to intergroup transactions. The principal receivables continue to be in a sound financial position. No other financial assets are past due but not impaired.

Company – Notes to the financial statements

For the year ended 31 December

31 Financial risk management activities (continued)

Fair value of financial instruments

The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair value of the company's financial instruments as at 31 December are as follows:

Type of instrument

Figures in million	Carrying amount	Fair value	Carrying amount	Fair value
SA Rands	2011		2010	
Financial assets				
Other investments (note 13)	**106**	**105**	44	43
Other non-current assets	**–**	**–**	4	4
Trade and other receivables	**551**	**551**	413	413
Cash restricted for use	**9**	**9**	9	9
Cash and cash equivalents (note 19)	**3,117**	**3,117**	1,000	1,000
Financial liabilities				
Borrowings (note 22)	**268**	**268**	960	960
Trade and other payables	**4,456**	**4,456**	3,969	3,969

The amounts in the tables above do not necessarily agree with the totals in the notes as only financial assets and liabilities are shown.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash restricted for use, cash and cash equivalents and trade and other payables
The carrying amounts approximate fair value because of the short-term duration of these instruments.

Trade and other receivables
The fair value of the non-current portion of trade and other receivables has been calculated using market interest rates.

Investments and other non-current assets
Listed equity investments classified as available-for-sale are carried at fair value while fixed income investments and other non-current assets are carried at amortised cost. The fair value of fixed income investments and other non-current assets has been calculated using market interest rates. The unlisted equity investment is carried at cost. There is no active market for the unlisted equity investment and fair value cannot be reliably measured.

Borrowings
The interest rate on the borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

31 Financial risk management activities (continued)

Fair value of financial instruments (continued)

The company uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets out the company's financial assets and liabilities measured at fair value by level within the fair value hierarchy as at 31 December.

Type of instrument

Figures in million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
SA Rands	2011				2010			
Assets measured at fair value								
Available-for-sale financial assets								
Equity securities	**91**	**–**	**–**	**91**	29	–	–	29

The amounts in the tables above do not necessarily agree with the totals in the notes as only financial assets and liabilities are shown.

Sensitivity analysis

Derivatives

Refer note 35 in the group financial statements.

Interest rate risk on other financial assets and liabilities (excluding derivatives)

Refer note 35 in the group financial statements.

32 Capital management

Capital is managed on a group basis only and not on a company basis. Refer to note 36 in the group financial statements.

33 Recent development

Acquisition of First Uranium (Pty) Limited

On 2 March 2012, AngloGold Ashanti agreed to acquire First Uranium (Pty) Limited (South Africa) (FUSA), a wholly owned subsidiary of Toronto-based First Uranium Corporation (FIUC) and the owner of Mine Waste Solutions (MWS), a recently commissioned tailings retreatment operation located in South Africa's Vaal River region and in the immediate proximity of AngloGold Ashanti's own tailings facilities, for a cash consideration of $335m. The transaction will be funded from cash reserves and debt facilities and is subject to various conditions which are expected to be completed by the end of the second quarter of 2012.

Principal subsidiaries and operating entities

For the year ended 31 December

Principal subsidiaries are those subsidiaries that hold material contracts and/or act as borrowers and/or guarantors of such material contracts or operating mines.

	Country of incorporation	Shares held		Percentage held	
		2011	2010	**2011**	2010
Principal subsidiaries					
AngloGold Ashanti Australia Limited	2	**257,462,077**	257,462,077	**100**	100
AngloGold Ashanti Holdings plc	6	**4,226,443,301**	4,095,658,550	**100**	100
		***1,273,918,156**	*723,254,927		
AngloGold Ashanti Holdings Finance plc	6	**100**	100	**100**	100
AngloGold Ashanti USA Incorporated	10	**234**	234	**100**	100
		***500**	*500		
Operating entities (1)					
AngloGold Ashanti Córrego do Sitío Mineração S.A.	3	**4,167,085,000**	4,167,085,000	**100**	100
AngloGold Ashanti (Ghana) Limited (2)	4	**132,419,585**	132,419,585	**100**	100
AngloGold Ashanti (Iduapriem) Limited	4	**66,270**	66,270	**100**	100
AngloGold Australia (Sunrise Dam) Pty Limited	2	**2**	2	**100**	100
AngloGold Namibia (Pty) Limited	8	**10,000**	10,000	**100**	100
Cerro Vanguardia S.A.	1	**13,875,000**	13,875,000	**92.50**	92.50
AngloGold Ashanti (Colorado) Corp (3)	10	**1,250**	1,250	**100**	100
Geita Gold Mining Limited	9	**61,691,386**	61,691,386	**100**	100
Mineração Serra Grande S.A.	3	**499,999,996**	499,999,996	**50**	50
Société AngloGold Ashanti de Guinée S.A.	5	**3,486,134**	3,486,134	**85**	85
Société des Mines de Morila S.A. (4)	7	**400**	400	**40**	40
Société d'Exploitation des Mines d'Or de Sadiola S.A. (4)	7	**41,000**	38,000	**41**	41
Société d'Exploitation des Mines d'Or de Yatela S.A. (4)	7	**400**	400	**40**	40
Teberebie Goldfields Limited	4	**2,066,667**	2,066,667	**100**	100

* Indicates preference shares

(1) All the operating mines in South Africa, namely, Great Noligwa, Kopanang, Moab Khotsong, Mponeng, Savuka, and TauTona are held by the parent company, AngloGold Ashanti Limited.
(2) Operates the Obuasi mine in Ghana, a wholly owned operation.
(3) Operates the Cripple Creek & Victor gold mine, a wholly owned operation.
(4) Represents a joint venture entity.

Country of incorporation – key

1 Argentina
2 Australia
3 Brazil
4 Ghana
5 Republic of Guinea
6 Isle of Man
7 Mali
8 Namibia
9 Tanzania
10 United States of America

The aggregate interest in the net profits and losses in subsidiaries is as follows:

US Dollars millions	2011	2010
Net profits	**663**	63
Net losses	**(282)**	(963)
	381	(900)

SA Rands millions	2011	2010
Net profits	**4,811**	460
Net losses	**(2,046)**	(7,033)
	2,765	(6,573)

Non-GAAP disclosure

For the year ended 31 December

From time to time, AngloGold Ashanti Limited may publicly disclose certain 'Non-GAAP financial measures' in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. The Non-GAAP financial measures (headline earnings and gross profit) are used to adjust for fair value movements on the convertible and mandatory convertible bonds as well as the highly volatile marked-to-market movements on unrealised non-hedge derivatives and other commodity contracts which can only be measured with certainty on settlement of the contracts. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	
		1 Headline earnings (loss) adjusted for unrealised non-hedge derivatives, other commodity contracts and fair value adjustment on the convertible and mandatory convertible bonds (1) (adjusted headline earnings)		
962	**10,702**	Headline earnings (group note 13)	**1,484**	122
(15,891)	**9**	Loss (gain) on unrealised non-hedge derivatives and other commodity contracts	**1**	(2,273)
2,376	**–**	Deferred tax on unrealised non-hedge derivatives and other commodity contracts (group note 12)	**–**	337
(39)	**(563)**	Fair value adjustment on option component of convertible bonds	**(84)**	1
382	**(731)**	Fair value adjustment on mandatory convertible bonds	**(104)**	55
(12,210)	**9,418**	Adjusted headline earnings (loss) (1)	**1,297**	(1,758)
17,862	**–**	Hedge buy-back and related costs net of taxation	**–**	2,545
5,652	**9,418**	Adjusted headline earnings (1) excluding hedge buy-back costs	**1,297**	787

(1) Loss (gain) on unrealised non-hedge derivatives and other commodity contracts in the income statement comprises the change in fair value of all non-hedge derivatives and other commodity contracts, from the previous reporting date or date of recognition (if later) through to the current reporting date.

Headline loss adjusted for the effect of unrealised non-hedge derivatives, other commodity contracts and fair value adjustment on convertible and mandatory convertible bonds, is intended to illustrate earnings after adjusting for:

- the unwinding of the historic marked-to-market value of the positions settled in the period;
- the unrealised fair value change on the option component of the convertible bonds amounted to $84m, R563m (2010: $1m, R39m);
- the unrealised fair value change on the mandatory convertible bonds amounted to $104m, R731m (2010: $55m, R382m); and
- the unrealised fair value change of warrants on shares and the embedded derivative.

Management considers this an important measure for investors as it is used to assess the performance of the operations after the removal of certain accounting volatility that does not directly impact on the operations.

Non-GAAP disclosure

For the year ended 31 December

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	
		1 Headline earnings (loss) adjusted for unrealised non-hedge derivatives, other commodity contracts and fair value adjustment on the convertible and mandatory convertible bonds (1) (adjusted headline earnings) (continued)		
(3,283)	**2,440**	**Cents per share**	**336**	(473)
		This calculation is based on adjusted headline earnings (loss) of $1,297m, R9,418m, (2010: $1,758m, R12,210m) and 385,961,613 (2010: 371,870,821) shares being the weighted average number of ordinary shares in issue during the financial year.		

2 Gross profit (loss) adjusted for unrealised non-hedge derivatives and other commodity contracts (adjusted gross profit (loss))

Reconciliation of gross profit (loss) to gross profit (loss) adjusted for unrealised non-hedge derivatives and other commodity contracts

2010	2011	Figures in million	2011	2010
7,864	**19,095**	Gross profit	**2,623**	1,082
(15,891)	**9**	Loss (gain) on unrealised non-hedge derivatives and other commodity contracts	**1**	(2,273)
(8,027)	**19,104**	Gross profit (loss) adjusted for unrealised non-hedge derivatives and other commodity contracts (1)	**2,624**	(1,191)

Gross profit (loss) adjusted for unrealised non-hedge derivatives and other commodity contracts is intended to illustrate earnings after adjusting for:

- The unwinding of the historic marked-to-market value of the positions settled in the period; and
- The unrealised fair value change of warrants on shares and the embedded derivative.

Gross profit (loss) adjusted for unrealised non-hedge derivatives and other commodity contracts is analysed by origin as follows:

2010	2011	Figures in million	2011	2010
(3,900)	**7,934**	South Africa	**1,083**	(574)
(1,896)	**6,796**	Continental Africa	**938**	(287)
(1,528)	**(103)**	Australasia	**(13)**	(216)
44	**5,418**	Americas	**745**	(13)
171	**201**	Other, including corporate and non-gold producing subsidiaries	**28**	24
(7,109)	**20,246**		**2,781**	(1,066)
(918)	**(1,142)**	Less equity-accounted investments	**(157)**	(125)
(8,027)	**19,104**		**2,624**	(1,191)

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	

3 Loss on non-hedge derivatives and other commodity contracts is summarised as follows:

2010	2011		2011	2010
		Group:		
(2,073)	–	Loss on realised non-hedge derivatives	–	(277)
(18,954)	–	Hedge buy-back costs	–	(2,698)
15,891	**(9)**	(Loss) gain on unrealised non-hedge derivatives	**(1)**	2,273
(5,136)	**(9)**	Loss on non-hedge derivatives and other commodity contracts per the income statement	**(1)**	(702)
		Company:		
(932)	–	Loss on realised non-hedge derivatives	–	(125)
(7,631)	–	Hedge buy-back costs	–	(1,082)
7,080	–	Gain on unrealised non-hedge derivatives	–	1,003
(1,483)	–	Loss on non-hedge derivatives and other commodity contracts per the income statement	–	(204)

4 Price received

2010	2011		2011	2010
38,833	**47,849**	Gold income per income statement	**6,570**	5,334
(1,173)	**(1,290)**	Adjusted for non-controlling interests	**(177)**	(161)
37,660	**46,559**		**6,393**	5,173
(2,073)	–	Loss on realised non-hedge derivatives	–	(277)
(18,954)	–	Hedge buy-back costs	–	(2,698)
2,420	**2,860**	Associates and equity-accounted joint ventures' share of gold income including realised non-hedge derivatives	**392**	330
19,053	**49,419**	Attributable gold income including realised non-hedge derivatives	**6,785**	2,528
140,240	**133,908**	Attributable gold sold – kg and oz (000)	**4,305**	4,509
135,862	**369,054**	Revenue price per unit – R/kg and $/oz	**1,576**	561

Non-GAAP disclosure

For the year ended 31 December

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	
		5 Total costs		
20,238	**22,002**	Total cash costs (group note 4)	**3,028**	2,778
(642)	**(706)**	Adjusted for non-controlling interests and non-gold producing companies	**(99)**	(90)
1,407	**1,609**	Associates and equity-accounted joint ventures' share of total cash costs	**221**	193
21,003	**22,905**	Total cash costs adjusted for non-controlling interests and non-gold producing companies	**3,150**	2,881
166	**108**	Retrenchment costs (group note 4)	**15**	23
756	**1,778**	Rehabilitation and other non-cash costs (group note 4)	**229**	109
5,022	**5,582**	Amortisation of tangible assets (group note 4)	**768**	690
18	**17**	Amortisation of intangible assets (group note 4)	**2**	2
(266)	**(494)**	Adjusted for non-controlling interests and non-gold producing companies	**(64)**	(37)
105	**102**	Associates and equity-accounted joint ventures' share of production costs	**12**	15
26,804	**29,998**	Total production costs adjusted for non-controlling interests and non-gold producing companies	**4,112**	3,683
140,418	**134,636**	Gold produced – kg and oz (000)	**4,329**	4,515
149,577	**170,129**	Total cash cost per unit – R/kg and $/oz	**728**	638
190,889	**222,811**	Total production cost per unit – R/kg and $/oz	**950**	816
		6 EBITDA		
3,786	**16,146**	Operating profit per the income statement	**2,202**	518
5,022	**5,582**	Amortisation of tangible assets (group note 4)	**768**	690
18	**17**	Amortisation of intangible assets (group note 4)	**2**	2
634	**(999)**	Net (reversals) impairments of tangible assets (group notes 6, 13, 15 and 24)	**(120)**	91
16	**156**	Impairment of investments (group notes 6, 13 and 18)	**21**	2
(15,891)	**9**	Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 3)	**1**	(2,273)
18,954	**–**	Hedge buy-back costs (note 3)	**–**	2,698
396	**–**	Mandatory convertible bonds issue discount, underwriting and professional fees	**–**	56
21	**–**	Exchange effects of equity raising	**–**	3
191	**68**	Net loss on disposal and derecognition of assets (group note 6)	**8**	25
–	**(14)**	Profit on disposal of ISS International Limited (group note 6)	**(2)**	–
–	**(26)**	Insurance claim recovery of capital items (group note 6)	**(3)**	–
(314)	**–**	Profit on disposal of investments (group note 6)	**–**	(43)
936	**986**	Share of associates' EBITDA	**137**	128
13,769	**21,925**		**3,014**	1,897

Management considers EBITDA to be an important measure to investors as it is used by the suppliers of funding as a requirement for the calculation of compliance with debt covenants being net debt to EBITDA (covenant threshold 3:1). Net debt to EBITDA for 2011 is 0.20:1 (2010: 0.68:1).

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	
		7 Interest cover		
13,769	**21,925**	EBITDA (note 6)	**3,014**	1,897
834	**1,021**	Finance costs (group note 7)	**141**	115
–	**21**	Capitalised finance costs (group notes 7 and 15)	**3**	–
834	**1,042**		**144**	115
17	**21**	Interest cover – times	**21**	16
		8 Equity		
27,023	**41,538**	Total equity per statement of financial position	**5,166**	4,113
5,739	**6,109**	Mandatory convertible bonds [1] (group note 26)	**760**	874
32,762	**47,647**	Equity	**5,926**	4,987
–	**(1,539)**	Capital expenditure in respect of projects not in production stage	**(188)**	–
32,762	**46,108**	Adjusted equity	**5,738**	4,987
		9 Net capital employed		
26,208	**40,432**	Shareholders' equity per statement of financial position	**5,029**	3,989
		Adjusted to exclude:		
(1,429)	**(1,058)**	– Comprehensive income	**(132)**	(218)
409	**623**	– Actuarial losses	**78**	62
25,188	**39,997**		**4,975**	3,833
5,910	**9,315**	Deferred tax (group note 29)	**1,158**	900
		Adjusted to exclude:		
12	**7**	– Deferred tax on derivatives and other comprehensive income	**1**	2
265	**383**	– Deferred tax on actuarial losses	**47**	40
31,375	**49,702**	Adjusted equity	**6,181**	4,775
815	**1,106**	Non-controlling interests	**137**	124
16,877	**19,750**	Borrowings – long-term portion (group note 26)	**2,456**	2,569
886	**256**	Borrowings – short-term portion (group note 26)	**32**	135
49,953	**70,814**	Capital employed	**8,806**	7,603
(3,849)	**(8,944)**	Cash and cash equivalents (group note 23)	**(1,112)**	(586)
46,104	**61,870**	Net capital employed	**7,694**	7,017
–	**(1,539)**	Capital expenditure in respect of projects not in production stage	**(188)**	–
46,104	**60,331**	Adjusted net capital employed	**7,506**	7,017
		10 Net debt		
11,148	**13,654**	Borrowings – long-term portion [1] (group note 26)	**1,698**	1,697
876	**243**	Borrowings – short-term portion [1] (group note 26)	**30**	133
12,024	**13,897**	Total borrowings	**1,728**	1,830
(259)	**(268)**	Corporate office lease (group note 26)	**(33)**	(39)
757	**681**	Unamortised portion of the convertible and rated bonds	**85**	115
(283)	**(464)**	Cash restricted for use (group note 22)	**(58)**	(43)
(3,776)	**(8,944)**	Cash and cash equivalents (group note 23)	**(1,112)**	(575)
8,463	**4,902**	Net debt (group note 36)	**610**	1,288

[1] The mandatory convertible bonds of $760m, R6,109m (2010: $874m, R5,739m) are treated as equity and excluded from borrowings.

Non-GAAP disclosure

For the year ended 31 December

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	
		11 Net asset value – cents per share		
27,023	**41,538**	Total equity per statement of financial position	**5,166**	4,113
5,739	**6,109**	Mandatory convertible bonds (group note 26)	**760**	874
32,762	**47,647**	Total equity	**5,926**	4,987
384	**385**	Number of ordinary shares in issue (millions) (group note 25)	**385**	384
8,532	**12,381**	Net asset value – cents per share	**1,540**	1,299
		Number of ordinary shares in issue consists of: 382,242,343 (2010: 381,204,080) ordinary shares (group note 25) 2,582,962 (2010: 2,806,126) E ordinary shares (group note 25).		
		12 Net tangible asset value – cents per share		
27,023	**41,538**	Total equity per statement of financial position	**5,166**	4,113
5,739	**6,109**	Mandatory convertible bonds (group note 26)	**760**	874
(1,277)	**(1,686)**	Intangible assets (group note 16)	**(210)**	(194)
31,485	**45,961**		**5,716**	4,793
384	**385**	Number of ordinary shares in issue (millions) (group note 25)	**385**	384
8,199	**11,943**	Net tangible asset value – cents per share	**1,485**	1,248
		13 Return on equity		
(12,210)	**9,418**	Headline earnings (loss) adjusted for unrealised non-hedge derivatives, other commodity contracts and fair value adjustment on the convertible and mandatory convertible bonds (note 1)	**1,297**	(1,758)
72	**273**	Finance costs on the mandatory convertible bonds (group note 7)	**38**	10
17,862	**–**	Cost of hedge buy-back net of taxation	**–**	2,545
5,724	**9,691**	Adjusted headline earnings excluding finance costs on mandatory convertible bonds and hedge buy-back costs	**1,335**	797
32,762	**46,108**	Equity (note 8)	**5,738**	4,987
27,643	**39,435**	Average equity	**5,362**	4,009
		Note – Equity for 2009 amounted to $3,030m, R22,524m		
21	**25**	Return on equity – %	**25**	20

2010	2011	Figures in million	2011	2010
SA Rands			US Dollars	

14 Return on net capital employed

2010	2011		2011	2010
(12,210)	**9,418**	Headline earnings (loss) adjusted for unrealised non-hedge derivatives, other commodity contracts and fair value adjustment on convertible bond (note 1)	**1,297**	(1,758)
17,862	**–**	Cost of hedge buy-backs net of taxation	**–**	2,545
1,203	**1,417**	Finance costs (group note 7)	**196**	166
(311)	**(388)**	Interest received (group note 3)	**(52)**	(43)
6,544	**10,477**	Adjusted headline earnings excluding hedge buy-backs and net finance costs	**1,441**	910
46,104	**60,331**	Net capital employed (note 9)	**7,506**	7,017
41,180	**53,218**	Average net capital employed	**7,262**	5,947
		Note – Net capital employed for 2009 amounted to $4,876m, R36,256m		
16	**20**	Return on net capital employed – %	**20**	15

15 Market capitalisation

2010	2011		2011	2010
381	**382**	Number of listed ordinary shares in issue at year-end (millions) (group note 25)	**382**	381
326.90	**343.40**	Closing share price as quoted on the JSE and New York Stock Exchange	**42.45**	49.23
124,616	**131,262**	Market capitalisation	**16,226**	18,767

16 Average number of employees

	2011	2010
South Africa	**32,082**	35,660
Continental Africa	**16,539**	15,761
Australasia	**509**	494
Americas	**7,389**	6,582
Other, including corporate and non-gold producing subsidiaries	**4,723**	3,549
	61,242	62,046

Glossary of terms and Non-GAAP metrics

Adjusted gross margin: Adjusted gross profit (loss) divided by gold sales including realised non-hedge derivatives, expressed as a percentage.

Adjusted gross profit (loss): Gross profit (loss) excluding unrealised non-hedge derivatives and other commodity contracts.

Adjusted headline earnings (loss): Headline earnings (loss) excluding unrealised non-hedge derivatives, fair value adjustments on the mandatory convertible bonds and the option component of the convertible bonds, adjustments to other commodity contracts and deferred tax thereon.

All injury frequency rate: The total number of injuries and fatalities that occurs per million hours worked.

Available-for-sale financial asset: A financial asset that has been designated as available-for-sale or a financial asset other than those classified as loans and receivables, held-to-maturity investments or derivative instruments.

Average number of employees: The monthly average number of production and non-production employees and contractors employed during the year, where contractors are defined as individuals who have entered into a fixed-term contract of employment with a group company or subsidiary. Employee numbers of joint ventures represents the group's attributable share.

BIF: Banded Ironstone Formation. A chemically formed iron-rich sedimentary rock.

By-products: Any products that emanate from the core process of producing gold, including silver, uranium and sulphuric acid.

Capital expenditure: Total capital expenditure on tangible assets which includes stay-in-business and project capital.

Carbon-in-leach (CIL): Gold is leached from a slurry of gold ore with cyanide in agitated tanks and adsorbed on to carbon granules in the same circuit. The carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.

Carbon-in-pulp (CIP): Gold is leached conventionally from a slurry of gold ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where carbon granules are mixed with the slurry and gold is adsorbed on to the carbon. The granules are separated from the slurry and treated in an elution circuit to remove the gold.

Cash flow hedge: A hedge of exposure to variability in cash flows, that is attributable to a particular risk associated with a recognised asset or liability or a highly probable or a forecasted transaction and could affect profit or loss.

Contained gold: The total gold content (tons multiplied by grade) of the material being described.

Cut-off grade (surface mines): The minimum grade at which a unit of ore will be mined to achieve the desired economic outcome.

Depletion: The decrease in the quantity of ore in a deposit or property resulting from extraction or production.

Development: The process of accessing an orebody through shafts and/or tunnelling in underground mining operations.

Discontinued operation: A component of an entity that, pursuant to a single plan, has been disposed of or abandoned or is classified as held for sale until conditions precedent to the sale have been fulfilled.

Doré: Impure alloy of gold and silver produced at a mine to be refined to a higher purity, usually consisting of 85% gold on average.

Electro-winning: A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars.

Elution: Recovery of the gold from the activated carbon into solution before zinc precipitation or electro-winning.

EBITDA: Operating profit (loss) before amortisation of tangible and intangible assets, impairment of tangible and intangible assets, profit (loss) on disposal of assets and investments and unrealised non-hedge derivatives, hedge buy-back and restructuring costs plus the share of associates' EBITDA, less profit (loss) from discontinued operations.

Effective tax rate: Current and deferred taxation as a percentage of profit before taxation.

Equity: Total equity plus the mandatory convertible bonds. Where average equity is referred to, this is calculated by averaging the figures at the beginning and the end of the financial year.

Feasibility study: A comprehensive design and costing study of the selected option for the development of a mineral project in which appropriate assessments have been made of realistically assumed geological, mining, metallurgical, economic, marketing, legal, environmental, social, governmental, engineering, operational and all other modifying factors, which are considered in sufficient detail to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable) and the factors reasonably serve as the basis for a final decision to proceed with the development of the project. The overall confidence of the study should be stated.

Financial asset: Cash or cash equivalents, an equity instrument, a contractual right to receive cash, or a contractual right to exchange a financial instrument under favourable conditions.

Financial liability: A contractual obligation to pay cash, deliver equity or transfer other benefits or a contractual obligation to exchange a financial instrument under unfavourable conditions. This includes debt.

Gain (loss) on non-hedge derivatives and other commodity contracts: Fair value changes on derivatives that are neither designated as meeting the normal sale exemption under IAS 39, nor designated as cash flow hedges and other commodity contracts.

Gain (loss) on realised non-hedge derivatives: Represents the cash inflow or outflow impact on the income statement of non-hedge derivatives that were settled during the current year.

Gain (loss) on unrealised non-hedge derivatives and other commodity contracts: This represents the change in fair value, including translation differences, of all open non-hedge derivative positions and adjustments to other commodity contracts from the previous reporting date or date of recognition (if later) through to the current reporting date.

Gold produced: Refined gold in a saleable form derived from the mining process.

Grade: The quantity of gold contained within a unit weight of gold-bearing material generally expressed in ounces per short ton of ore (oz/t), or grams per metric tonne (g/t).

Held-to-maturity investment: A financial asset with a fixed maturity and fixed or determinable future payments, that management has the positive intent and ability to hold to maturity. The financial asset is classified as a non-current asset, except when it has a maturity within twelve months from the reporting date, in which case it is classified as a current asset.

Indicated Mineral Resource: An 'Indicated Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

Glossary of terms and Non-GAAP metrics

Inferred Mineral Resource: An 'Inferred Mineral Resource' is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

Interest cover: EBITDA divided by finance costs.

Leaching: Dissolution of gold from crushed or milled material, including reclaimed slime, prior to adsorption on to activated carbon.

Life of mine (LOM): Number of years for which an operation is planning to mine and treat ore, and is taken from the current mine plan.

Loans and receivables: A financial asset with fixed or determinable repayments that are not quoted in an active market, other than, a derivative instrument, or a financial asset classified as available-for-sale.

Marked-to market: The fair value change of all financial instruments since initial recognition, net of premiums.

Measured Mineral Resource: A 'Measured Mineral Resource' is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.

Metallurgical plant: A processing plant constructed to treat ore and extract gold.

Milling: A process of reducing broken ore to a size at which concentrating can be undertaken.

Mine-call factor: The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling.

Mineral deposit: A mineral deposit is a concentration (or occurrence) of material of possible economic interest in or on the earth's crust.

Mineral Resource: A 'Mineral Resource' is a concentration or occurrence of material of intrinsic economic interest in or on the earth's crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. A Mineral Resource is subdivided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

Monetary asset: An asset which will be settled in a fixed or easily determinable amount of money.

Net asset value per share: Total equity per the statement of financial position plus the mandatory convertible bonds divided by shares in issue.

Net debt: Borrowings (excluding the Turbine Square Two (Proprietary) Limited lease and the mandatory convertible bonds, adjusted for the unamortised portion of the convertible and rated bonds) less cash.

Net capital employed: Total equity adjusted for other comprehensive income, actuarial gain (loss) and deferred taxation plus interest-bearing borrowings, less cash and cash equivalents and adjusted for capital expenditure incurred on assets not yet in production. Where average net capital employed is referred to, this is the average of the figures at the beginning and the end of the financial year.

Net operating assets: Tangible assets, current and non-current portion of inventories, current and non-current trade and other receivables (excluding recoverable tax, rebates, levies and duties), less current and non-current trade, other payables and deferred income (excluding unearned premiums on normal sale extended contracts).

Net tangible asset value per share: Total equity as per the statement of financial position plus the mandatory convertible bonds less intangible assets, divided by the number of ordinary shares in issue.

Ore Reserve: An 'Ore Reserve' is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate that at the time of reporting, extraction could reasonably be justified. An Ore Reserve is subdivided in order of increasing confidence into Probable Ore Reserve and Proved Ore Reserve.

Ounce (oz) (troy): Used in imperial statistics. A kilogram is equal to 32.1507 ounces. A troy ounce is equal to 31.1035 grams.

Pay limit: The grade of a unit of ore at which the revenue from the recovered mineral content of the ore is equal to the sum of total cash costs, closure costs, Ore Reserve development and stay-in-business capital. This grade is expressed as an in situ value in grams per tonne or ounces per short ton (before dilution and mineral losses).

Prefeasibility study: A comprehensive study of the viability of a range of options for a mineral project that has advanced to a stage at which the preferred mining method in the case of underground mining or the pit configuration in the case of an open pit has been established, and an effective method of mineral processing has been determined. It includes a financial analysis based on realistic assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors that are sufficient for a competent person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve. The overall confidence of the study should be stated. A prefeasibility study is at a lower confidence level than a feasibility study.

Price received ($/oz and R/kg): Attributable gold income including realised non-hedge derivatives divided by attributable ounces or kilograms sold.

Probable Ore Reserve: A 'Probable Ore Reserve' is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

Productivity: An expression of labour productivity based on the ratio of ounces of gold produced per month to the total number of employees in mining operations.

Proved Ore Reserve: A 'Proved Ore Reserve' is the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

Glossary of terms and Non-GAAP metrics

Project capital: Capital expenditure to either bring a new operation into production; to materially increase production capacity; or to materially extend the productive life of an asset.

Reclamation: In the South African context, reclamation describes the process of reclaiming slimes (tailings) dumps using high-pressure water cannons to form a slurry which is pumped back to the metallurgical plants for processing.

Recovered grade: The recovered mineral content per unit of ore treated.

Reef: A gold-bearing sedimentary horizon, normally a conglomerate band that may contain economic levels of gold.

Refining: The final purification process of a metal or mineral.

Region: Defines the operational management divisions within AngloGold Ashanti Limited, namely South Africa, Continental Africa (Ghana, Guinea, Mali, Namibia and Tanzania), Australasia, and the Americas (Argentina, Brazil and United States of America).

Rehabilitation: The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws, including but not limited to the South African Department of Mineral Resources, the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.

Related party: Parties are considered related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.

Return on net capital: Adjusted headline earnings before net finance costs and hedge buy-back costs expressed as a percentage of average net capital employed.

Return on equity: Adjusted headline earnings before finance costs on equity including the mandatory convertible bonds and hedge buy-back costs expressed as a percentage of average equity.

Seismic event: A sudden inelastic deformation within a given volume of rock that radiates detectable seismic energy.

Shaft: A vertical or subvertical excavation used for accessing an underground mine; for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.

Significant influence: The ability, directly or indirectly, to participate in, but not exercise control over, the financial and operating policy decision of an entity so as to obtain economic benefit from its activities.

Smelting: A pyro-metallurgical operation in which gold is further separated from impurities.

Stay-in-business capital: Capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Ore Reserve development and capital expenditure related to safety, health and the environment.

Stope: Underground excavation where the orebody is extracted.

Stoping: The process of excavating ore underground.

Stripping ratio: The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.

Tailings: Finely ground rock of low residual value from which valuable minerals have been extracted.

Tailings dam (slimes dam): Dam facilities designed to store discarded tailings.

Tonne: Used in metric statistics. Equal to 1,000 kilograms.

Ton: Used in imperial statistics. Equal to 2,000 pounds. Referred to as a short ton.

Tonnage: Quantity of material measured in tonnes or tons.

Total cash costs: Total cash costs include site costs for all mining, processing and administration, reduced by contributions from by-products and are inclusive of royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded.

Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.

Total production costs: Total cash costs plus amortisation, retrenchment, rehabilitation and other non-cash costs. Corporate administration and exploration costs are excluded.

Total production costs per ounce are the attributable total production costs divided by the attributable ounces of gold produced.

Waste: Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded.

Weighted average number of ordinary shares: The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group, and increased by share options that are virtually certain to be exercised.

Yield: The amount of valuable mineral or metal recovered from each unit mass of ore expressed as ounces per short ton or grams per metric tonne.

Abbreviations

$	United States dollars
A$ or AUD	Australian dollars
ADS	American Depositary Share
ADR	American Depositary Receipt
AIFR	All injury frequency rate
ARS	Argentinean peso
ASX	Australian Securities Exchange
Au	Contained gold
BBSY	Bank bill swap bid rate
BCM	Bank cubic meters, i.e. ore in the ground
BRL	Brazilian real
bn	Billion
C$ or CAD	Canadian dollars
capex	Capital expenditure
CDI	Chess Depositary Interests
CLR	Carbon Leader Reef
ERP	Enterprise Resource Planning
FIFR	Fatal injury frequency rate
g	Grams
g/t	Grams per tonne
GHC, cedi or ¢	Ghanaian cedi
GhDS	Ghanaian Depositary Share
GhSE	Ghana Stock Exchange
JORC	Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves
JIBAR	Johannesburg Interbank Agreed Rate
JSE	Johannesburg Stock Exchange or JSE Limited
King Code	South African King Code on Corporate Governance, 2009 (King III)
kg	Kilograms
LSE	London Stock Exchange
LIBOR	London Interbank Offer Rate
LOM	Life of mine
m^2/TEC	Square meters per total employee costed
M or m	Meter or million, depending on the context
Moz	Million ounces
Mt	Million tonnes or tons
Mtpa	Million tonnes/tons per annum
N$ or NAD	Namibian dollars
NYSE	New York Stock Exchange
oz	Ounces (troy)
oz/t	Ounces per ton
oz/TEC	Ounces per total employee costed
R, ZAR or Rand	South African rands
SAMREC	South African Code for the Reporting of Mineral Resources and Mineral Reserves 2007 Edition
SEC	United States Securities and Exchange Commission
SOX	Sarbanes-Oxley Act of 2002
t	Tons (short) or tonnes (metric)
tpa	Tonnes/tons per annum
US/USA/United States	United States of America
VCR	Ventersdorp Contact Reef

Shareholder information

Shareholders at 31 December 2011

According to information available to the directors, the following are the only shareholders holding, directly or indirectly, in excess of 5% of the ordinary issued share capital of the company:

	Ordinary shares held			
	31 December 2011		31 December 2010	
	Number	%	Number	%
The Bank of New York Mellon*	**164,886,294**	**43.14**	167,587,981	43.96
Paulson & Co., Inc	**32,570,668**	**8.52**	41,000,000	10.76
Allan Gray Unit Trust Management Limited	**24,710,806**	**6.46**	31,668,339	8.31

* Shares held through various custodians in respect of ADSs issued by the Bank, as AngloGold Ashanti's ADS custodian.

Top 20 shareholders

The 20 largest holders of the ordinary share capital of the company as at 31 December 2011 were:

		Number	%
1	Paulson & Co., Inc.	32,570,668	8.52
2	Allan Gray Unit Trust Management Limited	24,710,806	6.46
3	Fidelity Management & Research	16,539,669	4.33
4	Public Investment Corp. of South Africa	16,140,223	4.22
5	NWQ Investment Management Co. LLC	15,296,718	4.00
6	Tradewinds Global Investors LLC	14,401,392	3.77
7	Van Eck Global	13,128,482	3.43
8	Investec Asset Management (Pty) Limited (South Africa)	11,202,939	2.93
9	Old Mutual Investment Group South Africa (Pty) Limited	9,952,346	2.60
10	The Vanguard Group, Inc.	8,915,365	2.33
11	Wellington Management Co. LLP	7,824,926	2.05
12	BlackRock Fund Advisors	7,499,546	1.96
13	Government of Singapore Investment Corp. Pte Limited	7,386,300	1.93
14	Comgest SA	6,492,323	1.70
15	Government of Ghana	6,373,650	1.67
16	BlackRock Investment Management (UK) Limited	6,291,789	1.65
17	T. Rowe Price Associates, Inc.	6,148,218	1.61
18	Franklin Advisors, Inc.	6,030,503	1.58
19	Coronation Management Co. Limited	5,493,994	1.44
20	Abax Investments Pty. Limited	5,407,491	1.41

The above list of shareholders does not necessarily reflect the beneficial shareholders.

Shareholder information

Analysis of ordinary shareholdings as at 31 December 2011

Size of shareholding	Number of shareholders	% of total shareholders	Number of shares issued	% of shares issued
1 – 100	2,863	30.42	145,777	0.04
101 – 500	3,807	40.45	864,247	0.23
501 – 1,000	728	7.74	547,639	0.14
1,001 – 5,000	867	9.21	2,008,767	0.53
5,001 – 10,000	242	2.57	1,745,881	0.46
10,001 – 100,000	654	6.95	22,761,504	5.95
Over 100,000	250	2.66	354,168,528	92.65
Total	**9,411**	**100.00**	**382,242,343**	**100.00**

Shareholder spread at 31 December 2011

Pursuant to the Listings Requirements of the JSE, with the best knowledge of the directors and after reasonable enquiry, the spread of shareholders was as follows:

Class	Number of shares	% of shares issued	Number of holders	% of shareholders
Ordinary shares				
Non-public shareholders:				
– Directors	26,135	0.007	4	0.04
– Strategic holdings	6,373,650	1.67	1	0.01
Public shareholders	375,842,558	98.32	9,406	99.95
Total	**382,242,343**	**100.00**	**9,411**	**100.00**

A redeemable preference shares B redeemable preference shares	} All shares are held by a wholly-owned subsidiary company

Stock exchange listings at 31 December 2011

The primary listing of the company's ordinary shares is on the Johannesburg Stock Exchange (JSE). Its ordinary shares are also listed on stock exchanges in London and Ghana, as well as being quoted in New York in the form of American Depositary Shares (ADSs), in Australia, in the form of CHESS Depositary Interests (1) (CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).

Delistings

AngloGold Ashanti delisted the company's ordinary shares from the Euronext Paris exchange with effect from 23 December 2011 and from the Euronext Brussels with effect from 30 December 2011.

(1) Clearing House Electronic Sub-register System.

Stock exchange information at 31 December

		2011	2010	2009	2008	2007
JSE (Share code: ANG)						
Rands per share:						
Market price	– high	**391.82**	366.31	369.00	349.00	358.89
	– low	**273.33**	266.40	232.06	150.11	254.00
	– year end	**343.40**	326.90	306.29	252.00	293.00
Shares traded	– 000	**323,893**	270,652	376,590	306,655	216,717
London Stock Exchange (Share code: AGD)						
Pounds per share:						
Market price	– high	**30.17**	32.32	28.53	23.08	23.15
	– low	**25.11**	23.15	16.64	9.93	18.43
	– year end	**29.36**	31.79	27.06	16.66	21.25
Shares traded	– 000	**646**	2,359	643	5	648
Euronext Paris (Share code: VA) (2)						
Euros per share:						
Market price	– high	**37.59**	38.50	31.40	34.79	37.95
	– low	**28.01**	25.35	17.54	10.46	25.21
	– year end	**32.20**	36.58	28.85	18.20	29.05
Shares traded	– 000	**710**	723	1,102	1,926	1,609
Ghana Stock Exchange (Share code: AGA)						
(listing commenced 27 April 2004)						
Ghana Cedis per share: (3)						
Market price	– high	**34.00**	34.00	30.00	30.00	30.00
	– low	**34.00**	30.00	30.00	30.00	30.00
	– year end	**34.00**	34.00	30.00	30.00	30.00
Shares traded	– 000	**17**	9	118	–	–
Euronext Brussels (Share code: ANG) (4)						
Euros per IDR:						
Market price	– high	**37.21**	38.00	31.04	34.75	37.55
	– low	**26.65**	25.23	16.83	10.58	25.90
	– year end	**30.52**	36.10	27.85	19.05	30.00
IDRs traded	– 000	**649**	596	807	681	704
Each IDR is equal to one ordinary share						

(2) Delisted with effect from 23 December 2011
(3) Adjusted to address change in currency
(4) Delisted with effect from 30 December 2011

Shareholder information

Stock exchange information at 31 December (continued)

		2011	2010	2009	2008	2007
New York Stock Exchange (Share code: AU)						
US dollars per ADS:						
Market price	– high	**51.69**	52.86	47.52	51.35	49.88
	– low	**38.97**	34.11	27.88	13.37	33.80
	– year end	**42.45**	49.23	40.18	27.71	42.81
ADSs traded	– 000	**496,614**	504,186	706,541	588,403	352,041
Each ADS is equal to one ordinary share						
Australian Securities Exchange (Share code: AGG)						
Australian dollars per CDI:						
Market price	– high	**9.69**	10.50	11.50	11.31	12.37
	– low	**7.00**	7.65	6.80	4.25	8.85
	– year end	**8.05**	9.84	9.00	7.60	10.10
CDIs traded	– 000	**1,848**	6,023	6,574	5,854	14,993
Each CDI is equal to one-fifth of one ordinary share						
Ghana Stock Exchange (Share code: AADS)						
(listing commenced 27 April 2004) Ghana Cedis per GhDS: (2)						
Market price	– high	**0.60**	0.60	0.35	0.35	0.30
	– low	**0.50**	0.30	0.30	0.35	0.30
	– year end	**0.50**	0.60	0.30	0.35	0.30
GhDSs traded	– 000	**172**	921	477	183	–
Each GhDS is equal to one-hundredth of one ordinary share						

Shareholders' diary

Financial year-end		31 December
Annual reports 2011	published on or about	31 March 2012
Annual general meeting	11:00 SA time	10 May 2012
Quarterly reports		Released on or about
– Quarter ended 31 March 2012		10 May 2012
– Quarter ended 30 June 2012		7 August 2012
– Quarter ended 30 September 2012		8 November 2012
– Quarter ended 31 December 2012		14 February 2013

Dividends

Dividend number	Declared	Last date to trade ordinary shares cum dividend	Payment date to shareholders	Payment date to ADS holders
2011 Final – number 112	14 February 2012	2 March 2012	16 March 2012	26 March 2012
2012 Q1 Interim – number 113*	*8 May 2012	*25 May 2012	*8 June 2012	*18 June 2012
2012 Q2 Interim – number 114*	*3 August 2012	*24 August 2012	*7 September 2012	*17 September 2012
2012 Q3 Interim – number 115*	*6 November 2012	*23 November 2012	*7 December 2012	*17 December 2012

* Proposed, subject to board approval.

Dividend policy

Dividends are proposed by and approved by the board of directors of AngloGold Ashanti, based on the company's financial performance. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. During the third quarter of 2011, the company changed the timing of dividend payments to quarterly rather than half-yearly. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payment of future dividends will depend upon the board's ongoing assessment of AngloGold Ashanti's earnings, after providing for long-term growth, cash/debt resources, compliance with the solvency and liquidity requirements of the Companies Act of 2008, the amount of reserves available for dividend, based on the going concern assessment, and restrictions placed by the conditions of the convertible bonds, other debt facilities, protection of the investment grade rating and other factors.

Withholding tax

On 21 February 2007, the South African government announced that a 10% withholding tax on dividends and other distributions payable to shareholders would be implemented. In his budget speech on 22 February 2012, the South African Minister of Finance announced that the withholding tax on dividends and other distributions payable to shareholders will be increased from 10% to 15% effective 1 April 2012.

This withholding tax replaces the Secondary Tax on Companies and although this may reduce the tax payable by AngloGold Ashanti's South African operations, thereby potentially increasing distributable earnings, the withholding tax on dividends and other distributions will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders, subject to certain exceptions.

The method for collection of this withholding tax will be communicated to shareholders in due course.

Annual general meeting

Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own names in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting to be held on 10 May 2012 in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.

Voting rights

The South African Companies Act 71 of 2008 (as amended) provides that if voting is by a show of hands, any person present and entitled to exercise voting rights has one vote, irrespective of the number of voting rights that person would otherwise be entitled to. If voting is taken by way of poll, any shareholder who is present at the meeting, whether in person or by duly appointed proxy, shall have one vote for every share held. There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy. Holders of E ordinary shares are entitled to vote at meetings, but do not hold the right to veto. Options granted in terms of the share incentive scheme do not carry rights to vote.

Change of details

Shareholders are reminded that the onus is on them to keep the company, through their nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders received dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.

Annual reports

Should you wish to receive a printed copy of AngloGold Ashanti's 2011 annual reports, please request same from the contact persons listed at the end of this report or from the company's website or from companysecretary@anglogoldashanti.com.

Notes

Administrative information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:

ISIN:	ZAE000043485
JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD
JSE Sponsor:	UBS
Auditors:	Ernst & Young Inc.

Offices:

Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

Directors:

Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan *§ (Chief Financial Officer)

Non-Executive
T T Mboweni † (Chairman)
F B Arisman #
R Gasant †
Ms N P January-Bardill †
W A Nairn †
Prof L W Nkuhlu †
F Ohene-Kena +
S M Pityana †
R J Ruston~

** British* *# American* *§ Indian*
~ Australian *† South African* *+ Ghanaian*

Officers
Company Secretary: Ms L Eatwell

Investor Relations Contacts:

South Africa
Michael Bedford
Telephone: +27 11 637 6273
Mobile: +27 82 374 8820
E-mail: mbedford@AngloGoldAshanti.com

United States
Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1-646-717-3978
E-mail: sbailey@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

Company Secretarial E-mail
Companysecretary@AngloGoldAshanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

RUSSELL AND ASSOCIATES 5097/11

Download the full
Annual Financial
Statements 2011

www.anglogoldashanti.com

PURE GOLD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 10, 2012

By: /s/ L Eatwell________

Name: L EATWELL

Title: Company Secretary